Form 10-K, Exhibit 13
period 1994-06-30
ARCHER DANIELS MIDLAND CO
filed 1994-09-27
CIK 7084

PAGE 1
EXHIBIT 13--ANNUAL REPORT TO SECURITY HOLDERS
Archer Daniels Midland Company

MANAGEMENT'S DISCUSSION OF
OPERATIONS AND FINANCIAL CONDITION--JUNE 30, 1994

The Company is in one business segment - procuring, transporting, storing, processing and merchandising agricultural commodities. The availability and price of the raw material commodities are subject to wide fluctuations due to unpredictable factors such as: weather; plantings; government (domestic and foreign) farm programs and policies; changes in global demand created by population growth and higher standards of living; and global production of similar and competitive crops. Generally, changes in the price of raw material commodities can be passed through to the price of processed products. Ethanol is one of a limited few of the Company's processed products which must be priced to compete with products produced from other raw materials. To minimize price risk due to market fluctuations and risk of crop failure the Company follows a policy of hedging commodity transactions, including certain anticipated production requirements. Inflation over time has an impact on commodity prices. The Company's business is capital intensive and inflation could impact the cost of capital investments.

Operations

  Net sales and other operating income for the fiscal year ended June 30, 1994 increased to a record high of $11.4 billion from $9.8 billion in fiscal 1993 due primarily to an 8% increase in average selling prices of the Company's products and to a lesser extent, a 5% increase in volume of products sold. Cost of products sold increased to $10.2 billion from $8.7 billion in fiscal 1993 due principally to higher raw material commodity costs and also the increased volume of products sold. The effect of the higher selling prices and volume increases, partially offset by the higher raw material commodity prices resulted in gross profit increasing 7% to $1.1 billion. Gross profit increased to a lesser extent than net sales and other operating income due primarily to higher corn prices resulting from the small corn crop due to the widespread Midwest flooding and by the low price of imported oil, both of which negatively impacted ethanol product margins. The flooding also had a negative impact on procuring, transporting and merchandising activities for the year. We estimate that higher corn costs of about $100 million could not be passed on to ethanol buyers and costs of approximately $40 million were incurred due to transportation and plant operation interruptions.

  Net sales and other operating income for the fiscal year ended June 30, 1993 increased 6% to $9.8 billion from $9.2 billion in fiscal 1992 due primarily to a 5% increase in volume of products sold. Costs of products sold increased to $8.7 billion from $8.2 billion in 1992 due principally to the increased volume of products sold with the resulting gross profit for 1993 increasing 2% to $1.1 billion.

  Selling, general and administrative expense increased $46 million to $371 million in 1994 from $325 million in 1993 due principally to $26 million of expense attributable to recently acquired operations, a $7 million increase in advertising costs and other general cost increases in support of increased sales volumes. Selling, general and administrative expense in 1993 increased $30 million to $325 million from $295 million in 1992 due principally to $13 million of expense attributable to recently acquired operations and general cost increases in support of increased sales volumes.

  The decrease in other income for 1994 resulted primarily from increased interest expense, due principally to higher average borrowing levels, and to a lesser extent reduced gains on marketable securities transactions. The decrease in other income in 1993 compared to 1992 resulted primarily from increased interest expense due to higher borrowing levels. This decrease was partially offset by gains on marketable securities transactions. Marketable securities transaction gains in 1994 and 1993 were $26 million and $34 million, respectively, and marketable securities transaction losses were $17 million in 1992.

  The Company's effective tax rate was 34% in 1994, 28% in 1993 and 34% in 1992. The decrease in the effective tax rate for 1993 was due primarily to a $30 million credit from settlement of prior years' tax audits with the Internal Revenue Service.
In 1994, the increase in the statutory federal income tax rate from 34% to 35% resulted in additional income tax accruals and a non-recurring income tax charge of $14 million.

  Effective July 1, 1992, the Company adopted FASB Statements No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" and No. 109, "Accounting for Income Taxes." The cumulative effect of adopting these accounting changes was to decrease earnings by $35 million, net of tax, for FASB Statement No. 106 and to increase earnings by $68 million for FASB Statement No. 109. The new standards did not have a material effect on the Company's operating results.

Liquidity and Capital Resources

  At June 30, 1994, the Company continued to show substantial liquidity with working capital of $2.8 billion including cash and marketable securities of $1.3 billion. Working capital also includes inventory which has a replacement value in excess of its LIFO carrying value of approximately $74 million. The cash and marketable securities, consisting primarily of United States government obligations, are available for working capital, future expansion and stock repurchase plans. Capital resources were strengthened as shown by the increase in net worth to $5 billion. The principal source of capital during the year was funds generated from operations. The Company's ratio of long-term debt to total capital at year end was approximately 27%. Annual maturities of long-term debt range from $13 million to $28 million during the next five years except for 1997 when $112 million is due.

  Commercial paper and commercial bank lines of credit are available to meet seasonal cash requirements. At June 30, 1994, the Company had $361 million of short-term bank credit lines. Both Standard & Poor's and Moody's continue to assign the highest rating to the Company's commercial paper and to rate its long-term debt as AA- and Aa2, respectively. The Company has access to equity and debt capital through numerous alternatives available from public and private sources in the domestic and international markets in addition to the cash flow generated from operations.
1
            PAGE 2
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is in one business segment-procuring, transporting, storing, processing and merchandising agricultural products.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries. Investments in affiliates are carried at cost plus equity in undistributed earnings since acquisition.

Cash Equivalents and Marketable Securities

Cash equivalents and marketable securities are carried at cost, and consist primarily of United States government obligations. The Company considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents. At June 30, 1994 and 1993, the fair value of the Company's marketable securities, based on quoted market prices, exceeded the carrying value of these securities by $76 million and $66 million, respectively.

Inventories

Inventories, consisting primarily of merchandisable agricultural commodities and related value-added products, are carried at cost, which is not in excess of market prices. Inventory cost methods include the last-in, first-out (LIFO) method, the first-in, first-out (FIFO) method and the hedging procedure method. The hedging procedure method approximates FIFO cost by valuing inventories, futures contracts and open purchase and sale contracts at market prices.

The Company follows a policy of hedging commodity transactions, including certain anticipated production requirements, to minimize price risk due to market fluctuations and risk of crop failure. Gains or losses arising from hedges of anticipated production requirements are included with the cost of the commodities when purchased.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. The Company uses the straight line method in computing depreciation for financial reporting purposes and generally uses accelerated methods for income tax purposes.

Net Sales

The Company follows a policy of recognizing sales at the time of product shipment. Net margins from grain merchandised, rather than the total sales value thereof, are included in net sales in the consolidated statements of earnings. Gross sales of the Company, including the total sales value of grain merchandised, were $14.1 billion in 1994, $12.1 billion in 1993 and $11.4 billion in 1992, and include export sales of $3.2 billion in 1994, $2.9 billion in 1993 and $2.7 billion in 1992.

Per Share Data

Share and per share information have been adjusted to give effect to stock dividends in the three years ended June 30, 1994, including the 5% stock dividend declared in July 1994, and payable in September 1994. Net earnings per common share is determined by dividing net earnings by the weighted average number of common shares outstanding. The impact of common stock equivalents is not material.

2
            PAGE 3
CONSOLIDATED STATEMENTS OF EARNINGS

                                       Year Ended June 30
                             _________________________________
                                    1994      1993      1992
                             _________________________________
                                     (In thousands, except
                                       per share amounts)
Net sales and other operating income$11,374,372$9,811,362$9,23
1,502
Cost of products sold and other
  operating costs               10,236,737 8,748,418 8,188,395
                                ______________________________

  Gross Profit                   1,137,635 1,062,944 1,043,107

Selling, general and administrative
  expenses                         371,237   324,793   294,794
                                ______________________________

  Earnings From Operations         766,398   738,151   748,313

Other income (expense)            (28,095)     7,858    11,256
                                ______________________________

  Earnings Before Income Taxes
   and Cumulative Effect of
   Accounting Changes              738,303   746,009   759,569

Income taxes                       254,234   211,500   255,812
                                ______________________________

  Earnings Before Cumulative Effect
   of Accounting Changes           484,069   534,509   503,757

Cumulative effect of accounting changes-      33,018      -
                                ______________________________

  Net Earnings                  $  484,069$  567,527$  503,757
                                ==============================

Earnings per common share
  Before cumulative effect
   of accounting changes        $     1.40$     1.49$     1.40
Cumulative effect of accounting changes -        .09        -
                                ______________________________

Net Earnings                    $     1.40$     1.58$     1.40
                                ==============================

See notes to consolidated financial statements

3
            PAGE 4
CONSOLIDATED BALANCE SHEETS

                                            June 30
                            __________________________________

                                     1994                1993
                            __________________________________
Assets                                   (In thousands)

Current Assets
 Cash and cash equivalents     $  316,394           $ 386,483
 Marketable securities          1,019,059           1,481,831
 Receivables                    1,041,769             824,882
 Inventories                    1,422,147           1,131,787
 Prepaid expenses                 111,426              96,751
                               __________          __________

  Total Current Assets           3,910,795           3,921,734


Investments and Other Assets
 Investments in and advances
 to affiliates                    297,147             331,672
 Long-term marketable securities  891,073             872,265
 Other assets                     109,263              63,606
                                __________          __________

                                 1,297,483           1,267,543

Property, Plant and Equipment
 Land                             101,854              94,143
 Buildings                      1,029,817             907,625
 Machinery and equipment        5,073,631           4,622,590
 Construction in progress         455,729             377,317
 Less allowances for depreciation(3,122,456)      (2,786,841)
                               __________          __________

                                3,538,575           3,214,834
                                __________          __________

                                $8,746,853          $8,404,111

                                ==========          ==========

4
            PAGE 5

                                            June 30
                             _________________________________

                                     1994                1993
                             _________________________________
Liabilities and Shareholders' Equity     (In thousands)

Current Liabilities
 Accounts payable              $  690,824          $  555,514
 Accrued expenses                 412,438             373,431
 Current maturities of long-term debt23,716            31,286
                               __________          __________

     Total Current Liabilities   1,126,978             960,231


Long-Term Debt                   2,021,417           2,039,143


Deferred Credits
 Income taxes                     432,396             414,092
 Other                            120,641             107,394
                                __________          __________

                                   553,037             521,486

Shareholders' Equity
 Common stock                   3,415,955           3,366,622
 Reinvested earnings            1,629,466           1,516,629
                               __________          __________

                                 5,045,421           4,883,251
                                __________          __________

                                $8,746,853          $8,404,111
                                ==========          ==========



See notes to consolidated financial statements.

5
            PAGE 6
CONSOLIDATED STATEMENTS OF CASH FLOWS

                                         Year Ended June 30

                                     1994      1993      1992

                                           (In thousands)
Operating Activities
Net earnings                      $ 484,069 $ 567,527 $ 503,757
 Adjustments to reconcile to net
 cash provided by operations
 Cumulative effect of accounting changes-   (33,018)      -
 Depreciation and amortization     354,463   328,549   293,729
 Deferred income taxes              22,009    16,238    30,415
 Amortization of long-term debt discount19,61316,900    26,044
 Other                            (23,230)  (39,743)  (13,662)
 Changes in operating assets and liabilities
  Receivables                    (114,741)  (90,890)  (54,066)
  Inventories                    (172,649)  (69,927)  (92,355)
  Prepaid expenses                (13,450)   (8,019)   (1,843)
  Accounts payable and accrued expenses74,287(13,804)  176,875
                                  ________  ________  ________

  Total Operating Activities       630,371   673,813   868,894

Investing Activities
 Purchases of property, plant and equipment(514,364) (394,400)
 (479,528)
 Business acquisitions           (257,731) (200,023)  (21,197)
 Investments in and advances to affiliates16,506(11,441)(88,237
 )
 Purchases of marketable securities(2,136,553)(2,691,913)(1,004
 ,824)
 Proceeds from sales of marketable
 securities                      2,643,368 1,637,373   773,816
                                  _________ _________ _________
Total Investing Activities        (248,774)(1,660,404)(819,970)

Financing Activities
 Long-term debt borrowings          12,001   506,576   594,355
 Long-term debt payments          (76,133)  (33,256) (210,616)
 Purchases of treasury stock     (355,226)  (35,429)  (85,889)
 Cash dividends and other         (32,328)  (29,177)  (30,009)
                                  _________ _________ _________

  Total Financing Activities     (451,686)   408,714   267,841
                                 _________ _________ _________
  Increase (Decrease) In Cash And Cash
  Equivalents                     (70,089) (577,877)   316,765

Cash And Cash Equivalents Beginning Of
 Period                             386,483   964,360   647,595
                                  _________ _________ _________

  Cash And Cash Equivalents End Of
  Period                         $ 316,394 $ 386,483 $ 964,360
                                  ========= ========= =========

See notes to consolidated financial statements.

6
            PAGE 7

Consolidated Statement of Shareholders' Equity

                                   Common Stock
                                 ___________________
                                                     Reinvested
                                   Shares    Amount    Earnings

___________________________________
                                         (In thousands)

Balance July 1, 1991             310,924 $2,637,129 $1,285,166

Net earnings                                           503,757
Cash dividends paid-$.09 per share                    (30,789)
Acquisitions                       2,636     72,764
Treasury stock purchases         (3,329)   (85,889)
5% stock dividend-September 1992  15,547    389,996  (389,996)
Foreign currency translation                            93,879
Other                                702     16,600      (264)
                                 _______ __________ __________

   Balance June 30, 1992         326,480  3,030,600  1,461,753


Net earnings                                           567,527
Cash dividends paid-$.09 per share                    (32,266)
Treasury stock purchases         (1,531)   (35,429)
5% stock dividend-September 1993  16,300    348,927  (348,927)
Foreign currency translation                         (131,153)
Other                              1,050     22,524      (305)
                                 _______ __________ __________

   Balance June 30, 1993         342,299  3,366,622  1,516,629


Net earnings                                           484,069
Cash dividends paid-$.09 per share                    (32,586)
Acquisitions                          19        422
Treasury stock purchases        (15,597)  (355,226)
5% stock dividend-declared July 199416,364  381,707  (381,707)
Foreign currency translation                            43,363
Other                                554     22,430      (302)
                                 _______ __________ __________

   Balance June 30, 1994         343,639 $3,415,955 $1,629,466
                                 ======= ========== ==========

See notes to consolidated financial statements.

7
            PAGE 8
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note l-Inventories

                                             1994        1993

                                             (In thousands)
LIFO inventories
 FIFO value                            $  459,640  $  404,246
 LIFO valuation reserve                  (74,016)    (28,359)
                                       __________  __________
 LIFO carrying value                      385,624     375,887

FIFO inventories including
 hedging procedure method                1,036,523     755,900
                                        __________  __________
                                        $1,422,147  $1,131,787
                                        ==========  ==========




Note 2-Accrued Expenses

                                            1994         1993

                                             (In thousands)

Income taxes                            $  116,650  $  108,411
Insurance loss reserves                     79,488      59,858
Payroll and employee benefits              105,283      98,365
Other                                      111,017     106,797
                                        __________  __________
                                        $  412,438  $  373,431
                                        ==========  ==========

Note 3-Long-Term Debt and Financing Arrangements
                                               1994      1993
                                          _____________________
                                               (In thousands)
8.875% Debentures $300 million face
amount, due in 2011                       $  298,166$  298,120

8.125% Debentures $300 million face
amount, due in 2012                          297,901   297,851

8.375% Debentures $300 million face
amount, due in 2017                          293,988   293,904

7.125% Debentures $250 million face
amount, due in 2013                          249,361   249,345

6.25% Notes $250 million
face amount, due in 2003                     249,293   249,103

Zero Coupon Debt $400 million face
amount, due in 2002                          140,768   123,191

7% Debentures $250 million face amount
due in 2011                                  125,228   123,686

10.25% Debentures $100 million
face amount, due in 2006                      98,628    98,569

6% Bonds 150 million Deutsche Mark
face amount, due in 1997                      94,400    87,669

Industrial Revenue Bonds at various
rates from 5.30% to 13.25% and due
in varying amounts to 2012                    79,442    80,466
Other                                        117,958   168,525
                                          ____________________
Total long-term debt                       2,045,133 2,070,429
Less current maturities                     (23,716)  (31,286)
                                          ____________________
                                          $2,021,417$2,039,143
                                          ====================

At June 30, 1994, the fair value of the Company's long-term debt exceeded the carrying value by $197 million, as estimated by using quoted market prices or discounted future cash flows based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.
Unamortized original issue discounts on the 7% Debentures and Zero Coupon Debt issues are being amortized at 15.35% and 13.80%, respectively. Accelerated amortization of the discounts for tax purposes has the effect of lowering the actual rate of interest to be paid over the remaining lives of the issues to approximately 10.80% and 5.87%, respectively.

The aggregate maturities for long-term debt for the five years after June 30, 1994 are $24 million, $15 million, $112 million,
$28 million, and $13 million, respectively.

At June 30, 1994 the Company had lines of credit totaling $361 million.


Note 4-Shareholders' Equity

The Company has authorized 800 million shares of common stock and 500,000 shares of preferred stock, both without par value. No preferred stock has been issued. At June 30, 1994 and 1993 the Company had approximately 15.6 million and 9.5 million common shares, respectively, in treasury. Treasury stock is recorded at cost, $354 million at June 30, 1994, as a reduction of common stock.

Stock option plans provide for the granting of options to employees to purchase common stock of the Company at market value on the date of grant. Options expire five to eight years after the date of grant. At June 30, 1994 options for 1,950,686 shares at prices ranging from $11.88 to $27.59 per share were outstanding of which 535,492 shares were exercisable. There were 1,188,408 shares available for future grant at June 30, 1994.

Cumulative foreign currency translation losses of $4 million at
June 30, 1994 are included as a component of reinvested
earnings.
8
            PAGE 9
Note 5-Other Income (Expense)

                                  1994      1993      1992
                             ________________________________
                                       (In thousands)
Investment income              $100,706  $100,715  $112,596
Interest expense               (173,429  (150,945  (115,417
                               )         )         )
Gain (loss) on marketable
  securities transactions      25,785    33,531    (16,719)
Other, including equity
  in earnings of affiliates    18,843    24,557    30,796
                               _______   _______   _______
                               $(28,095  $  7,858  $ 11,256
                               )
                               ========  ========  ========


Interest expense is net of interest capitalized of $26 million, $23 million and $22 million in 1994, 1993 and 1992, respectively.

The Company made interest payments of $180 million, $151 million and $104 million in 1994, 1993 and 1992, respectively.

Marketable securities transactions increased net earnings in 1994 and 1993 by $.05 and $.06 per share, respectively, and decreased net earnings in 1992 by $.03 per share.

Note 6-Income Taxes
                                 1994       1993      1992

                                      (In thousands)
Current
 Federal                      $202,708  $160,966    $217,260
 State                        30,969    31,471      27,349
 Foreign                      14,460    (583)       4,560
Deferred
 Federal                      4,102     23,103      3,415
 State                        (3,036)   (1,857)     (1,886)
 Foreign                      5,031     (1,600)     5,114
                              _______   _______     ________
                              $254,234  $211,500    $255,812
                              ========  ========    ========

Significant components of the Company's deferred tax liabilities and assets are as follows:

                                       1994          1993

                                        (In thousands)
Deferred tax liabilities
Depreciation                    $365,491       $341,778
Bond discount amortization      60,308           56,333
Other                           55,575         48,117
                                ________       ________
                                481,374        446,228

Deferred tax assets
Postretirement benefits         27,624         19,924
Other                           85,406         57,360
                                ________       ________
                                113,030        77,284
                                ________       ________
Net deferred tax liabilities    368,344        368,944

Current net deferred tax
assets                          64,052         45,148
 included in prepaid expenses
                                ________       ________
Non-current net deferred
 tax liabilities                $432,396       $414,092
                                ========       ========

1992 deferred income tax expense consists principally of differences between financial reporting and income tax methods of recording depreciation expense.

Reconciliation of the statutory federal income tax rate to the Company's effective tax rate is as follows:

                                      1994      1993      1992
Statutory rate                        35.0%     34.0%     34.0%
State income taxes, net of
 federal tax benefit                   2.3       2.6       2.6
Foreign sales corporation             (2.7)     (2.3)     (1.6)
Settlement of tax issues                -       (4.0)       -
Federal tax rate increase              1.8        -         -
Other                                 (2.0)     (1.9)     (1.3)
                                      ___       ___       ___

Effective rate                        34.4%     28.4%     33.7%
                                       ====      ====      ====

The Company made income tax payments of $250 million, $251 million and $196 million in 1994, 1993 and 1992, respectively.

In the first quarter of 1994, the federal income tax rate increase resulted in additional income tax accruals and a non-recurring income tax charge of $14 million, or $.04 per share.

During the fourth quarter of 1993, the Company settled various tax matters related to audits of prior tax years by the Internal
Revenue Service. The settlement resulted in a $30 million credit, or $.08 per share, to the 1993 provision.

Effective July 1, 1992, the Company adopted FASB Statement No. 109, "Accounting for Income Taxes." The cumulative effect of restating deferred taxes as of July 1, 1992, was to increase first quarter of 1993 earnings by $68 million, or $.19 per share.
9
            PAGE 10
Note 7-Leases

The Company leases principally transportation equipment under noncancellable operating leases with total future lease commitments of $102 million, which range from $6 million to $28 million during each of the next five years, and expire on various dates through 2026. Rent expense for 1994, 1993 and 1992 was $69 million, $66 million, and $59 million, respectively.

Note 8-Employee Benefit Plans

The Company has noncontributory and trusteed pension plans covering substantially all employees. It is the Company's policy to fund pension costs as required by the Employee Retirement Income Security Act. At June 30, 1994 the plans had assets at fair value of $267 million and projected benefit obligations of $305 million based on a discount rate of 7.5%. Pension expense is not material.

The Company adopted FASB Statement No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," for health care and life insurance benefit plans as of July 1, 1992. The cumulative effect of adopting this statement decreased first quarter 1993 earnings by $35 million (net of related taxes of $20 million), or $.10 per share. This charge represented the discounted present value of expected future retiree health benefits attributed to employees' service rendered prior to July 1, 1992. The accumulated postretirement benefit obligations
(APBO) for the unfunded plans at June 30, 1994, were $79 million, based on a discount rate of 7.5% and an assumed health care cost trend rate of 11.8% for 1995 gradually decreasing to 5.5% by 2004. Expense of these plans is not material. A 1% increase in the health care cost trend rate assumption would not have had a material impact on the APBO or expense for the year.

In addition, the Company has savings and investment plans available to eligible employees with one year of service.
Employees may contribute up to 6% of their salaries, not to exceed $9,000. The Company matches these contributions, at various levels, to a maximum of $6,000.

Note 9-Geographic Information

                              Net Sales
                              and Other   Earnings
                              Operating     From    Identifiable
                                Income   Operations    Assets
                              _________  __________ ____________
                                       (In millions)
Fiscal 1994
 United States               $ 8,365       $704       $5,140
 Foreign                       3,009         62        1,083
                             _______       ____       ______
                             $11,374       $766       $6,223
                             =======       ====       ======
Fiscal 1993
 United States               $ 7,266       $716       $4,407
 Foreign                       2,545         22          925
                             _______       ____       ______
                             $ 9,811       $738       $5,332
                             =======       ====       ======

Fiscal 1992
 United States               $ 7,041       $709       $3,988
 Foreign                       2,191         39          938
                             _______       ____       ______
                             $ 9,232       $748       $4,926
                             =======       ====       ======

Earnings from operations represent earnings before other income, income taxes and cumulative effect of accounting changes.
Identifiable assets exclude cash and cash equivalents,
marketable securities and investments in and advances to
affiliates.
10
            PAGE 11
REPORT OF INDEPENDENT AUDITORS



Board of Directors and Shareholders
Archer Daniels Midland Company
Decatur, Illinois

     We have audited the accompanying consolidated balance sheets of Archer Daniels Midland Company and subsidiaries as of June 30, 1994 and 1993, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the three years in the period ended June 30, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Archer Daniels Midland Company and its subsidiaries at June 30, 1994 and 1993, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 1994, in conformity with generally accepted accounting principles.

     As discussed in the notes to the consolidated financial statements, the Company changed its method of accounting for income taxes and postretirement benefits in 1993.





Minneapolis, Minnesota
July 28, 1994
11
            PAGE 12
QUARTERLY FINANCIAL DATA (Unaudited)


                                          Quarter
                           First      Second    Third    Fourth         Total
                          (In thousands, except per share amounts)
Fiscal 1994
 Net sales              $2,613,628$2,821,561$3,010,001$2,929,182$11,374,372
 Gross profit              223,137   322,337   285,658   306,503  1,137,635
 Net earnings               69,063   146,059   131,269   137,678    484,069
     Per common share           .20       .42       .38       .40       1.40

Fiscal 1993
 Net sales              $2,384,477$2,547,483$2,457,142$2,422,260 $9,811,362
 Gross profit              261,290   323,977   264,868   212,809  1,062,944
 Earnings before cumulative
  effect of accounting changes125,603155,376   129,440   124,090    534,509
     Per common share           .35       .43       .36       .35       1.49
 Net earnings              158,621   155,376   129,440   124,090    567,527
     Per common share           .44       .43       .36       .35       1.58

Results for the fourth quarter of fiscal 1993 included a $30 million credit, or $.08 per share, from settlement of prior years' tax audits with the Internal Revenue Service.

Results for the first quarter of fiscal 1993 have been restated
for the cumulative effect of the adoption of FASB Statements No.
106 and No. 109 resulting in a net credit of $33 million, or
$.09 per share.
12
            PAGE 13
COMMON STOCK MARKET PRICES AND DIVIDENDS


The Company's common stock is listed and traded on the New York Stock Exchange, Chicago Stock Exchange, Tokyo Stock Exchange, Frankfurt Stock Exchange, Stock Exchange of Basle, Switzerland and the Stock Exchange of Geneva, Switzerland. The following table sets forth, for the periods indicated, the high and low market prices of the common stock and common stock cash dividends.

                                                        Cash
                                   Market Price      Dividends
                                   High      Low     Per Share
Fiscal 1994--Quarter Ended
   June 30                         23 7/8    21 1/4     .024
   March 31                        26 1/4    21 1/2     .024
   December 31                     22 7/8    20 5/8     .024
   September 30                    23        20         .023



Fiscal 1993--Quarter Ended
   June 30                         23 3/8    21 1/8     .023
   March 31                        26 1/4    22 1/4     .023
   December 31                     25        22 5/8     .023
   September 30                    23 7/8    20 1/4     .022

The number of shareholders of the Company's common stock at June 30, 1994 was 33,940. The Company expects to continue its policy of paying regular cash dividends, although there is no assurance as to future dividends because they are dependent on future earnings, capital requirements and financial condition.
13
            PAGE 14
TEN-YEAR SUMMARY

Operating, Financial and Other Data (Dollars in thousands, except per share data)

                                                     1994        1993         1992
Operating
Net sales and other operating income            $11,374,372  $9,811,362   $9,231,502
Depreciation and amortization                       354,463     328,549      293,729
Net earnings                                        484,069     567,527      503,757
  Per common share                                     1.40        1.58         1.40
Cash dividends                                       32,586      32,266       30,789
  Per common share                                      .09         .09          .09


Financial
Working capital                                  $2,783,817  $2,961,503   $2,276,564
  Per common share                                     8.10        8.24         6.32
  Current ratio                                         3.5         4.1          3.4
Inventories                                       1,422,147   1,131,787    1,025,030
Net property, plant and equipment                 3,538,575   3,214,834    3,060,096
Gross additions to property, plant
  and equipment                                     682,485     572,022      614,844
Total assets                                      8,746,853   8,404,111    7,524,530
Long-term debt                                    2,021,417   2,039,143    1,562,491
Shareholders' equity                              5,045,421   4,883,251    4,492,353
  Per common share                                    14.68       13.59        12.48


Other
Weighted average shares outstanding (000's)         346,864     359,914      360,877
Number of shareholders                               33,940      33,654       32,377
Number of employees                                  16,013      14,168       13,524

Share and per share data have been adjusted for three-for-two stock splits in June 1986 and December 1989, and annual 5% stock dividends through September 1994.

Net earnings for 1993 includes a credit of $68 million or $.19 per share and a charge of $35 million or $.10 per share for the cumulative effects of changes in accounting for income taxes and postretirement benefits, respectively.

Net earnings for 1986 include an extraordinary loss on debt repurchase of $9 million or $.03 per share.

   1991      1990      1989      1988      1987      1986      1985

$8,468,19  $7,751,3  $7,928,8  $6,798,3  $5,774,6  $5,335,9  $4,738,7
        8        41        36        94        21        75        67
  261,367   248,113   220,538   183,952   155,899   138,453   116,466
  466,678   483,522   424,673   353,058   265,355   230,386   163,908
     1.29      1.34      1.19       .97       .73       .64       .46
   29,527    25,976    17,271    17,095    16,189    14,199    13,354
      .08       .07       .05       .05       .04       .04       .04



$1,674,73  $1,627,4  $1,487,1  $1,408,6  $1,252,4  $1,147,7  $1,039,0
        5        59        51        64        06        57        04
     4.65      4.49      4.14      3.95      3.44      3.18      2.93
      3.0       3.4       3.4       3.0       3.5       4.2       4.2
  917,495   771,233   694,998   773,702   784,338   521,592   551,633
2,695,625  2,131,80  1,832,25  1,661,22  1,478,45  1,315,07  1,125,86
                  7         8         0         8         5         7

  911,586   550,851   405,888   370,295   314,730   341,900   160,437
6,260,607  5,450,01  4,728,30  4,397,56  3,862,09  3,315,43  2,967,11
                  0         8         4         1         6         7
  980,273   750,901   690,052   692,878   657,465   570,248   569,323
3,922,295  3,573,22  3,033,50  2,630,52  2,367,67  2,075,88  1,803,39
                  8         3         9         3         7         4
    10.90      9.87      8.46      7.37      6.50      5.75      5.09



  362,127   360,859   357,496   363,717   363,256   357,874   353,649
   28,981    26,076    20,382    18,491    17,199    16,815    17,351
   13,049    11,861    10,214     9,631    10,573    10,386     9,446

14