Form 10-K, Exhibit 13
period 1995-06-30
ARCHER DANIELS MIDLAND CO
filed 1995-08-17
CIK 7084

PAGE 1
EXHIBIT 13--ANNUAL REPORT TO SECURITY HOLDERS
Archer Daniels Midland Company

MANAGEMENT'S DISCUSSION OF
OPERATIONS AND FINANCIAL CONDITION - June 30, 1995

The Company is in one business segment - procuring, transporting, storing, processing and merchandising agricultural commodities and products. The availability and price of agricultural commodities are subject to wide fluctuations due to unpredictable factors such as: weather; plantings; government (domestic and foreign) farm programs and policies; changes in global demand created by population growth and higher standards of living; and global production of similar and competitive crops. Generally, changes in the price of agricultural commodities can be passed through to the price of processed product. Ethanol is one of a limited few of the Company's processed products which must be priced to compete with products produced from other raw materials. The Company follows a policy of hedging substantially all inventory and related purchase and sale contracts. In addition, the Company from time to time will hedge anticipated production, generally not exceeding six months requirements. These hedges are made to reduce price risk of market fluctuations and risk of crop failure. The instruments used are principally readily marketable exchange traded futures contracts which are designated as hedges. The changes in market value of such contracts have a high correlation to the price changes of the hedged commodity. Also, the underlying commodity can be delivered against such contracts. To obtain a proper matching of revenue and expense, gains or losses arising from open and closed hedging transactions are included in inventory as a cost of the commodities and reflected in the income statement when the product is sold. Inflation, over time, has an impact on agricultural commodity prices. The Company's business is capital intensive and inflation could impact the cost of capital investment.


OPERATIONS

A summary of net sales and other operating income by classes of products and services is as follows:
                                   1995      1994      1993
                            ________________________________
                                        (In millions)

   Oilseed products             $  7,643$  6,656    $  5,688
   Corn products                   2,477     2,294     2,069
   Wheat and other milled products 1,384     1,394     1,234
   Other products                  1,168     1,030       820
                                ________  ________  ________

                                $ 12,672  $ 11,374  $  9,811
                                ========  ========  ========
1995 compared to 1994

Net sales and other operating income for 1995 increased $ 1.3 billion to a record high $12.7 billion. The increase is primarily due to a 9% increase in volumes and to a lesser extent a 2% increase in average selling prices. Sales of oilseed products increased 15% to $7.6 billion due primarily to increased volume as strong export demand for vegetable oils and good domestic demand for meal products contributed to favorable oilseed processing market conditions. Sales of corn products increased 8% to $2.5 billion due primarily to increased average selling prices resulting from strong demand from the food and beverage industry for sweetener products and increased demand for ethanol. Sales of wheat and other milled products were at levels comparable to last year as sales attributable to acquired companies were offset by the Company's contribution of its rice milling operations to a joint venture in 1995. The increase in sales of other products is due primarily to feed operations acquired in 1994 a portion of which were contributed to a joint venture in 1995.

Cost of products sold and other operating costs increased $793 million to $11 billion in 1995 due primarily to the 9% increase in volumes partially offset by declines in average raw material commodity prices.

The combined effect of increased sales volumes, higher average selling prices and lower raw material commodity prices resulted in gross profits increasing $505 million to $1.6 billion in 1995. Approximately $360 million of the increase can be attributed to improved gross profits resulting from the net price effect of higher average selling prices and lower average raw material commodity prices. The remaining increase is due primarily to sales volume increases.

Selling, general and administrative expenses increased $58 million to $429 million in 1995 due principally to general cost increases in support of the increased sales volumes, a $12 million increase in bad debt expense and a $6 million increase in charitable contribution expense.

The decrease in other income for 1995 resulted primarily from losses on marketable securities transactions and decreased equity in earnings of unconsolidated affiliates. These decreases were partially offset by increased investment income, due to both higher levels of invested funds and higher interest rates, and by the $43 million gain on the sale of the Company's British Arkady bakery ingredient business.

Excluding the effect in 1994 of the increase in the statutory federal income tax rate from 34% to 35% which resulted in additional income tax accruals and a non-recurring income tax charge of $14 million, the Company's 1995 effective tax rate of 33% approximates the 1994 effective rate.


1994 compared to 1993

Net sales and other operating income for 1994 increased $1.6 billion to $11.4 billion. The increase is primarily due to an 8% increase in average selling prices of the Company's products and to a lesser extent, a 5% increase in volume of products sold. Sales of oilseed products increased 17% to $6.7 billion due primarily to a 15% increase in average selling prices and a 2% increase in sales volumes. Sales of corn products increased 11% to $2.3 billion due primarily to a 12% increase in volume of product sold partially offset by slightly lower average selling prices as ethanol prices declined due to lower imported oil prices. Sales of wheat and other milled products increased 13% to $1.4 billion due primarily to increased volumes including sales of acquired businesses. Sales of other products increased 26% to $1 billion due primarily to feed operations acquired in 1994.

Cost of products sold and other operating costs increased $1.5 billion to $10.2 billion in 1994 due primarily to higher raw material commodity costs, principally higher corn costs due to the impact of widespread Midwest flooding on the corn crop, and also increased volumes of products sold.

The combined effect of increased sales volumes and higher average selling prices partially offset by higher raw material commodity prices and the negative impact of the widespread Midwest flooding resulted in gross profits increasing $75 million to $1.1 billion. Volume increases contributed approximately $90 million and the net price effect of higher average selling prices and higher raw material commodity prices increased gross profits approximately $25 million. These increases were partially offset by the negative impact of the widespread Midwest flooding on procuring, transporting and merchandising operations. We estimate that costs of approximately $40 million were incurred in the first quarter of 1994 due to transportation and plant operation interruptions resulting from such flood.

Selling, general and administrative expenses increased $46 million to $371 million in 1994 due principally to $26 million of expense attributable to acquired businesses, a $7 million increase in advertising costs and other general cost increases in support of increased sales volumes.

The decrease in other income for 1994 resulted primarily from increased interest expense, due principally to higher average borrowing levels, and to a lesser extent reduced gains on marketable securities transactions.

The Company's effective tax rate was 34% in 1994 compared to 28% in 1993. The 1994 effective rate included the increase in the statutory federal income tax rate from 34% to 35% resulting in additional income tax accruals and a non-recurring income tax charge of $14 million. The 1993 effective rate reflects a $30 million credit from settlement with the Internal Revenue Service of prior years' tax audits. Excluding the impact of these items, the effective rates in 1994 and 1993 were comparable.

Effective July 1, 1992, the Company adopted FASB Statements No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," and No. 109, "Accounting For Income Taxes." The cumulative effect of adopting these accounting changes was to decrease earnings by $35 million, net of income tax, for FASB Statement No. 106 and to increase earnings by $ 68 million for FASB Statement No. 109. The new standards did not have a material effect on the Company's operating results.


LIQUIDITY AND CAPITAL RESOURCES

At June 30, 1995, the Company continued to show substantial liquidity with working capital of $2.5 billion, including cash and marketable securities of $1.1 billion. Working capital also includes inventory with a replacement cost in excess of its LIFO carrying value of approximately $56 million. The cash and marketable securities, consisting principally of United States government obligations, are available for working capital, future expansion and stock repurchase plans. Capital resources were strengthened as shown by the increase in net worth to $5.9 billion. The principal source of capital during the year was funds generated from operations. The Company's ratio of long-term debt to total capital at year end was approximately 24%. Annual maturities of long-term debt range from $12 million to $34 million during the next five years except for 1997 when $126 million is due.

Commercial paper and commercial bank lines of credit are available to meet seasonal cash requirements. At June 30, 1995, the Company had $398 million of short-term bank credit lines. Both Standard & Poor's and Moody's continue to assign their highest ratings to the Company's commercial paper and to rate the Company's long-term debt as AA- and Aa2, respectively. In addition to the cash flow generated from operations, the Company has access to equity and debt capital through numerous alternatives from public and private sources in the domestic and international markets.

As discussed in Note 11 to the consolidated financial statements, the Company, along with a number of other domestic and foreign companies, is the subject of a grand jury investigation into possible violations of federal antitrust laws and possible related crimes in the food additives industry. Neither the Company nor any director, officer or employee has been charged in connection with the investigation. In addition, related civil class actions are pending. These matters could result in the Company being subject to monetary damages, fines, penalties and other sanctions and expenses. However, because of the early stage of the investigation, the ultimate outcome of these matters cannot presently be determined. Accordingly, no provision for any liability that may result therefrom has been made in the accompanying consolidated financial statements.
1







          PAGE 2
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is in one business segment - procuring, transporting, storing, processing and merchandising agricultural commodities and products.

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

Marketable Securities

Effective July 1, 1994, the Company adopted FASB Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The Company classifies all of its marketable securities as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of income taxes, reported as a component of shareholders' equity. The effect of adopting this Statement increased the opening balance of shareholders' equity by $51 million (net of $25 million in deferred income taxes) to reflect the net unrealized gain on marketable securities classified as available-for-sale which were previously carried at cost.

Inventories

Inventories, consisting primarily of merchandisable agricultural commodities and related value-added products, are carried at cost, which is not in excess of market prices. Inventory cost methods include the last-in, first-out (LIFO) method, the first-in, first-out (FIFO) method and the hedging procedure method. The hedging procedure method approximates FIFO cost.

The Company follows a policy of hedging substantially all inventory and related purchase and sale contracts. In addition, the Company from time to time will hedge anticipated production, generally not exceeding six months requirements. These hedges are made to reduce price risk of market fluctuations and risk of crop failure. The instruments used are principally readily marketable exchange traded futures contracts which are designated as hedges. The changes in market value of such contracts have a high correlation to the price changes of the hedged commodity. Also, the underlying commodity can be delivered against such contracts. To obtain a proper matching of revenue and expense, gains or losses arising from open and closed hedging transactions are included in inventory as a cost of the commodities and reflected in the statement of earnings when the product is sold.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. The Company uses the straight line method in computing depreciation for financial reporting purposes and generally uses accelerated methods for income tax purposes.

Net Sales

The Company follows a policy of recognizing sales at the time of product shipment. Net margins from grain merchandised, rather than the total sales value thereof, are included in net sales in the consolidated statements of earnings. Gross sales of the Company, including the total sales value of grain merchandised, were $15.9 billion in 1995, $14.1 billion in 1994 and $12.1 billion in 1993, and include export sales of $4.2 billion in 1995, $3.2 billion in 1994 and $2.9 billion in 1993.

Per Share Data

Share and per share information have been adjusted to give effect to the 50% stock dividend in the form of a three-for-two stock split paid in December 1994 and to the 5% stock dividends in the three years ended June 30, 1995, including the 5% stock dividend declared in July 1995, and payable in September 1995. Net earnings per common share is determined by dividing net earnings by the weighted average number of common shares outstanding. The impact of common stock equivalents is not material.
2
          PAGE 3
CONSOLIDATED STATEMENTS OF EARNINGS

                                       Year Ended June 30
                             _________________________________
                                    1995      1994      1993
                             _________________________________
                                     (In thousands, except
                                       per share amounts)
Net sales and other operating  $12,671,868 $11,374,372 $9,811,362 income
Cost of products sold and other
  operating costs               11,029,38410,236,737 8,748,418
                                ______________________________

  Gross Profit                   1,642,484 1,137,635 1,062,944

Selling, general and administrative
  expenses                         429,358   371,237   324,793
                                ______________________________

  Earnings From Operations       1,213,126   766,398   738,151

Other income (expense)            (31,603)  (28,095)     7,858
                                ______________________________

  Earnings Before Income Taxes
   and Cumulative Effect of
   Accounting Changes            1,181,523   738,303   746,009

Income taxes                       385,608   254,234   211,500
                                ______________________________

  Earnings Before Cumulative Effect
   of Accounting Changes           795,915   484,069   534,509

Cumulative effect of accounting changes-        -       33,018
                                ______________________________
  Net Earnings                  $  795,915$  484,069$  567,527
                                ==============================

Earnings per common share
  Before Cumulative Effect
   of Accounting Changes        $     1.47$      .89$      .94
  Cumulative Effect of Accounting
   Changes                              -          -       .06
                                ______________________________
  Net Earnings                  $     1.47$      .89$     1.00
                                ==============================

See notes to consolidated financial statements.

3
           PAGE 4
CONSOLIDATED BALANCE SHEETS

                                            June 30
                            __________________________________

                                     1995                1994
                            __________________________________
Assets                                   (In thousands)

Current Assets
 Cash and cash equivalents     $  454,593          $  316,394
 Marketable securities            664,690           1,019,059
 Receivables                    1,013,562           1,041,769
 Inventories                    1,473,896           1,422,147
 Prepaid expenses                 105,904             111,426
                               __________          __________

  Total Current Assets           3,712,645           3,910,795


Investments and Other Assets
 Investments in and advances
 to affiliates                    502,698             297,147
 Long-term marketable securities1,604,219             891,073
 Other assets                     175,044             109,263
                                __________          __________

                                 2,281,961           1,297,483

Property, Plant and Equipment
 Land                             113,098             101,854
 Buildings                      1,109,249           1,029,817
 Machinery and equipment        5,443,561           5,073,631
 Construction in progress         642,825             455,729
 Less allowances for depreciation(3,546,452)      (3,122,456)
                               __________          __________

                                3,762,281           3,538,575
                                __________          __________

                                $9,756,887          $8,746,853

                                ==========          ==========

4
           PAGE 5
CONSOLIDATED BALANCE SHEETS

                                            June 30
                             _________________________________

                                     1995                1994
                             _________________________________
Liabilities and Shareholders'          (In thousands)
  Equity

Current Liabilities
 Accounts payable              $  725,046          $  690,824
 Accrued expenses                 431,725             412,438
 Current maturities of             15,614              23,716
   long-term debt              __________          __________

    Total Current Liabilities   1,172,385           1,126,978


Long-Term Debt                   2,070,095           2,021,417


Deferred Credits
 Income taxes                     538,351             432,396
 Other                            121,891             120,641
                                __________          __________

                                   660,242             553,037

Shareholders' Equity
 Common stock                   3,668,977           3,415,955
 Reinvested earnings            2,185,188           1,629,466
                               __________          __________

                                 5,854,165           5,045,421
                                __________          __________

                                $9,756,887          $8,746,853
                                ==========          ==========


See notes to consolidated financial statements.

5
           PAGE 6
CONSOLIDATED STATEMENTS OF CASH FLOWS

                                         Year Ended June 30

                                     1995      1994      1993

                                           (In thousands)
Operating Activities
Net earnings                     $  795,915 $  484,069 $  567,527
Adjustments to reconcile to net
 cash provided by operations
 Cumulative effect of accounting changes-       -     (33,018)
 Depreciation and amortization     384,872   354,463   328,549
 Deferred income taxes              25,421    22,009    16,238
 Amortization of long-term debt discount21,90819,613    16,900
 Other                              36,065  (23,230)  (39,743)
 Changes in operating assets and liabilities
  Receivables                     (82,203) (114,741)  (90,890)
  Inventories                     (41,561) (172,649)  (69,927)
  Prepaid expenses                   5,219  (13,450)   (8,019)
  Accounts payable and accrued expenses45,611 74,287  (13,804)
                                  ________  ________  ________
  Total Operating Activities     1,191,247   630,371   673,813

Investing Activities
 Purchases of property, plant and equipment(558,604) (514,364)
 (394,400)
 Business acquisitions            (55,126) (257,731) (200,023)
 Investments in and advances to affiliates(122,565)16,506(11,44
 1)
 Purchases of marketable securities(2,017,619)(2,136,553)(2,691
 ,913)
 Proceeds from sales of marketable
 securities                      1,940,370 2,643,368 1,637,373
                                  _________ _________ _________
   Total Investing Activities     (813,544) (248,774)(1,660,404)

Financing Activities
 Long-term debt borrowings          17,626    12,001   506,576
 Long-term debt payments          (32,304)  (76,133)  (33,256)
 Purchases of treasury stock     (179,613) (355,226)  (35,429)
 Cash dividends and other         (45,213)  (32,328)  (29,177)
                                  _________ _________ _________
  Total Financing Activities     (239,504) (451,686)   408,714
                                 _________ _________ _________
  Increase (Decrease) In Cash And Cash
  Equivalents                      138,199  (70,089) (577,877)

Cash And Cash Equivalents Beginning Of
 Period                             316,394   386,483   964,360
                                  _________ _________ _________
  Cash And Cash Equivalents End Of
  Period                        $  454,593$  316,394$  386,483
                                  ========= ========= =========

See notes to consolidated financial statements.

6
           PAGE 7
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                         Common Stock
                                      ___________________
                                                     Reinvested
                                   Shares    Amount    Earnings

                                  _____________________________
                                         (In thousands)

Balance July 1, 1992             326,480 $3,030,600 $1,461,753
Net earnings                                           567,527
Cash dividends paid-$.06 per share                    (32,266)
Treasury stock purchases         (1,531)   (35,429)
5% stock dividend-September 1993  16,300    348,927  (348,927)
Foreign currency translation                         (131,153)
Other                              1,050     22,524      (305)
                                 _______ __________ __________

   Balance June 30, 1993         342,299  3,366,622  1,516,629


Net earnings                                           484,069
Cash dividends paid-$.06 per share                    (32,586)
Treasury stock purchases        (15,597)  (355,226)
5% stock dividend-September 1994  16,364    381,707  (381,707)
Foreign currency translation                            43,363
Other                                573     22,852      (302)
                                 _______ __________ __________

   Balance June 30, 1994         343,639  3,415,955  1,629,466


Net earnings                                           795,915
Cash dividends paid-$.09 per share                    (46,825)
3-for-2 stock split              172,030
Treasury stock purchases         (9,756)  (179,613)
5% stock dividend-declared July 199525,358  406,019  (406,019)
Foreign currency translation                            66,005
Net unrealized gains on marketable
 securities                                            147,118
Other                              1,253     26,616      (472)
                                 _______  _________  _________

   Balance June 30, 1995         532,524 $3,668,977 $2,185,188
                                 ======= ========== ==========

See notes to consolidated financial statements.

7

          PAGE 8
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1-Marketable Securities

Investments accounted for in accordance with FASB Statement No.
115, "Accounting for Certain Investments in Debt and Equity
Securities," which are included in cash equivalents and marketable securities, consist of:

                                Unrealized  Unrealized   Fair
                           Cost     Gains     Losses     Value

                           _____________________________________
                                    (In thousands)
1995
United States
government
 obligations
 Maturity less than 1   $1,057,1          $         $  $1,057,6
year                          89        731       281        39
 Maturity 1 year to 5    453,276      9,719             462,995
years

Other debt securities
 Maturity less than 1     59,319                   61    59,258
year
 Maturity 1 year to 5    174,811      2,441             177,252
years

Equity securities        751,344    217,014     6,495   961,863
                        ________  _________  ________  ________
                              __          _        __        __
                        $2,495,9          $         $  $2,719,0
                              39    229,905     6,837        07
                        ========  =========  ========  ========
                              ==          =        ==        ==


1994

United States
government               $1,243,6 $   1,019         $  $1,242,5
 obligations                   96               2,193        22
Other debt securities     202,467     2,725       923   204,269
Equity securities         732,467   131,204    56,266   807,405
                         ________ _________  ________  ________
                               __         _         _        __
                         $2,178,6         $         $  $2,254,1
                               30   134,948    59,382        96
                         ======== =========  ========  ========
                               ==         =        ==        ==







Note 2-Inventories

                                             1995        1994

                                             (In thousands)
LIFO inventories
 FIFO value                            $  416,804  $  459,640
 LIFO valuation reserve                  (56,036)    (74,016)
                                       __________  __________
 LIFO carrying value                      360,768     385,624

FIFO inventories, including
 hedging procedure method                1,113,128   1,036,523
                                        __________  __________
                                        $1,473,896  $1,422,147
                                        ==========  ==========

Note 3-Accrued Expenses

                                             1995        1994

                                             (In thousands)

Payroll and employee benefits           $  111,452  $  105,283
Income taxes                               109,323     116,650
Insurance loss reserves                     76,987      79,488
Other                                      133,963     111,017
                                        __________  __________
                                        $  431,725  $  412,438
                                        ==========  ==========

Note 4-Long-Term Debt and Financing Arrangements
                                               1995      1994
                                          _____________________
                                               (In thousands)
8.875% Debentures $300 million face
amount, due in 2011                      $  298,216  $  298,166

8.125% Debentures $300 million face
amount, due in 2012                         297,955     297,901

8.375% Debentures $300 million face
amount, due in 2017                         294,079     293,988

7.125% Debentures $250 million face
amount, due in 2013                         249,378     249,361

6.25% Notes $250 million
face amount, due in 2003                    248,998     249,293

Zero Coupon Debt $400 million face
amount, due in 2002                         160,855     140,768

7% Debentures $250 million face amount,
due in 2011                                 127,017     125,228

6% Bonds 150 million Deutsche Mark
face amount, due in 1997                    108,424      94,400

10.25% Debentures $100 million
face amount, due in 2006                     98,693      98,628

Industrial Revenue Bonds at various
rates from 5.30% to 13.25% and due
in varying amounts to 2011                   78,253      79,442
Other                                       123,841     117,958
                                         __________  __________
Total long-term debt                      2,085,709   2,045,133
Less current maturities                    (15,614)    (23,716)
                                         __________  __________
                                         $2,070,095  $2,021,417
                                         ==========  ==========

At June 30, 1995, the fair value of the Company's long-term debt exceeded the carrying value by $367 million, as estimated by using quoted market prices or discounted future cash flows based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

Unamortized original issue discounts on the 7% Debentures and Zero Coupon Debt issues are being amortized at 15.35% and 13.80%, respectively. Accelerated amortization of the discounts for tax purposes has the effect of lowering the actual rate of interest to be paid over the remaining lives of the issues to approximately 10.64% and 5.69%, respectively.

The aggregate maturities for long-term debt for the five years after June 30, 1995 are $16 million, $126 million, $34 million,
$17 million and $12 million, respectively.

At June 30, 1995 the Company had lines of credit totaling $398 million.


Note 5-Shareholders' Equity

The Company has authorized 800 million shares of common stock and 500,000 shares of preferred stock, both without par value. No preferred stock has been issued. At June 30, 1995 and 1994, the Company had approximately 33.5 million and 24.6 million common shares, respectively, in treasury. Treasury stock is recorded at cost, $541 million at June 30, 1995, as a reduction of common stock.

Stock option plans provide for the granting of options to employees to purchase common stock of the Company at market value on the date of grant. Options expire five to ten years after the date of grant. At June 30, 1995 options for 4,325,819 shares at prices ranging from $7.54 to $19.17 per share were outstanding of which 1,219,990 shares were exercisable. There were 304,298 shares available for future grant at June 30, 1995.

Cumulative foreign currency translation gains of $62 million and unrealized gains on marketable securities of $147 million at
June 30, 1995, net of applicable taxes, are included as a
component of reinvested earnings.
8
            PAGE 9
Note 6-Other Income (Expense)

                                  1995      1994      1993
                             ________________________________
                                       (In thousands)

Investment income              $147,133  $100,706  $100,715
Interest expense               (170,886  (173,429  (150,945
                               )         )         )
Gain (loss) on marketable
  securities transactions      (27,633)  25,785    33,531
Other, including equity
  in earnings of affiliates    19,783    18,843    24,557
                               ________  ________  ________
                               $(31,603  $(28,095  $  7,858
                               )         )
                               ========  ========  ========

Interest expense is net of interest capitalized of $32 million, $26 million and $23 million in 1995, 1994 and 1993, respectively.

The Company made interest payments of $181 million, $180 million and $151 million in 1995, 1994 and 1993, respectively.

The realized gains on sales of available-for-sale marketable securities totaled $18 million, $36 million and $34 million in 1995, 1994 and 1993, respectively. The realized losses totaled $46 million and $10 million in 1995 and 1994, respectively.

Note 7-Income Taxes

                                 1995       1994       1993

                                _____________________________
                                      (In thousands)
Current
 Federal                      $271,702   $202,708   $160,966
 State                        38,768     30,969     31,471
 Foreign                      42,085     14,460     (583)
Deferred
 Federal                      30,191     4,102      23,103
 State                        2,108     (3,036)     (1,857)
 Foreign                      754        5,031      (1,600)
                              ________   ________   ________
                              $385,608   $254,234   $211,500
                              ========   ========   ========

Significant components of the Company's deferred tax liabilities and assets are as follows:



                                           1995       1994

                                   ________________________
                                            (In thousands)
Deferred tax liabilities
Depreciation                             $386,883   $365,491
Unrealized gain on marketable            75,978     -
securities
Bond discount amortization               62,941     60,308
Other                                    62,036     55,575
                                         ________   ________
                                         587,838    481,374


Deferred tax assets
Postretirement benefits                  26,274     27,624
Other                                    79,829     85,406
                                         ________   ________
                                         106,103    113,030
                                         ________   ________
Net deferred tax liabilities             481,735    368,344

Current net deferred tax assets included
in prepaid expenses                      56,616     64,052
                                         ________   ________
Non-current net deferred tax             $538,351   $432,396
liabilities
                                         ========   ========


Reconciliation of the statutory federal income tax rate to the Company's effective tax rate is as follows:

                                      1995      1994      1993
Statutory rate                        35.0%     35.0%     34.0%
State income taxes, net of
 federal tax benefit                   2.3       2.3       2.6
Foreign sales corporation             (1.8)     (2.7)     (2.3)
Settlement of tax issues               -          -       (4.0)
Federal tax rate increase              -         1.8       -
Other                                 (2.9)     (2.0)     (1.9)
                                     ____      ____      ____

Effective rate                        32.6%     34.4%     28.4%
                                     ====      ====      ====


The Company made income tax payments of $354 million, $250 million and $251 million in 1995, 1994 and 1993, respectively.

In 1994, the federal income tax rate increase resulted in additional income tax accruals and a non-recurring income tax charge of $14 million, or $.03 per share.

During 1993, the Company settled various tax matters related to audits of prior tax years by the Internal Revenue Service. The settlement resulted in a $30 million credit, or $.05 per share, to the 1993 provision.

Effective July 1, 1992, the Company adopted FASB Statement No.
109, "Accounting for Income Taxes." The cumulative effect of restating deferred taxes as of July 1, 1992, was to increase
1993 earnings by $68 million, or $.12 per share.

Note 8-Leases

The Company has noncancellable operating leases, principally for transportation equipment, with total future rental commitments of $98 million, which range from $5 million to $26 million during each of the next five years, and expire on various dates through 2026. Rent expense for 1995, 1994 and 1993 was $73 million, $69 million and $66 million, respectively.
9
             PAGE 10
Note 9-Employee Benefit Plans

The Company has noncontributory and trusteed pension plans covering substantially all employees. It is the Company's policy to fund pension costs as required by the Employee Retirement Income Security Act. At June 30, 1995, the plans had assets at fair value of $260 million and projected benefit obligations of $297 million based on a discount rate of 8.0%. Pension expense is not material.

The Company adopted FASB Statement No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," for health care and life insurance benefit plans as of July 1, 1992. The cumulative effect of adopting this statement decreased 1993 earnings by $35 million (net of related taxes of $20 million), or $.06 per share. This charge represented the discounted present value of expected future retiree health benefits attributed to employees' service rendered prior to July 1, 1992. The accumulated postretirement benefit obligations (APBO) for the unfunded plans at June 30, 1995 were $72 million, based on a discount rate of 8.0% and an assumed health care cost trend rate of 11.1% for 1996 gradually decreasing to 5.5% by 2004. The expense of these plans is not material. A 1% increase in the health care cost trend rate assumption would not have had a material impact on the APBO or expense for the year.

In addition, the Company has savings and investment plans available to eligible employees with one year of service.
Employees may contribute up to 6% of their salaries, not to exceed $9,000. The Company matches these contributions, at various levels, to a maximum of $6,000.

Note 10-Geographic Information

                              Net Sales
                              and Other   Earnings
                              Operating     From    Identifiable
                                Income   Operations    Assets
                              _________  __________ ____________
                                       (In millions)
1995
 United States               $ 9,177     $1,089       $5,350
 Foreign                       3,495        124        1,181
                             _______     ______       ______
                             $12,672     $1,213       $6,531
                             =======     ======       ======

1994
 United States               $ 8,365       $704       $5,140
 Foreign                       3,009         62        1,083
                             _______       ____       ______
                             $11,374       $766       $6,223
                             =======       ====       ======

1993
 United States               $ 7,266       $716       $4,407
 Foreign                       2,545         22          925
                             _______       ____       ______
                             $ 9,811       $738       $5,332
                             =======       ====       ======

Earnings from operations represent earnings before other income, income taxes and cumulative effect of accounting changes.
Identifiable assets exclude cash and cash equivalents, marketable securities and investments in and advances to affiliates.

Note 11-Antitrust Investigation and Related Litigation


The Company, along with a number of other domestic and foreign companies, is the subject of a grand jury investigation into possible violations of federal antitrust laws and possible related crimes in the food additives industry. The investigation is directed towards possible price-fixing with respect to lysine, citric acid and high fructose corn syrup. Neither the company nor any director, officer or employee has been charged in connection with the investigation.

Following public announcement of the investigation, the Company and certain of its directors and executive officers were named as defendants in a number of putative class actions alleging violations of antitrust and securities laws relating to the Company's marketing practices in the food additives industry, specifically with respect to lysine, citric acid and high fructose corn syrup. The plaintiffs generally request unspecified compensatory and punitive damages, costs, expenses and unspecified relief. The Company and the individuals named as defendants intend to vigorously defend these class actions.

These matters could result in the Company being subject to monetary damages, fines, penalties and other sanctions and expenses. However, because of the early stage of the investigation, the ultimate outcome of the investigation and the putative class actions cannot presently be determined. Accordingly, no provision for any liability that may result therefrom has been made in the accompanying consolidated financial statements.

Shareholder derivative actions also have been filed against certain of the Company's directors and executive officers and nominally against the Company alleging that the individuals named as defendants breached their fiduciary duties to the Company and seeking monetary damages and other relief on behalf of the Company from the individuals named as defendants. The Company intends to seek dismissal of these derivative actions on the ground that they cannot be maintained unless the plaintiffs first brought their complaints to the Company's Board of Directors, which they did not.

The Company from time to time, in the ordinary course of
business, is named as a defendant in various other lawsuits.  In management's opinion, the gross liability from such other
lawsuits, including environmental exposure, with or without
insurance recoveries is not considered to be material to the
Company's financial condition or results of operations.
10
          PAGE 11
REPORT OF INDEPENDENT AUDITORS



Board of Directors and Shareholders
Archer Daniels Midland Company
Decatur, Illinois

     We have audited the accompanying consolidated balance sheets of Archer Daniels Midland Company and subsidiaries as of June 30, 1995 and 1994, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the three years in the period ended June 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Archer Daniels Midland Company and its subsidiaries at June 30, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 1995, in conformity with generally accepted accounting principles.

     As discussed in Note 11 to the consolidated financial statements, the Company, along with a number of other foreign and domestic companies, is the subject of a grand jury investigation into possible violations of federal antitrust laws and possible related crimes in the food additives industry. Related civil class actions are pending. Because of the early stage of the investigation, the ultimate outcome of these matters cannot presently be determined. Accordingly, no provision for any liability that may result therefrom has been made in the accompanying consolidated financial statements.

     As discussed in the notes to the consolidated financial statements, the Company changed its method of accounting for income taxes and postretirement benefits in 1993.


                              ERNST & YOUNG, LLP

Minneapolis, Minnesota
July 28, 1995
11
          PAGE 12
QUARTERLY FINANCIAL DATA (Unaudited)

                                          Quarter
                           First      Second    Third    Fourth         Total
                                (In thousands, except per share amounts)
Fiscal 1995
 Net sales              $3,015,223$3,221,804$3,299,662$3,135,179$12,671,868
 Gross profit              344,819   477,625   425,513   394,527  1,642,484
 Net earnings              154,544   220,098   195,701   225,572    795,915
     Per common share           .28       .41       .36       .42       1.47

Fiscal 1994
 Net sales              $2,613,628$2,821,561$3,010,001$2,929,182$11,374,372
 Gross profit              223,137   322,337   285,658   306,503  1,137,635
 Net earnings               69,063   146,059   131,269   137,678    484,069
     Per common share           .13       .27       .24       .25        .89

Results for the fourth quarter of fiscal 1995 included a $36 million, or $.07 per share, after tax gain from the sale of the Company's British Arkady bakery ingredient business.
12

           PAGE 13
COMMON STOCK MARKET PRICES AND DIVIDENDS



The Company's common stock is listed and traded on the New York Stock Exchange, Chicago Stock Exchange, Tokyo Stock Exchange, Frankfurt Stock Exchange, Stock Exchange of Basle, Switzerland, Stock Exchange of Geneva, Switzerland and the Stock Exchange of Zurich, Switzerland. The following table sets forth, for the periods indicated, the high and low market prices of the common stock and common stock cash dividends.

                                                        Cash
                                   Market Price      Dividends
                                   High      Low     Per Share
Fiscal 1995--Quarter Ended
   June 30                         18 7/8    17 1/8     .024
   March 31                        20        17 3/8     .024
   December 31                     20 1/8    15 3/4     .024
   September 30                    16 5/8    14 1/4     .015


Fiscal 1994--Quarter Ended
   June 30                         15 1/8    13 1/2     .015
   March 31                        16 5/8    13 5/8     .015
   December 31                     14 1/2    13 1/8     .015
   September 30                    14 5/8    12 5/8     .014

The number of shareholders of the Company's common stock at June 30, 1995 was 34,385. The Company expects to continue its policy of paying regular cash dividends, although there is no assurance as to future dividends because they are dependent on future earnings, capital requirements and financial condition. 13

            PAGE 14
TEN-YEAR SUMMARY

Operating, Financial and Other Data (Dollars in thousands, except per share data)

                                                     1995        1994         1993
Operating
Net sales and other operating income            $12,671,868 $11,374,372   $9,811,362
Depreciation and amortization                       384,872     354,463      328,549
Net earnings                                        795,915     484,069      567,527
     Per common share                                  1.47         .89         1.00
Cash dividends                                       46,825      32,586       32,266
     Per common share                                   .09         .06          .06


Financial
Working capital                                  $2,540,260  $2,783,817   $2,961,503
  Per common share                                     4.77        5.14         5.23
  Current ratio                                         3.2         3.5          4.1
Inventories                                       1,473,896   1,422,147    1,131,787
Net property, plant and equipment                 3,762,281   3,538,575    3,214,834
Gross additions to property, plant
     and equipment                                  657,915     682,485      572,022
Total assets                                      9,756,887   8,746,853    8,404,111
Long-term debt                                    2,070,095   2,021,417    2,039,143
Shareholders' equity                              5,854,165   5,045,421    4,883,251
  Per common share                                    10.99        9.32         8.63


Other
Weighted average shares outstanding (000's)         540,715     546,310      566,865
Number of shareholders                               34,385      33,940       33,654
Number of employees                                  14,833      16,013       14,168

Share and per share data have been adjusted for three-for-two stock splits in December 1989 and December 1994, and annual 5% stock dividends through September 1995.

Net earnings for 1993 includes a credit of $68 million or $.12 per share and a charge of $35 million or $.06 per share for the cumulative effects of changes in accounting for income taxes and postretirement benefits, respectively.

Net earnings for 1986 include an extraordinary loss on debt repurchase of $9 million or $.02 per share.


   1992      1991      1990      1989      1988      1987      1986

$9,231,50  $8,468,19  $7,751,3  $7,928,8  $6,798,3  $5,774,6  $5,335,9
        2          8        41        36        94        21        75
  293,729    261,367   248,113   220,538   183,952   155,899   138,453
  503,757    466,678   483,522   424,673   353,058   265,355   230,386
      .89        .82       .85       .75       .62       .46       .41
   30,789     29,527    25,976    17,271    17,095    16,189    14,199
      .05        .05       .05       .03       .03       .03       .03



$2,276,56  $1,674,73  $1,627,4  $1,487,1  $1,408,6  $1,252,4  $1,147,7
        4          5        59        51        64        06        57
     4.02       2.95      2.85      2.63      2.51      2.18      2.02
      3.4        3.0       3.4       3.4       3.0       3.5       4.2
1,025,030    917,495   771,233   694,998   773,702   784,338   521,592
3,060,096  2,695,625  2,131,80  1,832,25  1,661,22  1,478,45  1,315,07
                             7         8         0         8         5

  614,844    911,586   550,851   405,888   370,295   314,730   341,900
7,524,530  6,260,607  5,450,01  4,728,30  4,397,56  3,862,09  3,315,43
                             0         8         4         1         6
1,562,491    980,273   750,901   690,052   692,878   657,465   570,248
4,492,353  3,922,295  3,573,22  3,033,50  2,630,52  2,367,67  2,075,88
                             8         3         9         3         7
     7.92       6.92      6.26      5.37      4.68      4.13      3.65



  568,382    570,350   568,353   563,056   572,854   572,128   563,651
   32,377     28,981    26,076    20,382    18,491    17,199    16,815
   13,524     13,049    11,861    10,214     9,631    10,573    10,386



14