Form 10-K, Exhibit 13
period 1996-06-30
ARCHER DANIELS MIDLAND CO
filed 1996-10-01
CIK 7084

PAGE 1
Archer Daniels Midland Company

MANAGEMENT'S DISCUSSION OF
OPERATIONS AND FINANCIAL CONDITION - June 30, 1996

The Company is in one business segment - procuring, transporting, storing, processing and merchandising agricultural commodities and products. The availability and price of agricultural commodities are subject to wide fluctuations due to unpredictable factors such as weather, plantings, government (domestic and foreign) farm programs and policies, changes in global demand created by population growth and higher standards of living, and global production of similar and competitive crops. Generally, changes in the price of agricultural commodities can be passed through to the price of processed products. Ethanol is one of a limited few of the Company's processed products which must be priced to compete with products produced from other raw materials. To reduce price risk of market fluctuations, the Company follows a policy of hedging substantially all inventory and related purchase and sales contracts. In addition, the Company from time to time will hedge portions of its anticipated production requirements. The instruments used are principally readily marketable exchange traded futures contracts which are designated as hedges. The changes in market value of such contracts have a high correlation to the price changes of the hedged commodity. Also, the underlying commodity can be delivered against such contracts. To obtain a proper matching of revenue and expense, gains or losses arising from open and closed hedging transactions are included in inventory as a cost of the commodities and reflected in the income statement when the product is sold. Inflation, over time, has an impact on agricultural commodity prices. The Company's business is capital intensive and inflation could impact the cost of capital investment.


OPERATIONS

A summary of net sales and other operating income by classes of products and services is as follows:
                                   1996      1995      1994
                            ________________________________
                                        (In millions)

   Oilseed products           $  8,125       7,643$  6,656
   Corn products                   2,561     2,477     2,294
   Wheat and other milled products 1,644     1,384     1,394
   Other products                    984     1,168     1,030
                                ________  ________  ________
                                $ 13,314  $ 12,672  $ 11,374
========                        ========  ========
1


     PAGE 2
1996 compared to 1995

Net sales and other operating income increased $642 million to a record high
$13.3 billion for 1996 due principally to a 7% increase in average selling prices. This increase was partially offset by the decrease due to the sale of the Company's Supreme Sugar subsidiary and British Arkady bakery ingredient business and the contribution of the Company's formula feed operation to an unconsolidated subsidiary. Sales of oilseed products increased 6% to $8.1 billion due primarily to higher average selling prices reflecting relatively strong demand for protein meal in the domestic market and the higher cost of raw materials. Sales volumes of oilseed products were up slightly for the year as the aforementioned meal demand more than offset the weaker export vegetable oil demand. Sales of corn products increased 3% to $2.6 billion due primarily to increased sales volumes resulting from good demand for the Company's fuel, beverage and industrial alcohol as well as for various bioproducts, including citric acid, lysine and MSG. These volume increases were partially offset by lower average selling prices and lower sales volumes for the Company's sweetener products. Sales of wheat and other milled products increased 19% to $1.6 billion due principally to increased average selling prices reflecting the higher costs of raw materials. These increased average selling prices were partially offset by decreased sales volumes reflecting reduced export flour demand. The decrease in sales of other products and services for the year was due principally to the sale of the Company's Supreme Sugar subsidiary and British Arkady bakery ingredient business as well as the contribution of the Company's formula feed operation to an unconsolidated joint venture.
These decreases were partially offset by increased merchandising and transporting revenues.

Cost of products sold and other operating costs increased $920 million to $11.9 billion due primarily to a 16% increase in average raw material commodity prices partially offset by cost attributable to recently divested operations.

The $278 million decrease in gross profit to $1.4 billion in 1996 resulted primarily from a $244 million decrease due to the net effect of higher raw material commodity prices versus increased average selling prices and to a lesser extent gross profit attributable to recently divested operations.

Selling, general and administrative expenses increased $21 million to $450 million in 1996 due primarily to an increase in legal and litigation related expenses which were partially offset by $29 million of expenses attributable to recently divested operations and by an $8 million decrease in bad debt expense.

The increase in other income for 1996 was due principally to increased gains on marketable securities transactions and, to a lesser extent, increased equity in earnings of unconsolidated affiliates. Other income for 1996 included a $15 million gain on the sale of the Company's Supreme Sugar subsidiary.
2

     PAGE 3

The decrease in income taxes for 1996 was the result of lower pretax earnings partially offset by a higher effective income tax rate. The Company's effective income tax rate for 1996 was 34% compared to an effective rate of 33% for 1995.

1995 compared to 1994

Net sales and other operating income for 1995 increased $1.3 billion to $12.7 billion. The increase is primarily due to a 9% increase in volume and to a lesser extent a 2% increase in average selling prices. Sales of oilseed products increased 15% to $7.6 billion due primarily to increased volume as strong export demand for vegetable oils and good domestic demand for meal products contributed to favorable oilseed processing market conditions. Sales of corn products increased 8% to $2.5 billion due primarily to increased average selling prices resulting from strong demand from the food and beverage industry for sweetener products and increased demand for ethanol. Sales of wheat and other milled products were at levels comparable to last year as sales attributable to acquired companies were offset by the Company's contribution of its rice milling operations to a joint venture in 1995. The increase in sales of other products is due primarily to feed operations acquired in 1994, a portion of which were contributed to a joint venture in 1995.

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

Excluding the effect in 1994 of the increase in the statutory federal income tax rate from 34% to 35%, which resulted in additional income tax accruals and a non-recurring income tax charge of $14 million, the Company's 1995 effective tax rate of 33% approximates the 1994 effective rate.
3
          PAGE 4
LIQUIDITY AND CAPITAL RESOURCES

At June 30, 1996, the Company continued to show substantial liquidity with working capital of $2.8 billion, including cash and marketable securities of $1.4 billion. Working capital also includes inventory with a replacement cost in excess of its LIFO carrying value of approximately $191 million. The cash and marketable securities, consisting principally of United States government obligations, are available for working capital, future expansion and stock repurchase plans. Capital resources were strengthened as shown by the increase in net worth to $6.1 billion. The principal source of capital during the year was funds generated from operations. The Company's ratio of long-term debt to total capital at year end was approximately 23%. Annual maturities of long-term debt range from $13 million to $34 million during the next five years except for 1997 when $115 million is due.

Commercial paper and commercial bank lines of credit are available to meet seasonal cash requirements. At June 30, 1996, the Company had $370 million of unused short-term bank credit lines. Both Standard & Poor's and Moody's continue to assign their highest ratings to the Company's commercial paper and to rate the Company's long-term debt as AA- and Aa2, respectively. In addition to the cash flow generated from operations, the Company has access to equity and debt capital through numerous alternatives from public and private sources in the domestic and international markets.

As discussed in Note 11 to the consolidated financial statements, the Company, along with a number of other domestic and foreign companies, is the subject of grand jury investigation into possible violations of federal antitrust laws and related crimes in the food additives industry. Neither the Company nor any director, officer or employee has been charged in connection with the investigations. The Company and two of its executive officers have been informed that they are targets of the lysine investigation and indictments are being considered against them. In addition, related civil class action suits for alleged violations of federal securities and antitrust laws are pending. The ultimate outcome of the investigations and the putative class actions cannot presently be determined. However, the Company, without admitting the alleged violations of the law, has paid $25 million in full settlement of the federal lysine class action antitrust suit filed in the Northern District of Illinois. Several plaintiffs have opted out of this settlement and numerous state class action antitrust cases involving the sale of lysine remain pending. In the Company's opinion the ultimate resolution of the lysine contingency, to the extent not provided for, will not have a material adverse effect on the Company's consolidated financial condition or annual results of operations, but it could be material to the consolidated operating results of a particular future quarter if resolved unfavorably. Because of the early stage of the other investigations and putative class actions, the ultimate outcome of these matters cannot presently be determined and accordingly no provision for any liability that may result therefrom has been made in the accompanying consolidated financial statements. 4



          PAGE 5
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is in one business segment - procuring, transporting, storing, processing, and merchandising agricultural commodities and products. The availability and price of agricultural commodities are subject to wide fluctuations due to unpredictable factors such as weather, plantings, government (domestic and foreign) farm programs and policies, changes in global demand created by population growth and higher standards of living, and global production of similar and competitive crops. Generally, changes in the price of agricultural commodities can be passed through to the price of processed products. Ethanol is one of a limited few of the Company's processed products which must be priced to compete with products produced from other raw materials.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries. Investments in affiliates are carried at cost plus equity in undistributed earnings since acquisition.

Use of Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amount reported in its consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

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

To reduce price risk of market fluctuations, the Company follows a policy of hedging substantially all inventory and related purchase and sales contracts. In addition, the Company from time to time will hedge portions of its anticipated production requirements. The instruments used are readily marketable exchange traded futures contracts which are designated as hedges. The changes in market value of such contracts have a high correlation to the price changes of the hedged commodity. Also, the underlying commodity can be delivered against such contracts. To obtain a proper matching of revenue and expense, gains or losses arising from open and closed hedging transactions are included in inventory as a cost of the commodities and reflected in the statement of earnings when the product is sold.

Property, Plant and Equipment

Property, plant, and equipment are recorded at cost. The Company uses the straight line method in computing depreciation for financial reporting purposes and generally uses accelerated methods for income tax purposes. The annual provisions for depreciation have been computed principally in accordance with the following ranges of asset lives: buildings - 10 to 50 years; machinery and equipment - 3 to 20 years.

Net Sales

The Company follows a policy of recognizing sales at the time of product shipment. Net margins from grain merchandised, rather than the total sales value thereof, are included in net sales in the consolidated statements of earnings. Gross sales of the Company, including the total sales value of grain merchandised, were $18.1 billion in 1996, $15.9 billion in 1995, and $14.1 billion in 1994, and include export sales of $5.7 billion in 1996, $4.2 billion in 1995 and $3.2 billion in 1994.

Per Share Data

Share and per share information have been adjusted to give effect to the 50% stock dividend in the form of a three-for-two stock split paid in December 1994 and to the 5% stock dividends in the three years ended June 30, 1996, including the 5% stock dividend declared in July 1996 and payable in September 1996. Net earnings per common share is determined by dividing net earnings by the weighted average number of common shares outstanding. The impact of common stock equivalents is not material.

New Accounting Standards

In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards Number 121 (SFAS
121) "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." Management believes that the adoption of SFAS 121 in fiscal 1997 will not have a material adverse effect on the Company's consolidated financial statements.

In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards Number 123 (SFAS
123) "Accounting for Stock-Based Compensation." SFAS 123 allows companies to choose whether to account for stock-based compensation under the current method as prescribed in Accounting Principles Board Opinion Number 25 (APB 25) or use the fair value method described in SFAS 123. The Company plans to continue to follow the accounting measurement provisions of APB 25 and believes the impact of implementing the disclosure provisions of SFAS 123 will not be material to its consolidated financial statements.
5
          PAGE 6
CONSOLIDATED STATEMENTS OF EARNINGS

                                       Year Ended June 30
                             _________________________________
                                    1996      1995      1994
                             _________________________________
                                     (In thousands, except
                                       per share amounts)
Net sales and other operating income$ 13,314,049$12,671,868$11
,374,372
Cost of products sold and other
  operating costs               11,949,61111,029,38410,236,737
                                ______________________________

  Gross Profit                   1,364,438 1,642,484 1,137,635
Selling, general and administrative
  expenses                         450,010   429,358   371,237
                                ______________________________

  Earnings From Operations         914,428 1,213,126   766,398

Other income (expense)             139,985  (31,603)  (28,095)
                                ______________________________

   Earnings Before Income Taxes  1,054,413 1,181,523   738,303

Income taxes                       358,501   385,608   254,234
                                ______________________________

   Net Earnings                    695,912   795,915   484,069
==========                      ====================

Net earnings per common share   $     1.27$     1.40$      .84
                                ==============================
Average number of shares outstanding550,045  567,751   573,626
                                ==============================

See notes to consolidated financial statements.

6
          PAGE 7
CONSOLIDATED BALANCE SHEETS

                                            June 30
                            __________________________________

                                     1996                1995
                            __________________________________
Assets                                   (In thousands)
Current Assets
 Cash and cash equivalents     $  534,702          $  454,593
 Marketable securities            820,147             664,690
 Receivables                    1,131,591           1,013,562
 Inventories                    1,790,636           1,473,896
 Prepaid expenses                 107,607             105,904
                               __________

  Total Current Assets           4,384,683           3,712,645

Investments and Other Assets
 Investments in and advances
 to affiliates                    624,305             502,698
 Long-term marketable securities1,092,969           1,604,219
 Other assets                     233,611             175,044
                                __________          __________

                                 1,950,885           2,281,961

Property, Plant and Equipment
 Land                             114,542             113,098
 Buildings                      1,245,662           1,109,249
 Machinery and equipment        6,034,979           5,443,561
 Construction in progress         588,711             642,825
 Less allowances for depreciation(3,869,593)      (3,546,452)
                               __________          __________

                                4,114,301           3,762,281
                                __________          __________

                               $10,449,869          $9,756,887
                               ===========          ==========

7
          PAGE 8
CONSOLIDATED BALANCE SHEETS

                                            June 30
                             _________________________________

                                     1996                1995
                             _________________________________
                                         (In thousands)
Liabilities and Shareholders' Equity

Current Liabilities
 Accounts payable              $  993,403          $  725,046
 Accrued expenses                 525,626             431,725
 Current maturities of long-term debt114,522           15,614
                               __________          __________

Total Current Liabilities        1,633,551           1,172,385
Long-Term Debt                   2,002,979           2,070,095

Deferred Credits
 Income taxes                     562,362             538,351
 Other                            106,165             121,891
                                __________          __________

                                   668,527             660,242

Shareholders' Equity
 Common stock                   3,869,875           3,668,977
 Reinvested earnings            2,274,937           2,185,188
                               __________          __________

                                 6,144,812           5,854,165
                                __________          __________

                               $10,449,869          $9,756,887
                               ===========          ==========

See notes to consolidated financial statements.

8
          PAGE 9
CONSOLIDATED STATEMENTS OF CASH FLOWS

                                         Year Ended June 30

                                     1996      1995      1994

                                           (In thousands)
Operating Activities
Net earnings                     $  695,912$  795,915$  484,069
 Adjustments to reconcile to net
 cash provided by operations
 Depreciation and amortization     393,605   384,872   354,463
 Deferred income taxes              72,673    25,421    22,009
 Amortization of long-term debt discount25,58421,908    19,613
 (Gain) loss on marketable securities
   transactions                  (109,359)    27,633  (25,785)
 Other                            (33,243)     8,432     2,555
 Changes in operating assets and liabilities
  Receivables                    (183,569)  (82,203) (114,741)
  Inventories                    (320,529)  (41,561) (172,649)
  Prepaid expenses                 (1,683)     5,219  (13,450)
  Accounts payable and accrued expenses314,49445,611    74,287
                                 _________  ________  ________
  Total Operating Activities       853,885 1,191,247   630,371

Investing Activities
 Purchases of property, plant and equipment(754,268) (558,604)
 (514,364)
 Business acquisitions            (28,612)  (55,126) (257,731)
 Investments in and advances to affiliates(110,615)(122,565)16,
 506
 Purchases of marketable securities(816,401)(2,017,619)(2,136,5
 53)
 Proceeds from sales of marketable
 securities                      1,260,710 1,940,370 2,643,368
                                  _________ _________ _________
Total Investing Activities        (449,186) (813,544) (248,774)

Financing Activities
 Long-term debt borrowings          42,066    17,626    12,001
 Long-term debt payments          (22,233)  (32,304)  (76,133)
 Purchases of treasury stock     (259,980) (179,613) (355,226)
 Cash dividends and other         (84,443)  (45,213)  (32,328)
                                  _________ _________ _________
  Total Financing Activities     (324,590) (239,504) (451,686)
                                 _________ _________ _________
  Increase (Decrease) In Cash And Cash
  Equivalents                       80,109   138,199  (70,089)

Cash And Cash Equivalents Beginning Of
 Period                             454,593   316,394   386,483
                                 __________ _________ _________
Cash And Cash Equivalents End Of Period$534,702$  454,593$  316
,394
                                 ========== ========= =========

See notes to consolidated financial statements.

9
          PAGE 10
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                   Common Stock

___________________________________
                                                     Reinvested
                                   Shares    Amount    Earnings

___________________________________
                                         (In thousands)

Balance July 1, 1993           $ 342,299 $3,366,622$ 1,516,629
Net earnings                         -         -       484,069
Cash dividends - $.06 per share      -         -      (32,586)
5% stock dividend                 16,364    381,707  (381,707)
Treasury stock purchases        (15,597)  (355,226)        -
Foreign currency translation         -          -       43,363
Other                                573     22,852      (302)
                                 _______ __________ __________

   Balance June 30, 1994         343,639  3,415,955  1,629,466


Net earnings                         -         -       795,915
Cash dividends - $.08 per share      -         -      (46,825)
3-for-2 stock split              172,030       -          -
5% stock dividend                 25,358    406,019  (406,019)
Treasury stock purchases         (9,756)  (179,613)       -
Foreign currency translation         -         -        66,005
Unrealized net gains on
  marketable securities              -         -       147,118
Other                              1,253     26,616      (472)
                                 _______ __________ __________

   Balance June 30, 1995         532,524  3,668,977  2,185,188


Net earnings                        -          -       695,912
Cash dividends - $.17 per share     -          -      (90,860)
5% stock dividend                 25,991    411,542  (411,542)
Treasury stock purchases        (15,632)  (259,980)       -
Foreign currency translation        -          -      (96,101)
Change in unrealized net
  gains on marketable securities    -          -       (7,421)
Other                              2,938     49,336      (239)
                                 _______  _________  _________

   Balance June 30, 1996         545,821 $3,869,875 $2,274,937
                                 ======= ========== ==========

See notes to consolidated financial statements.

10
          PAGE 11
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 1-Marketable Securities

                                 Unrealize  Unrealiz     Fair
                                     d         ed
                          Cost     Gains     Losses     Value

_________________________________________________________
                                    (In thousands)
1996

United States
government
 obligations
 Maturity less than 1    $1,184,2 $   4,027         $  $1,188,0
year                           16                 235        08
 Maturity 1 year to 5      19,026         -       201    18,825
years

Other debt securities
 Maturity less than 1     148,345       716         -   149,061
year
 Maturity 1 year to 5      58,962     1,813         -    60,775
years

Equity securities         804,052   212,906     5,602  1,011,35
                                                              6
                         ________ _________  ________  ________
                               __         _        __        __
                         $2,214,6  $219,462   $ 6,038  $2,428,0
                               01                            25
                         ======== =========  ========  ========
                               ==         =        ==        ==


                                 Unrealize  Unrealiz     Fair
                                     d         ed
                          Cost     Gains     Losses     Value

_________________________________________________________
                                    (In thousands)

1995

United States
government
 obligations
 Maturity less than 1   $1,057,1          $         $  $1,057,6
year                          89        731       281        39
 Maturity 1 year to 5    453,276      9,719         -   462,995
years

Other debt securities
 Maturity less than 1     59,319          -        61    59,258
year
 Maturity 1 year to 5    174,811      2,441         -   177,252
years

Equity securities        751,344    217,014     6,495   961,863
                        ________  _________  ________  ________
                              __          _        __        __
                        $2,495,9          $         $  $2,719,0
                              39    229,905     6,837        07
                        ========  =========  ========  ========
                              ==          =        ==        ==

11


          PAGE 12
Note 2-Inventories

                                             1996        1995

                                             (In thousands)
LIFO inventories
 FIFO value                            $  705,814  $  416,804
 LIFO valuation reserve                 (190,641)    (56,036)
                                       __________  __________
 LIFO carrying value                      515,173     360,768

FIFO inventories, including
 hedging procedure method                1,275,463   1,113,128
                                        __________  __________
                                        $1,790,636  $1,473,896
                                        ==========  ==========

Note 3-Accrued Expenses

                                             1996        1995

                                             (In thousands)

Income taxes                            $  175,603  $  109,323
Payroll and employee benefits              117,211     111,452
Insurance loss reserves                     78,611     76,987
Other                                      154,201     133,963
                                        __________  __________
                                        $  525,626  $  431,725
                                        ==========  ==========

12
          PAGE 13
Note 4-Long-Term Debt and Financing Arrangements

                                               1996      1995
                                          _____________________
                                               (In thousands)
8.875% Debentures $300 million face
amount, due in 2011                      $  298,271  $  298,216

8.125% Debentures $300 million face
amount, due in 2012                         298,015     297,955

8.375% Debentures $300 million face
amount, due in 2017                         294,178     294,079

7.125% Debentures $250 million face
amount, due in 2013                         249,397     249,378

6.25% Notes $250 million
face amount, due in 2003                    249,280     248,998

Zero Coupon Debt $400 million face
amount, due in 2002                         183,736     160,855

7% Debentures $250 million face amount,
due in 2011                                 129,083     127,017

10.25% Debentures $100 million
face amount, due in 2006                     98,767      98,693

6% Bonds 150 million Deutsche Mark
face amount, due in June 1997                98,370     108,424

Industrial Revenue Bonds at various
rates from 5.30% to 13.25% and due
in varying amounts to 2011                   76,498      78,253
Other                                       141,906     123,841
                                         __________  __________
Total long-term debt                      2,117,501   2,085,709
Less current maturities                   (114,522)    (15,614)
                                         __________  __________
                                         $2,002,979  $2,070,095
                                         ==========  ==========

13
          PAGE 14
At June 30, 1996, the fair value of the Company's long-term debt exceeded the carrying value by $298 million, as estimated by using quoted market prices or discounted future cash flows based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

Unamortized original issue discounts on the 7% Debentures and Zero Coupon Debt issues are being amortized at 15.35% and 13.80%, respectively. Accelerated amortization of the discounts for tax purposes has the effect of lowering the actual rate of interest to be paid over the remaining lives of the issues to approximately 10.48% and 5.52%, respectively.

The aggregate maturities for long-term debt for the five years after June 30, 1996 are $115 million, $34 million, $18 million,
$13 million and $19 million, respectively.

At June 30, 1996 the Company had unused lines of credit totaling
$370 million.


Note 5-Shareholders' Equity

The Company has authorized 800 million shares of common stock and 500,000 shares of preferred stock, both without par value. No preferred stock has been issued. At June 30, 1996 and 1995, the Company had approximately 31.8 million and 35.2 million common shares, respectively, in treasury. Treasury stock is recorded at cost, $495 million at June 30, 1996, as a reduction of common stock.

Stock option plans provide for the granting of options to employees to purchase common stock of the Company at market value on the date of grant. Options expire five to ten years after the date of grant. At June 30, 1996 options for 3,327,393 shares at prices ranging from $11.60 to $18.26 per share were outstanding, of which 1,139,031 shares were exercisable. There were 623,726 shares available for future grant at June 30, 1996.

Cumulative foreign currency translation losses of $34 million and unrealized gains on securities of $140 million at June 30, 1996, net of applicable taxes, are included as components of reinvested earnings.

14
          PAGE 15
Note 6-Other Income (Expense)

                                  1996      1995      1994
                             ________________________________
                                       (In thousands)
Investment income              $         $         $
                               150,446   147,133   100,706
Interest expense               (170,089  (170,886  (173,429
                               )         )         ))
Gain (loss) on marketable
  securities transactions      109,359   (27,633)  25,785
Equity in earnings of          31,780    (19,801)  24,230
affiliates
Other                          18,489    39,584    (5,387)
                               ________  ________  ________
                               __        __        __
                               $         $         $
                               139,985   (31,603)  (28,095)
                               ========  ========  ========
                               ==        ==        ==

Interest expense is net of interest capitalized of $43 million, $32 million and $26 million in 1996, 1995 and 1994, respectively.

The Company made interest payments of $188 million, $181 million and $180 million in 1996, 1995 and 1994 respectively.

The realized gains on sales of available-for-sale marketable securities totaled $109 million, $18 million and $36 million in 1996, 1995 and 1994, respectively. The realized losses totaled $46 million and $10 million in 1995 and 1994, respectively.
15

          PAGE 16
Note 7-Income Taxes

For financial reporting purposes, earnings before income taxes includes the following components:

                                  1996      1995      1994
                             ________________________________
                                       (In thousands)

United States                  $         $1,022,2  $
                               907,376   45        662,709
Foreign                        147,037   159,278   75,594
                               ________  ________  ________
                               __        __        _
                               $1,054,4  $1,181,5  $
                               13        23        738,303
                               ========  ========  ========
                               ==        ==        =

Significant components of income taxes are as follows:

                                 1996       1995       1994

_______________________________________
                                      (In thousands)
Current
 Federal                      $          $271,702   $202,708
                              207,166
 State                        29,604     38,768     30,969
 Foreign                      46,646     42,085     14,460
Deferred
 Federal                      69,253     30,191     4,102
 State                        6,467       2,108       (3,036)
 Foreign                      (635)      754        5,031
                              _________  _________  _________
                              _
                              $          $ 385,608  $254,234
                              358,501
                              =========  =========  =========
                              =

Significant components of the Company's deferred tax liabilities and assets are as follows:

                                           1996       1995

__________________________
                                            (In thousands)
Deferred tax liabilities
 Depreciation                            $413,792   $386,883
 Unrealized gain on marketable           73,727     75,978
securities
 Bond discount amortization              60,659     62,941
 Other                                   66,812     62,036
                                         ________   ________
                                         614,990    587,838

Deferred tax assets
 Postretirement benefits                 27,822     26,274
 Other                                   76,337     79,829
                                         ________   ________
                                         104,159    106,103
                                         ________   ________
Net deferred tax liabilities             510,831    481,735

Current net deferred tax assets included
in      prepaid expenses                 51,531     56,616
                                         ________   ________
Non-current net deferred tax             $562,362   538,351
liabilities
                                         ========   ========

16

          PAGE 17
Reconciliation of the statutory federal income tax rate to the Company's effective tax rate is as follows:

                                      1996      1995      1994
                                      _____       ____        _____
Statutory rate                        35.0%     35.0%     35.0%
State income taxes, net of
 federal tax benefit                   2.2       2.3       2.3
Foreign sales corporation             (2.4)     (1.8)     (2.7)
Federal tax rate increase              -          -       (1.8)
Other                                 (0.8)     (2.9)     (2.0)
                                     ____      ____      ____

Effective rate                        34.0 %    32.6%     34.4%
                                     ====      ====      ====


The Company made income tax payments of $268 million, $354 million and $250 million in 1996, 1995 and 1994, respectively.

In 1994, the federal income tax rate increase resulted in additional income tax accruals and a non-recurring income tax charge of $14 million, or $.02 per share.

Undistributed earnings of the Company's foreign subsidiaries amounting to approximately $400 million at June 30, 1996, are considered to be indefinitely reinvested and, accordingly, no provision for U. S. income taxes has been provided thereon. It is not practicable to determine the deferred tax liability for temporary differences related to these undistributed earnings.

Note 8-Leases

The Company has noncancellable operating leases with total future rental commitments of $146 million, which range from $7 million to $26 million during each of the next five years, and expire on various dates through 2026. Rent expense for 1996, 1995 and 1994 was $73 million, $73 million and $69 million, respectively.

Note 9-Employee Benefit Plans

The Company has noncontributory and trusteed pension plans covering substantially all employees. It is the Company's policy to fund pension costs as required by the Employee Retirement Income Security Act. At June 30, 1996, the plans had assets at fair value of $295 million and projected benefit obligations of $352 million based on a discount rate of 7.5%. Pension expense is not material.

The Company has postretirement health care and life insurance plans covering substantially all employees. The accumulated postretirement benefit obligations (APBO) for the unfunded plans at June 30, 1996, were $76 million, based on a discount rate of 7.5% and an assumed health care cost trend rate of 10.4% for 1997 gradually decreasing to 5.5% by 2004. Expense of these plans is not material. A 1% increase in the health care cost trend rate assumption would not have had a material impact on the APBO or expense for the year.

In addition, the Company has savings and investment plans
available to eligible employees with one year of service.
Employees may contribute up to 6% of their salaries, not to
exceed $9,000.  The Company matches these contributions, at
various levels, to a maximum of $6,000.
17
          PAGE 18
Note 10-Geographic Information

                              Net Sales
                              and Other   Earnings
                              Operating     From    Identifiable
                                Income   Operations    Assets
                              _________  __________ ____________
                                           (In millions)
 1996
 United States               $ 9,733       $806       $6,025
 Foreign                       3,581        108        1,347
                             _______       ____       ______
                             $13,314       $914       $7,372
                             =======       ====       ======
     1995
 United States               $ 9,177     $1,089       $5,350
 Foreign                       3,495        124        1,181
                             _______     ______       ______
                             $12,672     $1,213       $6,531
                             =======     ======       ======

1994
 United States               $ 8,365       $704       $5,140
 Foreign                       3,009         62        1,083
                             _______       ____       ______
                             $11,374       $766       $6,223
                             =======       ====       ======

Earnings from operations represent earnings before other income and income taxes.

Identifiable assets exclude cash and cash equivalents,
marketable securities and investments in and advances to
affiliates.  At June 30, 1996, approximately $900 million of the
Company's cash and cash equivalents, marketable securities, and investments in and advances to affiliates were foreign assets.
18
          PAGE 19
Note 11-Antitrust Investigation and Related Litigation


The Company, along with a number of other domestic and foreign companies, is the subject of an investigation being conducted by a grand jury in the Northern District of Illinois into possible violations of federal antitrust laws and related crimes in the food additives industry. The investigation in Chicago is directed towards possible price fixing with respect to lysine.
A federal grand jury in San Francisco is investigating possible price fixing with respect to citric acid and a federal grand jury in Atlanta is investigating possible price fixing with respect to high fructose corn syrup. Neither the Company nor any director, officer or employee of the Company has been charged in connection with these investigations. The Company and two of its executive officers have been informed that they are targets of the lysine investigation and indictments are being considered against them.

Following public announcement in June 1995 of these investigations, the Company and certain of its directors and executive officers were named as defendants in a number of putative class action suits for alleged violations of federal securities laws on behalf of all purchasers of securities of the Company during the period between certain dates in 1992 and 1995. The Company along with other domestic and foreign companies, has been named as a defendant in a number of putative class action antitrust suits involving the sale of lysine, citric acid, and high fructose corn syrup. The plaintiffs generally request unspecified compensatory damages, costs, expenses and unspecified relief. The Company and the individuals named as defendants intend to vigorously defend these class actions unless they can be settled on terms deemed acceptable by the parties.

These matters could result in the Company being subject to monetary damages, fines, penalties and other sanctions and expenses. On July 20, 1996, Federal District Court Judge Milton Shadur approved a settlement in the federal lysine class action antitrust suit filed in the Northern District of Illinois (consolidated as In Re Amino Acid Lysine Antitrust Litigation MDL No. 1083) and the Company has paid $25 million in full settlement thereof without admitting the alleged violations of law. Several plaintiffs have opted out of this settlement and numerous state class action antitrust cases involving the sale of lysine remain pending. In fiscal year 1996, the Company made provisions sufficient to cover the amount of such settlement and related costs and expenses in its consolidated financial statements which amount is not material. In the Company's opinion the ultimate resolution of the lysine contingency, to the extent not provided for, will not have a material adverse effect on the Company's consolidated financial condition or annual results of operations, but it could be material to the consolidated operating results of a particular future quarter if resolved unfavorably. Because of the early stage of the other investigations and putative class actions, the ultimate outcome of these matters cannot presently be determined. Accordingly, no provision for any liability that may result therefrom has been named in the accompanying consolidated financial statements.
19

          PAGE 20
The Company and its directors also have been named as defendants in two putative class action suits, one of which alleges violations of Delaware state law and a similar case in District Court in Illinois which alleges violations of federal securities laws. Both cases seek invalidation of the election of the Company's directors on the basis of alleged omissions from the proxy statement issued by the Company prior to its 1995 Annual Meeting of Shareholders. The case relating to violations of Delaware law has been dismissed and is now on appeal in the Supreme Court of Delaware. The case filed in Federal District Court in Illinois has likewise been dismissed and has been appealed to the Seventh Circuit Court of Appeals. The Company and the individuals named as defendants intend to vigorously defend these actions.

Shareholder derivative actions also have been filed against certain of the Company's directors and executive officers and nominally against the Company alleging that the individuals named as defendants breached their fiduciary duties to the Company and seeking monetary damages and other relief on behalf of the Company from the individuals named as defendants. The Company has sought or intends to seek dismissal of these derivative actions on the ground that they cannot be maintained unless the plaintiffs first brought their complaints to the Company's Board of Directors, which they did not.

The Company from time to time, in the ordinary course of business, is named as a defendant in various other lawsuits. In the Company's opinion, the gross liability from such other lawsuits, including environmental exposure, with or without insurance recoveries is not considered to be material to the Company's consolidated financial condition or results of operations.
20
          PAGE 21
REPORT OF INDEPENDENT AUDITORS



Board of Directors and Shareholders
Archer Daniels Midland Company
Decatur, Illinois

     We have audited the accompanying consolidated balance sheets of Archer Daniels Midland Company and subsidiaries as of June 30, 1996 and 1995, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the three years in the period ended June 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Archer Daniels Midland Company and its subsidiaries at June 30, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 1996, in conformity with generally accepted accounting principles.



                              ERNST & YOUNG, LLP

Minneapolis, Minnesota
August 1, 1996
21
          PAGE 22
QUARTERLY FINANCIAL DATA (Unaudited)

                                                 Quarter

___________________________________________________________

                            First        Second    Third    Fourth      Total

___________________________________________________________

                          (In thousands, except per share amounts)
Fiscal 1996
 Net sales              $3,120,738$3,415,058$3,486,665$3,291,588$13,314,049
 Gross profit              324,331   396,852   338,871   304,384  1,364,438
Net earnings                163,102   225,970   163,285   143,555    695,912
     Per common share           .29       .41       .30       .27       1.27

Fiscal 1995
 Net sales              $3,015,223$3,221,804$3,299,662$3,135,179$12,671,868
 Gross profit              344,819   477,625   425,513   394,527  1,642,484
 Net earnings              154,544   220,098   195,701   225,572    795,915
     Per common share           .27       .39       .34       .40       1.40


Results for the fourth quarter of fiscal 1995 included a $36 million, or $.06 per share, after tax gain from the sale of the Company's British Arkady bakery ingredient business.

22
          PAGE 23
COMMON STOCK MARKET PRICES AND DIVIDENDS



The Company's common stock is listed and traded on the New York Stock Exchange, Chicago Stock Exchange, Tokyo Stock Exchange, Frankfurt Stock Exchange and the Swiss Exchange. The following table sets forth, for the periods indicated, the high and low market prices of the common stock and common stock cash dividends.

                                                        Cash
                                   Market Price      Dividends
                                   High      Low     Per Share
Fiscal 1996--Quarter Ended
   June 30                         19 1/4    17        0.048
   March 31                        18 3/4    16        0.048
   December 31                     17 1/2    14 1/8    0.048
   September 30                    17 1/4    13 5/8    0.023

Fiscal 1995--Quarter Ended
   June 30                         18        16 3/8    0.023
   March 31                        19        16 1/2    0.023
   December 31                     19 1/8    15        0.023
   September 30                    15 7/8    13 1/2    0.014


The number of shareholders of the Company's common stock at June 30, 1996 was 35,431. The Company expects to continue its policy of paying regular cash dividends, although there is no assurance as to future dividends because they are dependent on future earnings, capital requirements and financial condition. 23

          PAGE 24
TEN-YEAR SUMMARY

Operating, Financial and Other Data (Dollars in thousands, except per share data)

                                                     1996        1995         1994
Operating
Net sales and other operating income            $13,314,049 $12,671,868  $11,374,372
Depreciation and amortization                       393,605     384,872      354,463
Net earnings                                        695,912     795,915      484,069
     Per common share                                  1.27        1.47          .84
Cash dividends                                       90,860      46,825       32,586
     Per common share                                   .17         .08          .06


Financial
Working capital                                 $ 2,751,132  $2,540,260   $2,783,817
  Per common share                                     5.04        4.54         4.90
  Current ratio                                         2.7         3.2          3.5
Inventories                                       1,790,636   1,473,896    1,422,147
Net property, plant and equipment                 4,114,301   3,762,281    3,538,575
Gross additions to property, plant
     and equipment                                  801,426     657,915      682,485
Total assets                                     10,449,869   9,756,887    8,746,853
Long-term debt                                    2,002,979   2,070,095    2,021,417
Shareholders' equity                              6,144,812   5,854,165    5,045,421
  Per common share                                    11.26       10.47         8.88


Other
Weighted average shares outstanding (000's)         550,045     567,751      573,626
Number of shareholders                               35,431      34,385       33,940
Number of employees                                  14,811      14,833       16,013

Share and per share data have been adjusted for three-for-two stock splits in December 1989 and December 1994, and annual 5% stock dividends through September 1996.

Net earnings for 1993 includes a credit of $68 million or $.11 per share and a charge of $35 million or $.06 per share for the cumulative effects of changes in accounting for income taxes and postretirement benefits, respectively.
24
         PAGE 25

   1993      1992      1991      1990      1989      1988      1987

9,811,362  $9,231,50  $8,468,1  $7,751,3  $7,928,8  $6,798,3  $5,774,6
                   2        98        41        36        94        21
  328,549    293,729   261,367   248,113   220,538   183,952   155,899
  567,527    503,757   466,678   483,522   424,673   353,058   265,355
      .95        .84       .78       .81       .72       .59       .44
   32,266     30,789    29,527    25,976    17,271    17,095    16,189
      .05        .05       .05       .04       .03       .03       .03



$2,961,50  $2,276,56  $1,674,7  $1,627,4  $1,487,1  $1,408,6  $1,252,4
        3          4        35        59        51        64        06
     4.98       3.82      2.81      2.72      2.51      2.39      2.08
      4.1        3.4       3.0       3.4       3.4       3.0       3.5
1,131,787  1,025,030   917,495   771,233   694,998   773,702   784,338
3,214,834  3,060,096  2,695,62  2,131,80  1,832,25  1,661,22  1,478,45
                             5         7         8         0         8
  572,022    614,844   911,586   550,851   405,888   370,295   314,730
8,404,111  7,524,530  6,260,60  5,450,01  4,728,30  4,397,56  3,862,09
                             7         0         8         4         1
2,039,143  1,562,491   980,273   750,901   690,052   692,878   657,465
4,883,251  4,492,353  3,922,29  3,573,22  3,033,50  2,630,52  2,367,67
                             5         8         3         9         3
     8.22       7.55      6.59      5.97      5.11      4.46      3.93



  595,208    596,801   598,867   596,771   591,209   601,496   600,734
   33,654     32,277    28,981    26,076    20,382    18,491    17,199
   14,168     13,524    13,049    11,861    10,214     9,631    10,573


25