Form 10-K, Exhibit 13
period 1998-06-30
ARCHER DANIELS MIDLAND CO
filed 1998-09-24
CIK 7084

EXHIBIT 13
     PAGE 1
MANAGEMENT'S DISCUSSION OF OPERATIONS AND FINANCIAL
CONDITION - JUNE 30, 1998
Operations

     The Company is in one business segment-procuring, transporting, storing, processing and merchandising agricultural commodities and products. A summary of net sales and other operating income by classes of products and services is as follows:

1998 compared to 1997

                                1998       1997     1996
                                     (in millions)
Oilseed products               $10,15   $  8,860        $
                                    2               8,027
Corn products                   2,154      2,171    2,431
Wheat and other milled          1,491      1,631    1,662
products
Other products                             1,191    1,120
                                2,312
                               $16,10    $13,853  $13,240
                                    9

     Net sales and other operating income increased $2.3 billion to a record high $16.1 billion for 1998 due primarily to sales attributable to recently acquired operations and to a 13 percent increase in volumes of products sold. These increases were partially offset by an 8 percent decrease in average selling prices. Sales of oilseed products increased 15 percent to $10.2 billion due principally to higher sales volumes reflecting strong worldwide protein meal demand and good oil demand in North America and Europe. Asian economic volatility has negatively affected oil demand from this region. Oilseed product sales also increased approximately 6 percent from sales attributable to recently acquired operations. These increases were partially offset by lower average selling prices reflecting the lower cost of raw materials. Sales of corn products for the year decreased 1 percent to $2.2 billion as lower average selling prices for the Company's sweetener, alcohol and amino acid products more than offset the increased sales volumes of these same products. Sweetener sales volume has been positively affected by good demand from both the U. S. and Mexican soft drink industry. The lower average selling prices of the sweetener products result principally from production overcapacity in the industry. The lower average selling prices for amino acid products reflect the effect of low protein prices on synthetic amino acids. Additionally, poor feed business conditions in Southeast Asia have caused a supply/demand imbalance and a resulting production overcapacity in the synthetic amino acid industry. Low gasoline prices negatively impacted average sales prices for the Company's fuel alcohol, which has had good demand and corresponding volume growth. Sales of wheat and other milled products decreased 9 percent to $1.5 billion due principally to lower average selling prices reflecting the lower cost of raw materials. These decreases were partially offset by sales attributable to recently acquired operations. The increase in other products and services was due primarily to the sales related to the Company's recently acquired cocoa and feed businesses.
1
     PAGE 2
     Cost of products sold and other operating costs increased $2.2 billion to $14.7 billion due principally to costs related to recently acquired operations and increased sales volumes. These increases were partially offset by lower average raw material costs.

     The $80 million increase in gross profit to $1.4 billion in 1998 is due primarily to gross profits of recently acquired operations and increased sales volumes. These increases were partially offset by the net effect of decreased sales prices versus lower raw material costs.
     Selling, general and administrative expenses decreased $14 million to $661 million due principally to decreased legal and litigation related costs of $133 million (see note 12 to the financial statements). Partially offsetting this decrease was $108 million of selling, general and administrative expenses attributable to recently acquired operations.

     The decrease in other income for 1998 was due principally to increased interest expense due to both higher short-term and long-term borrowing levels. Additionally, the Company had decreased gains on marketable securities transactions and decreased equity in earnings of unconsolidated affiliates.

     The decrease in income taxes for 1998 was due primarily to a lower effective income tax rate. The decrease in the Company's effective tax rate to 34% for the year compared to an effective rate of 41% last year was due principally to the non-deductibility for income tax purposes in 1997 of a portion of the Company's litigation settlements and fines.

1997 compared to 1996

     Net sales and other operating income increased $613 million to $13.9 billion for 1997 due principally to a 4% increase in average selling prices and to a lesser extent sales attributable to recently acquired operations. Sales of oilseed products increased 10% to $8.9 billion due primarily to higher average selling prices reflecting relatively strong demand for protein meal in the domestic market and the higher cost of raw materials. Sales volumes of oilseed products were up for the year due principally to improved export vegetable oil demand. Sales of corn products decreased 11% to $2.2 billion due primarily to decreased sales volumes of fuel alcohol as reduced corn supplies and the resulting higher cost of corn resulted in the Company reducing its production of fuel alcohol. Average selling prices of corn products were up 3% for the year due to the good demand for the Company's fuel alcohol and bioproducts, including lysine and threonine. These average selling price increases were partially offset by lower average selling prices for the Company's sweetener products as a result of the start-up of new corn wet milling facilities in the industry and the resulting overcapacity in the marketplace. Sales of wheat and other milled products decreased 2% to $1.6 billion due to both decreased volumes of products sold and to lower average selling prices reflecting excess milling capacity in the industry. This volume decrease was partially offset by sales related to recently acquired operations in Canada and the Caribbean. The increase in other products and services was due principally to the sales related to the Company's recently acquired cocoa business partially offset by lower merchandising and transportation revenues.

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

     Selling, general and administrative expenses increased $202 million to $675 million due primarily to increased legal and litigation related costs of $171 million including provisions related to fines and litigation settlements arising out of the United States Department of Justice antitrust investigation of the Company's lysine and citric acid products, as well as a securities suit brought by shareholders (see note 12 to the financial statements). Additionally, selling, general and administrative expenses increased $26 million due to expenses attributable to recently acquired operations.

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

     The decrease in income taxes for 1997 resulted primarily from lower pretax earnings. The increase in the Company's effective income tax rate to 41% for the year compared to an effective rate of 34% last year was due principally to the non-deductibility for income tax purposes of a portion of the Company's litigation settlements and fines.
2
     PAGE 3
Liquidity and Capital Resources

     At June 30, 1998, the Company continued to show substantial liquidity with working capital of $1.7 billion. Working capital includes inventory with a replacement cost in excess of its LIFO carrying value of approximately $46 million. During 1998, the Company's cash and marketable securities net of short-term debt decreased $762 million and working capital decreased $301 million reflecting the Company's investments in property, plant and equipment expansions, investments in affiliates, and business acquisitions. Capital resources remained strong as reflected in the Company's net worth of $6.5 billion. The principal sources of capital during the year were funds generated from operations and funds generated from the issuance of $200 million of 6.75% debentures due in 2027, $250 million of 6.95% debentures due in 2097 and $298 million of common stock issued in a business acquisition. The Company's ratio of long-term debt to total capital at year end was approximately 28%. Annual maturities of long-term debt for the five years after June 30, 1998 are $21 million, $21 million, $33 million, $434 million and $266 million, respectively.

     Commercial paper and commercial bank lines of credit are available to meet seasonal cash requirements. At June 30, 1998, the Company had $1.9 billion of short-term bank credit lines. Both Standard & Poor's and Moody's continue to assign their highest ratings to the Company's commercial paper and to rate the Company's long-term debt as AA- and Aa3, respectively. In addition to the cash flow generated from operations, the Company has access to equity and debt capital through numerous alternatives from public and private sources in the domestic and international markets.

     As discussed in Note 12 to the consolidated financial statements, various grand juries under the direction of the United States Department of Justice ("DOJ") have been investigating possible violations by the Company and others with respect to the sale of lysine, citric acid and high fructose corn syrup. In connection with an agreement with the DOJ in fiscal 1997, the Company paid the United States a fine of $100 million. This agreement constitutes a global resolution of all matters between the DOJ and the Company and brings to a close all DOJ investigations of the Company. In addition, related civil class actions and other proceedings have been filed against the Company, which could result in the Company being subject to monetary damages, other sanctions and expenses. As also discussed in Note 12 to the consolidated financial statements, the Company has settled certain civil federal class action suits involving lysine, citric acid, and securities, and certain state actions filed by indirect purchasers of lysine. The Company has made provisions of $48 million in fiscal 1998, $200 million in fiscal 1997 and $31 million in fiscal 1996 to cover such fines and settlements and related costs and expenses. Because of the early stage of other putative class actions and proceedings, including those related to high fructose corn syrup, the ultimate outcome and materiality of these matters cannot presently be determined. Accordingly, no provision for any liability that may result therefrom has been made in the consolidated financial statements.
3
     PAGE 4
Market Risk Sensitive Instruments and Positions

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

     A sensitivity analysis has been prepared to estimate the Company's exposure to market risk of its commodity position. The Company's daily net commodity position consists of inventories, related purchase and sales contracts, and exchange traded contracts, including those to hedge portions of production requirements. The fair value of such position is a summation of the fair values calculated for each commodity by valuing each net position at quoted futures prices. Market risk is estimated as the potential loss in fair value resulting from a hypothetical 10% adverse change in such prices. The results of this analysis, which may differ from actual results, are as follows:


1998                     Fair   Value     Market
                         Risk
                              (in millions)
Highest long position      $423        $42
Highest short position      411         41
Average  position   long    (8)          1
(short)

1997                     Fair   Value     Market
                         Risk
                              (in millions)
Highest long position      $468        $47
Highest short position      314         31
Average  position   long    123         12
(short)

The decrease in fair value of the average position for 1998 compared to 1997 was a result of both a decrease in the daily net commodity position and a decrease in quoted futures prices for the current year.

Marketable Equity Securities

     Marketable equity securities, which are recorded at a fair value and include net unrealized gains, have exposure to price risk. This risk is estimated as the potential loss in fair value resulting from a hypothetical 10% adverse change in prices quoted by stock exchanges. Actual results may differ.
4
     PAGE 5

                       1998        1997
                         (in millions)
Fair value          $1,121                            $911
Net unrealized         182                            183
gains
Market risk            112                            91

The increase in fair value for 1998 over 1997 primarily resulted from additional purchases of securities.

Currencies

     In order to reduce the risk of foreign currency exchange rate fluctuations, the Company follows a policy of hedging substantially all transactions, except for amounts the Company considers permanently invested as described below, denominated in a currency other than the functional currencies applicable to each of its various entities. The instruments used for hedging are readily marketable exchange traded futures contracts and forward contracts with banks. The changes in market value of such contracts have a high correlation to the price changes in the currency of the related hedged transactions. The potential loss in fair value for such net currency position resulting from a hypothetical 10% adverse change in foreign currency exchange rates is not material.

     The amount the Company considers permanently invested in foreign subsidiaries and affiliates and translated into dollars using the year end exchange rate is $1.8 billion and $1.7 billion at June 30, 1998 and June 30, 1997, respectively. The potential loss in fair value resulting from a hypothetical 10% adverse change in quoted foreign currency exchange rates amounts to $175 million and $167 million for 1998 and 1997, respectively. Actual results may differ.

Interest

     The fair value of the Company's long-term debt is estimated using quoted market prices or discounted future cash flows based on the Company's current incremental borrowing rates for similar types of borrowing arrangements. Such fair value exceeded the long-term debt carrying value. Market risk is estimated as the potential increase in fair value resulting from a hypothetical one-half percent decrease in interest rates.

                                     1998    1997
                                    (in millions)
Fair value of long-term debt       $3,359                            $2,681
Excess of fair value over carrying   512                             336
value
Market risk                          165                             107


The increase in fair value for the current year resulted from both the issuance of long-term debt and a general decline in quoted interest rates.

Year 2000 Issues

Readiness

     The Company's centralized corporate business and technical information systems have been fully assessed as to year 2000 compliance and functionality. Presently, these systems are nearly complete with respect to required software changes, tests, and migration to the production environment. The Company anticipates that internal business and technical information system year 2000 compliance issues will be substantially remediated by the end of calendar year 1998.

     The Company has satisfactorily completed the identification and review of computer hardware and software suppliers and is in the process of verifying year 2000 preparedness of general business partners, suppliers, vendors, and/or service providers that the Company has identified as critical.

Cost

     The total historical or anticipated remaining costs for year 2000 remediation activity are not material.

Risks and Contingency Plans

     Considering the substantial progress made to date, the Company does not anticipate delays in finalizing internal year 2000 remediation within remaining time schedules. However, third parties having a material relationship with the Company may be a potential risk based on their individual year 2000 preparedness which may not be within the Company's reasonable control. The Company is in the process of identifying, reviewing, and logging the year 2000 preparedness of critical third parties.

     Anticipated completion of this review is calendar 1998 year-
end. Pending the results of that review, the Company will then determine what course of action and contingencies will need to be made.
5
     PAGE 6
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is in one business segment-procuring, transporting, storing, processing, and merchandising agricultural commodities and products. The availability and price of agricultural commodities are subject to wide fluctuations due to unpredictable factors such as weather, plantings, government (domestic and foreign) farm programs and policies, changes in global demand created by population growth and higher standards of living, and global production of similar and competitive crops.

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

Property, Plant and Equipment

Property, plant, and equipment are recorded at cost. The Company generally uses the straight line method in computing depreciation for financial reporting purposes and generally uses accelerated methods for income tax purposes. The annual provisions for depreciation have been computed principally in accordance with the following ranges of asset lives: buildings-10 to 50 years; machinery and equipment-3 to 30 years.

Net Sales

The Company follows a policy of recognizing sales at the time of product shipment. Net margins from grain merchandised, rather than the total sales value thereof, are included in net sales in the consolidated statements of earnings. Sales of the Company, including the sales value of grain merchandised, were $19.8 billion in 1998, $18.1 billion in 1997, and $18.0 billion in 1996, and such sales include export sales of $5.5 billion in 1998, $5.4 billion in 1997, and $5.7 billion in 1996.

Per Share Data

Share and per share information have been adjusted to give effect to all stock dividends, including the 5% stock dividend declared in July 1998 and payable in September 1998. Basic earnings per common share is determined by dividing net earnings by the weighted average number of common shares outstanding.

In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards Number 128 (SFAS 128) "Earnings Per Share." This statement, which was required to be adopted for financial statements issued for interim and annual periods ended after December 15, 1997, replaced the previously reported primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants, and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. All earnings per share amounts for all periods have been presented, and where necessary, restated to conform to SFAS 128 requirements.

New Accounting Standards

In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards Number 130 (SFAS
130) "Reporting Comprehensive Income." This statement, which is required to be adopted for financial statements issued for annual periods beginning after December 15, 1997, establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. At that time, the Company will be required to report total comprehensive income, an amount that will include net income as well as other comprehensive income. Other comprehensive income refers to revenues, expenses, gains and losses that under generally accepted accounting principles have previously been reported as separate components of equity in the Company's consolidated financial statements.

In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards Number 131 (SFAS
131) "Disclosures about Segments of an Enterprise and Related Information." This statement, which is required to be adopted for financial statements issued for annual periods beginning after December 15, 1997, establishes standards for the way that public business enterprises report information about operating segments in financial reports issued to shareholders. The Company has not yet determined the financial statement impact of SFAS 131.

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards Number 133 (SFAS
133) "Accounting for Derivative Instruments and Hedging Activities." This statement, which is required to be adopted for annual periods beginning after June 15, 1999, establishes standards for recognition and measurement of derivatives and hedging activities. The Company has not yet determined the financial statement impact of SFAS 133.

6
     PAGE 7
CONSOLIDATED STATEMENTS OF EARNINGS

                                        Year Ended June 30
                                    1998      1997       1996
                                 (In thousands, except per share
                                             amounts)

Net sales and other operating    $16,108,6  $13,853,2  $13,239,83
income                           30         62         9

Cost of products sold and other
  operating costs                14,727,67  12,552,71  11,853,07
                                 0          8          0
                                 _________  _________  _________
                                 _          _          _

     Gross Profit                1,380,960  1,300,544  1,386,769

Selling, general and
administrative                   660,692    675,103    473,294
  expenses
                                 _________  _________  _________
                                 _          _          _

     Earnings From Operations    720,268    625,441    913,475

Other income (expense)           (110,256)  18,964     140,938
                                 _________  _________  _________
                                 _          _          _

     Earnings Before Income      610,012    644,405    1,054,413
Taxes

Income taxes                     206,403    267,096    358,501
                                 _________  _________  _________
                                 _          _          _

     Net Earnings                $ 403,609  $ 377,309  $ 695,912
                                 =========  =========  =========

Basic and diluted earnings per
common                           $     .68  $     .63  $    1.15
  share
                                 =========  =========  =========

Average number of shares         592,634    596,352    606,424
outstanding
                                 =========  =========  =========


See notes to consolidated financial statements.
7
     PAGE 8
CONSOLIDATED BALANCE SHEETS

                                                  June 30
Assets                                       1998        1997
                                              (In thousands)
Current Assets
      Cash and cash equivalents           $   346,325 $   397,788
      Marketable securities               379,169     330,208
      Receivables                         1,990,686   1,329,350
      Inventories                         2,562,650   2,094,092
      Prepaid expenses                    172,884     132,897
                                          ___________ ___________

           Total Current Assets           5,451,714   4,284,335


Investments and Other Assets
      Investments in and advances to      1,473,364   1,102,420
affiliates
      Long-term marketable securities     1,168,380   987,665
      Other assets                        417,372     271,352
                                          ___________ ___________

                                          3,059,116   2,361,437

Property, Plant and Equipment
      Land                                148,135     118,898
      Buildings                           1,777,146   1,448,945
      Machinery and equipment             7,901,309   6,841,225
      Construction in progress            613,792     765,720
      Less allowances for depreciation    (5,117,678) (4,466,193)
                                          ___________ ___________

                                          5,322,704   4,708,595
                                          ___________ ___________

                                          $13,833,534 $11,354,367
                                          =========== ==========

8
     PAGE 9
Liabilities and Shareholders' Equity

                                                June 30
                                           1998         1997
                                             (In thousands)

Current Liabilities
      Short-term debt                   $ 1,545,276  $   604,831
      Accounts payable                  1,634,681    1,126,313
      Accrued expenses                  516,287      493,944
      Current maturities of long-term   21,059       23,667
debt
                                        ___________  ___________

            Total Current Liabilities   3,717,303    2,248,755


Long-Term Debt                          2,847,130    2,344,949


Deferred Liabilities
      Income taxes                      632,893      597,514
      Other                             131,296      113,020
                                        ___________  ___________

                                        764,189      710,534

Shareholders' Equity
      Common stock                      4,936,649    4,192,321
      Reinvested earnings               1,568,263    1,857,808
                                        ___________  ___________

                                        6,504,912    6,050,129
                                        ___________  ___________

                                        $13,833,534  $11,354,367
                                        ===========  ===========

See notes to consolidated financial statements.
9
     PAGE 10
CONSOLIDATED STATEMENTS OF CASH FLOWS

                                              Year Ended June 30
                                            1998       1997     1996
                                                (In thousands)
Operating Activities
  Net earnings                           $ 403,609   $        $
                                                     377,309  695,912
  Adjustments to reconcile to net cash
    provided by operations
    Depreciation and amortization        526,813     446,412  393,605
    Deferred income taxes                28,659      (12,235  72,673
                                                     )
    Amortization of long-term debt       33,297      29,094   25,584
discount
    Gain on marketable securities        (36,303)    (59,549  (109,35
transactions                                         )        9)
    Other                                39,292      (40,758  (33,243
                                                     )        )
    Changes in operating assets and
liabilities
      Receivables                        (294,407)   (23,225  (183,56
                                                     )        9)
      Inventories                        (150,509)   23,046   (320,52
                                                              9)
      Prepaid expenses                   (27,275)    (18,760  (1,683)
                                                     )
      Accounts payable and accrued       90,203      (110,65  314,494
expenses                                             3)
                                         _________   _______  _______
                                                     __       __

        Total Operating Activities       613,379     610,681  853,885

Investing Activities
  Purchases of property, plant and       (702,683)   (779,50  (754,26
equipment                                            8)       8)
  Net assets of businesses acquired      (370,561)   (429,94  (28,612
                                                     0)       )
  Investments in and advances to         (366,968)   (416,86  (110,61
affiliates                                           1)       5)
  Purchases of marketable securities     (1,202,66   (966,20  (816,40
                                         2)          3)       1)
  Proceeds from sales of marketable      1,007,373   1,607,6  1,260,7
securities                                           31       10
                                         _________   _______  _______
                                                     __       __

        Total Investing Activities       (1,635,50   (984,88  (449,18
                                         1)          1)       6)

Financing Activities
  Long-term debt borrowings              441,464     348,695  42,066
  Long-term debt payments                (55,972)    (115,85  (22,233
                                                     3)       )
  Net borrowings under line of credit    774,033     421,046  -
agreements
  Purchases of treasury stock            (81,154)    (312,52  (259,98
                                                     5)       0)
  Cash dividends and other               (107,712)   (104,07  (84,443
                                                     7)       )
                                         _________   _______  _______
                                                     __       __

        Total Financing Activities       970,659     237,286  (324,59
                                                              0)
                                         _________   _______  _______
                                                     __       __
        Increase (Decrease) In Cash And
Cash
          Equivalents                    (51,463)    (136,91  80,109
                                                     4)

Cash And Cash Equivalents Beginning Of   397,788     534,702  454,593
Period
                                         _________   _______  _______
                                                     __       __

        Cash And Cash Equivalents End Of $ 346,325   $        $
Period                                               397,788  534,702
                                         =========   =======  =======
                                                     ==       ==
Supplemental Cash Flow Information
 Noncash Investing and Financing
Activities
  Common stock issued in purchase        $ 298,244   $   -    $   -
acquisition

See notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

                                        Common Stock
                                                          Reinvest
                                      Shares    Amount       ed
                                                          Earnings

                                            (In thousands)

Balance July 1, 1995                 532,524   $3,668,97  $2,185,1
                                               7          88
Net earnings                         -         -          695,912
Cash dividends paid-$.15 per share   -         -          (90,860)
5% stock dividend                    25,991    411,542    (411,542
                                                          )
Treasury stock purchases             (15,632)  (259,980)  -
Foreign currency translation         -         -          (96,101)
Change in unrealized net gains on
  marketable securities              -         -          (7,421)
Other                                2,938     49,336     (239)
                                     _______   _________  ________
                                               _          __

        Balance June 30, 1996        545,821   3,869,875  2,274,93
                                                          7

Net earnings                         -         -          377,309
Cash dividends paid-$.18 per share   -         -          (106,990
                                                          )
5% stock dividend                    26,565    594,590    (594,590
                                                          )
Treasury stock purchases             (16,707)  (312,525)  -
Foreign currency translation         -         -          (73,393)
Change in unrealized net gains on
  marketable securities              -         -          (19,199)
Other                                2,195     40,381     (266)
                                     _______   _________  ________
                                               _          __

       Balance June 30, 1997         557,874   4,192,321  1,857,80
                                                          8

Net earnings                         -         -          403,609
Cash dividends paid-$.19 per share   -         -          (111,551
                                                          )
5% stock dividend                    28,534    473,948    (473,948
                                                          )
Treasury stock purchases             (3,767)   (81,154)   -
Common stock issued in purchase      13,953    298,244    -
acquisition
Foreign currency translation         -         -          (108,551
                                                          )
Change in unrealized net gains on
  marketable securities              -         -          1,187
Other                                2,627     53,290     (291)
                                     _______   _________  ________
                                               _          __

       Balance June 30, 1998         599,221   $4,936,64  $1,568,2
                                               9          63
                                     =======   =========  ========
                                               =          ==

See notes to consolidated financial statements.


10
     PAGE 11
Notes to Consolidated Financial Statements

Note 1-Marketable Securities and Cash Equivalents

                                      Unrealiz  Unrealiz     Fair
                                         ed        ed
                             Cost      Gains     Losses     Value
                                        (In thousands)
1998
 United States government
  obligations
    Maturity less than 1   $          $   255   $     43  $
year                       430,724                        430,936
    Maturity 1 year to 5   45,423     266       -         45,689
years

 Other debt securities
    Maturity less than 1   93,024     -         1         93,023
year

    Equity securities      938,849    243,231   61,203    1,120,877
                           _________  ________  _______   _________
                           _                    _         _
                           $1,508,02  $243,752  $ 61,247  $1,690,52
                           0                              5
                           =========  ========  ========  =========
                           =                              =


                                      Unrealiz  Unrealiz     Fair
                                         ed        ed
                             Cost      Gains     Losses     Value
                                        (In thousands)
1997
 United States government
  obligations
    Maturity less than 1   $          $         $         $
year                       455,657    66        19        455,704
    Maturity 1 year to 5   74,332     70        108       74,294
years

   Other debt securities
      Maturity less than 1 157,588    435       -         158,023
year

   Equity securities       728,448    186,551   3,540     911,459
                           _________  ________  _______   _________
                           _          _         _         _
                           $1,416,02  $         $         $1,599,48
                           5          187,122   3,667     0
                           =========  ========  ========  =========
                           =          =                   =


11
     PAGE 12



Note 2-Inventories
                                        1998        1997
                                         (In thousands)
LIFO inventories
   FIFO value                        $   412,086 $   521,277
   LIFO valuation reserve            (45,517)    (44,811)
                                     __________  __________
   LIFO carrying value               366,569     476,466


FIFO inventories, including
   hedging procedure method          2,196,081   1,617,626
                                     __________  __________
                                     $2,562,650  $2,094,092
                                     ==========  ==========


Note 3-Accrued Expenses
                                        1998        1997
                                         (In thousands)

Payroll and employee benefits        $  149,601  $  128,205
Income taxes                         62,138      99,744
Other                                304,548     265,995
                                     __________  __________
                                     $  516,287  $  493,944
                                     ==========  ==========



12
     PAGE 13
Note 4-Investments in and Advances to Affiliates

The Company has 80 unconsolidated affiliates, primarily located in North and South America, Europe, and Asia, accounted for under the equity method. The following table summarizes the balance sheets as of June 30, 1998 and 1997, and the statements of earnings for the three years ended June 30, 1998 of the Company's unconsolidated affiliates:

                             1998         1997         1996
                                     (In thousands)
Current assets            $ 3,510,436  $ 2,796,698  $     -
Non-current assets        4,937,077    3,295,371    -
Current liabilities       1,841,687    1,419,183    -
Non-current liabilities   1,756,864    1,193,114    -
Minority interests        267,666      247,747      -
Net sales                 13,651,086   12,653,544   10,270,952
Gross profit              1,161,673    839,436      317,435
Net income (loss)         216,178      233,543      (14,505)

The increase in summarized balance sheets and statements of earnings of the Company's unconsolidated affiliates in 1998 and 1997 is primarily due to the inclusion of new affiliates and the growth of the Company's existing affiliates. The Company's investment in unconsolidated affiliates exceeds the underlying equity in net assets by $146 million, which amount is being amortized on a straight-line basis over 10 to 40 years.

Three foreign affiliates for which the Company has a carrying value of $375 million have a market value of $271 million based on quoted market prices and exchange rates at June 30, 1998.
13
     PAGE 14
Note 5-Debt and Financing Arrangements

                                         1998          1997
                                           (In thousands)
7.5% Debentures $350 million
face amount, due in 2027             $   347,881   $   347,860

8.875% Debentures $300 million
face amount, due in 2011             298,396       298,331

8.125% Debentures $300 million
face amount, due in 2012             298,148       298,079

8.375% Debentures $300 million
face amount, due in 2017             294,403       294,285

7.125% Debentures $250 million
face amount, due in 2013             249,438       249,416

6.25% Notes $250 million
face amount, due in 2003             249,430       249,353

6.95% Debentures $250 million
face amount, due in 2097             246,066       -

Zero Coupon Debt $400 million
face amount, due in 2002             239,943       209,967

6.75% Debentures $200 million
face amount, due in 2027             195,469       -

7% Debentures $250 million
face amount, due in 2011             134,272       131,486

10.25% Debentures $100 million
face amount, due in 2006             98,936        98,847

Industrial Revenue Bonds at
various rates from 5.30% to 13.25%
and due in varying amounts
to 2011                              69,016        74,571


Other                                146,791       116,421
                                     __________    __________

Total long-term debt                 2,868,189     2,368,616

Less current maturities              (21,059)      (23,667)
                                     __________    __________

                                     $2,847,130    $2,344,949
                                     ==========    ==========

At June 30, 1998, the fair value of the Company's long-term debt exceeded the carrying value by $512 million, as estimated by using quoted market prices or discounted future cash flows based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

Unamortized original issue discounts on the 7% Debentures and Zero Coupon Debt issues are being amortized at 15.35% and 13.80%, respectively. Accelerated amortization of the discounts for tax purposes has the effect of lowering the actual rate of interest to be paid over the remaining lives of the issues to approximately 10.19% and 5.21%, respectively.

The aggregate maturities for long-term debt for the five years after June 30, 1998 are $21 million, $21 million, $33 million,
$434 million, and $266 million, respectively.

At June 30, 1998 the Company had lines of credit totaling $1.9 billion. The weighted average interest rates on short-term
borrowings outstanding at June  30, 1998 and 1997 were 5.16% and
4.81%, respectively.
14
     PAGE 15
Note 6-Shareholders' Equity

The Company has authorized 800 million shares of common stock and 500,000 shares of preferred stock, both without par value. No preferred stock has been issued. At June 30, 1998 and 1997, the Company had approximately 5.9 million and 20.7 million common shares, respectively, in treasury. Treasury stock is recorded at cost, $102 million at June 30, 1998, as a reduction of common stock.

Cumulative foreign currency translation losses of $216 million and unrealized gains on securities of $122 million at June 30, 1998, net of applicable taxes, are included as components of reinvested earnings.

Stock option plans provide for the granting of options to employees to purchase common stock of the Company at market value on the date of grant. Options expire five to ten years after the date of grant. At June 30, 1998, there were 4,186,540 shares available for future grant. Stock option activity during the periods indicated is as follows:

                                                  Weighted
                                                   Average
                                    Number        Exercise
                                                    Price
                                   of Shares      Per Share
                                      (In
                                  thousands)
Shares under option at June 30,  5,008          $12.17
1995
Exercised                        (879)          9.17
Cancelled                        (461)          12.58
                                 ______
Shares under option at June 30,  3,668          12.84
1996
Granted                          1,272          15.86
Exercised                        (293)          12.34
Cancelled                        (110)          13.03
                                 ______
Shares under option at June 30,  4,537          13.71
1997
Granted                          35             21.14
Exercised                        (508)          12.57
Cancelled                        (65)           15.16
                                 ______
Shares under option at June 30,  3,999          $13.90
1998
                                 ======

Shares exercisable at June 30,   2,115          12.93
1998
Shares exercisable at June 30,   1,697          12.53
1997
Shares exercisable at June 30,   1,256          12.40
1996

At June 30, 1998 the range of exercise prices and weighted average remaining contractual life of outstanding options was $11.35-$21.52 and four years, respectively.

The Company accounts for its stock option plans in accordance with Accounting Principles Board (APB) Opinion Number 25 "Accounting for Stock Issued to Employees." Under APB 25 compensation expense is recognized if the exercise price of the employee stock option is less than the market price on the grant date. Statement of Financial Accounting Standards Number 123 "Accounting for Stock-Based Compensation" requires the fair value of options granted and the pro forma impact on earnings and earnings per share be disclosed when material. Had compensation expense for stock options been determined based on the fair value of options granted, the Company's 1998 and 1997 net earnings and earnings per share would have been affected by less than one quarter of one percent.

The weighted average fair value of options granted during 1998 and 1997 are $5.88 and $5.71, respectively. The fair value of each option grant is estimated as of the date of grant using the Black-Scholes single option pricing model for pro forma footnote purposes with the following assumptions used for all years: dividend yield of 1%, risk free interest rate of 6%, and expected volatility of .2%. Expected option life was assumed to be four years in 1998 and six years in 1997.

Note 7-Other Income (Expense)

                              1998         1997         1996
                                      (In thousands)
Investment income          $  123,729   $  121,991  $  150,446
Interest expense           (293,220)    (197,214)   (170,089)
Gain on marketable
   securities transactions 36,544       59,810      109,359
Equity in earnings
   of affiliates           20,364       35,243      31,780
Other                      2,327        (866)       19,442
                           __________   __________  __________

                           $ (110,256)  $   18,964  $  140,938
                           ==========   ==========  ==========

Interest expense is net of interest capitalized of $37 million, $41 million, and $43 million in 1998, 1997, and 1996, respectively.

The Company made interest payments of $295 million, $198 million, and $188 million in 1998, 1997, and 1996, respectively.

The realized gains on sales of available-for-sale marketable securities totaled $37 million, $63 million, and $109 million in 1998, 1997, and 1996, respectively. The realized losses totaled
$3 million in 1997.

Note 8-Income Taxes

For financial reporting purposes, earnings before income taxes includes the following components:

                        1998       1997       1996
                              (In thousands)

United States        $ 458,184  $ 563,086  $
                                           907,376
Foreign              151,828    81,319     147,037
                     _________  _________  _________
                                           _

                     $ 610,012  $ 644,405  $1,054,41
                                           3
                     =========  =========  =========
                                           =

15
     PAGE 16
Significant components of income taxes are as follows:

                        1998       1997       1996
                              (In thousands)
Current
                     $          $ 216,641  $ 207,166
Federal              111,152
   State             20,879     29,440     29,604
                     54,724     27,352     46,646
Foreign
Deferred
                     14,474     (5,357)    69,253
Federal
   State             1,451      (2,910)    6,467
                     3,723      1,930      (635)
Foreign
                     _________  _________  _________

                     $ 206,403  $ 267,096  $ 358,501
                     =========  =========  =========



Significant components of the Company's deferred tax liabilities and assets are as follows:

                                        1998         1997
                                         (In thousands)
Deferred tax liabilities
   Depreciation                     $ 484,336    $ 446,083
   Unrealized gain on marketable
     securities                     60,820       62,957
   Bond discount amortization       52,645       56,312
   Other                            86,161       76,992
                                    _________    _________

                                    683,962      642,344

Deferred tax assets
   Postretirement benefits          31,073       29,318
   Other                            81,431       64,186
                                    _________    _________
                                    112,504      93,504
                                    _________    _________

Net deferred tax liabilities        571,458      548,840

Current net deferred tax assets
included
   in prepaid expenses              61,435       48,674
                                    _________    _________
Non-current net deferred
   tax liabilities                  $ 632,893    $ 597,514
                                    =========    =========
16
     PAGE 17
Reconciliation of the statutory federal income tax rate to the
Company's effective tax rate is as follows:

                                  1998       1997      1996

Statutory rate                  35.0%      35.0%     35.0%
Foreign sales corporation       (4.7)      (3.4)     (2.4)
State income taxes, net of
  federal tax benefit           2.4        2.7       2.2
Litigation settlements and      1.4        7.5       -
fines
Other                           (0.3)      (0.4)     (0.8)
                                ______     ______    ______

Effective rate                  33.8%      41.4%     34.0%
                                ======     ======    ======

The Company made income tax payments of $225 million, $312 million, and $268 million in 1998, 1997, and 1996, respectively.

Undistributed earnings of the Company's foreign subsidiaries amounting to approximately $529 million at June 30, 1998, are considered to be permanently reinvested and, accordingly, no provision for U.S. income taxes has been provided thereon. It is not practicable to determine the deferred tax liability for temporary differences related to these undistributed earnings.

Note 9-Leases

The Company leases manufacturing and warehouse facilities, real estate, transportation, and other equipment under operating leases which expire at various dates through the year 2026. Rent expense for 1998, 1997, and 1996 was $82 million, $69 million, and $73 million, respectively. Future minimum rental payments for non-cancellable operating leases with initial or remaining terms in excess of one year are as follows:

Fiscal years                               (In thousands)
1999                                   $   37,557
2000                                   23,879
2001                                   16,069
2002                                   13,332
2003                                   14,929
Thereafter                             96,928
                                       _________
Total minimum lease payments           $ 202,694
                                       =========

17
     PAGE 18
Note 10-Employee Benefit Plans

The Company has noncontributory and trusteed pension plans covering substantially all employees. It is the Company's policy to fund pension costs as required by federal laws and regulations. At June 30, 1998, the plans had assets at fair value of $614 million and projected benefit obligations of $638 million based on a discount rate of 7%. Pension expense is not material.

The Company has postretirement health care and life insurance plans covering substantially all employees. The fully accrued accumulated postretirement benefit obligations (APBO) for the unfunded plans at June 30, 1998 were $61 million, based on a discount rate of 7% and an assumed health care cost trend rate of 9% for 1999 gradually decreasing to 5.5% by 2004. Expense of these plans is not material. A 1% increase in the health care cost trend rate assumption would not have had a material impact on the APBO or expense for the year.

In addition, the Company has savings and investment plans available to eligible employees with one year of service. Employees may contribute up to 10% of their salaries, not to exceed $10,000. The Company matches these contributions, at various levels.

Note 11-Geographic Information

                               1998       1997       1996
                                      (In millions)
Net sales and other
operating income:
   United States             $10,784    $ 9,773    $ 9,661
   Europe                    3,869      3,039      2,753
   Other foreign             1,456      1,041      826
                             _______    _______    _______
                             $16,109    $13,853    $13,240
                             =======    =======    =======
Sales or transfers between
geographic areas:
   United States             $   339    $   354    $   282
   Europe                    47         51         108
   Other foreign             228        146        133
                             _______    _______    _______
                             $   614    $   551    $   523
                             =======    =======    =======
Earnings from operations:
   United States             $   552    $   550    $   805
   Europe                    111        46         69
   Other foreign             57         29         39
                             _______    _______    _______
                             $   720    $   625    $   913
                             =======    =======    =======
Identifiable assets:
   United States             $ 7,885    $ 6,663    $ 6,025
   Europe                    1,537      1,288      929
   Other foreign             1,050      585        418
                             _______    _______    _______
                             $10,472    $ 8,536    $ 7,372
                             =======    =======    =======

Earnings from operations represent earnings before other income
(expense) and income taxes.

Sales or transfers between geographic areas are made at established transfer prices.

Identifiable assets exclude cash and cash equivalents, marketable securities and investments in and advances to affiliates. At June 30, 1998, approximately $1.4 billion of the Company's cash and cash equivalents, marketable securities and investments in affiliates were foreign assets, of which $681 million were in Europe.

Note 12-Antitrust Investigation and Related Litigation

Federal grand juries in the Northern Districts of Illinois, California and Georgia, under the direction of the United States Department of Justice ("DOJ"), have been investigating possible violations by the Company and others with respect to the sale of lysine, citric acid and high fructose corn syrup, respectively. In connection with an agreement with the DOJ in fiscal 1997, the Company paid the United States a fine of $100 million. This agreement constitutes a global resolution of all matters between the DOJ and the Company and brings to a close all DOJ investigations of the Company. The federal grand jury in the Northern District of Illinois (lysine) has been closed.

Following public announcement in June 1995 of these investigations, the Company and certain of its then current directors and executive officers were named as defendants in a number of putative class action suits for alleged violations of federal securities laws on behalf of all purchasers of securities of the Company during the period between certain dates in 1992 and 1995. The Company, along with other domestic and foreign companies, was named as a defendant in a number of putative class action antitrust suits and other proceedings involving the sale of lysine, citric acid and high fructose corn syrup. The plaintiffs generally request unspecified compensatory damages, costs, expenses and unspecified relief. The Company and the individuals named as defendants intend to vigorously defend these actions and proceedings unless they can be settled on terms deemed acceptable by the parties. These matters have resulted and could result in the Company being subject to monetary damages, other sanctions and expenses.

The Company has made provisions of $48 million in fiscal 1998, $200 million in fiscal 1997, and $31 million in fiscal 1996 to cover the fine, litigation settlements related to the federal lysine class action, federal securities class action, the federal citric class action and certain state actions filed by indirect purchasers of lysine, certain actions filed by parties that opted out of the class action settlements, certain other proceedings, and the related costs and expenses associated with the litigation described in the preceding paragraph. Because of the early stage of other putative class actions and proceedings, including those related to high fructose corn syrup, the ultimate outcome and materiality of these matters cannot presently be determined. Accordingly, no provision for any liability that may result therefrom has been made in the consolidated financial statements.
18

     PAGE 19
REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders
Archer Daniels Midland Company
Decatur, Illinois

     We have audited the accompanying consolidated balance sheets of Archer Daniels Midland Company and subsidiaries as of June 30, 1998 and 1997, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the three years in the period ended June 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Archer Daniels Midland Company and its subsidiaries at June 30, 1998 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 1998, in conformity with generally accepted accounting principles.


                              Ernst & Young LLP

Minneapolis, Minnesota
July 31, 1998



19
     PAGE 20
Quarterly Financial Data (Unaudited)

                              Quarter
                     First     Second     Third     Fourth      Total
                   (In thousands, except per share amounts)
Fiscal 1998
  Net sales        $3,651,30  $4,130,29 $4,280,27  $4,046,75  $16,108,6
                   2          8         9          1          30
  Gross profit     325,168    362,359   384,471    308,962    1,380,960
  Net earnings     131,350    139,208   70,303     62,748     403,609
    Per common     0.22       0.24      0.12       0.10       0.68
share

Fiscal 1997
  Net sales        $3,330,47  $3,514,93 $3,414,81  $3,593,03  $13,853,2
                   5          8         8          1          62
  Gross profit     370,000    386,463   216,407    327,674    1,300,544
  Net earnings     3,553      189,941   61,167     122,648    377,309
    Per common     0.01       0.31      0.10       0.21       0.63
share

Net earnings for the three months ended March 31, 1998 and the year ended June 30, 1998 include an after-tax charge of $40 million or $.07 per share for fines and litigation settlements.

Net earnings for the three months ended September 30, 1996 and the year ended June 30, 1997 include an after-tax charge of $177 million or $.30 per share for fines and litigation settlements.

Common Stock Market Prices and Dividends

The Company's common stock is listed and traded on the New York
Stock Exchange, Chicago Stock Exchange, Tokyo Stock Exchange,
Frankfurt Stock Exchange, and the Swiss Exchange. The following table sets forth, for the periods indicated, the high and low market prices of the common stock and common stock cash dividends.

                                                       Cash
                                 Market Price       Dividends
                               High         Low     Per Share
Fiscal 1998-Quarter Ended
          June 30           21 11/16    17 5/8      0.048
          March 31          22 1/2      19 3/4      0.048
          December 31       23 1/4      17 1/8      0.048
          September 30      23 7/16     19 5/16     0.046

Fiscal 1997-Quarter Ended
          June 30           21 13/16    15 1/2      0.046
          March 31          20 13/16    15 11/16    0.046
          December 31       20 15/16    17 1/4      0.046
          September 30      17 1/2      14 3/16     0.043


The number of shareholders of the Company's common stock at June
30, 1998 was 32,539. The Company expects to continue its policy of paying regular cash dividends, although there is no assurance as to future dividends because they are dependent on future earnings, capital requirements and financial condition.

20
     PAGE 21
Ten Year Summary

Operating, Financial and Other Data (Dollars in thousands, except per share data)

                                                   1998       1997      1996
Operating
   Net sales and other operating income         $16,108,6  $13,853,2  $13,239,8
                                                30         62         39
   Depreciation and amortization                526,813    446,412    393,605
   Net earnings                                 403,609    377,309    695,912
      Per common share                          .68        .63        1.15
   Cash dividends                               111,551    106,990    90,860
      Per common share                          .19        .18        .15


Financial
   Working capital                              $          $          $
                                                1,734,411  2,035,580  2,751,132
      Per common share                          2.89       3.48       4.57
      Current ratio                             1.5        1.9        2.7
   Inventories                                  2,562,650  2,094,092  1,790,636
   Net property, plant and equipment            5,322,704  4,708,595  4,114,301
   Gross additions to property, plant and       1,228,553  1,127,360  801,426
equipment
   Total assets                                 13,833,53  11,354,36  10,449,86
                                                4          7          9
   Long-term debt                               2,847,130  2,344,949  2,002,979
   Shareholders' equity                         6,504,912  6,050,129  6,144,812
      Per common share                          10.86      10.33      10.21


Other
   Weighted average shares outstanding (000's)  592,634    596,352    606,424
   Number of shareholders                       32,539     33,834     35,431
   Number of employees                          23,132     17,160     14,811
21
     PAGE 22



  1995        1994       1993       1992        1991       1990        1989

$12,555,4  $11,158,4  $9,578,37   $9,026,17  $8,271,58  $7,551,97   $7,729,62
03         79         0           7          8          2           0
384,872    354,463    328,549     293,729    261,367    248,113     220,538
795,915    484,069    567,527     503,757    466,678    483,522     424,673
1.27       .77        .86         .77        .71        .73         .65
46,825     32,586     32,266      30,789     29,527     25,976      17,271
 .07        .05        .05         .05        .04        .04         .03



$2,540,26  $          $2,961,50   $2,276,56  $1,674,73  $1,627,45   $1,487,15
0          2,783,817  3           4          5          9           1
4.12       4.44       4.52        3.47       2.55       2.46        2.27
3.2        3.5        4.1         3.4        3.0        3.4          3.4
1,473,896  1,422,147  1,131,787   1,025,030  917,495    771,233     694,998
3,762,281  3,538,575  3,214,834   3,060,096  2,695,625  2,131,807   1,832,258
657,915    682,485    572,022     614,844    911,586    550,851     405,888
9,756,887  8,746,853  8,404,111   7,524,530  6,260,607  5,450,010   4,728,308
2,070,095  2,021,417  2,039,143   1,562,491  980,273    750,901     690,052
5,854,165  5,045,421  4,883,251   4,492,353  3,922,295  3,573,228   3,033,503
9.50       8.05       7.45        6.85       5.98       5.41        4.64


625,946    632,422    656,217     657,973    660,251    657,940     651,808
34,385     33,940     33,654      32,277     28,981     26,076      20,382
14,833     16,013     14,168      13,524     13,049     11,861      10,214

Share and per share data have been adjusted for three-for-two stock splits in December 1989 and December 1994, and annual 5% stock dividends through September 1998.

Net earnings for 1998, 1997, and 1996 include charges of $40 million ($.07 per share), $177 million ($.30 per share) and $19 million ($.03 per share), respectively, for fines and litigation settlements.

Net earnings for 1993 includes a credit of $68 million or $.10 per share and a charge of $35 million or $.05 per share for the cumulative effects of changes in accounting for income taxes and postretirement benefits, respectively.
22
     PAGE 23
Directors


+Dwayne O. Andreas
     Chairman of the Board
*Gaylord O. Coan
     Vice Chairman of the Board
     President, Chief Executive Officer
     Gold Kist Inc.
*G. Allen Andreas
     President and Chief Executive Officer
     Shreve M. Archer, Jr.
     Private Investments
     John R. Block
     Food Distributors International
     Richard R. Burt
     IEP Advisors, Inc.
*Mollie Hale Carter
     Star A Inc.
     F. Ross Johnson
     Chairman and Chief Executive
     Officer, RJM Group, Inc.
     M. Brian Mulroney
     Senior Partner
     Ogilvy Renault
     (a law firm)



*Robert S. Strauss
     Partner
     Akin, Gump, Strauss, Hauer & Feld
     (a law firm)
     John K. Vanier
     Chief Executive Officer, Western Star
     Ag. Resources, Inc.
     O. Glenn Webb
     Chairman of the Board
     and President, GROWMARK, Inc.
     Andrew Young
     GoodWorks International




     Audit Committee
     Gaylord O. Coan
     Chairman
     John R. Block
     Richard R. Burt
     Mollie Hale Carter
     Andrew Young

23

     PAGE 24

Public Policy Committee
M. Brian Mulroney
Chairman
Shreve M. Archer, Jr.
John R. Block
Richard R. Burt
O. Glenn Webb
Andrew Young



Nominating Committee
Mollie Hale Carter
Chairman
Richard R. Burt
Gaylord O. Coan
Andrew Young
+Ex officio member of all committees
*Executive Committee

Corporate Officers
G. Allen Andreas
President and
Chief Executive Officer
Charles T. Bayless
Executive Vice President
Martin L. Andreas
Senior Vice President and
Assistant to the Chairman
Douglas J. Schmalz
Vice President
and Chief Financial Officer
Charles P. Archer
Treasurer
Steven R. Mills
Controller
Burnell D Kraft
Senior Vice President
*Richard P. Reising
Senior Vice President
Lewis W. Batchelder
Group Vice President
Howard E. Buoy
Group Vice President
Larry H. Cunningham
Group Vice President

Craig L. Hamlin
Group Vice President
James C. Ielase
Group Vice President
John D. McNamara
Group Vice President
Paul B. Mulhollem
Group Vice President
Raymond V. Preiksaitis
Group Vice President
David J. Smith
Vice President, Secretary
and General Counsel
Scott A. Roberts
Assistant Secretary and
Assistant General Counsel
+Claudia M. Madding
Executive Assistant to the Chairman
and Assistant Secretary
Stephen W. Minder
Corporate Compliance Officer
William H. Camp
Vice President


Mark J. Cheviron
Vice President
Edward A. Harjehausen
Vice President
Paul L. Krug, Jr.
Vice President
John E. Long
Vice President
Jack McDonald
Vice President
Brian F. Peterson
Vice President
John G. Reed, Jr.
Vice President
John D. Rice
Vice President
Kenneth A. Robinson
Vice President
Stephen Yu
Vice President
*Secretary to the Board of Directors
+Secretary to the Executive Committee

24
     PAGE 25
Officers of Subsidiaries and Divisions

ADM Agri Industries
John McNamara, President
Gregory W. Webb, Vice President

ADM Animal Health
and Nutrition Division
Steven E. Dale, Vice President/
     General Manager
James Krug, Vice President

ADM Asia Pacific
Stephen Yu, Managing Director
Matthew J. Morgenroth, Operations
     Manager

ADM Australia (Pty) Ltd.
Ern T. Newton, President

ADM BioProducts Division
Brian F. Peterson, President
John Hanson, Vice President
Daniel E. Larson, Vice President
Ern T. Newton, Vice President

ADM Cocoa Division
Hans Leijdekker, President
Alan C. Girard, Vice President

ADM/COUNTRYMARK
John Ade, General Manager

ADM Corn Processing Division
Larry H. Cunningham, President
Norbert W. Cremers, Vice President
Edward A. Harjehausen,
     Vice President
J. Robert Heard, Vice President
Craig Fischer, Vice President

ADM Europoort B.V.
Wim Groenenboom, Managing
     Director

ADM Export Company
Elnathan Anderson, Vice President

ADM Exportadora e Importadora
S. A.
Paulo Roberto Moreira Garcez,
     President
Ingomar Julio Heinz Kalder,
     Vice President
25

     PAGE 26




ADM Far East Ltd.
Shuji Tani, President

ADM Food Additives Division
Barrie R. Cox, President
Roger Dawson, Vice President
Tom Fox, Vice President
Norma Maddio, Vice President

ADM Food Oils Division
John D. Rice, President
Edward J. Campbell,
     Vice President
Gordon D. Gregory, Vice President
Lewis G. Jacobs, Vice President
Patrick S. Laegeler, Vice President
Doug C. Millar, Vice President

ADM/GROWMARK
O. Glenn Webb, Chairman
Burnell D Kraft, President
Lewis W. Batchelder, Senior
     Vice President
Marvin R. Rau, Senior Vice President
Warren Duffy, Vice President
Kim Ekena, Vice President
Mark Kolkhorst, Vice President
John L. McClenathan, Vice President
Gregory C. Muench, Vice President
David Ragan, Vice President
James F. Voigt, Vice President

ADM Ingredients Ltd.
Barrie R. Cox, President
Robert Hobson, Senior Vice President
Tony Miles-Prouten, Vice President
Roger Dawson, Vice President

ADM International Ltd.
Paul B. Mulhollem, Managing
     Director
Dirk Bok, Senior Vice President
Robert Hobson, Senior Vice President
     and CFO
Sig Peterson, Vice President
Hidde Van der Wal, Vice President

ADM Investor Services, Inc.
Paul L. Krug, Jr., President
Richard W. Dodson, Senior Vice
     President
John D. Coffin, Vice President
Keith A. Jones, Vice President
Jeffery B. Lelliott, Vice President
26
     PAGE 27





ADM Milling Co.
Craig L. Hamlin, President
James C. Brainard, Vice President
Anthony A. Degnan, Vice President
Michael M. Marsh, Vice President
Roy L. Robinson, Vice President
Daniel L. Wells, Vice President
J. Robert Woolery, Vice President
     Arkady Products
Gerard A. Degnan, President
Bruce E. Criss, Vice President
Fred C. Livermore, Vice President

ADM North American Oilseed
Processing Division
John D. McNamara, President
Dennis Garceau, Vice President
Craig Huss, Vice President
Gary Berry, Vice President

ADM Protein Specialties Division
Larry H. Cunningham, President
Peter Fitch, Managing Director,
     Haldane Foods
Daun R. Henze, Vice President
John C. Painter, Vice President
Patricia S. Schroder, Vice President
John I. Wainright, Vice President

ADM Research Division
John E. Long, President
Thomas P. Binder, Vice President

ADM Trucking
W. H. Camp, President
William Patterson, Vice President

Agrinational Insurance Company
Richard P. Reising, President

Agri-Sales Inc.
Wendell Schwarz, President

American River Transportation Co.
Craig A. Fischer, President
Royce Wilken, Vice President
Gene Senesac, Vice President

Archer Daniels Midland
Shipping Co.
Gail F. Patterson, President
Dirk Bok, Vice President
Shuji Tani, Vice President

27
     PAGE 28




Benson-Quinn Company
Lawrence Neumann, President
Paul D. Savre, Executive Vice
     President and CFO
Lewis W. Batchelder, Vice President
Ronald A. Dinga, Vice President
Kevin A. Keiser, Vice President
Randal L. Narloch, Vice President

Collingwood Grain, Inc.
G. Lowell Downey, President
John Bair, Vice President
Peter Goetzmann, Vice President
Roy Space, Vice President
Randy Whisenhunt, Vice President

Demeter, Inc.
Burnell D Kraft, President
Kenneth E. Klemme, Vice President
Brian Schwalbe, Vice President

Gooch Foods, Inc.
Timothy O. Malm, President
Brent T. Braun, Vice President
Peter J. Kolb, Vice President
Robert M. Ryan, Vice President

Hickory Point Bank and Trust
Dale P. Arnold, President
Michael Gibson, Senior Vice
     President
June A. McCormick, Vice President
Kirk A. Myers, Vice President
Eugene Pride, Vice President
Deborah Warren, Vice President

MoorMan's Inc.
Mike Foster, President
Fred Gutzmann, Vice President
Dave Holzgraefe, Vice President

Rail Transportation Division
William H. Camp, President
Randall Neumeyer, Vice President

Southern Cellulose Products, Inc.
Jack McDonald, President

Southern Cotton Oil Company
Jack McDonald, President

Tabor Grain Co.
Burnell D Kraft, President
Marvin R. Rau, Vice President
Brian Schwalbe, Vice President
Kenneth Klemme, Vice President



Stock Exchanges     Archer Daniels Midland Company Common Stock
is listed and traded on the
New York Stock Exchange, Chicago Stock Exchange, Tokyo Stock
Exchange, Frankfurt Stock Exchange and the Swiss Exchange.

Transfer Agent and Registrar  Harris Trust and Savings Bank,
Corporate Trust Department, 311 West Monroe,
     P.O. Box A-3504, Chicago, Illinois 60690
     800/824-6309, 312/461-6001

Notice of Annual Meeting The Annual Meeting of Shareholders of the Company will be held at the James R. Randall Research Center (formerly ADM Lakeview Office), 1001 Brush College Road in Decatur, Illinois at 10:00 a.m. on October 22, 1998. Proxies will be requested by Management on or about September 16, 1998, at which time a Proxy Statement and Form of Proxy will be sent to Shareholders.

Independent Auditors     Ernst & Young LLP, Minneapolis,
Minnesota

Mailing Address     Archer Daniels Midland Company
     P. O. Box 1470
     Decatur, Illinois 62525

Internet  http://www.admworld.com

     Copies of the Company's Annual Report to the Securities and Exchange Commission on Form 10-K will be available to Shareholders without charge, during a reasonable period of time, upon written request to the Corporate Relations Department.

     Archer Daniels Midland Company is an equal opportunity
employer.
28