Form 10-K, Exhibit 13
period 1999-06-30
ARCHER DANIELS MIDLAND CO
filed 1999-09-22
CIK 7084

PAGE 1
MANAGEMENT'S DISCUSSION OF
OPERATIONS AND FINANCIAL CONDITION - JUNE 30, 1999

  Operations

    The Company is in one business segment - procuring, transporting, storing, processing and merchandising agricultural commodities and products. A summary of net sales and other operating income by classes of products and services is as follows:

                           1999    1998    1997
                              (in millions)
Oilseed products           $8,494 $10,15  $8,860
                                       2
Corn products               1,855  2,154   2,171
Wheat and other milled      1,378  1,491   1,631
products
Other products
                            2,556  2,312   1,191
                           $14,28 $16,10  $13,85
                                3      9       3

1999 compared to 1998

Net sales and other operating income decreased 11 percent to $14.3 billion for 1999 due principally to decreases in average selling prices of 11 percent and in volumes of products sold of 7 percent. These decreases were partially offset by sales of $852 million attributable to recently acquired operations. Sales of oilseed products decreased 16 percent to $8.5 billion due primarily to lower average selling prices reflecting the lower cost of raw materials. Sales volumes of oilseed products decreased by 8 percent due to weak demand from Asia and Eastern Europe for both protein meals and vegetable oils as well as new domestic industry production capacity more than offsetting good domestic demand for oilseed products. These decreases were partially offset by sales attributable to recently acquired operations. Sales of corn products decreased 14 percent for the year to $1.9 billion as lower average selling prices for the Company's alcohol and amino acid products more than offset the increase in average selling price of the Company's sweetener products. Low gasoline prices have negatively affected average sales prices of fuel alcohol. Excess production capacity in the amino acid industry as well as low protein meal and corn prices have depressed selling prices of the Company's amino acid products to historically low levels. Sales volumes of both the alcohol and sweetener products decreased as excess production capacity in these industries resulted in difficult market conditions. Sales of wheat and other milled products decreased 8 percent to $1.4 billion due principally to lower average selling prices reflecting the lower cost of raw materials. Sales volumes increased slightly for the year due to sales attributable to recently acquired operations. The increase in sales of other products and services was due principally to the sales volumes attributable to the Company's recently acquired feed and cocoa businesses as well as increased grain merchandising and transportation revenues. These increases were partially offset by lower average
1
PAGE 2
selling prices for cocoa products.

Cost of products sold and other operating costs decreased $1.7 billion to $13.1 billion due primarily to lower average raw material costs arising from an abundant worldwide supply of agricultural commodities and decreased sales volumes. These decreases were partially offset by costs related to recently acquired operations.

Gross profit decreased $149 million to $1.2 billion in 1999 due primarily to selling price declines exceeding declines in lower average raw material costs and to lower volumes of products sold. These decreases were partially offset by gross profit attributable to recently acquired operations and to increased grain merchandising and transportation margins.

Selling, general and administrative expenses increased $40 million to $701 million due principally to $78 million of expenses attributable to recently acquired operations. This increase was partially offset by a decline in on-going expenses, primarily legal and litigation related costs.

Other expense of $111 million for 1999 was relatively unchanged from 1998. Increased interest expense due principally to higher average borrowing levels and decreased equity in earnings of unconsolidated affiliates due primarily to lower valuations of the Company's private equity fund investments were offset by increased gains on marketable securities transactions.

The decrease in income taxes for 1999 resulted primarily from lower pretax earnings. The Company's effective income tax rate for 1999 was 33% compared to an effective rate of 34% for 1998.

In 1999, the Company incurred an extraordinary charge, net of tax, of $15 million resulting from the repurchase of a portion of its 7% debentures due May 2011.

1998 compared to 1997

  Net sales and other operating income increased $2.3 billion to $16.1 billion for 1998 due primarily to sales attributable to recently acquired operations and to a 13 percent increase in volumes of products sold. These increases were partially offset by an 8 percent decrease in average selling prices. Sales of oilseed products increased 15 percent to $10.2 billion due principally to higher sales volumes reflecting strong worldwide protein meal demand and good oil demand in North America and Europe. Asian economic volatility has negatively impacted oil demand from this region. Oilseed product sales also increased approximately 6 percent from sales attributable to recently acquired operations. These increases were partially offset by lower average selling prices reflecting the lower cost of raw materials. Sales of corn products for the year decreased 1 percent to $2.2 billion as lower average selling prices for the Company's sweetener, alcohol and amino acid products more than offset the increased sales volumes of these same products. Sweetener sales volume was positively impacted by good demand from both the U.S. and Mexican soft drink industry. The lower average selling prices of the sweetener products result principally from the production overcapacity in the industry. The lower average selling prices for amino acid products reflect the effect of low protein prices on synthetic amino acids. Additionally, poor feed business conditions in Southeast Asia have caused a supply/demand imbalance and a resulting production 2
PAGE 3
overcapacity in the synthetic amino acid industry. Historically low gasoline prices have negatively impacted average sales prices for the Company's fuel alcohol, which have had good demand and corresponding volume growth. Sales of wheat and other milled products decreased 9 percent to $1.5 billion due principally to lower average selling prices reflecting the lower cost of raw materials. These decreases were partially offset by sales attributable to recently acquired operations. The increase in other products and services was due primarily to the sales related to the Company's recently acquired cocoa and feed businesses.

  Cost of products sold and other operating costs increased $2.2 billion to $14.7 billion due principally to costs related to recently acquired operations and to increased costs related to increased sales volumes. These increases were partially offset by lower average raw material costs.

  The $80 million increase in gross profit to $1.4 billion in 1998 is due primarily to gross profits of recently acquired operations and to increased sales volumes. These increases were partially offset by the net effect of decreased sales prices versus lower raw material costs.

  Selling, general and administrative expenses decreased $14 million to $661 million due principally to decreased legal and litigation related costs of $133 million (see note 11 to the financial statements). Partially offsetting this decrease was $108 million of selling, general and administrative expenses attributable to recently acquired operations.

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

Liquidity and Capital Resources

  At June 30, 1999, the Company continued to show substantial liquidity with working capital of $1.9 billion. Capital resources remained strong as reflected in the Company's net worth of $6.2 billion. The principal sources of capital during the year were funds generated from operations, net funds generated from the sale of marketable securities and funds generated from the issuance of $300 million of 6.625% debentures due in 2029. The principal uses of capital during the year were investments in property, plant and equipment expansions, reduction of short-term debt and purchases of the Company's common stock. The Company's ratio of long-term debt to total capital at year-end was approximately 31%. Annual maturities of long-term debt for the five years after June 30, 1999 are $27 million, $31 million, $439 million, $274 million and $23 million, respectively.

  Commercial paper and commercial bank lines of credit are available to meet seasonal cash requirements. At June 30, 1999, the Company had $2.4 billion of short-term bank credit lines. Both Standard & Poor's and Moody's continue to
3
PAGE 4
assign their highest ratings to the Company's commercial paper and to rate the Company's long-term debt as AA- and Aa3, respectively. In addition to the cash flow generated from operations, the Company has access to equity and debt capital through numerous alternatives from public and private sources in the domestic and international markets.

  As described in Note 11 to the consolidated financial statements, various grand juries under the direction of the United States Department of Justice ("DOJ") have been investigating possible violations by the Company and others with respect to the sale of lysine, citric acid and high fructose corn syrup. In connection with an agreement with the DOJ in fiscal 1997, the Company paid the United States fines of $100 million. This agreement constitutes a global resolution of all matters between the DOJ and the Company and brings to a close all DOJ investigations of the Company. In addition, related civil class actions and other proceedings have been filed against the Company, which could result in the Company being subject to monetary damages, other sanctions and expenses. As also described in Note 11 to the consolidated financial statements, the Company has settled certain civil federal class action suits involving lysine, citric acid, and securities, and certain state actions filed by indirect purchasers of lysine. The Company has made provisions of $21 million in fiscal 1999, $48 million in fiscal 1998 and $200 million in fiscal 1997 to cover the fines, litigation settlements related to the federal lysine class action, federal securities class action, the federal citric class action, and certain state actions filed by indirect purchasers of lysine, certain actions filed by parties that opted out of the class action settlements, certain other proceedings and the related costs and expenses associated with the litigation described above. Because of the early stage of other putative class actions and proceedings, including those related to high fructose corn syrup, the ultimate outcome and materiality of these matters cannot presently be determined. Accordingly, no provision for any liability that may result therefrom has been made in the consolidated financial statements.

Market Risk Sensitive Instruments and Positions

  The market risk inherent in the Company's market risk sensitive instruments and positions is the potential loss arising from adverse changes in commodity prices, marketable equity security prices, foreign currency exchange rates, and interest rates as discussed below.

  Commodities

   The availability and price of agricultural commodities are subject to wide fluctuations due to unpredictable factors such as weather, plantings, government (domestic and foreign) farm programs and policies, shifts in global demand created by population growth and changes in standards of living, and global production of similar and competitive crops. To reduce price risk caused by market fluctuations, the Company generally follows a policy of hedging its inventories and related purchase and sale contracts. In addition, the Company from time to time will hedge portions of its production requirements. The instruments used are principally readily marketable exchange traded futures contracts which are designated as hedges. The changes in market value of such contracts have a high correlation to the price changes of the hedged commodity.
4
PAGE 5
To obtain a proper matching of revenue and expense, gains or losses arising from open and closed hedging transactions are included in inventories as a cost of the commodities and reflected in the statement of earnings when the product is sold.

   A sensitivity analysis has been prepared to estimate the Company's exposure to market risk of its commodity position. The Company's daily net commodity position consists of inventories, related purchase and sale contracts, and exchange traded contracts, including those to hedge portions of production requirements. The fair value of such position is a summation of the fair values calculated for each commodity by valuing each net position at quoted futures prices. Market risk is estimated as the potential loss in fair value resulting from a hypothetical 10% adverse change in such prices. The results of this analysis, which may differ from actual results, are as follows.

                                 1999                 1998
                           Fair     Market       Fair     Market
                           Value    Risk        Value      Risk
                                       (in millions)
Highest long position     $319      $32         $423      $42
Highest short position     149       15          411       41
Average  position   long    29        3          (8)        1
(short)

   The  increase in fair value of the average position  for  1999 compared to 1998 was a result of an increase in the daily net commodity position partially offset by a decrease in quoted futures prices for the current year.

  Marketable Equity Securities

  Marketable equity securities, which are recorded at fair value, have exposure to price risk. The fair value of marketable equity securities is based on quoted market prices. Risk is estimated as the potential loss in fair value resulting from a hypothetical 10% adverse change in quoted market prices. Actual results may differ.

                          1999        1998
                            (in millions)
Fair value                $743     $1,121
Market risk                 74        112

   The  decrease in fair value for 1999 compared to 1998 resulted primarily from disposal of securities.
5
PAGE 6
  Currencies

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

   The amount the Company considers permanently invested in foreign subsidiaries and affiliates and translated into dollars using the year end exchange rate is $1.8 billion at June 30, 1999 and June 30, 1998. The potential loss in fair value resulting from a hypothetical 10% adverse change in quoted foreign currency exchange rates amounts to $183 million and $175 million for 1999 and 1998, respectively. Actual results may differ.

  Interest

   The fair value of the Company's long-term debt is estimated below using quoted market prices, where available, and discounted future cash flows based on the Company's current incremental borrowing rates for similar types of borrowing arrangements. Such fair value exceeded the long-term debt carrying value. Market risk is estimated as the potential increase in fair value resulting from a hypothetical one-half percent decrease in interest rates.

                                     1999      1998
                                      (in millions)
Fair value of long-term debt       $3,430    $3,359
Excess   of   fair   value   over     238       512
carrying value
Market risk                           171       165

   The increase in fair value for the current year resulted from the issuance of long-term debt, which was partially offset by the effect of an increase in quoted interest rates.

Year 2000 Disclosure

  Readiness

   The Company's centralized corporate business and technical information systems have been fully assessed as to year 2000 compliance and functionality. Presently, these systems are nearly complete with respect to required software changes, tests, and migration to the production environment. The Company's internal business and technical information system year 2000 compliance issues are substantially remediated. Any remaining remediation is expected to occur during the third quarter of 1999.
6
PAGE 7
  The Company has satisfactorily completed the identification and review of computer hardware and software suppliers and has completed the process of verifying year 2000 preparedness of general business partners, suppliers, vendors and/or service providers that the Company has identified as critical. At present, these critical third parties indicate that they expect to be substantially year 2000 ready.

  Cost

   The  total historical and anticipated remaining costs for year
2000 remediation activity are not material.

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

7
PAGE 8
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is in one business segment - procuring, transporting, storing, processing, and merchandising agricultural commodities and products. The availability and price of agricultural commodities are subject to wide fluctuations due to unpredictable factors such as weather, plantings, government (domestic and foreign) farm programs and policies, shifts in global demand created by population growth and changes in standards of living, and global production of similar and competitive crops.

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

To reduce price risk caused by market fluctuations, the Company generally follows a policy of hedging its inventories and related purchase and sale contracts. In addition, the Company from time to time will hedge portions of its production requirements. The instruments used are readily marketable exchange traded futures contracts which are designated as hedges. The changes in market value of such contracts have a high correlation to the price changes of the hedged commodity. Also, the underlying commodity can be delivered
8
PAGE 9
against such contracts. To obtain a proper matching of revenue and expense, gains or losses arising from open and closed hedging transactions are included in inventories as a cost of the commodities and reflected in the statement of earnings when the product is sold.

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

Net Sales

The Company follows a policy of recognizing sales at the time of product shipment. Net margins from grain merchandised, rather than the total sales value thereof, are included in net sales in the consolidated statements of earnings. Sales of the Company, including the sales value of grain merchandised, were $18.5 billion in 1999, $19.8 billion in 1998, and $18.1 billion in 1997, and such sales include export sales of $ 5.2 billion in 1999, $5.5 billion in 1998 and $5.4 billion in 1997.

Per Share Data

Share and per share information have been adjusted to give effect to all stock dividends, including the 5% stock dividend declared in July 1999 and payable in September 1999. Basic earnings per common share is determined by dividing net earnings by the weighted average number of common shares outstanding.

New Accounting Standards

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards Number 133 (SFAS 133) "Accounting for Derivative Instruments and Hedging Activities." This statement, which is required to be adopted for annual periods beginning after June 15, 2000, establishes standards for recognition and measurement of derivatives and hedging activities. The Company has not yet determined the financial statement impact of SFAS 133.
9
PAGE 10

CONSOLIDATED STATEMENTS OF EARNINGS
                                        Year Ended June 30
                                    1999       1998       1997
                                 (In thousands, except per share
                                             amounts)

Net sales and other operating    $14,283,3   $16,108,6  $13,853,2
income                           35          30         62

Cost of products sold and other
  Operating costs                13,051,30   14,727,67  12,552,71
                                 6           0          8
                                 _________   _________  _________
                                 _           _          _

     Gross Profit                1,232,029   1,380,960  1,300,544

Selling, general and
administrative                   701,075     660,692    675,103
  Expenses
                                 _________   _________  _________
                                 _           _              _

     Earnings From Operations    530,954     720,268    625,441

Other income (expense)           (111,121)   (110,256)  18,964
                                 _________   _________  _________
                                 _           _              _

     Earnings Before Income
Taxes and                        419,833     610,012    644,405
        Extraordinary Loss

Income taxes                     138,545     206,403    267,096
                                 _________   _________  _________
                                 _           _              _

     Earnings Before
Extraordinary                    281,288     403,609    377,309
        Loss

Extraordinary loss, net of tax,
on                               (15,324)          -    -
  debt repurchase
                                 _________   _________  _________
                                 _           _              _

     Net Earnings                $ 265,964   $ 403,609  $ 377,309
                                 =========   =========  =========
                                 =           =              =

Basic and diluted earnings per
common
  Share
     Before extraordinary loss   $    .45    $     .65  $    .60
     Extraordinary loss on debt
       repurchase                $   (.02)   -          -
                                 =========   =========  =========
                                 =           =              =

     After extraordinary loss    $    .43    $     .65  $    .60

Average number of shares         621,613     622,265    626,169
outstanding
                                 =========   =========  =========
                                 =           =              =

See notes to consolidated financial statements.
10
PAGE 11

CONSOLIDATED BALANCE SHEETS
                                                 June 30
Assets                                       1999        1998
                                              (In thousands)
Current Assets
      Cash and cash equivalents           $   681,378 $
                                                      346,325
      Marketable securities               222,191     379,169
      Receivables                         1,922,163   1,990,686
      Inventories                         2,732,694   2,562,650
      Prepaid expenses                    231,162     172,884
                                          ___________ __________
                                                      _

           Total Current Assets           5,789,588   5,451,714


Investments and Other Assets
      Investments in and advances to      1,484,980   1,473,364
affiliates
      Long-term marketable securities     779,916     1,168,380
      Other assets                        408,236     417,372
                                          ___________ __________
                                                      _

                                          2,673,132   3,059,116

Property, Plant and Equipment
      Land                                163,607     148,135
      Buildings                           1,949,211   1,777,146
      Machinery and equipment             8,384,865   7,901,309
      Construction in progress            675,870     613,792
      Less allowances for depreciation    (5,606,392) (5,117,678
                                                      )
                                          ___________ __________
                                                      _

                                          5,567,161   5,322,704
                                          ___________ __________
                                                      _

                                          $14,029,881 $13,833,53
                                                      4
                                          =========== ==========
                                                      =

11
PAGE 12

Liabilities and Shareholders' Equity
                                                June 30
                                           1999         1998
                                             (In thousands)

Current Liabilities
      Short-term debt                   $ 1,241,369  $ 1,545,276
      Accounts payable                  2,004,396    1,634,681
      Accrued expenses                  567,593      516,287
      Current maturities of long-term   26,907       21,059
debt
                                        ___________  ___________

            Total Current Liabilities   3,840,265    3,717,303


Long-Term Debt                          3,191,883    2,847,130


Deferred Liabilities
      Income taxes                      619,752      632,893
      Other                             137,341      131,296
                                        ___________  ___________

                                        757,093      764,189

Shareholders' Equity
      Common stock                      5,081,320    4,936,649
      Reinvested earnings               1,419,321    1,662,563
      Accumulated other comprehensive   (260,001)    (94,300)
income
                                        ___________  ___________

                                        6,240,640    6,504,912
                                        ___________  ___________

                                        $14,029,881  $13,833,534
                                        ===========  ===========

See notes to consolidated financial statements.
12
PAGE 13

CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                Year Ended June 30
                                            1999     1998          1997
                                                  (In thousands)
Operating Activities
  Net earnings                           $ 265,964   $ 403,609   $ 377,309
  Adjustments to reconcile to net cash
    Provided by operations
    Depreciation and amortization        584,965     526,813     446,412
    Deferred income taxes                49,676      28,659      (12,235)
    Amortization of long-term debt       37,216      33,297      29,094
discount
    (Gain)loss on marketable securities
       transactions                      (101,780)   (36,303)    (59,549)
    Extraordinary loss on debt           15,324      -           -
repurchase
    Other                                95,456      39,292      (40,758)
    Changes in operating assets and
liabilities
      Receivables                        56,946      (294,407)   (23,225)
      Inventories                        (79,811)    (150,509)   23,046
      Prepaid expenses                   (63,294)    (27,275)    (18,760)
      Accounts payable and accrued       359,185     90,203      (110,653)
expenses
                                         _________   _________   _________

        Total Operating Activities       1,219,847   613,379     610,681

Investing Activities
  Purchases of property, plant and       (671,471)   (702,683)   (779,508)
equipment
  Net assets of businesses acquired      (136,021)   (370,561)   (429,940)
  Investments in and advances to         (117,371)   (366,968)   (416,861)
affiliates, net
  Purchases of marketable securities     (635,562)   (1,202,66   (966,203)
                                                     2)
  Proceeds from sales of marketable      1,139,466   1,007,373   1,607,631
securities
                                         _________   _________   _________

        Total Investing Activities       (420,959)   (1,635,50   (984,881)
                                                     1)

Financing Activities
  Long-term debt borrowings              383,735     441,464     348,695
  Long-term debt payments                (88,785)    (55,972)    (115,853)
  Net borrowings (payments) under line
of credit                                (338,109)   774,033     421,046
    Agreements
  Purchases of treasury stock            (313,829)   (81,154)    (312,525)
  Cash dividends and other               (106,847)   (107,712)   (104,077)
                                         _________   _________   _________

        Total Financing Activities       (463,835)   970,659     237,286
                                         _________   _________   _________
        Increase (Decrease) In Cash And
Cash                                     335,053     (51,463)    (136,914)
          Equivalents

Cash And Cash Equivalents Beginning Of   346,325     397,788     534,702
Year
                                         _________   _________   _________

        Cash And Cash Equivalents End Of $681,378    $ 346,325   $ 397,788
Year
                                         =========   =========   =========
Supplemental Cash Flow Information
 Noncash Investing and Financing
Activities
  Common stock issued in purchase        $   -       $ 298,244   $   -
acquisition

See notes to consolidated financial statements.
13
PAGE 14

Consolidated Statements of Shareholders' Equity
                                               Accumulated Other
                                                 Comprehensive
                                                    Income

                                                         Unreali
                      Common Stock                         zed
                                               Foreign     Net      Total
                                     Reinves   Currency   Gains   Shareholde
                                       ted     Translat     on       rs'
                                     Earning     ion     Marketa    Equity
                                        s                  ble
                                                         Securit
                                                           ies

                     Shares  Amount
                                         (In thousands)
Balance July 1,      545,82  $3,869,  $2,169,  $         $139,69  $6,144,812
1996                 1       875      281      (34,041   7
                                               )
Comprehensive
income
  Net earnings                        377,309
  Foreign currency
    Translation                                (73,393
                                               )
  Change in
unrealized
   Net gains on                                          (19,199
    Marketable                                           )
securities
    Total
comprehensive                                                     284,717
      income
Cash dividends paid-
$.17                                  (106,99                     (106,990)
  per share                           0)
5% stock dividend    26,565  594,590  (594,59                     -
                                      0)
Treasury stock       (16,70  (312,52                              (312,525)
purchases            7)      5)
Other                2,195   40,381   (266)                       40,115
                     ______  _______  _______  _______   _______  _________
                     __      __       __       __        __

  Balance June 30,   557,87  4,192,3  1,844,7  (107,43   120,498  6,050,129
1997                 4       21       44       4)

Comprehensive
income
  Net earnings                        403,609
  Foreign currency
    Translation                                (108,55
                                               1)
  Change in
unrealized
   Net gains on                                          1,187
    Marketable
securities
    Total
comprehensive                                                     296,245
      income
Cash dividends paid-
$.18      per share                   (111,55                     (111,551)
                                      1)
5% stock dividend    28,534  473,948  (473,94                     -
                                      8)
Treasury stock       (3,767  (81,154                              (81,154)
purchases            )       )
Common stock issued
in                   13,953  298,244                              298,244
  Purchase
acquisition
Other                2,627   53,290   (291)                       52,999
                     ______  _______  _______  _______   _______  _________
                     __      __       __       __        __

Balance June 30,     599,22  4,936,6  1,662,5  (215,98   121,685  6,504,912
1998                 1       49       63       5)

Comprehensive
income
  Net earnings                        265,964
  Foreign currency
    Translation                                (83,842
                                               )
  Change in
unrealized
   Net gains on                                          (81,859
    Marketable                                           )
securities
    Total
comprehensive                                                     100,263
      income
Cash dividends paid-
$.19      per share                   (117,08                     (117,089)
                                      9)
5% stock dividend    29,180  391,889  (391,88                     -
                                      9)
Treasury stock       (19,86  (313,82                              (313,829)
purchases            7)      9)
Other                4,261   66,611   (228)                       66,383
                     ______  _______  _______  _______   _______  _________
                     __      __       __       __        __

Balance June 30,     612,79  $5,081,  $1,419,  $(299,8   $        $6,240,640
1999                 5       320      321      27)       39,826
                     ======  =======  =======  =======   =======  ==========
                     ==      ===      ===      ==        ==

See notes to consolidated financial statements.
14
PAGE 15

Notes to Consolidated Financial Statements

Note 1-Marketable Securities and Cash Equivalents
                                      Unrealiz  Unrealiz     Fair
                                         ed        ed
                             Cost      Gains     Losses     Value
                                        (In thousands)
1999
 United States government
  Obligations
    Maturity less than 1   $          $   260   $    279  $
year                       405,723                        405,704
    Maturity 1 year to 5   35,392     -         298       35,094
years

 Other debt securities
    Maturity less than 1   238,827    75        2         238,900
year

    Equity securities      705,156    103,762   65,808    743,110
                           _________  ________  _______   _________
                           _                    _         _
                           $1,385,09  $104,097  $ 66,387  $1,422,80
                           8                              8
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
                           =========  ========  ========  =========
                           =                              =

15
PAGE 16

Note 2-Inventories
                                        1999        1998
                                         (In thousands)
LIFO inventories
   FIFO value                        $   367,902 $   412,086
   LIFO valuation reserve            (1,360)     (45,517)
                                     __________  __________
   LIFO carrying value               366,542     366,569


FIFO inventories, including
   Hedging procedure method          2,366,152   2,196,081
                                     __________  __________
                                     $2,732,694  $2,562,650
                                     ==========  ==========


16
PAGE 17
Note 3-Investments in and Advances to Affiliates

The Company has 84 unconsolidated affiliates, located in North and South America, Africa, Europe, and Asia, accounted for under the equity method. The following table summarizes the balance sheets as of June 30, 1999 and 1998, and the statements of earnings for the three years ended June 30, 1999 of the Company's unconsolidated affiliates:

                                 1999          1998          1997
                                          (In thousands)

Current assets               $3,359,596    $3,510,436
Non-current assets           6,155,709     4,937,077
Current liabilities          2,241,739     1,841,687
Non-current liabilities      1,695,557     1,756,864
Minority interests           309,712       267,666
Net sales                    14,605,815    13,651,086    $12,653,544
Gross profit                 1,124,363     1,161,673     839,436
Net income (loss)            (2,630)       216,178       233,543

The Company's investment in unconsolidated affiliates exceeds the underlying equity in net assets by $138 million, which amount is being amortized on a straight-line basis over 10 to 40 years.

Three foreign affiliates for which the Company has a carrying value of $356 million have a market value of $204 million based on quoted market prices and exchange rates at June 30, 1999.
17
PAGE 18

Note 4-Debt and Financing Arrangements
                                         1999          1998
                                           (In thousands)
7.5% Debentures $350 million
face amount, due in 2027             $   347,903   $   347,881

6.625% Debentures $300 million
face amount, due in 2029             298,563       -

8.875% Debentures $300 million
face amount, due in 2011             298,467       298,396

8.125% Debentures $300 million
face amount, due in 2012             298,224       298,148

8.375% Debentures $300 million
face amount, due in 2017             294,530       294,403

Zero Coupon Debt $400 million
face amount, due in 2002             274,198       239,943

6.25% Notes $250 million
face amount, due in 2003             249,513       249,430

7.125% Debentures $250 million
face amount, due in 2013             249,460       249,438

6.95% Debentures $250 million
face amount, due in 2097             246,095       246,066

6.75% Debentures $200 million
face amount, due in 2027             195,572       195,469

5.87% Debentures $196 million
face amount, due in 2010             105,520       -

10.25% Debentures $100 million
face amount, due in 2006             99,035        98,936

7% Debentures $250 million
face amount                          -             134,272

Industrial Revenue Bonds at
Various rates from 5.30% to 13.25%
and due in varying amounts to 2011   67,168        69,016

Other                                194,542       146,791
                                     __________    __________

Total long-term debt                 3,218,790     2,868,189

Less current maturities              (26,907)      (21,059)
                                     __________    __________

                                     $3,191,883    $2,847,130
                                     ==========    ==========

18
PAGE 19
In 1999, the Company incurred a pre-tax extraordinary charge of $24 million resulting from the repurchase of a portion of its 7% debentures due in 2011. The remaining 7% debentures were exchanged for 5.87% debentures due in 2010.

At June 30, 1999, the fair value of the Company's long-term debt exceeded the carrying value by $238 million, as estimated by using quoted market prices or discounted future cash flows based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

Unamortized original issue discounts on the Zero Coupon Debt is being amortized at 13.80%. Accelerated amortization of the discount for tax purposes has the effect of lowering the actual rate of interest to be paid over the remaining life of the issue to approximately 5.07%.

The aggregate maturities for long-term debt for the five years after June 30, 1999 are 27 million, $31 million, $439 million,
$274 million, and $23 million, respectively.

At June 30, 1999, the Company had lines of credit totaling $2.4 billion. The weighted average interest rates on short-term
borrowings outstanding at June 30, 1999 and 1998 were 4.71% and
5.16%, respectively.
19
PAGE 20
Note 5-Shareholders' Equity

The Company has authorized 800 million shares of common stock and 500,000 shares of preferred stock, both without par value. No preferred stock has been issued. At June 30, 1999 and 1998, the Company had approximately 22.5 million and 6.1 million common shares, respectively, in treasury. Treasury stock is recorded at cost, $337 million at June 30, 1999, as a reduction of common stock.

As of July 1, 1998, the Company adopted Statement of Financial Accounting Standards Number 130 (SFAS 130) "Reporting Comprehensive Income." SFAS 130 establishes standards for the reporting and display of comprehensive income and its components. SFAS 130 requires foreign currency translation adjustments and unrealized gains or losses on the Company's available-for-sale marketable securities to be included in "other comprehensive income." Prior to the adoption of SFAS 130, the Company reported such adjustments and unrealized gains or losses as components of reinvested earnings. Amounts in prior year financial statements have been reclassified to conform to SFAS 130.

Stock option plans provide for the granting of options to employees to purchase common stock of the Company at market value on the date of grant. Options expire five to ten years after the date of grant. At June 30, 1999, there were 2.3 million shares available for future grant. Stock option activity during the years indicated is as follows:

                                                  Weighted
                                                   Average
                                    Number        Exercise
                                                    Price
                                   of Shares      Per Share
                                      (In
                                  thousands)
Shares under option at June 30,  3,852          $12.23
1996
Granted                          1,335          15.10
Exercised                        (308)          11.75
Cancelled                        (116)          12.41
                                 ______
Shares under option at June 30,  4,763          13.06
1997
Granted                          36             20.13
Exercised                        (533)          11.97
Cancelled                        (67)           14.44
                                 ______
Shares under option at June 30,  4,199          13.24
1998
Granted                          2,284          14.93
Exercised                        (1,225)        11.54
Cancelled                        (205)          12.20
                                 ______
Shares under option at June 30,  5,053          14.46
1999
                                 ======

Shares exercisable at June 30,   1,371          13.77
1999
Shares exercisable at June 30,   2,221          12.32
1998
Shares exercisable at June 30,   1,782          11.93
1997

20
PAGE 21
At June 30, 1999 the range of exercise prices and weighted average remaining contractual life of outstanding options was $10.84 - $20.49 and five years, respectively.

The Company accounts for its stock option plans in accordance with Accounting Principles Board (APB) Opinion Number 25 "Accounting for Stock Issued to Employees." Under APB 25, compensation expense is recognized if the exercise price of the employee stock option is less than the market price on the grant date. Statement of Financial Accounting Standards Number 123 "Accounting for Stock-Based Compensation" requires the fair value of options granted and the pro forma impact on earnings and earnings per share be disclosed when material. Had compensation expense for stock options been determined based on the fair value of options granted, the Company's 1999 net earnings would have been impacted by approximately one half of one percent. 1998 and 1997 net earnings would have been affected by less than one quarter of one percent. The Company's 1999, 1998 and 1997 earnings per share would have been affected by approximately one quarter of one percent.

The weighted average fair value of options granted during 1999, 1998 and 1997 are $4.62, $5.88 and $5.71, respectively. The fair value of each option grant is estimated as of the date of grant using the Black-Scholes single option pricing model for pro forma footnote purposes with the following assumptions used for all years, dividend yield of 1% and risk free interest rate of 6%. Expected volatility was assumed of .3% in 1999 and .2% in 1998 and 1997. Expected option life was assumed to be five years in 1999, four years in 1998 and six years in 1997.


21
PAGE 22

Note 6-Other Income (Expense)
                              1999         1998         1997
                                      (In thousands)
Investment income          $  118,720   $  123,729  $  121,991
Interest expense           (326,207)    (293,220)   (197,214)
Net gain on marketable
   Securities transactions 101,319      36,544      59,810
Equity in earnings
(losses)
   of affiliates           (4,273)      20,364      35,243
Other                      (680)        2,327       (866)
                           __________   __________  __________

                           $ (111,121)  $ (110,256) $   18,964
                           ==========   ==========  ==========

Interest expense is net of interest capitalized of $26 million, $37 million and $41 million in 1999, 1998 and 1997, respectively.

The Company made interest payments of $299 million, $295 million and $198 million in 1999, 1998 and 1997, respectively.

Realized gains on sales of available-for-sale marketable
securities totaled $102 million, $37 million and $63 million in
1999, 1998 and 1997, respectively. Realized losses totaled $1 million and $3 million in 1999 and 1997, respectively.
22
PAGE 23
Note 7-Income Taxes

For financial reporting purposes, earnings before income taxes and extraordinary loss includes the following components:

                        1999       1998       1997
                              (In thousands)

United States        $ 327,489  $ 458,184  $ 563,086
Foreign              92,344     151,828    81,319
                     _________  _________  _________

                     $ 419,833  $ 610,012  $ 644,405
                     =========  =========  =========

Significant components of income taxes are as follows:

                        1999       1998       1997
                              (In thousands)
Current
                     $          $          $ 216,641
Federal              74,040     111,152
   State             12,787     20,879     29,440
                     27,968     54,724     27,352
Foreign
Deferred
                     25,085     14,474     (5,357)
Federal
   State             674        1,451      (2,910)
                     (2,009)    3,723      1,930
Foreign
                     _________  _________  _________

                     $ 138,545  $ 206,403  $ 267,096
                     =========  =========  =========

Significant components of the Company's deferred tax liabilities and assets are as follows:

                                        1999         1998
                                         (In thousands)
Deferred tax liabilities
   Depreciation                     $ 527,833    $ 484,336
   Unrealized gain (loss) on
marketable                          (2,117)      60,820
     Securities
   Bond discount amortization       58,286       52,645
   Other                            85,285       86,161
                                    _________    _________

                                    669,287      683,962

Deferred tax assets
   Postretirement benefits          32,786       31,073
   Other                            107,771      81,431
                                    _________    _________
                                    140,557      112,504
                                    _________    _________

Net deferred tax liabilities        528,730      571,458

Current net deferred tax assets
included
   in prepaid expenses              91,022       61,435
                                    _________    _________
Non-current net deferred
   tax liabilities                  $ 619,752    $ 632,893
                                    =========    =========

Reconciliation of the statutory federal income tax rate to the Company's effective tax rate on earnings before extraordinary loss is as follows:

                                  1999      1998      1997

Statutory rate                  35.0%     35.0%     35.0%
Foreign sales corporation       (4.5)     (4.7)     (3.4)
State income taxes, net of
  Federal tax benefit           2.2       2.4       2.7
Indefinitely invested earnings
of                              (1.8)     0.7       (0.9)
  Foreign affiliates
Litigation settlements and      -         1.4       7.5
fines
Other                           2.1       (1.0)     0.5
                                ______    ______    ______

Effective rate                  33.0%     33.8%     41.4%
                                ======    ======    ======

The Company made income tax payments of $111 million, $225 million and $312 million in 1999, 1998 and 1997, respectively.

Undistributed earnings of the Company's foreign subsidiaries amounting to approximately $544 million at June 30, 1999, are considered to be permanently reinvested and, accordingly, no provision for U.S. income taxes has been provided thereon. It is not practicable to determine the deferred tax liability for temporary differences related to these undistributed earnings.

23
PAGE 24
Note 8-Leases

The Company leases manufacturing and warehouse facilities, real estate, transportation and other equipment under operating leases which expire at various dates through the year 2026. Rent expense for 1999, 1998 and 1997 was $86 million, $82 million and $69 million, respectively. Future minimum rental payments for non-cancellable operating leases with initial or remaining terms in excess of one year are as follows:

Fiscal years                               (In thousands)
2000                                   $  37,688
2001                                   22,090
2002                                   13,803
2003                                   13,908
2004                                   11,021
Thereafter                             76,574
                                       _________
Total minimum lease payments           $ 175,084
                                       =========

24
PAGE 25
Note 9-Employee Benefit Plans

The Company provides substantially all employees with pension benefits. The Company also provides substantially all domestic employees with postretirement health care and life insurance benefits. It is the Company's policy to fund pension costs as required by applicable laws and regulations. In addition, the Company has savings and investment plans available to eligible employees with one year of service. Total retirement plan expense includes the following components:

                               Pension Benefits     Postretirement Benefits
                             1999    1998    1997    1999    1998    1997
                                (In thousands)          (In thousands)
Defined benefit plans:
  Service cost (benefits
    Earned during the       $23,23  $22,55  $18,92  $       $4,139  $3,303
period)                     9       9       8       4,355
  Interest cost             37,903  33,658  29,557  4,284   4,403   3,843
  Expected return on plan
    Assets                  (43,84  (37,15  (32,22  -       -       -
                            4)      9)      2)
  Actuarial loss (gain)     969     (53)    401     (769)   (663)   (820)
  Net amortization          40      (951)   (1,110  (111)   (111)   (111)
                                            )
                            ______  ______  ______  ______  ______  ______
                            _       _       _       _       _       _
    Net periodic pension
      expense               18,307  18,054  15,554  7,759   7,768   6,215

Defined contribution plans  17,775  15,497  10,247
                            ______  ______  ______  ______  ______  ______
                            _       _       _       _       _       _
  Total retirement plan
    Expense                 $36,08  $33,55  $25,80  $       $       $
                            2       1       1       7,759   7,768   6,215
                            ======  ======  ======  ======  ======  ======
                            =       =       =       =       =       =

The following tables set forth changes in the benefit obligation and the fair value of plan assets:
                             Pension Benefits    Postretirement
                                                    Benefits
                              1999     1998      1999      1998
                              (In thousands)     (In thousands)
Benefit obligation,         $638,00  $458,148  $ 61,190  $ 58,710
beginning                   6
Service cost                23,239   22,559    4,355     4,139
Interest cost               37,903   33,658    4,284     4,403
Actuarial loss (gain)       (6,581)  35,373    8,288     (3,241)
Benefits paid               (23,961  (21,769)  (2,851)   (2,815)
                            )
Plan Amendments             35,254   17,442    -         -
Acquisitions/divestitures,  -        98,683    6,065     -
net
Foreign currency effects    (7,202)  (6,088)   (1)       (6)
                            _______  _______   _______   _______
Benefit obligation, ending  $696,65  $638,006  $ 81,330  $ 61,190
                            8
                            =======  ========  ========  ========
                            =

Fair value of plan assets,
  Beginning                 $613,51  $431,673  $   -     $   -
                            6
Actual return on plan       15,685   100,521   -         -
assets
Employer contributions      20,378   16,475    2,851     2,815
Benefits paid               (23,961  (21,769)  (2,851)   (2,815)
                            )
Acquisitions/divestitures,  -        95,243    -         -
net
Foreign currency effects    (9,641)  (8,627)   -         -
                            _______  _______   _______   _______
Fair value of plan assets,
  Ending                    $615,97  $613,516  $   -     $   -
                            7
                            =======  ========  ========  ========
                            =
Funded Status               $(80,68  $(24,490  $(81,330  $(61,190
                            1)       )         )         )
Unamortized transition      (14,729  (17,631)  -         -
amount                      )
Unrecognized net loss       40,146   15,936    (13,971)  (23,028)
(gain)
Unrecognized prior service  59,600   26,926    4,779     (1,397)
costs
Adjustment for fourth
quarter                     491      1,434     -         -
  Contributions
                            _______  _______   _______   _______

Pension asset (liability)
  Recognized in the balance
    Sheet                   $        $  2,175  $(90,522  $(85,615
                            4,827              )         )
                            =======  ========  ========  ========
                            =

At June 30, 1999 and 1998, a prepaid pension benefit cost of $57 million and $49 million, respectively, and an accrued pension benefit liability of $83 million and $71 million, respectively, were recognized in the consolidated balance sheet. For postretirement benefit plans, an accrued benefit liability of $91 million and $86 million was recognized at June 30, 1999 and 1998, respectively.

The following table sets for the principal assumptions used in developing the benefit obligation and the net periodic pension expense:

                             Pension Benefits    Postretirement
                                                    Benefits
                              1999     1998      1999      1998
Discount Rate               7.0%     7.0%      7.0%      7.0%
Expected return on plan     8.9%     8.9%         N/A       N/A
assets
Rate of compensation        4.5%     4.5%         N/A       N/A
increase

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the U.S. retirement plans with accumulated benefits obligations in excess of plan assets were $539 million, $455 million and $386 million, respectively as of June 30, 1999, and $473 million, $323 million and $384 million, respectively, as of June 30, 1998.

For measurement purposes, an 8.3% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2000. The rate was assumed to decrease gradually to 5.5% for 2004 and remain at that level thereafter.

Assumed health care cost trend rates have a significant impact on the amounts reported for the health care plans. A 1% change in assumed health care cost trend rates would have the following effect:

                                      1% Increase  1% Decrease
                                           (In thousands)
Effect on total of service and
interest cost                         $1,091       $(1,011)
  Components
Effect on accumulated postretirement
benefit                               $6,655       $(6,261)
  Obligations

25
PAGE 26
Note 10-Segment and Geographic Information

As of July 1, 1998, the Company adopted Statement of Financial Accounting Standards Number 131 (SFAS 131) "Disclosures about Segments of an Enterprise and Related Information." SFAS 131 establishes standards for the way public business enterprises report information about operating segments in financial reports issued to shareholders. Based on the Company's organizational structure and the manner in which performance is assessed and operating decisions are made, the Company operates as one business segment - procuring, transporting, storing, processing and merchandising agricultural commodities and products.

Information about the Company's operations by geographic areas is as follows:

                               1999       1998       1997
                                      (In millions)
Net sales and other
Operating income:
   United States             $9,288     $10,784    $ 9,773
   Germany                   1,795      1,889      1,479
   Other foreign             3,200      3,436      2,601
                             _______    _______    _______
                             $14,283    $16,109    $13,853
                             =======    =======    =======

Long-lived assets
   United States             $ 4,525    $ 4,350    $ 3,936
   Germany                   196        206        191
   Other foreign             987        924        628
                             _______    _______    _______
                             $ 5,708    $ 5,480    $ 4,755
                             =======    =======    =======

Information about the Company's revenues by classes of products and services is as follows:

                               1999       1998       1997
                                      (In millions)

Oilseed products             $ 8,494    $10,152    $ 8,860
Corn products                1,855      2,154      2,171
Wheat and other milled       1,378      1,491      1,631
products
Other products and services  2,556      2,312      1,191
                             _______    _______    _______
                             $14,283    $16,109    $13,853
                             =======    =======    =======

26
PAGE 27
Note 11-Antitrust Investigation and Related Litigation

Federal grand juries in the Northern Districts of Illinois, California and Georgia, under the direction of the United States Department of Justice ("DOJ"), have been investigating possible violations by the Company and others with respect to the sale of lysine, citric acid and high fructose corn syrup, respectively. In connection with an agreement with the DOJ in fiscal 1997, the Company paid the United States fines of $100 million. This agreement constitutes a global resolution of all matters between the DOJ and the Company and brings to a close all DOJ investigations of the Company. The federal grand juries in the Northern Districts of Illinois (lysine) and Georgia (high fructose corn syrup) have been closed.

The Company, along with other domestic and foreign companies, was named as a defendant in a number of putative class action antitrust suits and other proceedings involving the sale of lysine, citric acid, sodium gluconate and high fructose corn syrup. These actions and proceedings generally involve claims for unspecified compensatory damages, fines, costs, expenses and unspecified relief. The Company intends to vigorously defend these actions and proceedings unless they can be settled on terms deemed acceptable by the parties. These matters have resulted and could result in the Company being subject to monetary damages, other sanctions and expenses.

The Company has made provisions of $21 million in fiscal 1999, $48 million in fiscal 1998 and $200 million in fiscal 1997 to cover the fines, litigation settlements related to the federal lysine class action, federal securities class action, the federal citric class action and certain state actions filed by indirect purchasers of lysine, certain actions filed by parties that opted out of the class action settlements, certain other proceedings and the related costs and expenses associated with the litigation described above. Because of the early stage of other putative class actions and proceedings, including those related to high fructose corn syrup, the ultimate outcome and materiality of these matters cannot presently be determined. Accordingly, no provision for any liability that may result therefrom has been made in the consolidated financial statements.
27
PAGE 28
REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders
Archer Daniels Midland Company
Decatur, Illinois

     We have audited the accompanying consolidated balance sheets of Archer Daniels Midland Company and subsidiaries as of June 30, 1999 and 1998, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the three years in the period ended June 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Archer Daniels Midland Company and its subsidiaries at June 30, 1999 and 1998, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 1999, in conformity with generally accepted accounting principles.




                              ERNST & YOUNG LLP
St. Louis, Missouri
July 30, 1999

28
PAGE 29

Quarterly Financial Data (Unaudited)
                                    Quarter
                     First     Second     Third     Fourth      Total
                   (In thousands, except per share amounts)

Fiscal 1999
  Net sales        $3,801,42  $3,911,53 $3,378,12  $3,192,24  $14,283,3
                   1          9         6          9          35
  Gross profit     293,636    421,330   238,923    278,140    1,232,029
  Earnings before
    extraordinary
      loss         116,855    110,434   11,742     42,257     281,288
    Per common     0.19       0.17      0.02       0.07       0.45
share
  Net earnings     116,855    95,110    11,742     42,257     265,964
    Per common     0.19       0.15      0.02       0.07       0.43
share

Fiscal 1998
  Net sales        $3,651,30  $4,130,29 $4,280,27  $4,046,75  $16,108,6
                   2          8         9          1          30
  Gross profit     325,168    362,359   384,471    308,962    1,380,960
  Net earnings     131,350    139,208   70,303     62,748     403,609
    Per common     0.21       0.23      0.11       0.10       0.65
share

During the second quarter of the year ended June 30, 1999, the Company incurred an extraordinary charge, net of tax, of $15 million or $.02 per share resulting from the repurchase of a portion of its 7% debentures due May 2011.

Net earnings for the three months ended March 31, 1998 and the year ended June 30, 1998 include an after-tax charge of $40 million or $.06 per share for fines and litigation settlements arising principally out of the United States Department of Justice investigation of the Company's lysine and citric acid products as well as resolution of a securities suit brought by shareholders.

Common Stock Market Prices and Dividends

The Company's common stock is listed and traded on the New York Stock Exchange, Chicago Stock Exchange, Tokyo Stock Exchange, Frankfurt Stock Exchange, and the Swiss Exchange. The following table sets forth, for the periods indicated, the high and low market prices of the common stock and common stock cash dividends.

                                                       <C.
                                                       Cash
                                 Market Price       Dividends
                               High         Low     Per Share
Fiscal 1999 - Quarter Ended
          June 30           $15 15/16   $12 7/8     $0.048
          March 31          16 1/4      13 3/4      0.048
          December 31       18 7/16     15          `0.048
          September 30      18          14 1/8      0.046

Fiscal 1998-Quarter Ended
          June 30           20 5/8      16 3/4      0.046
          March 31          21 7/16     18 13/16    0.046
          December 31       22 3/16     16 5/16     0.046
          September 30      22 5/16     18 7/16     0.043

The number of shareholders of the Company's common stock at June 30, 1999 was 31,764. The Company expects to continue its policy of paying regular cash dividends, although there is no assurance as to future dividends because they are dependent on future earnings, capital requirements and financial condition.
29
PAGE 30

Archer Daniels Midland Company
TEN-YEAR SUMMARY

Operating, Financial and Other Data (Dollars in thousands, except per share data)
                                                                 <C.
                                                     1999       1998          1997
Operating
Net sales and other operating income            $14,283,335 $16,108,630  $13,853,262
Depreciation and amortization                       584,965     526,813      446,412
Net earnings                                        265,964     403,609      377,309
     Per common share                                   .43         .65          .60
Cash dividends                                      117,089     111,551      106,990
     Per common share                                   .19         .18          .17
Financial
Working capital                                  $1,949,323  $1,734,411   $2,035,580
  Per common share                                     3.18        2.76         3.31
  Current ratio                                         1.5         1.5          1.9
Inventories                                       2,732,694   2,562,650    2,094,092
Net property, plant and equipment                 5,567,161   5,322,704    4,708,595
Gross additions to property, plant
     And equipment                                  825,676   1,228,553    1,127,360
Total assets                                     14,029,881  13,833,534   11,354,367
Long-term debt                                    3,191,883   2,847,130    2,344,949
Shareholders' equity                              6,240,640   6,504,912    6,050,129
  Per common share                                    10.18       10.34         9.84
Other
Weighted average shares outstanding (000's)         621,613     622,265      626,169
Number of shareholders                               31,764      32,539       33,834
Number of employees                                  23,603      23,132       17,160

Share and per share data have been adjusted for three-for-two stock splits in December 1989 and December 1994, and annual 5% stock dividends through September 1999.

Net earnings for 1999 include an extraordinary charge of $15 million or $.02 per share from the repurchase of debt.

Net earnings for 1993 includes a net credit of $68 million or $.10 per share and a charge of $35 million or $.05 per share for the cumulative effects of changes in accounting for income taxes and postretirement benefits, respectively.
30
PAGE 31


   1996       1995      1994      1993      1992      1991      1990

$13,239,8  $12,555,4 $11,158,4  $9,578,37  $9,026,17  $8,271,5  $7,551,9
       39         03        79          0          7        88        72
  393,605    384,872   354,463    328,549    293,729   261,367   248,113
  695,912    795,915   484,069    567,527    503,757   466,678   483,522
     1.09       1.21       .73        .82        .73       .67       .70
   90,860     46,825    32,586     32,266     30,789    29,527    25,976
      .14        .07       .05        .05        .04       .04       .04

        $  $2,540,26 $2,783,81  $2,961,50  $2,276,56  $1,674,7  $1,627,4
2,751,132          0         7          3          4        35        59
     4.35       3.92      4.23       4.30       3.30      2.43      2.35
      2.7        3.2       3.5        4.1        3.4       3.0       3.4
1,790,636  1,473,896 1,422,147  1,131,787  1,025,030   917,495   771,233
4,114,301  3,762,281 3,538,575  3,214,834  3,060,096  2,695,62  2,131,80
                                                             5         7

  801,426    657,915   682,485    572,022    614,844   911,586   550,851
10,449,86  9,756,887 8,746,853  8,404,111  7,524,530  6,260,60  5,450,01
        9                                                    7         0
2,002,979  2,070,095 2,021,417  2,039,143  1,562,491   980,273   750,901
6,144,812  5,854,165 5,045,421  4,883,251  4,492,353  3,922,29  3,573,22
                                                             5         8
     9.72       9.04      7.67       7.10       6.52      5.69      5.15

  636,745    657,243   664,044    689,028    690,871   693,264   690,837
   35,431     34,385    33,940     33,654     32,277    28,981    26,076
   14,811     14,833    16,013     14,168     13,524    13,049    11,861


31