Form 10-K, Exhibit 13
period 2000-06-30
ARCHER DANIELS MIDLAND CO
filed 2000-09-28
CIK 7084

Page 1
MANAGEMENT'S DISCUSSION OF
OPERATIONS AND FINANCIAL CONDITION - JUNE 30, 2000

Operations

The Company is in one business segment - procuring, transporting, storing, processing and merchandising agricultural commodities and products. A summary of net sales and other operating income by classes of products and services is as follows:

                                           2000    1999    1998
                              (in millions)
                                    Oilseed products           $7,219  $8,494  $10,15
                                                                                    2
                                    Corn products               1,950   1,855   2,154
                                    Wheat  and  other  milled   1,358   1,378   1,491
                                    products
                                    Other    products     and   2,350
                                    services                            2,556   2,312
                                                               $12,87  $14,28  $16,10
                                                                    7       3       9

2000 compared to 1999

Net sales and other operating income decreased 10 percent to $12.9 billion for 2000 due principally to decreases in average selling prices of 11 percent. Sales of oilseed products decreased 15 percent to $7.2 billion due primarily to lower average selling prices reflecting the lower cost of raw materials. Sales of corn products increased 5 percent due primarily to increased sales volume and increased average selling price of the Company's fuel alcohol arising from good demand from existing sales markets and expansion into new markets due to higher gasoline prices and relative ethanol pricing. These increases more than offset slight decreases in sales volumes of the Company's sweetener and amino acid products. Sales of wheat and other milled products decreased 1 percent to $1.4 billion due principally to lower average selling prices reflecting the lower cost of raw materials. This decrease was partially offset by sales attributable to recently acquired operations in the United Kingdom and the Caribbean. The decrease in sales of other products and services was due primarily to decreased sales volumes and lower average selling prices of both the Company's cocoa and formula feed products. This decrease was partially offset by increased grain merchandising revenues.

Cost  of  products sold and other operating costs decreased  $1.4 billion to $11.7 billion due primarily to lower average raw material costs arising from an abundant worldwide supply of agriculture commodities.

Gross profit decreased $12 million to $1.2 billion in 2000 due primarily to a $108 million charge to cost of products sold related to the abandonment of certain long-lived assets and other asset write-downs. This decrease was partially offset by increased grain merchandising margins.
1
Page 2
Selling,  general  and  administrative  expenses  increased   $28
million for the year to $729 million due principally to $26 million of expenses attributable to recently acquired operations and to newly-established international merchandising offices. Increased bad debt expense and increased severance costs associated with facility closures and consolidations were offset by decreased advertising expenses.

Other expense increased $26 million to $137 million due principally to decreased gains on marketable securities transactions and increased interest expense due to both higher average borrowing levels and higher short-term borrowing rates. These increases were partially offset by increased equity in earnings of unconsolidated affiliates resulting primarily from higher valuations of the Company's private equity funds.

The decrease in income taxes for 2000 resulted primarily from a $60 million tax credit related to a redetermination of foreign sales corporation benefits for prior years and the resolution of various other tax issues. To a lesser extent, income taxes decreased due to lower pretax earnings. The Company's effective income tax rate for 2000, excluding the aforementioned credit, was 32 percent compared to an effective rate of 33 percent for 1999.

1999 compared to 1998

Net sales and other operating income decreased 11 percent to $14.3 billion for 1999 due principally to decreases in average selling prices of 11 percent and in volumes of products sold of 7 percent. These decreases were partially offset by sales of $852 million attributable to recently acquired operations. Sales of oilseed products decreased 16 percent to $8.5 billion due primarily to lower average selling prices reflecting the lower cost of raw materials. Sales volumes of oilseed products decreased by 8 percent due to weak demand from Asia and Eastern Europe for both protein meals and vegetable oils as well as new domestic industry production capacity more than offsetting good domestic  demand  for  oilseed  products.  These  decreases  were partially offset by sales attributable to recently acquired operations. Sales of corn products decreased 14 percent for the year to $1.9 billion as lower average selling prices for the Company's alcohol and amino acid products more than offset the increase in average selling price of the Company's sweetener products. Low gasoline prices have negatively affected average sales prices of fuel alcohol. Excess production capacity in the amino acid industry as well as low protein meal and corn prices have depressed selling prices of the Company's amino acid products to historically low levels. Sales volumes of both the alcohol and sweetener products decreased as excess production capacity in these industries resulted in difficult market conditions. Sales of wheat and other milled products decreased 8 percent to $1.4 billion due principally to lower average selling prices reflecting the lower cost of raw materials. Sales volumes increased slightly for the year due to sales attributable to recently acquired operations. The increase in sales of other products and services was due principally to the sales volumes attributable to the Company's recently acquired feed and cocoa businesses as well as increased grain merchandising and transportation revenues. These increases were partially offset by lower average selling prices for cocoa products.

Cost of products sold and other operating costs decreased $1.7 billion to $13.1 billion due primarily to lower average raw material costs arising from an abundant worldwide supply of agricultural commodities and decreased sales volumes. These decreases were partially offset by costs related to recently acquired operations.

2
Page 3
Gross profit decreased $149 million to $1.2 billion in 1999 due primarily to selling price declines exceeding declines in lower average raw material costs and to lower volumes of products sold. These decreases were partially offset by gross profit attributable to recently acquired operations and to increased grain merchandising and transportation margins.

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

The  decrease  in income taxes for 1999 resulted  primarily  from lower  pretax earnings. The Company's effective income  tax  rate for  1999  was  33 percent compared to an effective  rate  of  34 percent for 1998.

In 1999, the Company incurred an extraordinary charge, net of tax, of $15 million resulting from the repurchase of a portion of its 7 percent debentures due May 2011.

Liquidity and Capital Resources

At June 30, 2000, the Company continued to show substantial liquidity with working capital of $1.8 billion. Capital resources remained strong as reflected in the Company's net worth of $6.1 billion. The principal source of capital during the year was funds generated from operations. The principal uses of capital during the year were investments in property, plant and equipment expansions, investments in affiliates, and purchases of the Company's common stock. The Company's ratio of long-term debt to total capital at year-end was approximately 32 percent. Annual maturities of long-term debt for the five years after June 30, 2000 are $32 million, $425 million, $273 million, $23 million and $123 million, respectively.

Commercial paper and commercial bank lines of credit are available to meet seasonal cash requirements. At June 30, 2000, the Company had $2.2 billion of short-term bank credit lines. Standard & Poor's and Moody's rate the Company's commercial paper as A-1 and P-1, respectively, and rate the Company's long-term debt as A+ and A1, respectively. In addition to the cash flow generated from operations, the Company has access to equity and debt capital through numerous alternatives from public and private sources in domestic and international markets.

As described in Note 11 to the consolidated financial statements, the Company has made provisions to cover fines, litigation settlements and costs related to certain putative class action antitrust suits and other proceedings. Because of the early stage of other putative class actions and proceedings, including those related to high fructose corn syrup, the ultimate outcome and materiality of these matters cannot presently be determined. Accordingly, no provision for any liability that may result therefrom has been made in the consolidated financial statements. 3
Page 4
Market Risk Sensitive Instruments and Positions

The market risk inherent in the Company's market risk sensitive instruments and positions is the potential loss arising from adverse changes in commodity prices, marketable equity security prices, foreign currency exchange rates and interest rates as described below.

Commodities

The availability and price of agricultural commodities are subject to wide fluctuations due to unpredictable factors such as weather, plantings, government (domestic and foreign) farm programs and policies, shifts in global demand created by population growth and changes in standards of living, and global production of similar and competitive crops. To reduce price risk caused by market fluctuations, the Company generally follows a policy of hedging its inventories and related purchase and sale contracts. In addition, the Company from time to time will hedge portions of its production requirements. The instruments used are principally readily marketable exchange-traded futures contracts which are designated as hedges. The changes in market value of such contracts have a high correlation to the price changes of the hedged commodity. To obtain a proper matching of revenue and expense, gains or losses arising from open and closed hedging transactions are included in inventories as a cost of the commodities and reflected in the consolidated statements of earnings when the product is sold.

A sensitivity analysis has been prepared to estimate the Company's exposure to market risk of its commodity position. The Company's daily net commodity position consists of inventories, related purchase and sale contracts, and exchange-traded contracts, including those to hedge portions of production requirements. The fair value of such position is a summation of the fair values calculated for each commodity by valuing each net position at quoted futures prices. Market risk is estimated as the potential loss in fair value resulting from a hypothetical 10 percent adverse change in such prices. The results of this analysis, which may differ from actual results, are as follows.

                            2000                1999
                         Fair Value          Fair Value
                        Market Risk         Market Risk
                                 (in millions)
Highest        long    $254      $25       $319      $32
position
Highest       short     293        29       149        15
position
Average    position      (25)       2         29        3
long (short)

The  decrease  in  fair value of the average  position  for  2000 compared to 1999 was principally a result of a decrease in the daily net commodity position and, to a lesser extent, from a decrease in quoted futures prices.

Marketable Equity Securities

Marketable equity securities, which are recorded at fair value, have exposure to price risk. The fair value of marketable equity securities is based on quoted market prices. Risk is estimated as the potential loss in fair value resulting from a hypothetical 10 percent adverse change in quoted market prices. Actual results may differ.
4
Page 5

                          2000        1999
                            (in millions)
Fair value                $576        $743
Market risk                  58          74

The decrease in fair value for 2000 compared to 1999 resulted primarily from a decrease in quoted market prices and, to a lesser extent, to disposals of securities.

Currencies

In order to reduce the risk of foreign currency exchange rate fluctuations, the Company follows a policy of hedging substantially all transactions, except for amounts permanently invested as described below, denominated in a currency other than the functional currencies applicable to each of its various entities. The instruments used for hedging are readily marketable exchange-traded futures contracts and forward contracts with banks. The changes in market value of such contracts have a high correlation to the price changes in the currency of the related hedged transactions. The potential loss in fair value for such net currency position resulting from 10 percent adverse change in foreign currency exchange rates is not material.

The amount the Company considers permanently invested in foreign subsidiaries and affiliates and translated into dollars using the year-end exchange rate is $2.1 billion at June 30, 2000 and $1.8 billion at June 30, 1999. This increase is due to additional investments and earnings of the subsidiaries and affiliates, partially offset by a decrease due to changes in exchange rates. The potential loss in fair value resulting from a hypothetical 10 percent adverse change in quoted foreign currency exchange rates amounts to $207 million and $183 million for 2000 and 1999, respectively. Actual results may differ.

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

                                 2000       1999
                                  (in millions)
Fair value of long-term debt    $3,279     $3,430
Excess  of  fair  value  over                  238
carrying value                    2
Market risk                         140        171

The decrease in fair value for the current year resulted from the effect of an increase in quoted interest rates.
Page 5
Page 6
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is in one business segment - procuring, transporting, storing, processing, and merchandising agricultural commodities and products.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries over which the Company exercises control. Investments in affiliates are carried at cost plus equity in undistributed earnings since acquisition.

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

Inventories

Inventories, consisting primarily of merchandisable agricultural commodities and related value-added products, are carried at cost, which is not in excess of market prices. Inventory cost methods include the last-in, first-out (LIFO) method, the first-in, first-out (FIFO) method and the hedging procedure method. The hedging procedure method approximates FIFO cost by valuing inventory at market adjusted for gains and losses on forward purchase and sale contracts and exchange-traded futures.

To reduce price risk caused by market fluctuations, the Company generally follows a policy of hedging its inventories and related purchase and sale contracts. In addition, the Company from time to time will hedge portions of its production requirements. The instruments used are readily marketable exchange-traded futures contracts which are designated as hedges. The changes in market value of such contracts have a high correlation to the price changes of the hedged commodity. Also, the underlying commodity can be delivered against such contracts. To obtain a proper matching of revenue and expense, gains or losses arising from open and closed hedging transactions are included in inventories as a cost of the commodities and reflected in the consolidated statements of earnings when the product is sold.
6
Page 7
Property, Plant and Equipment

Property, plant and equipment are recorded at cost. The Company generally uses the straight-line method in computing depreciation for financial reporting purposes and generally uses accelerated methods for income tax purposes. The annual provisions for depreciation have been computed principally in accordance with the following ranges of asset lives: buildings - 10 to 50 years; machinery and equipment - 3 to 30 years.

Asset Abandonments and Write-Downs

The Company recorded a $108 million charge in the fourth quarter of fiscal year 2000 principally related to the abandonment of certain long-lived assets and other asset write-downs. The majority of the long-lived assets were idle and the decision to abandon was finalized after consideration of the ability to utilize the assets for their intended purpose, employ the assets in alternative uses or sell the assets to recover the carrying value. The remaining long-lived assets were in use in a product line, which is currently being marketed for sale, but were written down to fair value to recognize an impairment in the value of the assets.

Net Sales

The Company follows a policy of recognizing sales at the time of product shipment. Net margins from grain merchandised, rather than the total sales value thereof, are included in net sales in the consolidated statements of earnings. Sales of the Company, including the sales value of grain merchandised, were $18.6 billion in 2000, $18.5 billion in 1999, and $19.8 billion in 1998, and such sales include export sales of $5 billion in 2000, $5.2 billion in 1999, and $5.5 billion in 1998.

Per Share Data

Share and per share information has been adjusted to give effect to all stock dividends, including the 5 percent stock dividend declared in July 2000 and payable in September 2000. Basic earnings per common share are determined by dividing net earnings by the weighted average number of common shares outstanding.

New Accounting Standards

Effective July 1, 2000, the Company adopted Statement of Financial Accounting Standards Number 133 (SFAS 133) "Accounting for Derivative Instruments and Hedging Activities". SFAS 133 establishes standards for recognition and measurement of derivatives and hedging activities. As a result of this adoption, the Company will record in the first quarter of fiscal 2001 the cumulative effect of change in accounting adjustment to other comprehensive income (loss) of $(32 million), net of $19 million tax benefit, for derivatives which hedge the variable cash flows of certain forecasted transactions. The fair value of these derivative instruments was previously classified in inventory.

Effective June 30, 2001, the Company will adopt Emerging Issues Task Force Issue Number 99-19, "Reporting Revenue Gross as a Principal Versus Net as an Agent". The adoption of this Issue will result in the Company reporting revenue including the sales value of grain merchandised but will have no impact on gross profit or net earnings.
7
Page 8

CONSOLIDATED STATEMENTS OF EARNINGS

                                              Year Ended June 30
                                        2000         1999        1998
                                       (In thousands, except per share
                                                   amounts)

Net sales and other operating income   $12,876    $14,283,335   $16,108
                                          ,817                     ,630
Cost of products sold and other        11,657,     13,051,306   14,727,
operating costs                            242                      670

   Gross Profit                        1,219,5      1,232,029   1,380,9
                                            75                       60

Selling, general and administrative    729,358        701,075   660,692
expenses

   Earnings From Operations            490,217        530,954   720,268

Other expense                          (136,98      (111,121)   (110,25
                                            0)                       6)

   Earnings Before Income Taxes and    353,237        419,833   610,012
Extraordinary Loss

Income taxes                            52,334        138,545   206,403

   Earnings Before Extraordinary       300,903        281,288   403,609
Loss

                                          -                        -
Extraordinary loss, net of tax, on                   (15,324)         -
debt repurchase                           -

   Net Earnings                        $300,90       $265,964   $403,60
                                             3                        9

Basic and diluted earnings per
common share
   Before extraordinary loss             $0.47          $0.43     $0.62
   Extraordinary loss on debt                           (.02)
repurchase                                -                     -

   After Extraordinary Loss              $0.47          $0.41     $0.62

Average number of shares outstanding   637,409        652,694   653,378


See notes to consolidated financial
statements.

</TABLE
8
Page 9

CONSOLIDATED BALANCE SHEETS

                                     June 30
ASSETS                       2000
                                                 1999
                                       (In
                                     thousan
                                       ds)

CURRENT ASSETS
   Cash and cash                                $681,378
equivalents                $477,226
   Marketable securities                         222,191
                           454,223
   Receivables                                 1,922,163
                          2,139,896
   Inventories                                 2,732,694
                          2,856,884
   Prepaid expenses                              231,162
                           234,138

      Total Current                            5,789,588
Assets                    6,162,367

Investments and Other
Assets
   Investments in and                          1,484,980
advances to affiliates    1,876,633
   Long-term marketable                          779,916
securities                 617,633
   Other assets                                  408,236
                           489,386

                                               2,673,132
                          2,983,652

Property, Plant and
Equipment
   Land                                          163,607
                           163,722
   Buildings                                   1,949,211
                          2,098,124
   Machinery and                               8,384,865
equipment                 8,702,639
   Construction in                               675,870
progress                   416,546
   Less allowances for
depreciation              (6,103,95            (5,606,392)
                              0)

                                               5,567,161
                          5,277,081

                                               $14,029,8
                          $14,423,1                   81
                              00


9
Page 10

CONSOLIDATED BALANCE SHEETS

                                                 June 30
Liabilities and Shareholders'             2000               1999
Equity
                                                   (In
                                                 thousan
                                                   ds)

Current Liabilities
   Short-term debt                       1,550,5           1,241,369
                                              71
   Accounts payable                      2,139,7           2,004,396
                                              44
   Accrued expenses                      610,735             567,593
   Current maturities of long-            31,895              26,907
term debt


      Total Current Liabilities          4,332,9           3,840,265
                                              45

Long-Term Debt                           3,277,2           3,191,883
                                              18

Deferred Liabilities
   Income taxes                          560,772             619,752
   Other                                 141,922             137,341


                                         702,694             757,093

Shareholders' Equity
   Common stock                          5,232,5           5,081,320
                                              97
   Reinvested earnings                   1,325,3           1,419,321
                                              23
   Accumulated other                                           (260,
comprehensive loss                      (447,677                001)
                                            )


                                         6,110,2           6,240,640
                                              43


                                         $14,423           $14,029,8
                                            ,100                  81


See notes to consolidated
financial statements.

10
Page 11

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                  June 30
                                        2000        1999        1998
                                                    (In
                                                 thousands)
Operating Activities
  Net earnings
                                       $300,      $265,964     $403,6
                                        903                      09
  Adjustments to reconcile to net
cash provided by operations
   Depreciation and amortization
                                       604,2      584,965      526,81
                                         29                      3
   Asset abandonments and write-downs                            -
                                       108,4         -
                                         77
   Deferred income taxes                (23,8
                                          12)      49,676      28,659
   Amortization of long-term debt
discount                               43,41       37,216      33,297
                                         0
   (Gain) loss on marketable            (10,1      (101,780)   (36,30
securities transactions                   66)                      3)
   Extraordinary loss on debt            -                       -
repurchase                                         15,324
   Other
                                       43,42       95,456      39,292
                                         7
   Changes in operating assets and
liabilities
    Receivables                         (278,                  (294,4
                                         383)      56,946         07)
    Inventories                         (160,       (79,811)   (150,5
                                         422)                     09)
    Prepaid expenses                    (3,33       (63,294)   (27,27
                                           8)                      5)
    Accounts payable and accrued
expenses                               191,0      359,185      90,203
                                         71

     Total Operating Activities
                                       815,3     1,219,847     613,37
                                         96                      9

Investing Activities
  Purchases of property, plant and      (428,      (671,471)   (702,6
equipment                                737)                     83)
  Net assets of businesses acquired     (30,4      (136,021)   (370,5
                                          22)                     61)
  Investments in and advances to        (362,      (117,371)   (366,9
affiliates, net                          072)                     68)
  Purchases of marketable securities    (1,10      (635,562)   (1,202
                                        1,100                   ,662)
                                            )
  Proceeds from sales of marketable
securities                             912,9     1,139,466     1,007,
                                         23                     373
  Increase in other assets              (50,0                    -
                                          00)        -


     Total Investing Activities         (1,05      (420,959)   (1,635
                                        9,408                   ,501)
                                            )

Financing Activities
  Long-term debt borrowings
                                       108,8      383,735      441,46
                                         95                      4
  Long-term debt payments               (54,6       (88,785)   (55,97
                                          09)                      2)
  Net borrowings under line of credit              (338,109)
agreements                             316,9                   774,03
                                         32                      3
  Purchases of treasury stock           (210,      (313,829)   (81,15
                                         911)                      4)
  Cash dividends and other              (120,      (106,847)   (107,7
                                         447)                     12)

     Total Financing Activities                    (463,835)
                                       39,86                   970,65
                                         0                       9

     Increase (Decrease) in Cash and    (204,
Cash Equivalents                         152)     335,053      51,463

Cash and Cash Equivalents Beginning
of Year                                681,3      346,325      397,78
                                         78                      8

     Cash and Cash Equivalents End of
Year                                   $477,      $681,378     $346,3
                                        226                      25

Supplemental cash flow information
  Non-cash investing and financing
activities
    Common stock issued in purchase       $             $      $298,2
acquisition                            -        -                  44

See notes to consolidated financial
statements.

11
Page 12

CONSOLIDATED STATEMENTS OF SHAREHOLDERS'
EQUITY

                                               Accumul  Other
                                                  ated
                                                Comprehensive
                                                Income (Loss)


                                                       Unrealiz
                                                          ed
                                                         Net
                                                        Gains
                                              Foreign  (losses)  Total
                     Common
                     Stock
                                       Reinv  Currenc     on     Shareh
                                       ested     y     Marketab  olders
                                                          le       '
                      Shares   Amoun   Earni  Transla  Securiti  Equity
                                 t      ngs     tion      es


Balance July 1, 1997   557,874  $4,19  $1,84   ($107,4 $120,498  $6,050
                                2,321  4,744       34)             ,129
Comprehensive income
  Net earnings                         403,6
                                          09
  Foreign currency                             (108,55
translation                                         1)
  Change in unrealized net gains                          1,187
   (losses) on marketable securities
    Total                                                        296,24
comprehensive income                                                  5
Cash dividends paid-                   (111,                     (111,5
$.17 per share                          551)                        51)
5% stock dividend       28,534  473,9  (473,
                                   48   948)
Treasury stock         (3,767)  (81,1                            (81,15
purchases                         54)                                4)
Common stock issued     13,953  298,2                            298,24
in purchase                        44                                 4
 acquisition
Other                    2,627  53,29  (291)                     52,999
                                    0

     Balance June      599,221  4,936  1,662   (215,98  121,685  6,504,
30, 1998                         ,649   ,563        5)              912

Comprehensive income
  Net earnings                         265,9
                                          64
  Foreign currency                             (83,842
translation                                          )
  Change in unrealized net gains                       (81,859)
   (losses) on marketable securities
    Total                                                        100,26
comprehensive income                                                  3
Cash dividends paid-                   (117,                     (117,0
$.18 per share                          089)                        89)
5% stock dividend       29,180  391,8  (391,
                                   89   889)
Treasury stock        (19,867)  (313,                            (313,8
purchases                        829)                               29)
Other                    4,261  66,61  (228)                     66,383
                                    1

     Balance June      612,795  5,081  1,419   (299,82   39,826  6,240,
30, 1999                         ,320   ,321        7)              640

Comprehensive income
  Net earnings                         300,9
                                          03
  Foreign currency                             (97,030
translation                                          )
  Change in unrealized net gains                       (90,646)
   (losses) on marketable securities
    Total                                                        113,22
comprehensive income                                                  7
Cash dividends paid-                   (120,                     (120,0
$.19 per share                          001)                        01)
5% stock dividend       30,109  274,4  (274,
                                   73   473)
Treasury stock        (17,711)  (210,                            (210,9
purchases                        911)                               11)
Other                    7,103  87,71  (427)                     87,288
                                    5

     Balance June      632,296  $5,23  $1,32   ($396,8 ($50,820  $6,110
30, 2000                        2,597  5,323       57)        )    ,243


See notes to
consolidated
financial
statements.



12
Page 13

Note 1-Marketable Securities and Cash
Equivalents

                                        Unreali Unreali
                                          zed     zed
                                Cost     Gains   Losses     Fair
                                                           Value
 2000                                       (In
                                            Thousan
                                                ds)
  United States government
obligations
    Maturity less than 1       $499,50     $489     $467   $499,53
year                                 9                           1
    Maturity 1 year to 5        39,788       74             39,862
years                                              -

  Other debt securities
    Maturity less than 1       173,454      700        1   174,153
year

  Equity securities            665,095   60,192  149,142   576,145
                               $1,377,  $61,455  $149,61   $1,289,
                                   846                 0       691



                                        Unreali Unreali
                                          zed     zed
                                Cost     Gains   Losses     Fair
                                                           Value
 1999                                       (In Thousan
                                                ds)
  United States government
obligations
    Maturity less than 1       $405,72     $260     $279   $405,70
year                                 3                           4
    Maturity 1 year to 5        35,392
                                                 298    35,094
years                                      -

  Other debt securities
    Maturity less than 1       238,827       75        2   238,900
year

  Equity securities            705,156  103,762  $65,808   743,110
                               $1,385,  $104,09  $66,387   $1,422,
                                   098        7                808

13
Page 14

Note 2-Inventories

                                  2000
                                         1999
                                    (In thousands)
LIFO inventories                $420,824

                                             367,902
     FIFO value
                                         (1,360)
                                   -
     LIFO valuation reserve      420,824

                                             366,542
     LIFO carrying value



FIFO inventories, including     2,436,06

hedging                                0    2,366,152
   procedure method             $2,856,8

                                      84   $2,732,694


14
Page 15

Note 3-Investments In and Advances to
Affiliates


The Company has 97 unconsolidated affiliates located in North and South America, Africa,
Europe and Asia, accounted for under the equity method. The following table summarizes the
Balance sheets as of June 30, 2000 and 1999, and the statements of earnings for the three years
Ended June 30, 2000 of the Company's
unconsolidated affiliates:


                                2000          1999        1998
                                       (In thousands)
Current assets                 $3,894,202
                                           $3,359,596
Non-current assets              7,571,209
                                            6,155,709
Current liabilities             2,286,132
                                            2,241,739
Non-current liabilities         1,910,057
                                            1,695,557
Minority interests                265,937
                                             309,712
Net sales                      15,009,536                $13,651,
                                           14,605,815         086
Gross profit                    1,211,868                1,161,67
                                            1,124,363           3
Net income (loss)                 725,759      (2,630)    216,178


The Company's investment in unconsolidated affiliates exceeds the underlying equity in net assets by $109 million, which amount is being amortized on a straight-line basis over 10 to 40 years.

Three foreign affiliates for which the Company has a carrying value of $370 million have a market value of $183 million based on quoted market prices and exchange rates at June 30, 2000.

15
Page 16

Note 4-Debt and Financing Arrangements


                                  2000        1999
                                    (In thousands)

7.5% Debentures $350 million
face amount, due in 2027          $347,926    $347,903

Zero Coupon Debt $400 million
face amount, due in 2002          313,344     274,198

6.625% Debentures $300 million
face amount, due in 2029          298,579     298,563

8.875% Debentures $300 million
face amount, due in 2011          298,545     298,467

8.125% Debentures $300 million
face amount, due in 2012          298,305     298,224

8.375% Debentures $300 million
face amount, due in 2017          294,669     294,530

6.25% Notes $250 million
face amount, due in 2003          249,600     249,513

7.125% Debentures $250 million
face amount, due in 2013          249,485     249,460

6.95% Debentures $250 million
face amount, due in 2097          246,124     246,095

6.75% Debentures $200 million
face amount, due in 2027          195,676     195,572

5.87% Debentures $196 million
face amount, due in 2010          109,074     105,520


Other                             407,786     360,745

 Total long-term debt             3,309,11   3,218,790
                                         3

 Less current maturities           (31,895)    (26,907)

                                    $3,277,2    $3,191,88
                                        18           3


 In 1999, the Company incurred a pre-tax extraordinary charge of $24 million resulting from the repurchase of a portion of its 7% debentures due in 2011.
 The remaining 7% debentures were exchanged for 5.87% debentures due in
 2010.

 At June 30, 2000, the fair value of the Company's long-term debt exceeded the carrying value by $1.5 million, as estimated by using quoted market prices or discounted future cash flows based on the Company's current incremental bor-rowing rates for similar types of borrowing arrangements.

 Unamortized original issue discount on the Zero
 Coupon Debt is being amor-
 tized at 13.80%. Accelerated amortization of the discount for tax purposes has the effect of lowering the actual rate of interest to be paid over the remaining life of the issue to approximately
 4.94%.

 The aggregate maturities for long-term debt for the five years after June 30, 2000 are $32 million, $425 million, $273 million, $23 million, and $123 million, respectively.

 At June 30, 2000, the Company had lines of credit totaling $2.2 billion. The weighted average interest rates on short-term borrowings outstanding at June
 30, 2000 and 1999 were 6.57% and 4.71%,
 respectively.



 Note 5-Shareholders' Equity


 The Company has authorized 800 million shares of common stock and 500,000 shares of preferred stock, both without par value. No preferred stock has been issued. At June 30, 2000 and 1999, the Company had approximately 18.7 million and 23.7 million common shares, respectively, in treasury.
 Treasury stock is
 recorded at cost, $210 million at June 30, 2000, as a reduction of common stock.

 Stock option plans provide for the granting of options to employees to purchase common stock of the Company at market value on the date of grant. Options expire five to ten years after the date of grant. At June
 30, 2000, there were 7.8
 million shares available for future grant. Stock option activity during the years indicated is as follows:

                                                Weighted
                                                 Average
                                    Number   Exercise Price
                                      of
                                    Shares      Per Share
                                         (In thousands)
   Shares under option at June       5,002       $12.44
 30, 1997
     Granted                             38        19.17
     Exercised                                     11.40
                                     (560)
     Cancelled                                     13.75
                                     (71)
   Shares under option at June       4,409         12.61
 30, 1998

     Granted                         2,398         14.22
     Exercised                      (1,286)        10.99
     Cancelled                                     11.62
                                     (216)
   Shares under option at June       5,305         13.77
 30, 1999

     Granted                         5,795         10.72
     Exercised                                     12.43
                                      (5)
     Cancelled                                     12.82
                                     (652)
   Shares under option at June                   $12.14
 30, 2000                           10,443


   Shares exercisable at June 30,    1,795         13.72
 2000
   Shares exercisable at June 30,    1,440         13.11
 1999
   Shares exercisable at June 30,    2,332         11.73
 1998

 At June 30, 2000, the range of exercise prices and weighted average remaining contractual life of outstanding options was $9.52 to $19.51 and six years, respectively.

 The Company accounts for its stock option plans in
 accordance with Accounting
 Principles Board Opinion Number 25 (APB 25) "Accounting for
 Stock Issued to
 Employees."  Under APB 25, compensation expense is
 recognized if the exercise
 price of the employee stock option is less than the market
 price on the grant
 date.  Statement of Financial Accounting Standards Number
 123 "Accounting for
 Stock-Based Compensation" requires the fair value of
 options granted and the
 pro forma impact on earnings and earnings per share be
 disclosed when material.
 Had compensation expense for stock options been determined
 based on the
 fair value of options granted, the Company's 2000 net
 earnings would have been
 impacted by approximately one and one-half percent.  1999
 net earnings
 would have been impacted by approximately one-half of one
 percent and 1998 net
 earnings by less than one-quarter of one percent.  The
 Company's 2000 earnings per
 share would have been affected by approximately three-
 quarters of one percent.  1999
 and 1998 earnings per share would have been affected by
 approximately one-
 quarter of one percent.

 The weighted average fair values of options granted during 2000, 1999 and
 1998 are $3.20, $4.62 and $5.88, respectively. The fair value of each option grant is estimated as of the date of grant using the Black-Scholes single option pricing model for pro forma footnote purposes. Expected dividend yield was assumed to be 2 percent in 2000 and 1 percent in 1999 and 1998. An expected risk-free interest rate of 8 percent was assumed in 2000 and 6 percent in 1999 and 1998. Expected volatility was assumed to be .3 percent in 2000 and 1999 and .2 percent in 1998. Expected option life was assumed to be six years in 2000, five years in 1999 and four years in 1998.

 16
 Page 17

 Note 6-Other Expense

                            2000
                                  1999       1998

 Investment income        $136,317   $118,720
                                               $123,729
 Interest expense

                          (377,404  (326,207   (293,220
                             )          )         )
 Net gain on marketable

  securities

 transactions              10,103    101,319    36,544
 Equity in earnings

 (losses)
  of affiliates

                           88,206    (4,273)    20,364
 Other

                           5,798      (680)     2,327
                          ($136,98
                                ($111,12   ($110,25
                             0)        1)         6)

 Interest expense is net of interest capitalized of $23 million, $26 million and $37 million in 2000, 1999 and 1998, respectively.

 The Company made interest payments of $366 million, $299 million and
 $295 million in 2000, 1999, and 1998,
 respectively.

 Realized gains on sales of available-for-sale marketable securities totaled
 $17 million, $102 million and $37 million in 2000, 1999 and 1998, respectively. Realized losses totaled $7 million and $1 million in 2000 and
 1999, respectively.



 Note 7-Income Taxes

 For financial reporting purposes, earnings before income taxes and extraordinary loss includes the following components:


                            2000       1999        1998
                                    (In thousands

 United States             $          $
                          211,159    327,489     $458,184
 Foreign
                          142,078    92,344      151,828
                           $          $           $
                          353,237    419,833     610,012


 Significant components of income
 taxes are as follows:

                            2000       1999        1998
                                   (In thousands)
 Current
  Federal                             $           $
                          $36,624    74,040      111,152
  State
                          22,099     12,787      20,879
  Foreign
                          30,480     27,968      54,724
 Deferred
  Federal
                          (33,025)   25,085      14,474
  State
                          (7,693)    674         1,451
  Foreign
                          3,849      (2,009)     3,723
                                      $           $
                          $52,334    138,545     206,403



 Significant components of the Company's
 deferred tax liabilities
 and assets are as
 follows:

                                       2000        1999
                                        (In thousands)
 Deferred tax

 liabilities
  Depreciation                        $514,822    $527,833
  Bond discount                         49,733      58,286
 amortization
  Other                                 91,851      85,285
                                       656,406     671,404

 Deferred tax assets
  Unrealized loss on marketable         37,336       2,117
 securities
  Postretirement                        35,103      32,786
 benefits
  Other                                129,139     107,771
                                       201,578     142,674

 Net deferred tax                      454,828     528,730
 liabilities

 Current net deferred tax assets
 included
  in prepaid expenses                  105,944      91,022
 Non-current net                      $560,772    $619,752
 deferred tax
 liabilities


 Reconciliation of the statutory federal income tax rate to the Company's effective tax rate on earnings before extraordinary loss is as follows:


                          2000       1999        1998
 Statutory rate                          35.0%       35.0%
                              35.0%
 Prior years tax             (17.0)          -           -
 redetermination
 Foreign sales                (6.3)      (4.5)       (4.7)
 corporation
 State income taxes, net
 of
  federal tax benefit           2.7        2.2         2.4
 Indefinitely invested
 earnings of
  foreign affiliates          (0.3)      (1.8)         0.7
 Litigation settlements
 and
  fines                           -          -         1.4
 Other                          0.7        2.1       (1.0)


 Effective rate               14.8%      33.0%       33.8%

 The Company made income tax payments of $89 million, $111 million, and $225 million in 2000, 1999, and 1998 respectively.

 During the fourth quarter of 2000, the
 Company recognized a reduction
 in income tax related to a redetermination of foreign sales corporation benefits for prior years and the resolution of various other tax issues.
 This resulted in a $60 million credit, or $.09, per share to the current year provision.

 Undistributed earnings of the Company's
 foreign subsidiaries amounting
 to approximately $523 million at June 30, 2000 are considered to be permanently reinvested and, accordingly, no provision for U.S. income taxes has been provided thereon. It is not practicable to determine the deferred tax liability for temporary differences related to these undistributed earnings.

 17
 Page 18

 Note 8-Leases


 The Company leases manufacturing and warehouse facilities, real estate,
 Transportation and other equipment under operating leases which expire at various dates through the year 2026. Rent expense for 2000, 1999 and
 1998 was $89 million, $86 million and $82 million, respectively. Future minimum rental payments for non-cancelable operating leases with initial or remaining terms in excess of one year are as follows:

 Fiscal years                        (In thousands)
 2000                                       $32,375
 2001                                        21,320
 2002                                        18,715
 2003                                        13,889
 2004                                        11,524
 Thereafter                                  66,440
 Total minimum lease payments              $164,263



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
                            Pension Benefits         Postretirement
                                                        Benefits
                          2000     1999    1998    2000   1999   1998
                                    (In                   (In
                                  thousa                 thous
                                   nds)                  ands)
 Defined benefit plans
      Service cost       $         $       $       $      $       $
 (benefits earned       31,084    23,239  22,559   5,546 4,355   4,139
        During the
 period)
      Interest cost
                        47,818    37,903  33,658   5,693 4,284   4,403
      Expected return
 on plan assets         (50,910)  (43,84  (37,15   -     -       -
                                  4)      9)
      Actuarial loss
 (gain)                 891       969     (53)     (265) (769)   (663)
      Net amortization
                        1,071     40      (951)    165   (111)   (111)
           Net
 periodic pension       29,954    18,307  18,054   11,13 7,759   7,768
 expense                                           9

 Defined contribution
 plans                  18,455    17,775  15,497
      Total retirement   $         $       $       $      $       $
 plan expense           48,409    36,082  33,551   11,13 7,759   7,768
                                                   9

 The following tables set forth changes in the benefit obligation and the fair value of plan assets:

                          2000     1999    2000    1999
                                    (In thousands)
 Benefit obligation,     $         $       $        $
 beginning              696,658   638,00  81,330   61,19
                                  6                0
 Service cost
                        31,084    23,239  5,546    4,355
 Interest cost
                        47,818    37,903  5,693    4,284
 Actuarial loss (gain)
                        (25,443)  (6,581  4,237    8,288
                                  )
 Benefits paid
                        (32,461)  (23,96  (4,500   (2,85
                                  1)      )        1)
 Plan amendments
                        1,822     35,254  -        -
 Acquisitions/divestit
 ures, net              2,472     -       -        6,065
 Foreign currency
 effects                (9,934)   (7,202  (1)      (1)
                                  )
 Benefit obligation,     $         $                $
 ending                 712,016   696,65  $92,30   81,33
                                  8       5        0


 Fair value of plan      $         $       $        $
 assets, beginning      615,977   613,51  -        -
                                  6
 Actual return on plan
 assets                 52,000    15,685  -        -
 Employer
 contributions          29,762    20,378  4,500    2,851
 Benefits paid
                        (32,461)  (23,96  (4,500   (2,85
                                  1)      )        1)
 Acquisitions/divestit
 ures, net              6,031     -       -        -
 Foreign currency
 effects                (14,565)  (9,641  -        -
                                  )
 Fair value of plan      $         $       $        $
 assets, ending         656,744   615,97  -        -
                                  7


 Funded status           $         $
                        (55,272)  (80,68  $(92,3   $(81,
                                  1)      05)      330)
 Unamortized
 transition amount      (17,090)  (14,72  -        -
                                  9)
 Unrecognized net loss
 (gain)                 25,537    40,146  (9,468   (13,9
                                          )        71)
 Unrecognized prior
 service costs          44,575    59,600  4,613    4,779
 Adjustment for fourth
 quarter contributions  3,846     491     -        -
 Pension asset           $         $
 (liability)            1,596     4,827   $(97,1   $(90,
 recognized in the                        60)      522)
 balance sheet

 At June 30, 2000 and 1999, a
 prepaid pension benefit cost of
 $54 million and $57 million,
 respectively, and an accrued
 pension benefit liability of
 $75 million and $83million,
 respectively, were recognized
 in the consolidated balance
 sheets. For postretirement
 benefit plans, an accrued
 benefit liability of $97
 million and $91 million was
 recognized at June 30, 2000 and
 1999, respectively.


 The following table sets forth the principal assumptions used in developing the benefit obligation and the net periodic pension expense:

                          Pension  Benef    Pensi   Bene
                                  its          on  fits
                          2000     1999    2000    1999
      Discount rate       7.1%     7.0%    7.5%    7.0%
      Expected return     8.3%     8.9%     N/A     N/A
 on plan assets
      Rate of             4.2%     4.5%     N/A     N/A
 compensation increase

 18
 Page 19

 The projected benefit
 obligation, accumulated benefit
 obligation and fair value of
 plan assets for the U.S.
 retirement plans with
 accumulated benefit obligations
 in excess of plan assets were
 $539 million, $459 million, and
 $414 million, respectively, as
 of June 30, 2000 and $539
 million, $455 million, and $386
 million, respectively, as of
 June 30, 1999


 For measurement purposes, a
 7.6% annual rate of increase in
 the per capita cost of covered
 health care benefits was
 assumed for 2001. The rate was
 assumed to decrease gradually
 to 5.5% for 2004 and remain at
 that level thereafter.


 Assumed health care cost trend
 rates have a significant impact
 on the amounts reported for the
 health care plans.  A 1% change
 in assumed health care cost
 trend rates would have the
 following effect:


                                    1%              1%
                                  Increa           Decre
                                    se              ase
                                      (In
                                          thousa
                                          nds)
 Effect on total of service and    $                $
 interest cost components         1,092            (1,01
                                                   1)
 Effect on accumulated             $                $
 postretirement benefit           6,695            (6,35
 obligations                                       3)



 19
 Page 20

 Note 10-Segment and Geographic Information

 Based on the Company's organizational structure and the manner in which
 Performance is assessed and operating decisions are made, the Company operates as one business segment - procuring, transporting, storing, processing and merchandising agricultural commodities and products.

 Information about the Company's operations by geographic
 areas is as follows:
                                         2000       1999     1998
                                                 (In
                                                 millions)
 Net sales and other
 operating income
   United States                         $8,258      $9,288  $10,
                                                              784
   Germany                                1,523       1,795  1,88
                                                                9
   Other foreign                          3,096       3,200  3,43
                                                                6
                                        $12,877     $14,283  $16,
                                                              109
 Sales or transfers between

 geographic areas:

   United States                           $339        $339  $354



   Europe                                    47          47    51

   Other foreign                            228         228   146

                                       *    $614        $614  $551

 Earnings from operations:

   United States                           $412        $552  $550



   Germany                                   23          37     8

   Other foreign                             96         131    67

                                           $531        $720  $625


 Long-lived assets
   United States                         $4,275      $4,525  $4,3
                                                               50
   Germany                                  172         196   206
   Other foreign                            958         987   924
                                         $5,405      $5,708  $5,4
                                                               80

 Information about the Company's revenues by classes of
 products and services
 is as follows:
                                         2000       1999

                                                        1998
                                                 (In
                                                 millions)

   Oilseed products                      $7,219      $8,494  $10,
                                                              152
   Corn products                          1,950       1,855  2,15
                                                                4
   Wheat and other milled products        1,358       1,378  1,49
                                                                1
   Other products and services            2,350       2,556  2,31
                                                                2
                                        $12,877     $14,283  $16,
                                                              109


 20
 Page 21
 Note 11-Antitrust Investigation
 and Related Litigation


 The  Company, along with  other
 domestic and foreign companies,
 was  named as a defendant in  a
 number of putative class action
 antitrust   suits   and   other
 proceedings involving the  sale
 of  lysine, citric acid, sodium
 gluconate, monosodium glutamate
 and  high fructose corn  syrup.
 These  actions and  proceedings
 generally  involve  claims  for
 unspecified        compensatory
 damages, fines, costs, expenses
 and   unspecified  relief.  The
 Company  intends to  vigorously
 defend   these   actions    and
 proceedings unless they can  be
 settled    on   terms    deemed
 acceptable   by  the   parties.
 These matters have resulted and
 could  result  in  the  Company
 being   subject   to   monetary
 damages,  other  sanctions  and
 expenses.

 The Company has made provisions
 to  cover the fines, litigation
 settlements  and costs  related
 to      certain     of      the
 aforementioned    suits     and
 proceedings.  Because  of   the
 early  stage of other  putative
 class  actions and proceedings,
 including those related to high
 fructose   corn   syrup,    the
 ultimate      outcome       and
 materiality  of  these  matters
 cannot presently be determined.
 Accordingly,  no provision  for
 any  liability that may  result
 therefrom has been made in  the
 consolidated          financial
 statements.




 21
 Page 22

 REPORT OF INDEPENDENT AUDITORS

 Board of Directors and
 Shareholders
 Archer Daniels Midland Company
 Decatur, Illinois

        We   have  audited   the
 accompanying       consolidated
 balance   sheets   of    Archer
 Daniels  Midland  Company   and
 subsidiaries  as  of  June  30,
 2000  and 1999, and the related
 consolidated   statements    of
 earnings, shareholders'  equity
 and  cash flows for each of the
 three years in the period ended
 June  30, 2000. These financial
 statements       are        the
 responsibility of the Company's
 management.  Our responsibility
 is  to  express an  opinion  on
 these    financial   statements
 based on our audits.
      We conducted our audits in
 accordance    with     auditing
 standards generally accepted in
 the    United   States.   Those
 standards require that we  plan
 and perform the audit to obtain
 reasonable   assurance    about
 whether      the      financial
 statements are free of material
 misstatement. An audit includes
 examining,  on  a  test  basis,
 evidence supporting the amounts
 and    disclosures    in    the
 financial statements. An  audit
 also  includes  assessing   the
 accounting principles used  and
 significant estimates  made  by
 management,    as    well    as
 evaluating     the      overall
 financial             statement
 presentation. We  believe  that
 our audits provide a reasonable
 basis for our opinion.
        In   our  opinion,   the
 financial  statements  referred
 to above present fairly, in all
 material     respects,      the
 consolidated financial position
 of   Archer   Daniels   Midland
 Company and its subsidiaries at
 June 30, 2000 and 1999, and the
 consolidated results  of  their
 operations and their cash flows
 for each of the three years  in
 the period ended June 30, 2000,
 in  conformity with  accounting
 principles  generally  accepted
 in the United States.


 St. Louis, Missouri
 July 28, 2000





 22
 Page 23

 Quarterly Financial Data (Unaudited)

                                          Quarter
                             First   Second     Third    Fourth    Total
                              (In thousands, except per share amounts)
 Fiscal 2000
  Net sales                 $3,220,  $3,420,    $3,111   $3,123   $12,876
                                980      346      ,809     ,682      ,817
  Gross profit              272,320  406,273    334,97   206,00   1,219,5
                                                     6        6        75
  Net earnings               36,367  101,920    103,02   59,587   300,903
                                                     9
    Per common share           0.06       0.16      0.16     0.09      0.47


 Fiscal 1999
  Net sales                 $3,801,  $3,911,    $3,378   $3,192   $14,283
                                421      539      ,126     ,249      ,335
  Gross profit              293,636  421,330    238,92   278,14   1,232,0
                                                     3        0        29
  Earnings before           116,855  110,434    11,742   42,257   281,288
  extraordinary loss
    Per common share           0.18       0.16      0.02     0.07      0.43
  Net earnings              116,855   95,110    11,742   42,257   265,964
    Per common share           0.18      0.14      0.02     0.07      0.41


 Net earnings for the three months ended June 30, 2000 and the year ended
 June 30, 2000 include a charge to cost
 of products sold of $108 million ($72 million after tax, equal to $.11 per share) related to the abandonment of certain long-lived assets and other asset write-downs and a $60 million tax credit, equal to $.09 per share, related to a redeter-mination of foreign sales corporation benefits for prior years and the resolution of various other tax issues.

 During the second quarter of the year ended June 30, 1999, the Company incurred an extraordinary charge, net of tax, of $15 million, or $ .02 per share, resulting from the repurchase of a portion of its 7 percent debentures due May 2011.


 23
 Page 24

 Common Stock Market Prices and Dividends


 The Company's common stock is listed and traded on the New York Stock
 Exchange, Chicago Stock Exchange,
 Tokyo Stock Exchange, Frankfurt Stock Exchange and Swiss Exchange. The following table sets forth, for the periods indicated, the high and low market prices of the common stock and common stock cash dividends.

                                                       Cash
                         Market Price                  Divid
                                                       ends
                        High                  Low       Per
                                                       Share

 Fiscal 2000--
 Quarter Ended
  June 30          $  1   7/8           $  9         $ 0.048
                      1                       1/16
  March 31            1   3/4              8    3/8    0.048
                      2
  December 31         1   1/2              1    7/8    0.048
                      3                    0
  September 30        1  15/16             1    1/4    0.045
                      3                    1


 Fiscal 1999--
 Quarter Ended
  June 30          $  1   3/16          $  1    1/4    0.045
                      5                    2         $
  March 31            1   1/2              1    1/8    0.045
                      5                    3
  December 31         1   9/16             1           0.045
                      7                    4  5/16
  September 30        1   3/16             1           0.043
                      7                    3  7/16


 The number of shareholders of the Company's common stock at June 30, 2000 was 29, 911. The Company expects to continue its policy of paying regular cash dividends, although there is no assurance as to future dividends because they are dependent on future earnings, capital requirements and financial condition.

 24
 Page 25

 TEN YEAR SUMMARY

 Operating, Financial and Other Data (Dollars in
 thousands, except per share data)
                                  2000      1999       1998      1997
 Operating
   Net sales and other           $12,876   $14,283    $16,108   $13,853
 operating income                   ,817      ,335       ,630      ,262
   Depreciation and              604,229   584,965    526,813   446,412
 amortization
   Net earnings                  300,903   265,964    403,609   377,309
       Per common share             0.47      0.41       0.62      0.57
   Cash dividends                120,001   117,089    111,551   106,990
            Per common share        0.19      0.18       0.17      0.16


 Financial
   Working capital               $1,829,   $1,949,    $1,734,   $2,035,
                                     422       323        411       580
       Per common share             2.89      3.03       2.63      3.15
       Current ratio                 1.4       1.5        1.5       1.9
   Inventories                   2,856,8   2,732,6    2,562,6   2,094,0
                                      84        94         50        92
   Net property, plant and       5,277,0   5,567,1    5,322,7   4,708,5
 equipment                            81        61         04        95
   Gross additions to            475,396
 property, plant and                       825,676              1,127,3
     equipment                                       1,228,55        60
                                                        3
   Total assets                  14,423,   14,029,    13,833,   11,354,
                                     100       881        534       367
   Long-term debt                3,277,2   3,191,8    2,847,1   2,344,9
                                      18        83         30        49
   Shareholders' equity          6,110,2   6,240,6    6,504,9   6,050,1
                                      43        40         12        29
       Per common share             9.66      9.70       9.85      9.37


 Other
   Weighted average shares       637,409
 outstanding                               652,694    653,378   657,478
     (000s)
   Number of shareholders         29,911    31,764     32,539    33,834
   Number of employees            22,753    23,603     23,132    17,160


 Share and per share data have been adjusted for a three-for-two stock split in December 1994 and annual 5% stock dividends through September 2000.

 Net earnings for 1999 include an extraordinary charge of $15 million, or $.02 per share, from the repurchase of debt.

 Net earnings for 1993 include a net credit of $68 million, or $.09 per share, and a charge of $35 million, or $.05 per share, for the cumulative effects of changes in accounting for income taxes and postretirement benefits, respectively.

 25
 Page 26

  1996      1995       1994      1993     1992     1991

 $13,239   $12,555    $11,158   $9,578   $9,026   $8,271
    ,839      ,403       ,479     ,370     ,177     ,588
 393,605   384,872    354,463   328,54   293,72   261,36
                                     9        9        7
 695,912   795,915    484,069   567,52   503,75   466,67
                                     7        7        8
    1.04      1.15       0.69     0.78     0.69     0.64
  90,860    46,825     32,586   32,266   30,789   29,527
    0.14      0.07       0.05     0.04     0.04     0.04



 $2,751,   $2,540,    $2,783,   $2,961   $2,276   $1,674
     132       260        817     ,503     ,564     ,735
    4.15      3.74       4.03     4.10     3.15     2.31
     2.7       3.2        3.5      4.1      3.4      3.0
 1,790,6   1,473,8    1,422,1   1,131,   1,025,   917,49
      36        96         47      787      030        5
 4,114,3   3,762,2    3,538,5   3,214,   3,060,   2,695,
      01        81         75      834      096      625
 801,426   657,915    682,485   572,02   614,84   911,58
                                     2        4        6
 10,449,   9,756,8    8,746,8   8,404,   7,524,   6,260,
     869        87         53      111      530      607
 2,002,9   2,070,0    2,021,4   2,039,   1,562,   980,27
      79        95         17      143      491        3
 6,144,8   5,854,1    5,045,4   4,883,   4,492,   3,922,
      12        65         21      251      353      295
    9.26      8.61       7.30     6.76     6.21     5.42



 668,583   690,105    697,246   723,47   725,41   727,92
                                     9        5        7
  35,431    34,385     33,940   33,654   32,277   28,981
  14,811    14,833     16,013   14,168   13,524   13,049

 26