Form 10-K, Exhibit 13
period 2001-06-30
ARCHER DANIELS MIDLAND CO
filed 2001-09-28
CIK 7084

MANAGEMENT'S DISCUSSION OF

OPERATIONS AND FINANCIAL CONDITION - JUNE 30, 2001

Operations

The Company is principally engaged in procuring, transporting, storing, processing and merchandising agricultural commodities and products. The Oilseeds & Corn Processing Segment processes oilseeds and corn, and sells the resulting processed products as food or feed ingredients or for industrial uses. The Agricultural Services Segment utilizes the Company's vast grain elevator and transportation network to buy, store, clean and transport agricultural commodities, such as oilseeds, corn, wheat, milo, oats and barley, and resells these commodities primarily as food or feed ingredients. A summary of net sales and other operating income by reportable segment is as follows:

	2001	2000	1999
	(in millions)
Oilseeds & Corn Processing	$ 10,464	$ 10,109	$ 10,727
Agricultural Services	5,644	4,640	3,574
Other	3,943	3,863	4,209
	$ 20,051	$ 18,612	$ 18,510

2001 compared to 2000

Sales and other operating income increased 8 percent to $20.1 billion due to increased average selling prices and increased volumes of grain merchandised. Oilseeds & Corn Processing sales increased 4 percent to $10.5 billion due primarily to higher average selling prices and, to a lesser extent, increased sales volumes. These volume and price increases were due principally to increased world-wide demand for protein meal due to meat and bone meal restrictions stemming from Bovine Spongiform Encephalopathy (BSE) concerns and to increased demand for fuel alcohol arising from new market expansions and higher gasoline prices. Partially offsetting these increases were decreased vegetable oil selling prices resulting from industry wide record vegetable oil stocks. Agricultural Services sales increased 22 percent to $5.6 billion due to increased sales volumes attributable principally to the Company's recently-established Latin American merchandising offices. Other sales increased due primarily to increased demand for the Company's cocoa products and to increased volumes and higher average selling prices for the Company's amino acid products due to increases in competing protein meal prices. Partially offsetting these increases were decreased sales volumes and price of wheat flour and other milled products due to weak demand for the products, customer consolidations and industry production overcapacity.

Cost of products sold increased $1.2 billion to $18.6 billion due primarily to increased volumes of grain merchandised and to higher energy and fuel costs. Raw agricultural commodity prices remained relatively unchanged for the year.

Gross profit increased $212 million to $1.4 billion due principally to increased profits in Oilseeds & Corn Processing due to strong worldwide demand for protein meals and to increased sales volume and higher average selling prices of fuel alcohol. These increases in profits were partially offset by significantly higher energy and fuel related costs. Agricultural Services gross profit decreased slightly for the year due to difficult operating conditions for the Company's barge and towboat operations stemming from ice and flooding on the Mississippi River and to high fuel prices. This decrease was partially offset by increased grain merchandising margins.

Selling, general and administrative expenses increased $2 million for the year to $731 million due principally to $4 million of expenses attributable to recently acquired operations and to increased advertising and promotional expenses. These increases were partially offset by decreased bad debt expense and decreased salary-related costs associated with the prior year's facility closures and consolidations.

Other expense increased $42 million to $179 million due principally to realized losses on marketable securities transactions and increased interest expense due to higher average borrowing rates and reduced capitalized interest. These increases were partially offset by increased equity in earnings of unconsolidated affiliates and by increased investment income. The increase in earnings of unconsolidated affiliates resulted primarily from a gain of $95 million representing the Company's equity share of the gain reported by the Company's unconsolidated affiliate, Compagnie Industrelle et Financiere des Produits Amylaces SA ("CIP"), upon the sale of its interests in wet corn milling and wheat starch production businesses. This increase was partially offset by decreased equity in earnings of unconsolidated affiliates resulting primarily from lower valuations of the Company's private equity fund investments. The increase in investment income was due primarily to interest on income tax refunds related to IRS settlements.

The increase in income taxes for 2001 resulted primarily from higher pretax earnings and to a $60 million tax credit in 2000 related to a redetermination of foreign sales corporation benefits for prior years and the resolution of various other tax issues. The Company's effective income tax rate for 2001 was 27 percent, reflecting no taxes being provided on the gain related to the aforementioned CIP transaction. CIP is a foreign corporate joint venture and CIP intends to permanently reinvest the proceeds from the sale. Excluding the effects of the CIP transaction in 2001 and the $60 million tax credit in 2000, the Company's effective tax rate for both 2001 and 2000 was approximately 32 percent.

2000 compared to 1999

Net sales and other operating income increased 1 percent to $18.6 billion for 2000 due principally to increased volumes of grain merchandised partially offset by decreased average selling prices. Oilseeds & Corn Processing sales decreased by 6 percent to $10.1 billion due primarily to lower average selling prices reflecting the lower cost of raw materials. Partially offsetting this decrease were increased sales volume of the Company's fuel alcohol arising from good demand from existing sales markets and expansion into new markets due to higher gasoline prices and relative ethanol pricing. Agricultural Services sales were up 30 percent to $4.6 billion due primarily to increased sales volumes attributable to strong domestic demand of specialty grains and to sales of the Company's newly-established Latin American merchandising offices. These volume increases were offset by lower average selling prices reflecting the lower costs of raw materials. Sales of other products and services decreased 9 percent to $3.9 billion due principally to lower average selling prices of the Company's wheat milling, cocoa and formula feed businesses reflecting the lower costs of raw materials. This decrease was partially offset by sales attributable to recently acquired wheat milling operations in the United Kingdom and the Caribbean.

Cost of products sold and other operating costs increased $115 million to $17.4 billion due primarily to increased volumes of grain merchandised. This increase was partially offset by lower average raw material costs arising from an abundant worldwide supply of agricultural commodities.

Gross profit decreased $12 million to $1.2 billion in 2000 due primarily to a $108 million charge to cost of products sold related to the abandonment of certain long-lived assets and other asset write-downs. This decrease was partially offset by increased profits in Agricultural Services due to increased volumes and margins attributable to grain merchandising and to increased profits in Oilseeds & Corn Processing due to good demand for vegetable oils and fuel ethanol. The profits of Other Products and Services increased primarily due to higher average selling prices of the Company's amino acid products and to reduced operating costs and improved efficiencies related to the Company's cocoa operations.

Selling, general and administrative expenses increased $28 million for the year to $729 million due principally to $26 million of expenses attributable to recently acquired operations and to newly established international merchandising offices. Increased bad debt expense and increased severance costs associated with facility closures and consolidations were offset by decreased advertising expenses.

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

Liquidity and Capital Resources

At June 30, 2001, the Company continued to show substantial liquidity with working capital of $2.3 billion. Capital resources remained strong as reflected in the Company's net worth of $6.3 billion. The principal sources of capital during the year were funds generated from operations and funds generated from the issuance of $400 million of 7% debentures due in 2031. The principal uses of capital during the year were investments in property, plant and equipment, investments in affiliates and business acquisitions. The Company's ratio of long-term debt to total capital (the sum of the Company's long-term debt, deferred liabilities and shareholders' equity) at both June 30, 2001 and 2000 was approximately 32 percent. This ratio is a measure of the Company's long-term liquidity and is an indicator of financial flexibility. Annual maturities of long-term debt for the five years after June 30, 2001 are $382 million, $272 million, $44 million, $112 million and $119 million, respectively.

Commercial paper and commercial bank lines of credit are available to meet seasonal cash requirements. At June 30, 2001, the Company had $2.1 billion of short-term bank credit lines. Standard & Poor's and Moody's rate the Company's commercial paper as A-1 and P-1, respectively, and rate the Company's long-term debt as A+ and A1, respectively. In addition to the cash flow generated from operations, the Company has access to equity and debt capital through numerous alternatives from public and private sources in domestic and international markets.

Market Risk Sensitive Instruments and Positions

The market risk inherent in the Company's market risk sensitive instruments and positions is the potential loss arising from adverse changes in commodity prices, marketable equity security prices, foreign currency exchange rates and interest rates as described below.

Commodities

The availability and price of agricultural commodities are subject to wide fluctuations due to unpredictable factors such as weather, plantings, government (domestic and foreign) farm programs and policies, changes in global demand resulting from population growth and higher standards of living, and global production of similar and competitive crops. To reduce price risk caused by market fluctuations, the Company generally follows a policy of using exchange-traded futures contracts to minimize its net position of merchandisable agricultural commodity inventories and forward cash purchase and sales contracts. In addition, the Company from time to time enters into futures contracts which are designated as hedges of specific volumes of commodities that will be purchased and processed in a future month. The changes in the market value of such futures contracts has historically been, and is expected to continue to be, highly effective at offsetting changes in price movements of the hedged item. Gains and losses arising from open and closed hedging transactions are deferred in other comprehensive income, net of applicable taxes, and recognized in the statement of earnings when the finished goods produced from the hedged items are sold.

A sensitivity analysis has been prepared to estimate the Company's exposure to market risk of its commodity position. The Company's daily net commodity position consists of inventories, related purchase and sale contracts, and exchange-traded futures contracts, including those to hedge portions of production requirements. The fair value of such position is a summation of the fair values calculated for each commodity by valuing each net position at quoted futures prices. Market risk is estimated as the potential loss in fair value resulting from a hypothetical 10 percent adverse change in such prices. The results of this analysis, which may differ from actual results, are as follows.
	2001 Fair Value Market Risk		2000 Fair Value Market Risk
	(in millions)
Highest long position	$ 237	$24	$254	$25
Highest short position	302	30	293	29
Average position long (short)	(52)	5	(25)	2

The decrease in fair value of the average position for 2001 compared to 2000 was principally a result of a decrease in the daily net commodity position and, to a lesser extent, from a decrease in quoted futures prices.

Marketable Equity Securities

Marketable equity securities, which are recorded at fair value, have exposure to price risk. The fair value of marketable equity securities is based on quoted market prices. Risk is estimated as the potential loss in fair value resulting from a hypothetical 10 percent adverse change in quoted market prices. Actual results may differ.
	2001	2000
	(in millions)
Fair value	$699	$576
Market risk	70	58

The increase in fair value for 2001 compared to 2000 resulted primarily from an increase in quoted market prices and, to a lesser extent, to disposals of securities.

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

The amount the Company considers permanently invested in foreign subsidiaries and affiliates and translated into dollars using the year-end exchange rate is $2.3 billion at June 30, 2001 and $2.1 billion at June 30, 2000. This increase is due to additional investments and earnings of the subsidiaries and affiliates, partially offset by a decrease due to changes in exchange rates. The potential loss in fair value resulting from a hypothetical 10 percent adverse change in quoted foreign currency exchange rates amounts to $232 million and $207 million for 2001 and 2000, respectively. Actual results may differ.

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
	2001	2000
	(in millions)
Fair value of long-term debt	$3,553	$3,279
Excess of fair value over carrying value	202	2
Market risk	190	140

The increase in fair value for the current year resulted from both the issuance of long-term debt and the effect of a decrease in quoted interest rates.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is principally engaged in the procuring, transporting, storing, processing, and merchandising of agricultural commodities and products.

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

Marketable Securities

The Company classifies all of its marketable securities as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of income taxes, reported as a component of other comprehensive income (loss). The Company uses the specific identification method when securities are sold or classified out of accumulated other comprehensive income (loss) into earnings.

Inventories

Inventories of merchandisable agricultural commodities, which include amounts acquired under deferred pricing contracts, are stated at market value. The Company also values certain inventories using the lower of cost, determined by either the last-in, first-out (LIFO) or first-in, first-out (FIFO) methods, or market.

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

Asset Abandonments and Write-Downs

The Company recorded a $108 million charge in cost of products sold during the fourth quarter of fiscal year 2000 principally related to the abandonment of certain assets. The majority of the assets were idle and the decision to abandon was finalized after consideration of the ability to utilize the assets for their intended purpose, employ the assets in alternative uses or sell the assets to recover the carrying value. The remaining assets were in use in a product line, which are being marketed for sale, but were written down to fair value to recognize an impairment in the value of the assets. After the write down, the carrying value of these assets are immaterial.

Net Sales

The Company follows a policy of recognizing sales at the time of product shipment. Effective July 1, 2000, the Company adopted Emerging Issues Task Force Issue 99-19, "Reporting Revenue Gross as a Principal Versus Net as an Agent". The adoption of this issue results in the Company reporting the total sales value of grain merchandised, in lieu of net margins from grain merchandised, in the "Net sales and other operating income" category. The "Gross profit" category is unchanged as costs related to the grain merchandised are now reported in the "Cost of products sold" category. Prior year amounts have been reclassified to conform to this change.

Per Share Data

Share and per share information has been adjusted to give effect to all stock dividends, including the 5% stock dividend declared in August 2001 and payable in September 2001. Basic earnings per common share is determined by dividing net earnings by the weighted average number of common shares outstanding. In computing diluted earnings per share, the weighted average number of common shares outstanding is increased by common stock options outstanding with exercise prices lower than the average market prices of common shares during each year. The number of common stock options outstanding excluded from the diluted earnings per share computation is not material.

New Accounting Standards

Effective July 1, 2000, the Company adopted Statement of Financial Accounting Standards Number 133 (SFAS 133) "Accounting for Derivative Instruments and Hedging Activities". SFAS 133 establishes standards for recognition and measurement of derivatives and hedging activities. As a result of this adoption, the Company recorded in the first quarter of fiscal 2001 the cumulative effect of change in accounting principle to other comprehensive income (loss) of $(32 million), net of a $19 million tax benefit, for derivatives which hedge the variable cash flows of certain forecasted transactions. The fair value of these derivative instruments was previously classified in inventory.

Effective July 1, 2000, the Company adopted Staff Accounting Bulletin Number 101 (SAB 101) "Revenue Recognition in Financial Statements". SAB 101 provides specific guidance on recognition, presentation and disclosure of revenue in financial statements. The effect of the adoption of SAB 101 did not have a material impact on the Company's financial statements.

In July 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards Number 141 (SFAS 141) "Business Combinations" and Number 142 (SFAS 142) "Goodwill and Other Intangible Assets", effective for fiscal years beginning after December 15, 2001. Under the new standards, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives. The Company will apply the new standards on accounting for goodwill and other intangible assets beginning in the first quarter of fiscal 2003. During fiscal 2002, the Company will perform the first of the required impairment tests of goodwill and indefinite-lived intangible assets and has not yet determined the impact of adopting these standards.

Reclassifications

Certain items in prior year financial statements have been reclassified to conform to the current year's presentation.

CONSOLIDATED STATEMENTS OF EARNINGS

Archer Daniels Midland Company

	Year Ended June 30
	2001	2000	1999
	(In thousands, except per share amounts)

Net sales and other operating income	$20,051,421	$18,612,423	$18,509,903
Cost of products sold	18,619,623	17,392,848	17,277,874

Gross Profit	1,431,798	1,219,575	1,232,029

Selling, general and administrative expenses	731,029	729,358	701,075

Earnings From Operations	700,769	490,217	530,954

Other expense - net	178,870	136,980	111,121

Earnings Before Income Taxes and Extraordinary Loss	521,899	353,237	419,833

Income taxes	138,615	52,334	138,545

Earnings Before Extraordinary Loss	383,284	300,903	281,288

Extraordinary loss, net of tax, on debt repurchase	-	-	15,324

Net Earnings	$383,284	$300,903	$265,964

Basic and diluted earnings per common share
Before extraordinary loss	$0.58	$0.45	$0.41
Extraordinary loss on debt repurchase	-	-	.02

After extraordinary loss	$0.58	$0.45	$0.39

Average number of shares outstanding	664,507	669,279	685,328

See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

Archer Daniels Midland Company

	June 30
ASSETS	2001	2000
	(In thousands)

Current Assets
Cash and cash equivalents	$ 676,086	$ 477,226
Marketable securities	141,672	454,223
Receivables	2,416,432	2,222,904
Inventories	2,631,885	2,822,712
Prepaid expenses	284,226	234,138

Total Current Assets	6,150,301	6,211,203

Investments and Other Assets
Investments in and advances to affiliates	2,052,222	1,876,633
Long-term marketable securities	698,629	617,633
Other assets	518,354	489,386

	3,269,205	2,983,652

Property, Plant and Equipment
Land	155,236	163,722
Buildings	2,067,654	2,098,124
Machinery and equipment	8,752,507	8,702,639
Construction in progress	411,150	416,546
Allowances for depreciation	(6,466,122)	(6,103,950)

	4,920,425	5,277,081

	$14,339,931	$14,471,936

CONSOLIDATED BALANCE SHEETS

Archer Daniels Midland Company

		June 30
Liabilities and Shareholders' Equity	2001		2000
		(In thousands)
Current Liabilities
Short-term debt	$ 875,703		$ 1,550,571
Accounts payable	1,794,684		2,188,580
Accrued expenses	814,450		610,735
Current maturities of long-term debt	382,144		31,895

Total Current Liabilities	3,866,981		4,381,781

Long-Term Debt	3,351,067		3,277,218

Deferred Liabilities
Income taxes	644,295		560,772
Other	145,905		141,922

	790,200		702,694

Shareholders' Equity
Common stock	5,608,741		5,232,597
Reinvested earnings	1,187,357		1,325,323
Accumulated other comprehensive loss	(464,415)		(447,677)

	6,331,683		6,110,243

	$14,339,931		$14,471,936

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Archer Daniels Midland Company

		Year Ended June 30
	2001	2000	1999
		(In thousands)
Operating Activities
Net earnings	$ 383,284	$ 300,903	$ 265,964
Adjustments to reconcile to net cash provided by operations
Depreciation and amortization	572,390	604,229	584,965
Plant shut downs and abandonments	-	108,477	-
Deferred income taxes	3,919	(23,812)	49,676
Amortization of long-term debt discount	49,584	43,410	37,216
(Gain) loss on marketable securities transactions	56,160	(10,166)	(101,780)
Stock contributed to employee benefit plans	40,425	61,721	56,054
Extraordinary loss on debt repurchase	-	-	15,324
Other - net	(24,332)	(5,721)	51,186
Changes in operating assets and liabilities
Receivables	(72,015)	(361,391)	56,946
Inventories	229,289	(126,250)	(79,811)
Prepaid expenses	1,557	(3,338)	(63,294)
Accounts payable and accrued expenses	(376,082)	239,907	359,185
Total Operating Activities	864,179	827,969	1,231,631

Investing Activities
Purchases of property, plant and equipment	(273,168)	(428,737)	(671,471)
Net assets of businesses acquired	(124,639)	(30,422)	(136,021)
Investments in and advances to affiliates, net	(147,735)	(362,072)	(117,371)
Purchases of marketable securities	(460,195)	(1,101,100)	(635,562)
Proceeds from sales of marketable securities	838,859	912,923	1,139,466
Other - net	(23,528)	(63,019)	(1,542)
Total Investing Activities	(190,406)	(1,072,427)	(422,501)

Financing Activities
Long-term debt borrowings	429,124	108,895	383,735
Long-term debt payments	(41,702)	(54,609)	(88,785)
Net borrowings (payments) under lines of credit agreements	(674,350)	316,932	(338,109)
Purchases of treasury stock	(62,932)	(210,911)	(313,829)
Cash dividends	(125,053)	(120,001)	(117,089)
Total Financing Activities	(474,913)	40,306	(474,077)

Increase (Decrease) In Cash And Cash Equivalents	198,860	(204,152)	335,053
Cash And Cash Equivalents Beginning Of Year	477,226	681,378	346,325
Cash And Cash Equivalents End Of Year	$ 676,086	$ 477,226	$ 681,378

Supplemental Cash Flow Information
Noncash Investing and Financing Activities
Common stock issued for acquisitions and investments	$425	$24,150	$ -

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Archer Daniels Midland Company

	Common Stock			Other	Total
			Reinvested	Comprehensive	Shareholders'
	Shares	Amount	Earnings	Loss	Equity
			(In thousands)
Balance July 1, 1998	599,221	$4,936,649	$ 1,662,563	$ (94,300)	$ 6,504,912

Comprehensive income
Net earnings			265,964
Other comprehensive loss				(165,701)
Total comprehensive income					100,263
Cash dividends paid-$.17 per share			(117,089)		(117,089)
5% stock dividend	29,180	391,889	(391,889)
Treasury stock purchases	(19,867)	(313,829)			(313,829)
Other	4,261	66,611	(228)		66,383
Balance June 30, 1999	612,795	5,081,320	1,419,321	(260,001)	6,240,640

Comprehensive income
Net earnings			300,903
Other Comprehensive loss				(187,676)
Total comprehensive income					113,227
Cash dividends paid-$.18 per share			(120,001)		(120,001)
5% stock dividend	30,109	274,473	(274,473)
Treasury stock purchases	(17,711)	(210,911)			(210,911)
Other	7,103	87,715	(427)		87,288
Balance June 30, 2000	632,296	5,232,597	1,325,323	(447,677)	6,110,243

Comprehensive income
Net earnings			383,284
Other Comprehensive loss				(16,738)
Total comprehensive income					366,546
Cash dividends paid-$.19 per share			(125,053)		(125,053)
5% stock dividend	31,542	395,923	(395,923)
Treasury stock purchases	(5,525)	(62,932)			(62,932)
Other	4,065	43,153	(274)		42,879
Balance June 30, 2001	662,378	$5,608,741	$1,187,357	$(464,415)	$6,331,683

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Archer Daniels Midland Company

Note 1-Accumulated Other Comprehensive Loss

The following table sets forth information with respect to accumulated other comprehensive income (loss):

	Foreign	Deferred	Minimum	Unrealized	Accumulated
	Currency	Gain (Loss)	Pension	Gain (Loss)	Other
	Translation	on Hedging	Liability	on	Comprehensive
	Adjustment	Activities	Adjustment	Investments	Income (Loss)
			(In thousands)

Balance at July 1, 1998	$ (215,985)			$ 121,685	$ (94,300)

Unrealized gains (losses)	(83,842)			(245,386)	(329,228)
Amounts reclassified to net earnings				100,591	100,591
Tax effect				62,936	62,936
Net of tax amount	(83,842)			(81,859)	(165,701)

Balance at June 30, 1999	(299,827)			39,826	(260,001)

Unrealized gains (losses)	(97,030)			(131,153)	(228,183)
Amounts reclassified to net earnings				5,288	5,288
Tax effect				35,219	35,219
Net of tax amount	(97,030)			(90,646)	(187,676)

Balance at June 30, 2000	(396,857)			(50,820)	(447,677)

Adoption of SFAS 133 - net of tax		$ (32,076)			(32,076)

Unrealized gains (losses)	(101,991)	(35,648)	$ (22,424)	251,887	91,824
Amounts reclassified to net earnings		51,672		(50,982)	690
Tax effect		(6,076)	8,504	(79,604)	(77,176)
Net of tax amount	(101,991)	(22,128)	(13,920)	121,301	(16,738)

Balance at June 30, 2001	$ (498,848)	$ (22,128)	$ (13,920)	$ 70,481	$ (464,415)

Notes to Consolidated Financial Statements

Archer Daniels Midland Company

Note 2-Marketable Securities and Cash Equivalents

		Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value
2001	(In thousands)
United States Government obligations
Maturity less than 1 year	$364,576	$978	$430	$365,124

Other debt securities
Maturity less than 1 year	227,541	501	-	228,042

Equity securities	586,928	125,856	14,155	698,629
	$1,179,045	$127,335	$14,585	$1,291,795

		Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value
2000		(In thousands)
United States Government obligations
Maturity less than 1 year	$499,509	$489	$467	$499,531
Maturity 1 year to 5 years	39,788	74	-	39,862

Other debt securities
Maturity less than 1 year	173,454	700	1	174,153

Equity securities	665,095	60,192	149,142	576,145
	$1,377,846	$61,455	$149,610	$1,289,691

Notes to Consolidated Financial Statements

Archer Daniels Midland Company

Note 3-Inventories and Derivatives

To reduce price risk caused by market fluctuations, the Company generally follows a policy of using exchange-traded futures contracts to minimize its net position of merchandisable agricultural commodity inventories and forward cash purchase and sales contracts. Inventories of merchandisable agricultural commodities, which include amounts acquired under deferred pricing contracts, are stated at market value. Exchange-traded futures contracts, forward cash purchase contracts and forward cash sales contracts, which have not been designated as fair value hedges, are valued at market price. Changes in the market value of inventories of merchandisable agricultural commodities, forward cash purchase and sales contracts and exchange-traded futures contracts are recognized in earnings immediately, resulting in cost of goods sold approximating FIFO cost. Unrealized gains on forward cash purchase contracts, forward cash sales contracts and exchange-traded futures contracts represent the fair value of such instruments and are classified on the Company's balance sheet as receivables. Unrealized losses on forward cash purchase contracts, forward cash sales contracts and exchange-traded futures contracts represent the fair value of such instruments and are classified on the Company's balance sheet as accounts payable.

In addition, the Company from time to time enters into futures contracts which are designated as hedges of specific volumes of commodities that will be purchased and processed in a future month. These readily marketable exchange-traded futures contracts are designated as cash flow hedges. The changes in the market value of such futures contracts has historically been, and is expected to continue to be, highly effective at offsetting changes in price movements of the hedged item. The amounts representing the ineffectiveness of these cash flow hedges are immaterial. Gains and losses arising from open and closed hedging transactions are deferred in other comprehensive income, net of applicable income taxes, and recognized in the statement of earnings when the finished goods produced from the hedged item are sold. The gains and losses arising from these cash flow hedges will be recognized in the statement of earnings within the next 12 months.

The Company also values certain inventories using the lower of cost, determined by either the last-in, first out (LIFO) or first-in first out (FIFO) method, or market. At June 30, 2001 and 2000, LIFO inventories were valued at market.

	2001	2000
	(In thousands)
Market inventories	$ 1,427,100	$ 1,369,432
FIFO inventories	837,520	1,032,456
LIFO inventories	367,265	420,824
	$ 2,631,885	$ 2,822,712

Notes to Consolidated Financial Statements

Archer Daniels Midland Company

Note 4-Investments In and Advances to Affiliates

The Company has 99 unconsolidated affiliates located in North and South America, Africa, Europe and Asia, accounted for under the equity method. The following table summarizes the balance sheets as of June 30, 2001 and 2000, and the statements of earnings for each of the three years ended June 30, 2001 of the Company's unconsolidated affiliates:

	2001	2000	1999
	(In thousands)
Current assets	$3,942,532	$3,894,202
Non-current assets	8,055,513	7,571,209
Current liabilities	2,410,587	2,286,132
Non-current liabilities	1,936,852	1,910,057
Minority interests	280,789	265,937
Net sales	16,447,274	15,009,536	$14,605,815
Gross profit	1,550,299	1,211,868	1,124,363
Net income (loss)	137,299	725,759	(2,630)

The Company's investment in unconsolidated affiliates exceeds the underlying equity in net assets by $95 million, which amount is being amortized on a straight-line basis over 10 to 40 years.

Three foreign affiliates for which the Company has a carrying value of $372 million have a market value of $128 million based on quoted market prices and exchange rates at June 30, 2001.

Notes to Consolidated Financial Statements

Archer Daniels Midland Company

Note 5-Debt and Financing Arrangements

	2001	2000
	(In thousands)

7.0% Debentures $400 million
face amount, due in 2031	$397,191	$ -

Zero Coupon Debt $400 million
face amount, due in 2002	358,079	313,344

7.5% Debentures $350 million
face amount, due in 2027	347,952	347,926

8.875% Debentures $300 million
face amount, due in 2011	298,629	298,545

6.625% Debentures $300 million
face amount, due in 2029	298,596	298,579

8.125% Debentures $300 million
face amount, due in 2012	298,394	298,305

8.375% Debentures $300 million
face amount, due in 2017	294,820	294,669

6.25% Notes $250 million
face amount, due in 2003	249,693	249,600

7.125% Debentures $250 million
face amount, due in 2013	249,511	249,485

6.95% Debentures $250 million
face amount, due in 2097	246,154	246,124

6.75% Debentures $200 million
face amount, due in 2027	195,782	195,676

5.87% Debentures $196 million
face amount, due in 2010	113,150	109,074

Other	385,260	407,786
Total long-term debt	3,733,211	3,309,113
Current maturities	(382,144)	(31,895)
	$3,351,067	$3,277,218

At June 30, 2001, the fair value of the Company's long-term debt exceeded the carrying value by $202 million, as estimated by using quoted market prices or discounted future cash flows based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

Unamortized original issue discount on the Zero Coupon Debt is being amortized at 13.80%. Accelerated amortization of the discount for tax purposes has the effect of lowering the actual rate of interest to be paid over the remaining life of the issue to approximately 4.82%.

The aggregate maturities of long-term debt for the five years after June 30, 2001 are $382 million, $272 million, $44 million, $112 million, and $119 million, respectively.

At June 30, 2001, the Company had lines of credit totaling $2.1 billion, of which $1.2 billion was unused. The weighted average interest rates on short-term borrowings outstanding at June 30, 2001 and 2000 were 4.31% and 6.57%, respectively.

Notes to Consolidated Financial Statements

Archer Daniels Midland Company

Note 6-Shareholders' Equity

The Company has authorized 800 million shares of common stock and 500,000 shares of preferred stock, both without par value. No preferred stock has been issued. At June 30, 2001 and 2000, the Company had approximately 9.6 million and 19.7 million common shares, respectively, in treasury. Treasury stock is recorded at cost, $92 million at June 30, 2001 and $210 million at June 30, 2000, as a reduction of common stock.

Stock option plans provide for the granting of options to employees to purchase common stock of the Company at market value on the date of grant. Options expire five to ten years after the date of grant. At June 30, 2001, there were 8.5 million shares available for future grant. Stock option activity during the years indicated is as follows:

		Weighted Average
	Number of	Exercise Price
	Shares	Per Share
	(In thousands)
Shares under option at June 30, 1998	4,630	$12.01
Granted	2,519	13.54
Exercised	(1,351)	10.47
Cancelled	(227)	11.07
Shares under option at June 30, 1999	5,571	13.12
Granted	6,084	10.21
Exercised	(5)	11.84
Cancelled	(685)	12.21
Shares under option at June 30, 2000	10,965	11.56
Granted	41	10.94
Exercised	(34)	9.27
Cancelled	(392)	12.23
Shares under option at June 30, 2001	10,580	$11.54

Shares exercisable at June 30, 2001	3,311	$12.35
Shares exercisable at June 30, 2000	1,885	$13.07
Shares exercisable at June 30, 1999	1,512	$12.49

At June 30, 2001, the range of exercise prices and weighted average remaining contractual life of outstanding options was $8.33 to $18.59 and five years, respectively.

The Company accounts for its stock option plans in accordance with Accounting Principles Board Opinion Number 25 (APB 25) "Accounting for Stock Issued to Employees." Under APB 25, compensation expense is recognized if the exercise price of the employee stock option is less than the market price on the grant date. Statement of Financial Accounting Standards Number 123 "Accounting for Stock-Based Compensation" requires the fair value of options granted and the pro forma impact on earnings and earnings per share be disclosed when material. Had compensation expense for stock options been determined based on the fair value of options granted, the Company's 2001, 2000 and 1999 net earnings and earnings per share would have been impacted less than one percent.

The weighted average fair value of options granted during 2001, 2000 and 1999 are $3.79, $3.20 and $4.62, respectively. The fair value of each option grant is estimated as of the date of grant using the Black-Scholes single option pricing model for pro forma footnote purposes. Expected dividend yield was assumed to be 1% in 2001, 2% in 2000 and 1% in 1999. An expected risk-free interest rate of 7% was assumed in 2001, 8% in 2000 and 6% in 1999. Expected volatility was assumed to be 40% in 2001 and 30% in 2000 and 1999. Expected option life was assumed to be four years in 2001, six years in 2000 and five years in 1999.

Notes to Consolidated Financial Statements

Archer Daniels Midland Company

Note 7-Other Expense - Net

	2001	2000	1999
	(In thousands)
Investment income	$ 149,401	$ 136,317	$ 118,720
Interest expense	(398,131)	(377,404)	(326,207)
Net gain (loss) on marketable
securities transactions	(56,311)	10,103	101,319
Equity in earnings (losses)
of affiliates	104,909	88,206	(4,273)
Other - net	21,262	5,798	(680)
	$ (178,870)	$ (136,980)	$(111,121)

Interest expense is net of interest capitalized of $16 million, $23 million and $26 million in 2001, 2000 and 1999, respectively.

The Company made interest payments of $348 million, $366 million and $299 million in 2001, 2000, and 1999, respectively.

Realized gains on sales of available-for-sale marketable securities totaled $3 million, $17 million and $102 million in 2001, 2000 and 1999, respectively. Realized losses totaled $59 million, $7 million and $1 million in 2001, 2000 and 1999, respectively.

Notes to Consolidated Financial Statements

Archer Daniels Midland Company

Note 8-Income Taxes

For financial reporting purposes, earnings before income taxes and extraordinary loss include the following components:

	2001	2000	1999
		(In thousands)

United States	$ 242,772	$ 211,159	$ 327,489
Foreign	279,127	142,078	92,344
	$ 521,899	$ 353,237	$ 419,833

Significant components of income taxes are as follows:

	2001	2000	1999
		(In thousands)
Current
Federal	$ 48,578	$ 36,624	$ 74,040
State	7,890	22,099	12,787
Foreign	64,009	30,480	27,968
Deferred
Federal	15,122	(33,025)	25,085
State	4,599	(7,693)	674
Foreign	(1,583)	3,849	(2,009)
	$ 138,615	$ 52,334	$ 138,545

Significant components of the Company's deferred tax liabilities and assets are as follows:

		2001	2000
		(In thousands
Deferred tax liabilities
Depreciation		$ 529,818	$ 514,822
Bond discount amortization		41,669	49,733
Unrealized gain on marketable securities		42,269	-
Other		102,497	104,524
		716,253	669,079

Deferred tax assets
Unrealized loss on marketable securities		-	37,336
Postretirement benefits		37,685	35,103
Other		152,387	141,812
		190,072	214,251

Net deferred tax liabilities		526,181	454,828

Current net deferred tax assets included
in prepaid expenses		118,114	105,944
Non-current net deferred tax liabilities		$ 644,295	$ 560,772

Reconciliation of the statutory federal income tax rate to the Company's effective tax rate on earnings before extraordinary loss is as follows:

	2001	2000	1999
Statutory rate	35.0%	35.0%	35.0%
Prior years tax redetermination	-	(17.0)	-
Foreign sales corporation	(4.9)	(6.3)	(4.5)
State income taxes, net of
federal tax benefit	1.6	2.7	2.2
Foreign gain permanently reinvested	(6.4)	-	-
Foreign earnings taxed at rates
other than the U.S. statutory rate	(2.0)	(0.3)	(1.8)
Other	3.3	0.7	2.1

Effective rate	26.6%	14.8%	33.0%

The Company made income tax payments of $104 million, $89 million, and $111 million in 2001, 2000, and 1999 respectively.

During the fourth quarter of 2000, the Company recognized a reduction in income tax related to a redetermination of foreign sales corporation benefits for prior years and the resolution of various other tax issues. This resulted in a $60 million credit, or $.09 per share, to the 2000 provision.

Undistributed earnings of the Company's foreign subsidiaries and affiliated corporate joint venture companies accounted for on the equity method amounting to approximately $706 million at June 30, 2001, are considered to be permanently reinvested and, accordingly, no provision for U.S. income taxes has been provided thereon. It is not practicable to determine the deferred tax liability for temporary differences related to these undistributed earnings.

Notes to Consolidated Financial Statements

Archer Daniels Midland Company

Note 9-Leases

The Company leases manufacturing and warehouse facilities, real estate, transportation and other equipment under operating leases which expire at various dates through the year 2076. Rent expense for 2001, 2000 and 1999 was $81 million, $89 million and $86 million, respectively. Future minimum rental payments for non-cancelable operating leases with initial or remaining terms in excess of one year are as follows:

Fiscal years	(In thousands)

2002	$37,283
2003	30,867
2004	23,750
2005	19,429
2006	16,418
Thereafter	65,334
Total minimum lease payments	$193,081

Notes to Consolidated Financial Statements

Archer Daniels Midland Company

Note 10-Employee Benefit Plans

The Company provides substantially all employees with pension benefits. The Company also provides substantially all domestic employees with postretirement health care and life insurance benefits. It is the Company's policy to fund pension costs as required by applicable laws and regulations. In addition, the Company has savings and investment plans available to eligible employees with at least one year of service. The Company also maintains Stock Ownership Plans for qualifying employees. The Company contributes shares of its stock to the plans to match qualifying employee contributions. Expense is measured and recorded based upon the fair market value of the stock contributed to the plans each month. The expense recorded in each period presented related to the Stock Ownership Plans is disclosed as "retirement plan expense for defined contribution plans." The number of shares designated for use in the plans is not significant compared to the shares outstanding for the periods presented. Total retirement plan expense includes the following components:

	Pension Benefits			Postretirement Benefits
	2001	2000	1999	2001	2000	1999
	(In thousands)			(In thousands)
Defined benefit plans
Service cost (benefits earned during the period)	$ 29,120	$ 31,084	$ 23,239	$ 5,892	$ 5,546	$ 4,355
Interest cost	50,163	47,818	37,903	6,922	5,693	4,284
Expected return on plan assets	(54,625)	(50,910)	(43,844)	-	-	-
Actuarial loss (gain)	407	891	969	(12)	(265)	(769)
Net amortization	1,160	1,071	40	165	165	(111)
Net periodic pension expense	26,225	29,954	18,307	12,967	11,139	7,759

Defined contribution plans	19,114	18,455	17,775	-	-	-
Total retirement plan expense	$ 45,339	$ 48,409	$ 36,082	$ 12,967	$ 11,139	$ 7,759

The following tables set forth changes in the benefit obligation and the fair value of plan assets:

	Pension Benefits		Postretirement Benefits
	2001	2000	2001	2000
	(In thousands)		(In Thousands)
Benefit obligation, beginning	$ 712,016	$ 696,658	$ 92,305	$ 81,330
Service cost	29,120	31,084	5,892	5,546
Interest cost	50,163	47,818	6,922	5,693
Actuarial loss (gain)	39,213	(25,443)	4,036	4,237
Benefits paid	(34,644)	(32,461)	(5,573)	(4,500)
Plan amendments	3,689	1,822	4,882	-
Acquisitions	-	2,472	-	-
Foreign currency effects	(15,688)	(9,934)	(5)	(1)
Benefit obligation, ending	$ 783,869	$ 712,016	$ 108,459	$ 92,305

Fair value of plan assets, beginning	$ 656,744	$ 615,977	$ -	$ -
Actual return on plan assets	(8,750)	52,000	-	-
Employer contributions	26,992	29,762	5,573	4,500
Benefits paid	(34,644)	(32,461)	(5,573)	(4,500)
Acquisitions	-	6,031	-	-
Foreign currency effects	(21,810)	(14,565)	-	-
Fair value of plan assets, ending	$ 618,532	$ 656,744	$ -	$ -

Funded status	$ (165,337)	$ (55,272)	$ (108,459)	$ (92,305)
Unamortized transition amount	(9,915)	(17,090)	-	-
Unrecognized net loss (gain)	122,812	25,537	(5,419)	(9,468)
Unrecognized prior service costs	44,952	44,575	9,330	4,613
Adjustment for fourth quarter contributions	3,440	3,846	-	-
Pension asset (liability) recognized in the balance sheet	$ (4,048)	$ 1,596	$ (104,548)	$ (97,160)

Prepaid benefit cost	$ 54,445	$ 54,337	$ -	$ -
Accrued benefit liability	(112,983)	(75,019)	(104,548)	(97,160)
Intangible asset	32,066	14,820	-	-
Minimum pension liability	22,424	7,458	-	-
Net amount recognized, June 30	$ (4,048)	$ 1,596	$ (104,548)	$ (97,160)

The following table sets forth the principal assumptions used in developing the benefit obligation and the net periodic pension expense:

	Pension Benefits		Postretirement Benefits
	2001	2000	2001	2000
Discount rate	7.0%	7.1%	7.3%	7.5%
Expected return on plan assets	8.3%	8.3%	N/A	N/A
Rate of compensation increase	4.3%	4.2%	N/A	N/A

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the U.S. retirement plans with accumulated benefit obligations in excess of plan assets were $608 million, $514 million, and $402 million, respectively, as of June 30, 2001, and $539 million, $459 million, and $414 million, respectively, as of June 30, 2000.

For measurement purposes, a 6.9% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2002. The rate was assumed to decrease gradually to 5.5% for 2004 and remain at that level thereafter.

Assumed health care cost trend rates have a significant impact on the amounts reported for the health care plans. A 1% change in assumed health care cost trend rates would have the following effect:

	1% Increase	1% Decrease
(In thousands)
Effect on total of service and interest cost components	$ 1,261	$ (1,147)
Effect on accumulated postretirement benefit obligations	$ 7,915	$ (7,376)

Notes to Consolidated Financial Statements

Archer Daniels Midland Company

Note 11-Segment and Geographic Information

The Company is principally engaged in the procuring, transporting, storing, processing and merchandising of agricultural commodities and products.

The Company's operations are classified into two reportable business segments: Oilseeds & Corn Processing and Agricultural Services. Each of these segments is organized based upon similar economic characteristics and is similar in the nature of products and services offered, the nature of production processes, the type or class of customer and distribution methods. The Company's remaining operations are included in the "Other" segment.

The Oilseeds & Corn Processing Segment processes oilseeds and corn, and sells the resulting processed products as food and feed ingredients and for industrial uses. The Agricultural Services Segment utilizes the Company's vast grain elevator and transportation network to buy, store, clean and transport agricultural commodities, such as oilseeds, corn, wheat, milo, oats and barley, and resells these commodities primarily as food or feed ingredients.

Intersegment sales have been recorded at amounts approximating market. Operating profit for each segment is based on net sales less identifiable operating expenses, including an interest charge related to working capital usage. Also included in operating profit are the related equity in earnings of affiliates based on the equity method of accounting. General corporate expenses, investment income, unallocated interest expense, marketable securities transactions and FIFO to LIFO inventory adjustments have been excluded from segment operations and classified as Corporate. All assets, other than cash, marketable securities and those assets related to the corporate office, have been identified with the segments to which they relate.

Segment Information
	2001	2000	1999
	(In thousands)
Sales to external customers
Oilseeds & Corn Processing	$ 10,463,748	$ 10,109,185	$ 10,727,430
Agricultural Services	5,644,237	4,640,187	3,574,497
Other	3,943,436	3,863,051	4,207,976
Total	$ 20,051,421	$ 18,612,423	$ 18,509,903

Intersegment sales
Oilseeds & Corn Processing	$ 234,855	$ 209,026	$ 217,166
Agricultural Services	1,623,476	1,503,492	1,496,811
Other	95,076	103,574	106,946
Total	$ 1,953,407	$ 1,816,092	$ 1,820,923

Net sales
Oilseeds & Corn Processing	$ 10,698,603	$ 10,318,211	$ 10,944,596
Agricultural Services	7,267,713	6,143,679	5,071,308
Other	4,038,512	3,966,625	4,314,922
Intersegment Elimination	(1,953,407)	(1,816,092)	(1,820,923)
Total	$ 20,051,421	$ 18,612,423	$ 18,509,903

Interest expense
Oilseeds & Corn Processing	$ 96,627	$ 91,961	$ 85,740
Agricultural Services	44,214	38,880	27,954
Other	91,737	95,203	97,122
Total	$ 232,578	$ 226,044	$ 210,816

Depreciation and amortization
Oilseeds & Corn Processing	$ 279,807	$ 301,601	$ 306,035
Agricultural Services	71,445	67,636	62,960
Other	198,715	214,299	196,670
Total	$ 549,967	$ 583,536	$ 565,665

Equity in earnings (losses) of affiliates
Oilseeds & Corn Processing	$ 22,333	$ 21,699	$ 20,044
Agricultural Services	12,360	3,585	(1,070)
Other	70,216	62,922	(23,247)
Total	$ 104,909	$ 88,206	$ (4,273)

Operating profit
Oilseeds & Corn Processing	$ 502,327	$ 354,657	$ 301,219
Agricultural Services	119,548	129,149	109,943
Other	281,524	272,918	142,280
Total operating profit	903,399	756,724	553,442
Corporate	(381,500)	(403,487)	(133,609)
Income before income taxes and extraordinary loss	$ 521,899	$ 353,237	$ 419,833

Investments in and advances to affiliates
Oilseeds & Corn Processing	$ 397,269	$ 351,329	$ 347,636
Agricultural Services	263,724	269,818	194,271
Other	1,391,229	1,255,486	943,073
Total	$ 2,052,222	$ 1,876,633	$ 1,484,980

Identifiable assets
Oilseeds & Corn Processing	$ 4,659,443	$ 5,410,552	$ 5,325,015
Agricultural Services	1,967,358	1,810,154	1,564,933
Other	5,928,174	5,646,352	5,285,894
Corporate	1,784,956	1,604,878	1,854,039
Total	$ 14,339,931	$ 14,471,936	$ 14,029,881

Gross additions to property, plant & equipment
Oilseeds & Corn Processing	$ 202,531	$ 323,275	$ 532,804
Agricultural Services	50,375	52,509	20,931
Other	49,399	90,869	249,398
Total	$ 302,305	$ 466,653	$ 803,133

Geographic Information: The following geographic area data include net sales and other operating income attributed to the countries based on the location of the subsidiary making the sale and long-lived assets based on physical location.
	2001	2000	1999
	(In millions)
Net sales and other operating income:
United States	$ 13,114	$ 12,585	$ 12,573
Foreign	6,937	6,027	5,937
	$ 20,051	$ 18,612	$ 18,510

Long-lived assets
United States	$ 3,987	$ 4,275	$ 4,525
Foreign	1,052	1,130	1,183
	$ 5,039	$ 5,405	$ 5,708

Notes to Consolidated Financial Statements

Archer Daniels Midland Company

Note 12 - Litigation

The Company has been named as a defendant in a number of antitrust suits and other proceedings. These actions and proceedings generally involve claims for unspecified compensatory damages, fines, costs, expenses and unspecified relief. The Company intends to vigorously defend these actions and proceedings, and believes the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial condition or results of operations.

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders

Archer Daniels Midland Company

Decatur, Illinois

We have audited the accompanying consolidated balance sheets of Archer Daniels Midland Company and subsidiaries as of June 30, 2001 and 2000, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the three years in the period ended June 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Archer Daniels Midland Company and its subsidiaries at June 30, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 2001, in conformity with accounting principles generally accepted in the United States.

St. Louis, Missouri

August 1, 2001

Quarterly Financial Data (Unaudited)

Archer Daniels Midland Company

	Quarter
	First	Second	Third	Fourth	Total
	(In thousands, except per share amounts)
Fiscal 2001
Net Sales	$4,634,784	$4,940,999	$5,130,346	$5,345,292	$20,051,421
Gross Profit	283,908	416,308	369,652	361,930	1,431,798
Net Earnings	109,429	124,607	93,149	56,099	383,284
Per Common Share	0.17	0.19	0.14	0.08	0.58

Fiscal 2000
Net Sales	$4,611,266	$4,615,421	$4,473,763	$4,911,973	$18,612,423
Gross Profit	272,320	406,273	334,976	206,006	1,219,575
Net Earnings	36,367	101,920	103,029	59,587	300,903
Per Common Share	0.05	0.15	0.16	0.09	0.45

Net earnings for the three months and year ended June 30, 2000 include a charge to cost of products sold of $108 million ($72 million after tax, equal to $.11 per share) related to the abandonment of certain long-lived assets and other asset write-downs and a $60 million tax credit, equal to $.09 per share, related to a redetermination of foreign sales corporation benefits for prior years and the resolution of various other tax issues.

The Company follows a policy of recognizing sales at the time of product shipment. Effective July 1, 2000, the Company adopted Emerging Issues Task Force Issue 99-19, "Reporting Revenue Gross as a Principal Versus Net as an Agent". The adoption of this issue results in the Company reporting the total sales value of grain merchandised, in lieu of net margins from grain merchandised, in the "Net sales and other operating income" category. The "Gross profit" category is unchanged as costs related to the grain merchandised are now reported in the "Cost of products sold" category. Prior year amounts have been reclassified to conform to this change.

Common Stock Market Prices and Dividends

Archer Daniels Midland Company

The Company's common stock is listed and traded on the New York Stock Exchange, Chicago Stock Exchange, Frankfurt Stock Exchange, and the Swiss Exchange. The following table sets forth, for the periods indicated, the high and low market prices of the common stock and common stock cash dividends.

					Cash
		Market Price			Dividends
	High		Low		Per Share

Fiscal 2001--Quarter Ended
June 30	$13.	52	$10.	24	$0.048
March 31	15.	23	11.	95	0.048
December 31	14.	47	8.	22	0.048
September 30	9.	70	7.	80	0.045

Fiscal 2000--Quarter Ended
June 30	$11.	33	$8.	62	$0.045
March 31	12.	19	7.	99	0.045
December 31	12.	87	10.	37	0.045
September 30	13.	29	10.	71	0.043

The number of shareholders of the Company's common stock at June 30, 2001 was 27,918. The Company expects to continue its policy of paying regular cash dividends, although there is no assurance as to future dividends because they are dependent on future earnings, capital requirements and financial condition.

TEN YEAR SUMMARY

Archer Daniels Midland Company

Operating, Financial and Other Data (Dollars in thousands, except per share data)

	2001	2000	1999	1998
Operating
Net sales and other operating income	$20,051,421	$18,612,423	$18,509,903	$19,832,594
Depreciation and amortization	572,390	604,229	584,965	526,813
Net earnings	383,284	300,903	265,964	403,609
Per common share	0.58	0.45	0.39	0.59
EBITDA	1,492,420	1,420,816	1,307,429	1,430,045
Cash dividends	125,053	120,001	117,089	111,551
Per common share	0.19	0.18	0.17	0.16

Financial
Working capital	$2,283,320	$1,829,422	$1,949,323	$1,734,411
Per common share	3.45	2.76	2.89	2.50
Current ratio	1.6	1.4	1.5	1.5
Inventories	2,631,885	2,822,712	2,732,694	2,562,650
Net property, plant and equipment	4,920,425	5,277,081	5,567,161	5,322,704
Gross additions to property, plant and equipment	318,168	475,396	825,676	1,228,553
Total assets	14,339,931	14,471,936	14,029,881	13,833,534
Long-term debt	3,351,067	3,277,218	3,191,883	2,847,130
Shareholders' equity	6,331,683	6,110,243	6,240,640	6,504,912
Per common share	9.56	9.20	9.24	9.38

Other
Weighted average shares outstanding (000's)	664,507	669,279	685,328	686,047
Number of shareholders	27,918	29,911	31,764	32,539
Number of employees	22,834	22,753	23,603	23,132

EBITDA equals earnings before interest, taxes, depreciation and amortization.

Share and per share data have been adjusted for a three-for-two stock split in December 1994 and annual 5% stock dividends through September 2001.

The Company follows a policy of recognizing sales at the time of product shipment. Effective July 1, 2000, the Company adopted Emerging Issues Task Force Issue 99-19, "Reporting Revenue Gross as a Principal Versus Net as an Agent". The adoption of this issue results in the Company reporting the total sales value of grain merchandised, in lieu of net margins from grain merchandised, in the "Net sales and other operating income" category. The "Gross profit" category is unchanged as costs related to the grain merchandised are now reported in the "Cost of products sold" category. Prior year amounts have been reclassified to conform to this change.

Net earnings for 1999 include an extraordinary charge of $15 million, or $.02 per share, from the repurchase of debt.

Net earnings for 1993 include a net credit of $68 million, or $.09 per share, and a charge of $35 million, or $.05 per share, for the cumulative effects of changes in accounting for income taxes and postretirement benefits, respectively.

1997	1996	1995	1994	1993	1992

$18,104,827	$17,981,264	$15,576,471	$13,863,065	$11,883,198	$11,139,678
446,412	393,605	384,872	354,463	328,549	293,729
377,309	695,912	795,915	484,069	567,527	503,757
0.55	0.99	1.10	0.66	0.75	0.66
1,288,031	1,618,107	1,737,281	1,266,195	1,258,521	1,168,715
106,990	90,860	46,825	32,586	32,266	30,789
0.15	0.13	0.06	0.04	0.04	0.04

$2,035,580	$2,751,132	$2,540,260	$2,783,817	$2,961,503	$2,276,564
3.00	3.95	3.56	3.84	3.90	3.00
1.9	2.7	3.2	3.5	4.1	3.4
2,094,092	1,790,636	1,473,896	1,422,147	1,131,787	1,025,030
4,708,595	4,114,301	3,762,281	3,538,575	3,214,834	3,060,096
1,127,360	801,426	657,915	682,485	572,022	614,844
11,354,367	10,449,869	9,756,887	8,746,853	8,404,111	7,524,530
2,344,949	2,002,979	2,070,095	2,021,417	2,039,143	1,562,491
6,050,129	6,144,812	5,854,165	5,045,421	4,883,251	4,492,353
8.92	8.82	8.20	6.96	6.44	5.91

690,352	702,012	724,610	732,108	759,653	761,686
33,834	35,431	34,385	33,940	33,654	32,277
17,160	14,811	14,833	16,013	14,168	13,524