Form 10-K, Exhibit 13
period 2002-06-30
ARCHER DANIELS MIDLAND CO
filed 2002-09-20
CIK 7084

EXHIBIT 13-- PORTIONS OF ANNUAL REPORT TO SHAREHOLDERS INCORPORATED BY REFERENCE

MANAGEMENT'S DISCUSSION OF

OPERATIONS AND FINANCIAL CONDITION - JUNE 30, 2002

Operations

Net earnings for fiscal 2002 increased due principally to improved oilseeds crush margins, a $147 million gain from the partial settlement of vitamin antitrust litigation related to the Company's feed and animal health operations, and improved results of the Company's agricultural services and wheat processing operations. These increases were partially offset by an $83 million charge for abandonment and write-down of long-lived assets and a reduction in operating results of the Company's cocoa and ethanol operations.

The $83 million charge for abandonment and write-down of long-lived assets primarily represents the write-down of abandoned idle assets to their estimated salvage values. The remaining asset write-downs included in the charge are associated with a new product line which, based upon current market conditions, would not allow the Company to realize an acceptable rate of return on these assets. The Company now plans to utilize the remaining assets associated with the new product line to produce alternative products, and these assets were written down to fair value in consideration of this alternative use.

2002 Compared to 2001

Net sales and other operating income increased 17 percent to $23.5 billion due to recently-acquired grain, feed, oilseeds, and cocoa operations and, to a lesser extent, increased sales volumes and prices as described in Segment Information.

Cost of products sold increased $3.2 billion to $21.8 billion due primarily to recently-acquired businesses and, to a lesser extent, to the aforementioned $83 million charge for abandonment and write-down of long-lived assets. Manufacturing costs were relatively unchanged from the prior year.

Selling, general and administrative expenses increased $96 million to $827 million due principally to recently-acquired grain, feed, oilseeds, and cocoa operations and, to a lesser extent, increased personnel-related expenses.

Other expense decreased $41 million to $138 million due principally to increased gains on securities transactions partially offset by decreased equity in earnings of unconsolidated affiliates. Realized gains on securities transactions were $38 million in 2002 compared to realized losses on securities transactions of $56 million for the prior year. The decrease in equity in earnings of unconsolidated affiliates is principally due to a $50 million decline in the Company's private equity fund investments due to lower valuations and to last year's gain of $95 million representing the Company's equity share of the gain reported by the Company's unconsolidated affiliate, Compagnie Industrelle et Financiere des Produits Amylaces SA ("CIP"), upon the sale of its interest in wet corn milling and wheat starch production businesses (the "CIP Gain").

Income taxes increased primarily due to higher pretax earnings and to no taxes being provided in the prior year on the CIP Gain. Partially offsetting this increase was a $26 million reduction in taxes resulting from the resolution of various outstanding state and federal tax issues. CIP is a foreign corporate joint venture, and CIP intends to permanently reinvest the proceeds from the sale transaction. The Company's effective tax rate, excluding the effect of the aforementioned tax credit and the CIP Gain, was approximately 33 percent for both 2002 and 2001.

Segment Information

The Company is principally engaged in procuring, transporting, storing, processing, and merchandising agricultural commodities and products. The Company's operations are classified into four reportable business segments: Oilseeds Processing, Corn Processing, Wheat Processing, and Agricultural Services. The Company's remaining operations are included in the Other segment.

Oilseeds Processing segment includes activities related to processing oilseeds such as soybeans, cottonseed, sunflower seeds, canola, peanuts, flaxseed and corn germ into vegetable oils and meals principally for the food and feed industries. Crude vegetable oil is sold "as is" or is further processed by refining and hydrogenating into margarine, shortening, salad oils and other food products. Partially refined oil is sold for use in chemicals, paints and other industrial products. Oilseed meals are primary ingredients used in the manufacture of commercial livestock and poultry feeds.

Corn Processing segment includes activities related to the production of products for use in the food and beverage industry. These products include syrup, starch, glucose, dextrose and high fructose sweeteners. Corn gluten feed and distillers grains are produced for use as feed ingredients. Ethyl alcohol is produced to beverage grade or for industrial use as ethanol.

Wheat Processing segment includes activities related to the production of wheat flour for use primarily by bakeries and pasta manufacturers.

Agricultural Services segment utilizes the Company's vast grain elevator and transportation network to buy, store, clean and transport agricultural commodities, such as oilseeds, corn, wheat, milo, oats and barley, and resells these commodities primarily as food or feed ingredients. Also included in Agricultural Services are the activities of A.C. Toepfer International and affiliates, one of the world's largest trading companies specializing in agricultural commodities and processed products.

Sales to external customers	2002	2001	Change
	(In thousands)
Oilseeds Processing	$ 8,997,197	$ 8,346,650	$ 650,547
Corn Processing	1,939,100	2,117,098	(177,998)
Wheat Processing	1,360,895	1,308,692	52,203
Agricultural Services	8,280,078	5,644,237	2,635,841
Other	2,876,291	2,634,744	241,547
Total	$ 23,453,561	$ 20,051,421	$ 3,402,140

Operating profit	2002	2001	Change
	(In thousands)
Oilseeds Processing	$ 387,960	$ 260,116	$ 127,844
Corn Processing	214,875	242,211	(27,336)
Wheat Processing	78,800	71,519	7,281
Agricultural Services	169,593	119,548	50,045
Other	188,592	210,005	(21,413)
Total	$ 1,039,820	$ 903,399	$ 136,421

Oilseeds Processing sales increased 8 percent to $9.0 billion primarily due to increased sales volumes and higher average selling prices. These increases were primarily due to continued strong, worldwide demand for protein meal and fiber and higher average vegetable oil selling prices rebounding from historic low levels. Oilseeds Processing operating profits increased due to improved oilseed crush margins resulting from increased protein meal demand and improved plant capacity utilization. These increases were partially offset by a $23 million charge related to abandonment and write-down of long-lived assets.

Corn Processing sales decreased 8 percent to $1.9 billion due principally to lower ethanol sales volumes. Operating profits also decreased due to the lower ethanol sales volumes and a $10 million charge related to abandonment and write-down of long-lived assets.

Wheat Processing sales increased slightly due principally to increased selling prices for wheat flour products. Operating profits increased primarily due to improved processing margins as a result of improvements in plant capacity utilization resulting from industry production capacity rationalization, partially offset by a $6 million charge for abandonment and write-down of long-lived assets.

Agricultural Services sales increased 47 percent to $8.3 billion due principally to recently acquired trading operations, including the sales of A.C. Toepfer ("ACTI"). ACTI, which was consolidated in the fourth quarter of 2002, had net sales of approximately $1.3 billion for that quarter. Operating profits increased due primarily to increased trading volumes and improved results of international trading operations.

Other sales increased 9 percent to $2.9 billion due primarily to recently-acquired feed and cocoa operations. This increase was partially offset by decreased average selling prices of food additives and amino acid products, and decreased sales volumes of cocoa products and edible beans. Operating profits of the Other segment decreased due to a $44 million charge related to abandonment and write-down of long-lived assets, a decline in private equity fund investments due to lower valuations, and to last year's $95 million CIP Gain. Additionally, the Company's cocoa operations declined from prior year levels due principally to reduced grinding margins created by excess butter stocks and higher cocoa bean prices. These declines were partially offset by a $147 million gain from the partial settlement of vitamin antitrust litigation and improved results of the Company's protein specialties operations.

2001 Compared to 2000

Sales and other operating income increased 8 percent to $20.1 billion due to increased average selling prices and volumes, and increased volumes of grain merchandised. The higher average selling prices and volumes were due to increased world-wide demand for protein meal and increased demand for fuel alcohol arising from new market expansions and higher gasoline prices.

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

Other expense increased $42 million to $179 million due principally to realized losses on marketable securities transactions and increased interest expense due to higher average borrowing rates and reduced capitalized interest. These increases were partially offset by increased equity in earnings of unconsolidated affiliates and by increased investment income. The increase in earnings of unconsolidated affiliates resulted primarily from the CIP Gain of $95 million partially offset by lower valuations of the Company's private equity fund investments. The increase in investment income was due primarily to interest on income tax refunds related to IRS settlements.

Income taxes increased for 2001 resulted primarily from higher pretax earnings and to a $60 million tax credit in 2000 related to a redetermination of foreign sales corporation benefits for prior years and the resolution of various other tax issues. The Company's effective income tax rate for 2001 was 27 percent, reflecting no taxes being provided on the CIP Gain. CIP is a foreign corporate joint venture, and CIP intends to permanently reinvest the proceeds from the sale. Excluding the effects of the CIP Gain in 2001 and the $60 million tax credit in 2000, the Company's effective tax rates for 2001 and 2000 were approximately 33 and 32 percent, respectively.

Segment Information
Sales to external customers	2001	2000	Change
	(In thousands)
Oilseeds Processing	$ 8,346,650	$ 8,310,970	$ 35,680
Corn Processing	2,117,098	1,798,215	318,883
Wheat Processing	1,308,692	1,347,340	(38,648)
Agricultural Services	5,644,237	4,640,187	1,004,050
Other	2,634,744	2,515,711	119,033
Total	$ 20,051,421	$ 18,612,423	$ 1,438,998

Operating profit	2001	2000	Change
	(In thousands)
Oilseeds Processing	$ 260,116	$ 175,454	$ 84,662
Corn Processing	242,211	179,203	63,008
Wheat Processing	71,519	95,575	(24,056)
Agricultural Services	119,548	129,149	(9,601)
Other	210,005	177,343	32,662
Total	$ 903,399	$ 756,724	$ 146,675

Oilseeds Processing sales increased due principally to increased world-wide demand for protein meal due to meat and bone meal restrictions stemming from Bovine Spongiform Encephalopathy (BSE) concerns. This increase was partially offset by decreased vegetable oil selling prices resulting from industry wide record vegetable oil stocks. Operating profits increased due principally to strong worldwide demand for protein meals partially offset by higher energy costs.

Corn Processing sales increased $319 million to $2.1 billion due primarily to higher average selling prices and, to a lesser extent, increased sales volumes. These volume and price increases were due principally to increased demand for ethanol arising from new market expansions and higher gasoline prices. Operating profits increased due principally to this increased demand for ethanol. This increase in operating profits was partially offset by higher energy costs.

Wheat Processing sales and operating profits decreased due to decreased volumes and prices of wheat flour and other milled products due to weak demand for the products, customer consolidations, and industry production overcapacity.

Agricultural Services sales increased 22 percent to $5.6 billion due to increased sales volumes attributable principally to the Company's recently-established Latin American merchandising offices. Operating profits decreased slightly for the year due to difficult operating conditions for the Company's barge and towboat operations stemming from ice and flooding on the Mississippi River and to higher fuel prices. This decrease was partially offset by increased grain merchandising margins.

Other sales increased $119 million to $2.6 billion due primarily to increased demand for the Company's cocoa products and to increased volumes and higher average selling prices for the Company's amino acid products due to increases in competing protein meal prices. Operating profits of the Other segment increased principally due to the $95 million CIP Gain and improved results of the Company's cocoa operations due to increased demand for cocoa products partially offset by lower valuations of the Company's private equity fund investments.

Liquidity and Capital Resources

At June 30, 2002, the Company continued to show substantial liquidity with working capital of $2.6 billion and a current ratio, defined as current assets divided by current liabilities, of 1.6. Included in this $2.6 billion of working capital is $979 million of cash, cash equivalents and short-term marketable securities as well as $1.4 billion of readily marketable commodity inventories. Cash generated from operating activities totaled $1.5 billion for the year compared to $872 million last year. This increase was primarily due to increased net income, non-cash expenses related to plant shutdowns and impairments, and a reduction in working capital requirements. Cash used in investing activities increased $210 million for the year to $407 million as less cash was generated from sales of marketable securities. Cash used in financing activities increased $466 million to $941 million. $400 million of zero coupon debt was paid in 2002 whereas $400 million of 7% debentures were issued in 2001. Purchases of the Company's common stock increased $122 million to $185 million. Net payments under line-of-credit agreements were $174 million in 2002 compared to $674 million in 2001.

Capital resources were strengthened as shown by the increase in the Company's net worth to $6.8 billion. The Company's ratio of long-term debt to total capital (the sum of the Company's long-term debt and shareholders' equity) decreased to 32% at June 30, 2002 from 35% at June 30, 2001. This ratio is a measure of the Company's long-term liquidity and is an indicator of financial flexibility. Commercial paper and commercial bank lines of credit are available to meet seasonal cash requirements. At June 30, 2002, the Company had $967 million outstanding and an additional $1.5 billion available under its commercial paper and bank lines of credit programs. Standard & Poor's and Moody's rate the Company's commercial paper as A-1 and P-1, respectively, and rate the Company's long-term debt as A+ and A1, respectively. In addition to the cash flow generated from operations, the Company has access to equity and debt capital through numerous alternatives from public and private sources in domestic and international markets.

Contractual Obligations and Commercial Commitments

In the normal course of business, the Company enters into contracts and commitments which obligate the Company to make payments in the future. The table below sets forth the Company's significant future obligations by time period. Excluded from this table are commodity-based contracts entered into in the normal course of business which are further described in the "Market Risk Sensitive Instruments and Positions" section of Management's Discussion of Operations and Financial Condition. Where applicable, information included in the Company's consolidated financial statements and notes are cross-referenced in this table.

			Payments due by period

Long-Term Contractual	Note					2006 and
Obligations	Reference	Total	2003	2004	2005	Beyond
		(in thousands)

Short-term debt		$ 967,473	$ 967,473
Long-term debt	Note 4	3,339,783	295,718	$ 16,762	$ 121,406	$ 2,905,897
Capital leases	Note 4	77,301	10,072	9,691	10,443	47,095
Operating leases	Note 9	231,572	48,734	38,740	32,525	111,573
Total		$4,616,129	$ 1,321,997	$ 65,193	$ 164,374	$ 3,064,565

At June 30, 2002, the Company estimates it will cost approximately $325 million to complete construction in progress and other commitments to purchase or construct property, plant and equipment. The Company is a limited partner in various private equity funds which invest primarily in emerging markets that have agri-processing potential. At June 30, 2002, the Company's carrying value of these limited partnership investments was approximately $500 million. The Company has future capital commitments related to these partnerships of $130 million and expects the majority of these additional capital commitments, if called for, to be funded by cash flows generated by the partnerships.

In addition, the Company has also entered into debt guarantee agreements, primarily related to equity-method investees, which could obligate the Company to make future payments under contingent commitments. The Company's liability under these agreements arises only if the primary entity fails to perform its contractual obligation. If the Company is called upon to make payments pursuant to these guarantees, the Company has, for a majority of these agreements, a security interest in the underlying assets of the primary entity. At June 30, 2002, these debt guarantees total approximately $316 million.

On July 11, 2002, the Company entered into a merger agreement with Minnesota Corn Processors, LLC ("MCP"), a corn wet-milling company. This agreement, subject to regulatory approvals and approval of MCP shareholders, is structured as a cash-for-stock transaction whereby the Company will pay MCP shareholders a price of $2.90 for each outstanding Class A unit. The Company, which currently owns 30% of MCP through ownership of non-voting Class B units, will pay approximately $382 million for the outstanding Class A units.

Critical Accounting Policies

The process of preparing financial statements requires management to make estimates and judgments that affect the carrying values of the Company's assets and liabilities as well as the recognition of revenues and expenses. These estimates and judgments are based on the Company's historical experience and management's knowledge and understanding of current facts and circumstances. Certain of the Company's accounting policies are considered critical, as these policies are important to the depiction of the Company's financial statements and require significant or complex judgment by management. There have been no significant changes in critical accounting policies in the past year. Following are accounting policies management considers critical to the Company's financial statements.

Inventories and Derivatives

Certain of the Company's merchandisable agricultural commodity inventories, forward fixed-price purchase and sale contracts, and exchange-traded futures contracts are valued at estimated market values. These merchandisable agricultural commodities are freely traded, have quoted market prices, and may be sold without significant, additional processing. Management estimates market value based on exchange-quoted prices, adjusted for differences in local markets. Changes in the market values of these inventories and contracts are recognized in the statement of earnings as a component of cost of products sold. If management used different methods or factors to estimate market value, amounts reported as inventories and cost of products sold could differ. Additionally, if market conditions change subsequent to year-end, amounts reported in future periods as inventories and cost of products sold could differ.

The Company, from time to time, enters into futures contracts which are designated as hedges of specific volumes of commodities to be purchased and processed in a future month. These readily marketable exchange-traded futures contracts are designated as cash flow hedges. The change in the market value of such futures contracts has historically been, and is expected to continue to be, highly effective at offsetting changes in price movements of the hedged item. Gains and losses arising from such open and closed hedging transactions are deferred in other comprehensive income, net of applicable income taxes, and recognized in the statement of earnings when the finished goods produced from the hedged item are sold. If it is determined that the hedge instruments used are no longer effective at offsetting changes in the price of the hedged item, then the changes in the market value of these exchange-traded futures contracts would be recorded in the statement of earnings as a component of cost of products sold.

Employee Benefit Plans

The Company provides substantially all employees with pension benefits and also provides substantially all domestic employees with postretirement health care and life insurance benefits. In order to measure the expense and funded status of these employee benefit plans, management makes several estimates and assumptions, including interest rates used to discount certain liabilities, rates of return on assets set aside to fund these plans, rates of compensation increases, employee turnover rates, anticipated mortality rates, and anticipated future healthcare costs. These estimates and assumptions are based on the Company's historical experience combined with management's knowledge and understanding of current facts and circumstances. The Company uses third-party specialists to assist management in measuring the expense and funded status of these employee benefit plans. If management used different estimates and assumptions regarding these plans, the funded status of the plans could vary significantly and then the Company could recognize different amounts of expense over future periods.

Tax and Litigation Contingencies

The Company frequently faces challenges from domestic and foreign tax authorities regarding the amount of taxes due. These challenges include questions regarding the timing and amount of deductions and the allocation of income among various tax jurisdictions. In evaluating the exposure associated with various tax filing positions, the Company records reserves for probable exposures. Based on management's evaluation of the Company's tax position, it is believed the amounts related to these tax exposures are appropriately accrued. To the extent the Company were to prevail in matters for which accruals have been established or be required to pay amounts in excess of the aforementioned reserves, the Company's effective tax rate in a given financial statement period may be impacted.

As described in Note 12 to the Company's consolidated financial statements, the Company has made provisions to cover fines, litigation settlements and costs related to certain putative class action antitrust suits and other proceedings involving the sale of lysine, citric acid, sodium gluconate and monosodium glutamate. As to certain other suits and proceedings, including those related to high fructose corn syrup, where the ultimate outcome and materiality cannot presently be determined, no provision for any liability that may result therefrom has been made in the consolidated financial statements. The Company intends to vigorously defend these actions and proceedings unless they can be settled on terms deemed acceptable by the parties. To the extent additional information arises regarding these actions and proceedings or the Company's strategies change, it is possible that management's best estimate of the Company's probable liability may change.

Asset Abandonments and Write-downs

The Company is principally engaged in the business of procuring, transporting, storing, processing and merchandising agricultural commodities and products. This business is global in nature and is highly capital-intensive. Both the availability of the Company's raw materials and the demand for the Company's finished products are driven by unpredictable factors such as weather, plantings, government (domestic and foreign) farm programs and policies, changes in population growth, changes in standards of living, and production of similar and competitive crops. These aforementioned unpredictable factors, therefore, may cause a shift in the supply/demand dynamics for the Company's products. This shift will cause management to evaluate the efficiency and profitability of the Company's fixed asset base in terms of geographic location, size, and age of its factories. The Company, from time-to-time, will also invest in equipment and technology related to new, value-added products produced from agricultural commodities and products. These new products are not always successful from either a commercial production or marketing perspective. Management evaluates the Company's property, plant and equipment for impairment whenever indicators of impairment exist. Assets are abandoned after consideration of the ability to utilize the assets for their intended purpose, or to employ the assets in alternative uses, or sell the assets to recover the carrying value. If management used different estimates and assumptions in its evaluation of this fixed asset base, then the Company could recognize different amounts of expense over future periods.

Valuation of Marketable Securities and Investments in Affiliates

In determining if and when a decline in market value below carrying value of the Company's marketable securities or the recorded value of an investment accounted for on the equity method is other-than-temporary, management evaluates the market conditions, trends of earnings, price multiples, trading volumes and other key measures of these investments. When such a decline in value is deemed to be other-than-temporary, an impairment loss is recognized in the current period operating results to the extent of the decline. See Notes 1 and 3 to the Company's consolidated financial statements for information regarding the Company's marketable securities and investments in affiliates. If management used different estimates and assumptions in its evaluation of these marketable securities, then the Company could recognize different amounts of expense over future periods.

The Company is a limited partner in various private equity funds which invest primarily in emerging markets that have agri-processing potential. The Company accounts for these limited partnerships using the equity method of accounting. Therefore, the Company is recording in the consolidated statement of earnings its proportional share of the limited partnerships' net income or loss. The limited partnerships value their investments at fair value. Thus, unrealized gains and losses related to the change in fair value of these investments are recorded in the limited partnerships' statements of earnings. The valuation of these investments, as determined by the general partner, can be subjective and the values may vary significantly in a short period of time. Some of the factors causing the subjectivity and volatility of these valuations include the illiquidity and minority positions of these investments, currency exchange rate fluctuations, less regulated securities exchanges, and the inherent business risks and limitations present in the emerging market countries. The Company records the results of these limited partnerships based on the information provided to the Company by the general partner. Due to the subjectivity and volatility in valuing these investments, the fair value of these investments, and thus the Company's results, could vary significantly over future periods.

Market Risk Sensitive Instruments and Positions

The market risk inherent in the Company's market risk sensitive instruments and positions is the potential loss arising from adverse changes in commodity prices, marketable equity security prices, market prices of limited partnerships' investments, foreign currency exchange rates and interest rates as described below.

Commodities

The availability and price of agricultural commodities are subject to wide fluctuations due to unpredictable factors such as weather, plantings, government (domestic and foreign) farm programs and policies, changes in global demand resulting from population growth and changes in standards of living, and global production of similar and competitive crops. To reduce price risk caused by market fluctuations, the Company generally follows a policy of using exchange-traded futures contracts to minimize its net position of merchandisable agricultural commodity inventories and forward cash purchase and sales contracts. In addition, the Company from time to time enters into futures contracts which are designated as hedges of specific volumes of commodities that will be purchased and processed in a future month. The changes in the market value of such futures contracts has historically been, and is expected to continue to be, highly effective at offsetting changes in price movements of the hedged item. Gains and losses arising from open and closed hedging transactions are deferred in other comprehensive income, net of applicable taxes, and recognized in the statement of earnings when the finished goods produced from the hedged items are sold.

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

	2002 Fair Value Market Risk		2001 Fair Value Market Risk
	(in millions)
Highest long position	$ 373	$37	$ 237	$24
Highest short position	315	32	302	30
Average position long (short)	128	13	(52)	5

The increase in fair value of the average position for 2002 compared to 2001 was principally a result of an increase in the daily net commodity position and, to a lesser extent, from an increase in quoted futures prices.

Marketable Equity Securities

Marketable equity securities, which are recorded at fair value, have exposure to price risk. The fair value of marketable equity securities is based on quoted market prices. Risk is estimated as the potential loss in fair value resulting from a hypothetical 10 percent adverse change in quoted market prices. Actual results may differ.

	2002	2001
	(in millions)
Fair value	$658	$699
Market risk	66	70

The decrease in fair value for 2002 compared to 2001 resulted primarily from disposals of securities.

Limited Partnerships

The Company is a limited partner in various private equity funds which invest primarily in emerging markets that have agri-processing potential. The Company accounts for these limited partnerships using the equity method of accounting. Therefore, the Company is recording in the consolidated statement of earnings its proportional share of the limited partnerships' net income or loss. The limited partnerships value their investments at fair value. Risk is estimated as the potential loss in fair value resulting from a hypothetical 10 percent adverse change in market prices of the limited partnerships' investments. Actual results may differ.

	2002	2001
	(in millions)
Fair value of partnerships' investments	$462	$494
Market risk	46	49

Currencies

In order to reduce the risk of foreign currency exchange rate fluctuations, the Company follows a policy of hedging substantially all transactions, except for amounts permanently invested as described below, denominated in a currency other than the functional currencies applicable to each of its various entities. The instruments used for hedging are readily marketable exchange-traded futures contracts and forward contracts with banks. The changes in market value of such contracts have a high correlation to the price changes in the currency of the related hedged transactions. The potential loss in fair value for such net currency position resulting from a hypothetical 10 percent adverse change in foreign currency exchange rates is not material.

The amount the Company considers permanently invested in foreign subsidiaries and affiliates and translated into dollars using the year-end exchange rates is $2.7 billion at June 30, 2002 and $2.3 billion at June 30, 2001. This increase is principally due to the strengthening of the Euro and British Pound currencies versus the U.S. dollar. The potential loss in fair value resulting from a hypothetical 10 percent adverse change in quoted foreign currency exchange rates amounts to $272 million and $232 million for 2002 and 2001, respectively. Actual results may differ.

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

	2002	2001
	(in millions)
Fair value of long-term debt	$3,530	$3,553
Excess of fair value over carrying value	419	202
Market risk	160	190

The decrease in fair value for the current year resulted from the maturities and pay-downs of long-term debt partially offset by a decrease in quoted interest rates.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is principally engaged in procuring, transporting, storing, processing, and merchandising agricultural commodities and products.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. Investments in affiliates are carried at cost plus equity in undistributed earnings since acquisition.

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

Marketable Securities

The Company classifies its marketable securities as available-for-sale, except for certain designated securities which are classified as trading securities. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of income taxes, reported as a component of other comprehensive income (loss). Unrealized gains and losses related to trading securities are included in income on a current basis. The Company uses the specific identification method when securities are sold or classified out of accumulated other comprehensive income (loss) into earnings.

Inventories

Inventories of certain merchandisable agricultural commodities, which include amounts acquired under deferred pricing contracts, are stated at market value. The Company also values certain inventories using the lower of cost, determined by either the last-in, first-out (LIFO) or first-in, first-out (FIFO) methods, or market.

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

Asset Abandonments and Write-Downs

The Company recorded an $83 million charge in cost of products sold during the fourth quarter of fiscal year 2002 and recorded a $108 million charge in cost of products sold during the fourth quarter of 2000 principally related to the abandonment and write-down of certain long-lived assets. In each of these years, the majority of the assets were idle, and the decision to abandon was finalized after consideration of the ability to utilize the assets for their intended purpose, employ the assets in alternative uses, or sell the assets to recover the carrying value. In 2002, the remaining assets were intended to be used in the production of a new product line, but the Company determined current market conditions for this new product line would not allow the Company to realize an acceptable rate of return on these assets. The Company now plans to use these assets to produce alternative products and the assets were written down to fair value in consideration of this alternative use. In 2000, the remaining assets were in use in a product line, and were being marketed for sale, but were written down to fair value to recognize an impairment in the value of the assets. After the write-down, the carrying value of these assets is immaterial.

Net Sales

The Company follows a policy of recognizing sales revenue at the time of delivery of the product. Included as a component of net sales are freight costs and handling charges related to the sales. Credit risk on trade receivables arising from the Company's net sales is minimized as a result of the large and diversified nature of the Company's worldwide customer base. The Company controls its exposure to credit risk through credit approvals, credit limits and monitoring procedures. Collateral is generally not required for the Company's trade receivables.

As of the fourth quarter of 2002, when the Company acquired control of A.C. Toepfer International ("ACTI") by increasing its ownership to 80%, the Company began consolidating the operations of ACTI. Prior to the fourth quarter, the Company accounted for ACTI, a global merchandiser and supplier of agricultural commodities and products, on the equity method of accounting. ACTI's net sales revenues related to non-affiliated customers totaled approximately $1.3 billion for the fourth quarter.

Per Share Data

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

New Accounting Standards

Effective July 1, 2002, the Company adopted Statement of Financial Accounting Standards Number 142 (SFAS 142), "Goodwill and Other Intangible Assets." Under the standard, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized, but will be subject to annual impairment tests. At June 30, 2002, the Company has $114 million of unamortized acquired goodwill and $108 million of unamortized goodwill associated with its investments in unconsolidated affiliates. The nonamortization of goodwill is expected to result in an increase in net income of $28 million ($.04 per share) in fiscal 2003. Other intangible assets will continue to be amortized over their useful lives. Beginning in fiscal 2003, the Company will annually test acquired goodwill for impairment using the two-step impairment process prescribed in SFAS 142. Goodwill associated with investments in unconsolidated affiliates will continue to be evaluated for impairment under the provisions of Accounting Principles Board Opinion Number 18, "The Equity Method of Accounting for Investments in Common Stock." The Company has performed the transitional impairment tests prescribed in SFAS 142. These tests resulted in an immaterial impairment charge which will be recorded during the first quarter of fiscal 2003.

Subsequent Events

On July 11, 2002, the Company entered into a merger agreement with Minnesota Corn Processors, LLC ("MCP"), a corn wet-milling company. This agreement, subject to regulatory approvals and approval of MCP shareholders, is structured as a cash-for-stock transaction whereby the Company will pay MCP shareholders a price of $2.90 for each outstanding Class A unit. The Company, which currently owns 30% of MCP through ownership of non-voting Class B units, will pay approximately $382 million for the outstanding Class A units.

Reclassifications

Certain items in prior year financial statements have been reclassified to conform to the current year's presentation.

CONSOLIDATED STATEMENTS OF EARNINGS

Archer Daniels Midland Company

	Year Ended June 30
	2002	2001	2000
	(In thousands, except per share amounts)

Net sales and other operating income	$23,453,561	$20,051,421	$18,612,423
Cost of products sold	21,770,105	18,619,623	17,392,848

Gross Profit	1,683,456	1,431,798	1,219,575

Selling, general and administrative expenses	826,922	731,029	729,358

Other expense - net	137,597	178,870	136,980

Earnings Before Income Taxes	718,937	521,899	353,237

Income taxes	207,844	138,615	52,334

Net Earnings	$ 511,093	$ 383,284	$ 300,903

Basic and diluted earnings per common share	$ .78	$ .58	$ .45

Average number of shares outstanding	656,955	664,507	669,279

See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

Archer Daniels Midland Company

	June 30
ASSETS	2002	2001
	(In thousands)

Current Assets
Cash and cash equivalents	$ 844,187	$ 676,086
Marketable securities	134,474	141,672
Receivables	2,849,523	2,416,432
Inventories	3,255,412	2,631,885
Prepaid expenses	279,635	284,226

Total Current Assets	7,363,231	6,150,301

Investments and Other Assets
Investments in and advances to affiliates	1,761,938	2,052,222
Long-term marketable securities	876,802	698,629
Other assets	524,061	518,354

	3,162,801	3,269,205

Property, Plant and Equipment
Land	172,279	155,236
Buildings	2,247,112	2,067,654
Machinery and equipment	9,250,880	8,752,507
Construction in progress	351,803	411,150
	12,022,074	11,386,547
Allowances for depreciation	(7,131,833)	(6,466,122)

	4,890,241	4,920,425

	$15,416,273	$14,339,931

CONSOLIDATED BALANCE SHEETS

Archer Daniels Midland Company

	June 30
Liabilities and Shareholders' Equity	2002	2001
	(In thousands)

Current Liabilities
Short-term debt	$ 967,473	$ 875,703
Accounts payable	2,330,992	1,794,684
Accrued expenses	1,115,042	814,450
Current maturities of long-term debt	305,790	382,144

Total Current Liabilities	4,719,297	3,866,981

Long-Term Debt	3,111,294	3,351,067

Deferred Liabilities
Income taxes	631,923	644,295
Other	198,938	145,905

	830,861	790,200

Shareholders' Equity
Common stock	5,436,151	5,608,741
Reinvested earnings	1,567,570	1,187,357
Accumulated other comprehensive loss	(248,900)	(464,415)

	6,754,821	6,331,683

	$15,416,273	$14,339,931

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Archer Daniels Midland Company

	Year Ended June 30
	2002	2001	2000
	(In thousands)
Operating Activities
Net earnings	$511,093	$383,284	$300,903
Adjustments to reconcile to net cash provided by operations
Depreciation and amortization	566,576	572,390	604,229
Plant shut downs and abandonments	82,927	-	108,477
Deferred income taxes	(4,972)	3,919	(23,812)
Amortization of long-term debt discount	47,494	49,584	43,410
(Gain) loss on marketable securities transactions	(38,588)	56,160	(10,166)
Stock contributed to employee benefit plans	23,263	40,425	61,721
Other - net	1,631	(4,936)	(14,881)
Changes in operating assets and liabilities
Receivables	(37,142)	(84,017)	(370,738)
Inventories	(72,508)	229,289	(126,250)
Prepaid expenses	(44,197)	1,557	(3,338)
Accounts payable and accrued expenses	481,011	(376,082)	239,907
Total Operating Activities	1,516,588	871,573	809,462

Investing Activities
Purchases of property, plant and equipment	(349,637)	(273,168)	(428,737)
Net assets of businesses acquired	(40,012)	(124,639)	(30,422)
Investments in and advances to affiliates, net	2,963	(147,735)	(362,072)
Purchases of marketable securities	(455,908)	(460,195)	(1,101,100)
Proceeds from sales of marketable securities	434,826	838,859	912,923
Other - net	404	(30,922)	(44,512)
Total Investing Activities	(407,364)	(197,800)	(1,053,920)

Financing Activities
Long-term debt borrowings	7,621	429,124	108,895
Long-term debt payments	(459,826)	(41,702)	(54,609)
Net borrowings (payments) under lines of credit agreements	(174,399)	(674,350)	316,932
Purchases of treasury stock	(184,519)	(62,932)	(210,911)
Cash dividends	(130,000)	(125,053)	(120,001)
Total Financing Activities	(941,123)	(474,913)	40,306

Increase (Decrease) In Cash And Cash Equivalents	168,101	198,860	(204,152)
Cash And Cash Equivalents Beginning Of Year	676,086	477,226	681,378
Cash And Cash Equivalents End Of Year	$844,187	$676,086	$477,226

Supplemental Cash Flow Information
Noncash Investing and Financing Activities
Common stock issued for acquisitions and investments	$ -	$ 425	$ 24,150

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Archer Daniels Midland Company

				Accumulated
				Other	Total
	Common Stock		Reinvested	Comprehensive	Shareholders'
	Shares	Amount	Earnings	Loss	Equity
			(In thousands)
Balance July 1, 1999	612,795	$ 5,081,320	$ 1,419,321	$ (260,001)	$ 6,240,640

Comprehensive income
Net earnings			300,903
Other comprehensive loss				(187,676)
Total comprehensive income					113,227
Cash dividends paid-$.18 per share			(120,001)		(120,001)
5% stock dividend	30,109	274,473	(274,473)
Treasury stock purchases	(17,711)	(210,911)			(210,911)
Other	7,103	87,715	(427)		87,288
Balance June 30, 2000	632,296	5,232,597	1,325,323	(447,677)	6,110,243

Comprehensive income
Net earnings			383,284
Other comprehensive loss				(16,738)
Total comprehensive income					366,546
Cash dividends paid-$.19 per share			(125,053)		(125,053)
5% stock dividend	31,542	395,923	(395,923)
Treasury stock purchases	(5,525)	(62,932)			(62,932)
Other	4,065	43,153	(274)		42,879
Balance June 30, 2001	662,378	5,608,741	1,187,357	(464,415)	6,331,683

Comprehensive income
Net earnings			511,093
Other comprehensive income				215,515
Total comprehensive income					726,608
Cash dividends paid-$.20 per share			(130,000)		(130,000)
Treasury stock purchases	(12,818)	(184,519)			(184,519)
Other	433	11,929	(880)		11,049
Balance June 30, 2002	649,993	$ 5,436,151	$ 1,567,570	$ (248,900)	$ 6,754,821

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Archer Daniels Midland Company

Note 1-Marketable Securities and Cash Equivalents

		Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value
2002	(In thousands)
United States Government Obligations
Maturity less than 1 year	$ 350,498	$ 159	$ (174)	$ 350,483
Maturity 1 to 5 years	248	4	-	252

Other debt securities
Maturity less than 1 year	455,130	143	(7)	455,266
Maturity 1 to 5 years	30,000	428	-	30,428
Maturity 5 to 10 years	128,599	3,771	-	132,370
Maturity greater than 10 years	54,967	795	-	55,762

Equity securities
Available-for-sale	541,402	144,534	(31,043)	654,893
Trading	3,097	-	-	3,097
	$ 1,563,941	$ 149,834	$ (31,224)	$ 1,682,551

		Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value
2001	(In thousands)
United States Government obligations
Maturity less than 1 year	$ 364,576	$ 978	$ (430)	$ 365,124

Other debt securities
Maturity less than 1 year	227,541	501	-	228,042

Equity securities Available-for-sale	586,928	125,856	(14,155)	698,629
	$ 1,179,045	$ 127,335	$ (14,585)	$ 1,291,795

Notes to Consolidated Financial Statements

Archer Daniels Midland Company

Note 2-Inventories and Derivatives

To reduce price risk caused by market fluctuations, the Company generally follows a policy of using exchange-traded futures contracts to minimize its net position of merchandisable agricultural commodity inventories and forward cash purchase and sales contracts. Inventories of certain merchandisable agricultural commodities, which include amounts acquired under deferred pricing contracts, are stated at market value. Exchange-traded futures contracts, forward cash purchase contracts and forward cash sales contracts, which have not been designated as fair value hedges, are valued at market price. Changes in the market value of inventories of merchandisable agricultural commodities, forward cash purchase and sales contracts and exchange-traded futures contracts are recognized in earnings immediately, resulting in cost of goods sold approximating FIFO cost. Unrealized gains on forward cash purchase contracts, forward cash sales contracts and exchange-traded futures contracts represent the fair value of such instruments and are classified on the Company's balance sheet as receivables. Unrealized losses on forward cash purchase contracts, forward cash sales contracts and exchange-traded futures contracts represent the fair value of such instruments and are classified on the Company's balance sheet as accounts payable.

In addition, the Company from time to time enters into futures contracts which are designated as hedges of specific volumes of commodities to be purchased and processed in a future month. These readily marketable exchange-traded futures contracts are designated as cash flow hedges. The changes in the market value of such futures contracts have historically been, and is expected to continue to be, highly effective at offsetting changes in price movements of the hedged item. The amounts representing the ineffectiveness of these cash flow hedges are immaterial. Gains and losses arising from open and closed hedging transactions are deferred in other comprehensive income, net of applicable income taxes, and recognized as a component of cost of products sold in the statement of earnings when the finished goods produced from the hedged item are sold. The gains and losses arising from these cash flow hedges will be recognized in the statement of earnings within the next 12 months.

The Company also values certain inventories using the lower of cost, determined by either the last-in, first out (LIFO) or first-in, first out (FIFO) method, or market.

	2002	2001
	(In thousands)
LIFO inventories
FIFO value	$ 352,365	$ 367,265
LIFO valuation reserve	(1,678)	-
LIFO carrying value	350,687	367,265
FIFO inventories	1,486,362	837,520
Market inventories	1,418,363	1,427,100
	$3,255,412	$2,631,885

Notes to Consolidated Financial Statements

Archer Daniels Midland Company

Note 3-Investments In and Advances to Affiliates

The Company has ownership interests in various, non-majority owned affiliates accounted for under the equity method. The Company had 83 and 99 unconsolidated affiliates as of June 30, 2002 and 2001, respectively, located in North and South America, Africa, Europe and Asia. During fiscal 2002, the Company acquired controlling interests in 12 previously unconsolidated affiliates, disposed of its investments in 9 affiliates and diluted its ownership in 1 affiliate to less than 20%. Additionally, the Company made initial investments in 6 unconsolidated affiliates during fiscal 2002. The following table summarizes the balance sheets as of June 30, 2002 and 2001, and the statements of earnings for each of the three years ended June 30, 2002 of the Company's unconsolidated affiliates.

	2002	2001	2000
	(In thousands)
Current assets	$2,790,239	$ 3,942,532
Non-current assets	7,557,131	8,055,513
Current liabilities	1,624,651	2,410,587
Non-current liabilities	1,439,162	1,936,852
Minority interests	280,283	280,789
Net assets	$7,003,274	$ 7,369,817

Net sales	$9,853,370	$16,447,274	$15,009,536
Gross profit	1,276,901	1,550,299	1,211,868
Net income	21,627	137,299	725,759

The Company's investment in unconsolidated affiliates exceeds the underlying equity in net assets by $108 million, which amount has been amortized on a straight-line basis over 10 to 40 years through June 30, 2002. As described in "Summary of Significant Accounting Policies - New Accounting Standards," the Company will cease amortization of these amounts upon adoption of SFAS 142 in fiscal 2003.

Two foreign affiliates for which the Company has a carrying value of $321 million have a market value of $164 million based on quoted market prices and exchange rates at June 30, 2002.

Notes to Consolidated Financial Statements

Archer Daniels Midland Company

Note 4-Debt and Financing Arrangements
	2002	2001
	(In thousands)
7.0% Debentures $400 million
face amount, due in 2031	$397,285	$397,191

7.5% Debentures $350 million
face amount, due in 2027	347,980	347,952

8.875% Debentures $300 million
face amount, due in 2011	298,722	298,629

6.625% Debentures $300 million
face amount, due in 2029	298,614	298,596

8.125% Debentures $300 million
face amount, due in 2012	298,489	298,394

8.375% Debentures $300 million
face amount, due in 2017	294,984	294,820

6.25% Notes $250 million
face amount, due in 2003	249,793	249,693

7.125% Debentures $250 million
face amount, due in 2013	249,539	249,511

6.95% Debentures $250 million
face amount, due in 2097	246,183	246,154

6.75% Debentures $200 million
face amount, due in 2027	195,890	195,782

5.87% Debentures $196 million
face amount, due in 2010	117,824	113,150

Zero Coupon Debt $400 million
face amount, paid in 2002	-	385,079

Other	421,781	358,260

Total long-term debt	3,417,084	3,733,211
Current maturities	(305,790)	(382,144)
	$3,111,294	$3,351,067

At June 30, 2002, the fair value of the Company's long-term debt exceeded the carrying value by $419 million, as estimated by using quoted market prices or discounted future cash flows based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

The aggregate maturities of long-term debt for the five years after June 30, 2002 are $306 million, $26 million, $132 million, $131 million, and $29 million, respectively.

At June 30, 2002, the Company had lines of credit totaling $2.5 billion, of which $1.5 billion was unused. The weighted average interest rates on short-term borrowings outstanding at June 30, 2002 and 2001 were 1.96% and 4.31%, respectively.

Notes to Consolidated Financial Statements

Archer Daniels Midland Company

Note 5-Shareholders' Equity

The Company has authorized one billion shares of common stock and 500 thousand shares of preferred stock, each without par value. No preferred stock has been issued. At June 30, 2002 and 2001, the Company had approximately 21.9 million and 9.6 million common shares, respectively, in treasury. Treasury stock is recorded at cost, $269 million at June 30, 2002 and $92 million at June 30, 2001, as a reduction of common stock.

Stock option plans provide for the granting of options to employees to purchase common stock of the Company at market value on the date of grant. Options expire five to ten years after the date of grant. At June 30, 2002, there were 6 million shares available for future grant. Stock option activity during the years indicated is as follows:

		Weighted Average
	Number of	Exercise Price
	Shares	Per Share
	(In thousands)
Shares under option at June 30, 1999	5,571	$13.12
Granted	6,084	10.21
Exercised	(5)	11.84
Cancelled	(685)	12.21
Shares under option at June 30, 2000	10,965	11.56

Granted	41	10.94
Exercised	(34)	9.27
Cancelled	(392)	12.23
Shares under option at June 30, 2001	10,580	11.54

Granted	2,632	12.54
Exercised	(724)	12.01
Cancelled	(1,907)	12.27
Shares under option at June 30, 2002	10,581	$11.62

Shares exercisable at June 30, 2002	3,705	$11.55
Shares exercisable at June 30, 2001	3,311	$12.35
Shares exercisable at June 30, 2000	1,885	$13.07

At June 30, 2002, the range of exercise prices and weighted average remaining contractual life of outstanding options was $8.33 to $18.59 and four years, respectively.

The Company accounts for its stock option plans in accordance with Accounting Principles Board Opinion Number 25 (APB 25), "Accounting for Stock Issued to Employees". Under APB 25, compensation expense is recognized if the exercise price of the employee stock option is less than the market price on the grant date. Statement of Financial Accounting Standards Number 123, "Accounting for Stock-Based Compensation", requires the fair value of options granted and the pro forma impact on earnings and earnings per share be disclosed when material. Had compensation expense for stock options been determined based on the fair value of options granted, the Company's 2002, 2001 and 2000 net earnings and earnings per share would have decreased approximately one percent.

The weighted average fair value of options granted during 2002, 2001 and 2000 are $4.31, $3.79 and $3.20, respectively. The fair value of each option grant is estimated as of the date of grant using the Black-Scholes single option pricing model for pro forma footnote purposes. Expected dividend yield was assumed to be 2% in 2002 and 2000 and 1% in 2001. An expected risk-free interest rate of 5% was assumed in 2002, 7% in 2001 and 8% in 2000. Expected volatility was assumed to be 40% in 2002 and 2001 and 30% in 2000. Expected option life was assumed to be five years in 2002, four years in 2001 and six years in 2000.

Notes to Consolidated Financial Statements

Archer Daniels Midland Company

Note 6-Accumulated Other Comprehensive Loss

The following table sets forth information with respect to accumulated other comprehensive income (loss):
	Foreign	Deferred	Minimum	Unrealized	Accumulated
	Currency	Gain (Loss)	Pension	Gain (Loss)	Other
	Translation	on Hedging	Liability	on	Comprehensive
	Adjustment	Activities	Adjustment	Investments	Income (Loss)
			(In thousands)

Balance at June 30, 1999	$ (299,827)			$ 39,826	$ (260,001)
Unrealized gains (losses)	(97,030)			(120,577)	(217,607)
(Gaines) losses reclassified to net earnings				(5,288)	(5,288)
Tax effect				35,219	35,219
Net of tax amount	(97,030)			(90,646)	(187,676)
Balance at June 30, 2000	(396,857)			(50,820)	(447,677)

Adoption of SFAS 133 - net of tax		$ (32,076)			(32,076)
Unrealized gains (losses)	(101,991)	(35,648)	$ (22,424)	147,520	(12,543)
(Gaines) losses reclassified to net earnings		51,672		53,385	105,057
Tax effect		(6,076)	8,504	(79,604)	(77,176)
Net of tax amount	(101,991)	(22,128)	(13,920)	121,301	(16,738)
Balance at June 30, 2001	(498,848)	(22,128)	(13,920)	70,481	(464,415)

Unrealized gains (losses)	125,636	66,391	(17,392)	65,978	240,613
(Gains) losses reclassified to net earnings		35,648		(35,937)	(289)
Tax effect		(38,699)	6,596	7,294	(24,809)
Net of tax amount	125,636	63,340	(10,796)	37,335	215,515
Balance at June 30, 2002	$ (373,212)	$ 41,212	$ (24,716)	$ 107,816	$ (248,900)

Notes to Consolidated Financial Statements

Archer Daniels Midland Company

Note 7-Other Expense - Net

	2002	2001	2000
	(In thousands)
Interest expense	$ 355,956	$ 398,131	$ 377,404
Investment income	(114,032)	(149,401)	(136,317)
Net (gain) loss on marketable
securities transactions	(38,296)	56,311	(10,103)
Equity in (earnings) losses
of unconsolidated affiliates	(61,532)	(104,909)	(88,206)
Other - net	(4,499)	(21,262)	(5,798)
	$ 137,597	$ 178,870	$ 136,980

Interest expense is net of interest capitalized of $6 million, $16 million and $23 million in 2002, 2001 and 2000, respectively.

The Company made interest payments of $308 million, $348 million and $366 million in 2002, 2001, and 2000, respectively.

Realized gains on sales of available-for-sale marketable securities totaled $61 million, $3 million and $17 million in 2002, 2001 and 2000, respectively. Realized losses totaled $23 million, $59 million and $7 million in 2002, 2001 and 2000, respectively.

Notes to Consolidated Financial Statements

Archer Daniels Midland Company

Note 8-Income Taxes

For financial reporting purposes, earnings before income taxes include the following components:

	2002	2001	2000
		(In thousands)

United States	$ 440,517	$ 242,772	$ 211,159
Foreign	278,420	279,127	142,078
	$ 718,937	$ 521,899	$ 353,237

Significant components of income taxes are as follows:

	2002	2001	2000
		(In thousands)
Current
Federal	$ 169,802	$ 48,578	$ 36,624
State	12,214	7,890	22,099
Foreign	102,570	64,009	30,480
Deferred
Federal	(71,547)	15,122	(33,025)
State	(2,522)	4,599	(7,693)
Foreign	(2,673)	(1,583)	3,849
	$ 207,844	$ 138,615	$ 52,334

Significant components of the Company's deferred tax liabilities and assets are as follows:

		2002	2001
		(In thousands
Deferred tax liabilities
Depreciation		$ 602,834	$ 601,899
Bond discount amortization		29,728	40,045
Unrealized gain on marketable securities		35,933	45,052
Equity in earnings of affiliates		92,405	95,051
Other		52,074	31,000
		812,974	813,047

Deferred tax assets
Pension and Postretirement benefits		80,213	70,246
Reserves and other accruals		96,808	86,131
Other		117,624	130,489
		294,645	286,866

Net deferred tax liabilities		518,329	526,181

Current net deferred tax assets included
in prepaid expenses		113,594	118,114
Non-current net deferred tax liabilities		$ 631,923	$ 644,295

Reconciliation of the statutory federal income tax rate to the Company's effective tax rate on earnings is as follows:

	2002	2001	2000
Statutory rate	35.0%	35.0%	35.0%
Prior years tax redetermination	(3.6)	-	(17.0)
Foreign sales corporation	(3.6)	(4.9)	(6.3)
State income taxes, net of
federal tax benefit	0.8	1.6	2.7
Foreign gain permanently reinvested	-	(6.4)	-
Foreign earnings taxed at rates
other than the U.S. statutory rate	(0.3)	(2.0)	(0.3)
Other	0.6	3.3	0.7

Effective rate	28.9%	26.6%	14.8%

The Company made income tax payments of $162 million, $104 million and $89 million in 2002, 2001 and 2000, respectively.

During the fourth quarter of 2002, the Company recognized a reduction in income tax of $26 million, or $.04 per share, as taxes were relieved upon resolution of various outstanding state and federal tax issues.

During the fourth quarter of 2000, the Company recognized a reduction in income tax related to a redetermination of foreign sales corporation benefits for prior years and the resolution of various other tax issues. This resulted in a $60 million credit, or $.09 per share, to the 2000 provision.

Undistributed earnings of the Company's foreign subsidiaries and affiliated corporate joint venture companies accounted for on the equity method amounting to approximately $758 million at June 30, 2002, are considered to be permanently reinvested and, accordingly, no provision for U.S. income taxes has been provided thereon. It is not practicable to determine the deferred tax liability for temporary differences related to these undistributed earnings.

Notes to Consolidated Financial Statements

Archer Daniels Midland Company

Note 9-Leases

The Company leases manufacturing and warehouse facilities, real estate, transportation and other equipment under operating leases which expire at various dates through the year 2076. Rent expense for 2002, 2001 and 2000 was $88 million, $81 million and $89 million, respectively. Future minimum rental payments for non-cancelable operating leases with initial or remaining terms in excess of one year are as follows:

Fiscal years	(In thousands)

2003	$ 48,734
2004	38,740
2005	32,525
2006	28,996
2007	21,905
Thereafter	60,672
Total minimum lease payments	$ 231,572

Notes to Consolidated Financial Statements

Archer Daniels Midland Company

Note 10-Employee Benefit Plans

The Company provides substantially all employees with pension benefits. The Company also provides substantially all domestic employees with postretirement health care and life insurance benefits. It is the Company's policy to fund pension costs as required by applicable laws and regulations. In addition, the Company has savings and investment plans available to employees. The Company also maintains stock ownership plans for qualifying employees. The Company contributes shares of its stock to the plans to match qualifying employee contributions. Employees have the choice of retaining Company stock in their accounts or diversifying the shares into other investment options. Expense is measured and recorded based upon the fair market value of the stock contributed to the plans each month. The expense recorded in each period presented related to stock ownership plans is disclosed as "retirement plan expense for defined contribution plans." The number of shares designated for use in the plans is not significant compared to the shares outstanding for the periods presented. Assets of the Company's pension and defined contribution plans consist primarily of listed common stocks and mutual funds. The Company's plans held 27.8 million shares of Company common stock at June 30, 2002, with a market value of $356 million. Cash dividends received on Company stock by the pension and defined contribution plans during the year ended June 30, 2002, were $5 million. Total retirement plan expense includes the following components:

	Pension Benefits
	2002	2001	2000
	(In thousands)
Defined benefit plans:
Service cost (benefits earned during the period)	$ 32,727	$ 29,120	$ 31,084
Interest cost	56,404	50,163	47,818
Expected return on plan assets	(55,907)	(54,625)	(50,910)
Actuarial loss (gain)	1,767	407	891
Net amortization	1,725	1,160	1,071
Net periodic pension expense	36,716	26,225	29,954

Defined contribution plans	20,784	19,114	18,455
Total retirement plan expense	$ 57,500	$ 45,339	$ 48,409

	Postretirement Benefits
	2002	2001	2000
	(In thousands)
Defined benefit plans:
Service cost (benefits earned during the period)	$ 5,888	$ 5,892	$ 5,546
Interest cost	7,863	6,922	5,693
Expected return on plan assets	-	-	-
Actuarial loss (gain)	-	(12)	(265)
Net amortization	436	165	165
Net periodic pension expense	14,187	12,967	11,139

Defined contribution plans	-	-	-
Total retirement plan expense	$ 14,187	$ 12,967	$ 11,139

The following tables set forth changes in the benefit obligation and the fair value of plan assets:
	Pension Benefits		Postretirement Benefits
	2002	2001	2002	2001
	(In thousands)		(In Thousands)
Benefit obligation, beginning	$ 783,869	$ 712,016	$ 108,459	$ 92,305
Service cost	32,727	29,120	5,888	5,892
Interest cost	56,404	50,163	7,863	6,922
Actuarial loss (gain)	(7,406)	39,213	(2,483)	4,036
Benefits paid	(35,900)	(34,644)	(4,358)	(5,573)
Plan amendments	2,063	3,689	-	4,882
Acquisitions	58,397	-	1,137	-
Foreign currency effects	22,349	(15,688)	(1)	(5)
Benefit obligation, ending	$ 912,503	$ 783,869	$ 116,505	$ 108,459

Fair value of plan assets, beginning	$ 618,532	$ 656,744	$ -	$ -
Actual return on plan assets	12,595	(8,750)	-	-
Employer contributions	46,418	26,992	4,358	5,573
Benefits paid	(35,900)	(34,644)	(4,358)	(5,573)
Acquisitions	31,418	-	-	-
Foreign currency effects	25,943	(21,810)	-	-
Fair value of plan assets, ending	$ 699,006	$ 618,532	$ -	$ -

Funded status	$ (213,497)	$ (165,337)	$ (116,505)	$ (108,459)
Unamortized transition amount	(9,023)	(9,915)	-	-
Unrecognized net loss (gain)	157,208	122,812	(7,903)	(5,419)
Unrecognized prior service costs	43,861	44,952	10,031	9,330
Adjustment for fourth quarter contributions	762	3,440	-	-
Pension liability recognized in the balance sheet	$ (20,689)	$ (4,048)	$ (114,377)	$ (104,548)

Prepaid benefit cost	$ 64,342	$ 54,445	$ -	$ -
Accrued benefit liability	(164,515)	(112,983)	(114,377)	(104,548)
Intangible asset	39,668	32,066	-	-
Minimum pension liability	39,816	22,424	-	-
Net amount recognized, June 30	$ (20,689)	$ (4,048)	$ (114,377)	$ (104,548)

The following table sets forth the principal assumptions used in developing the benefit obligation and the net periodic pension expense:
	Pension Benefits		Postretirement Benefits
	2002	2001	2002	2001
Discount rate	6.7%	7.0%	7.3%	7.3%
Expected return on plan assets	8.3%	8.3%	N/A	N/A
Rate of compensation increase	4.1%	4.3%	N/A	N/A

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the U.S. retirement plans with accumulated benefit obligations in excess of plan assets were $657 million, $591 million, and $455 million, respectively, as of June 30, 2002, and $608 million, $514 million, and $402 million, respectively, as of June 30, 2001.

For postretirement benefit measurement purposes, a 10.0% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2003. The rate was assumed to decrease gradually to 6.0% for 2011 and remain at that level thereafter.

Assumed health care cost trend rates have a significant impact on the amounts reported for the health care plans. A 1% change in assumed health care cost trend rates would have the following effect:
	1% Increase	1% Decrease
(In thousands)
Effect on combined service and interest cost components	$ 1,206	$ (1,100)
Effect on accumulated postretirement benefit obligations	$ 10,571	$ (9,691)

Notes to Consolidated Financial Statements

Archer Daniels Midland Company

Note 11-Segment and Geographic Information

The Company is principally engaged in procuring, transporting, storing, processing and merchandising of agricultural commodities and products. The Company's operations are classified into four reportable business segments: Oilseeds Processing, Corn Processing, Wheat Processing and Agricultural Services. Each of these segments is organized based upon the nature of products and services offered. The Company's remaining operations are included in the Other segment. Prior years' information has been reclassified to conform to the current year's presentation.

The Oilseeds Processing segment includes activities related to processing oilseeds such as soybeans, cottonseed, sunflower seeds, canola, peanuts, flaxseed and corn germ into vegetable oils and meals principally for the food and feed industries. Crude vegetable oil is sold "as is" or is further processed by refining and hydrogenating into margarine, shortening, salad oils and other food products. Partially refined oil is sold for use in chemicals, paints and other industrial products. Oilseed meals are primary ingredients used in the manufacture of commercial livestock and poultry feeds.

The Corn Processing segment includes activities related to the production of products for use in the food and beverage industry. These products include syrup, starch, glucose, dextrose and high fructose sweeteners. Corn gluten feed and distillers grains are produced for use as feed ingredients. Ethyl alcohol is produced to beverage grade or for industrial use as ethanol.

The Wheat Processing segment includes activities related to the production of wheat flour for use primarily by bakeries and pasta manufacturers.

The Agricultural Services segment utilizes the Company's vast grain elevator and transportation network to buy, store, clean and transport agricultural commodities, such as oilseeds, corn, wheat, milo, oats and barley, and resells these commodities primarily as food or feed ingredients. Also included in Agricultural Services are the activities of A.C. Toepfer International and affiliates, one of the world's largest trading companies specializing in agricultural commodities and processed products.

Intersegment sales have been recorded at amounts approximating market. Operating profit for each segment is based on net sales less identifiable operating expenses, including an interest charge related to working capital usage. Also included in operating profit are the related equity in earnings (losses) of affiliates based on the equity method of accounting. General corporate expenses, investment income, unallocated interest expense, marketable securities transactions and FIFO to LIFO inventory adjustments have been excluded from segment operations and classified as Corporate. All assets, other than cash, marketable securities and those assets related to the corporate office, have been identified with the segments to which they relate.

Segment Information
	2002	2001	2000
	(In thousands)
Sales to external customers
Oilseeds Processing	$ 8,997,197	$ 8,346,650	$ 8,310,970
Corn Processing	1,939,100	2,117,098	1,798,215
Wheat Processing	1,360,895	1,308,692	1,347,340
Agricultural Services	8,280,078	5,644,237	4,640,187
Other	2,876,291	2,634,744	2,515,711
Total	$ 23,453,561	$ 20,051,421	$ 18,612,423

Intersegment sales
Oilseeds Processing	$ 218,894	$ 136,276	$ 128,137
Corn Processing	233,551	172,369	186,239
Wheat Processing	25,895	26,160	33,201
Agricultural Services	1,694,831	1,525,030	1,503,719
Other	99,704	105,731	114,749
Total	$ 2,272,875	$ 1,965,566	$ 1,966,045

Net sales
Oilseeds Processing	$ 9,216,091	$ 8,482,926	$ 8,439,107
Corn Processing	2,172,651	2,289,467	1,984,454
Wheat Processing	1,386,790	1,334,852	1,380,541
Agricultural Services	9,974,909	7,169,267	6,143,906
Other	2,975,995	2,740,475	2,630,460
Intersegment elimination	(2,272,875)	(1,965,566)	(1,966,045)
Total	$ 23,453,561	$ 20,051,421	$ 18,612,423

Interest expense
Oilseeds Processing	$ 44,360	$ 75,588	$ 71,019
Corn Processing	10,266	21,039	20,942
Wheat Processing	8,831	12,984	12,732
Agricultural Services	35,944	44,214	38,880
Other	62,460	78,753	82,471
Total	$ 161,861	$ 232,578	$ 226,044

Depreciation and amortization
Oilseeds Processing	$ 154,526	$ 155,736	$ 161,182
Corn Processing	120,478	124,071	140,419
Wheat Processing	41,356	45,452	46,591
Agricultural Services	71,788	71,445	67,636
Other	163,320	153,263	167,708
Total	$ 551,468	$ 549,967	$ 583,536

Equity in earnings (losses) of affiliates
Oilseeds Processing	$ 17,974	$ 13,883	$ 8,325
Corn Processing	17,204	8,854	10,974
Wheat Processing	2,219	305	479
Agricultural Services	29,036	11,797	3,513
Other	(4,901)	70,070	64,915
Total	$ 61,532	$ 104,909	$ 88,206

Operating profit
Oilseeds Processing	$ 387,960	$ 260,116	$ 175,454
Corn Processing	214,875	242,211	179,203
Wheat Processing	78,800	71,519	95,575
Agricultural Services	169,593	119,548	129,149
Other	188,592	210,005	177,343
Total operating profit	1,039,820	903,399	756,724
Corporate	(320,883)	(381,500)	(403,487)
Income before income taxes	$ 718,937	$ 521,899	$ 353,237

Investments in and advances to affiliates
Oilseeds Processing	$ 231,997	$ 234,639	$ 198,443
Corn Processing	165,805	151,933	145,505
Wheat Processing	16,422	16,027	13,319
Agricultural Services	39,660	263,201	269,634
Other	1,308,054	1,386,422	1,249,732
Total	$ 1,761,938	$ 2,052,222	$ 1,876,633

Identifiable assets
Oilseeds Processing	$ 3,532,508	$ 3,206,931	$ 3,833,321
Corn Processing	1,390,985	1,335,160	1,477,725
Wheat Processing	764,130	752,649	793,793
Agricultural Services	2,456,276	1,946,320	1,785,242
Other	5,078,301	5,258,620	4,896,758
Corporate	2,194,073	1,840,251	1,685,097
Total	$ 15,416,273	$ 14,339,931	$ 14,471,936

Gross additions to property, plant & equipment
Oilseeds Processing	$ 75,077	$ 109,402	$ 233,141
Corn Processing	152,690	75,116	95,763
Wheat Processing	11,194	29,145	59,122
Agricultural Services	111,043	61,824	52,928
Other	235,936	26,594	25,406
Total	$ 585,940	$ 302,081	$ 466,360

Geographic Information: The following geographic area data include net sales and other operating income attributed to the countries based on the location of the subsidiary making the sale and long-lived assets based on physical location.
	2002	2001	2000
	(In millions)
Net sales and other operating income:
United States	$ 14,695	$ 13,114	$ 12,585
Germany	2,481	1,381	1,523
Other foreign	6,278	5,556	4,504
	$ 23,454	$ 20,051	$ 18,612

Long-lived assets
United States	$ 3,838	$ 3,987	$ 4,275
Foreign	1,188	1,052	1,130
	$ 5,026	$ 5,039	$ 5,405

Notes to Consolidated Financial Statements

Archer Daniels Midland Company

Note 12-Antitrust Investigation and Related Litigation

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

The Company has made provisions to cover the fines, litigation settlements and costs related to certain of the aforementioned suits and proceedings. The ultimate outcome and materiality of other putative class actions and proceedings, including those related to high fructose corn syrup, cannot presently be determined. Accordingly, no provision for any liability that may result therefrom has been made in the consolidated financial statements.

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders

Archer Daniels Midland Company

Decatur, Illinois

We have audited the accompanying consolidated balance sheets of Archer Daniels Midland Company and subsidiaries as of June 30, 2002 and 2001, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the three years in the period ended June 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Archer Daniels Midland Company and its subsidiaries at June 30, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 2002, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young, LLP

St. Louis, Missouri

July 31, 2002

Quarterly Financial Data (Unaudited)

Archer Daniels Midland Company

	Quarter
	First	Second	Third	Fourth	Total
	(In thousands, except per share amounts)
Fiscal 2002
Net Sales	$5,504,132	$5,554,224	$5,326,399	$7,068,806	$23,453,561
Gross Profit	405,497	507,288	390,243	380,428	1,683,456
Net Earnings	131,618	150,025	117,184	112,266	511,093
Per Common Share	.20	.23	.18	.17	.78

Fiscal 2001
Net Sales	$4,634,784	$4,940,999	$5,130,346	$5,345,292	$20,051,421
Gross Profit	283,908	416,308	369,652	361,930	1,431,798
Net Earnings	109,429	124,607	93,149	56,099	383,284
Per Common Share	0.17	0.19	0.14	0.08	0.58

Net sales for the three months and year ended June 30, 2002 include $1.3 billion of net sales revenue attributable to the operations of A.C. Toepfer International ("ACTI"). Prior to the fourth quarter of fiscal 2002, the Company accounted for ACTI on the equity method of accounting.

Net earnings for the three months and year ended June 30, 2002 include a charge to cost of products sold of $83 million ($51 million after tax, equal to $.08 per share) principally related to the abandonment and write-down of certain long-lived assets and a $26 million tax credit, equal to $.04 per share, related to the resolution of various outstanding state and federal tax issues. Net earnings for the quarter also include a gain of $93 million ($58 million after tax, equal to $.09 per share) related to a partial settlement of the Company's claims related to vitamin antitrust litigation. For the year ended June 30, 2002, gains related to this vitamin antitrust litigation totaled $147 million ($91 million after tax, equal to $.14 per share).

Common Stock Market Prices and Dividends

Archer Daniels Midland Company

The Company's common stock is listed and traded on the New York Stock Exchange, Chicago Stock Exchange, Frankfurt Stock Exchange, and Swiss Stock Exchange. The following table sets forth, for the periods indicated, the high and low market prices of the common stock and common stock cash dividends.

					Cash
		Market Price			Dividends
	High		Low		Per Share

Fiscal 2002--Quarter Ended
June 30	$14.	67	$12.	47	$0.05
March 31	14.	85	12.	95	0.05
December 31	15.	80	11.	80	0.05
September 30	14.	10	11.	60	0.048

Fiscal 2001--Quarter Ended
June 30	$13.	52	$10.	24	$0.048
March 31	15.	23	11.	95	0.048
December 31	14.	47	8.	22	0.048
September 30	9.	70	7.	80	0.045

The number of registered shareholders of the Company's common stock at June 30, 2002 was 26,715. The Company expects to continue its policy of paying regular cash dividends, although there is no assurance as to future dividends because they are dependent on future earnings, capital requirements and financial condition.

TEN YEAR SUMMARY

Archer Daniels Midland Company

Operating, Financial and Other Data (Dollars in thousands, except per share data)

	2002	2001	2000	1999
Operating
Net sales and other operating income	$23,453,561	$20,051,421	$18,612,423	$18,509,903
Depreciation and amortization	566,576	572,390	604,229	584,965
Net earnings	511,093	383,284	300,903	265,964
Per common share	0.78	0.58	0.45	0.39
Cash dividends	130,000	125,053	120,001	117,089
Per common share	0.20	0.19	0.18	0.17

Financial
Working capital	$2,643,934	$2,283,320	$1,829,422	$1,949,323
Per common share	4.07	3.45	2.76	2.89
Current ratio	1.6	1.6	1.4	1.5
Inventories	3,255,412	2,631,885	2,822,712	2,732,694
Net property, plant and equipment	4,890,241	4,920,425	5,277,081	5,567,161
Gross additions to property, plant and equipment	596,559	318,168	475,396	825,676
Total assets	15,416,273	14,339,931	14,471,936	14,029,881
Long-term debt	3,111,294	3,351,067	3,277,218	3,191,883
Shareholders' equity	6,754,821	6,331,683	6,110,243	6,240,640
Per common share	10.39	9.56	9.20	9.24

Other
Weighted average shares outstanding (000's)	656,955	664,507	669,279	685,328
Number of shareholders	26,715	27,918	29,911	31,764
Number of employees	24,746	22,834	22,753	23,603

Share and per share data have been adjusted for a three-for-two stock split in December 1994 and annual 5% stock dividends from September 1992 through September 2001.

Net earnings for 1999 include an extraordinary charge of $15 million, or $.02 per share, from the repurchase of debt.

Net earnings for 1993 include a net credit of $68 million, or $.09 per share, and a charge of $35 million, or $.05 per share, for the cumulative effects of changes in accounting for income taxes and postretirement benefits, respectively.

1998	1997	1996	1995	1994	1993

$19,832,594	$18,104,827	$17,981,264	$15,576,471	$13,863,065	$11,883,198
526,813	446,412	393,605	384,872	354,463	328,549
403,609	377,309	695,912	795,915	484,069	567,527
0.59	0.55	0.99	1.10	0.66	0.75
111,551	106,990	90,860	46,825	32,586	32,266
0.16	0.15	0.13	0.06	0.04	0.04

$1,734,411	$2,035,580	$2,751,132	$2,540,260	$2,783,817	$2,961,503
2.50	3.00	3.95	3.56	3.84	3.90
1.5	1.9	2.7	3.2	3.5	4.1
2,562,650	2,094,092	1,790,636	1,473,896	1,422,147	1,131,787
5,322,704	4,708,595	4,114,301	3,762,281	3,538,575	3,214,834
1,228,553	1,127,360	801,426	657,915	682,485	572,022
13,833,534	11,354,367	10,449,869	9,756,887	8,746,853	8,404,111
2,847,130	2,344,949	2,002,979	2,070,095	2,021,417	2,039,143
6,504,912	6,050,129	6,144,812	5,854,165	5,045,421	4,883,251
9.38	8.92	8.82	8.20	6.96	6.44

686,047	690,352	702,012	724,610	732,108	759,653
32,539	33,834	35,431	34,385	33,940	33,654
23,132	17,160	14,811	14,833	16,013	14,168