Form 10-K, Exhibit 13
period 2003-06-30
ARCHER DANIELS MIDLAND CO
filed 2003-09-03
CIK 7084

Exhibit 13

MANAGEMENT'S DISCUSSION OF

OPERATIONS AND FINANCIAL CONDITION - JUNE 30, 2003

Operations

Net earnings for fiscal 2003 decreased due principally to reduced North American and European oilseed crush volumes and margins, reduced operating results of Agricultural Services and Wheat Processing operations due to poor crop conditions in North America, and a reduction in the gain from the settlement of vitamin antitrust litigation. The Company recognized a $28 million gain from the vitamin settlements in 2003 as compared to a gain of $147 million in 2002. In addition, last year's results included a $37 million gain on marketable securities transactions. These decreases were partially offset by improved Corn Processing, Cocoa and Bioproducts operating results. Net earnings include a charge of $13 million and $83 million for abandonment and write-down of long-lived assets in 2003 and 2002, respectively.

The $13 million and $83 million charge in 2003 and 2002, respectively, for abandonment and write-down of long-lived assets primarily represents the write-down of abandoned idle assets to their estimated salvage values. In addition, the 2002 impairment charge included a write-down to fair value of assets that were intended for use in a new product line.

The Company completed its acquisition of Minnesota Corn Processors LLC (MCP), an operator of corn wet-milling plants in Minnesota and Nebraska, on September 6, 2002. Prior to September 6, 2002, the Company had a 30% ownership interest in MCP through its ownership of non-voting Class B units. The Company paid MCP shareholders $382 million in cash, or $2.90 for each outstanding Class A unit, to acquire all of the outstanding Class A units and assumed $233 million of MCP debt. The operating results of MCP are included in the Company's Corn Processing segment from September 6, 2002.

The Company acquired six flour mills located in the United Kingdom from Associated British Foods plc (ABF) on February 24, 2003. The Company acquired the assets and inventories of the ABF mills for cash of approximately $96 million and assumed no liabilities in connection with the acquisition. The operating results of the ABF mills are included in the Company's Wheat Processing segment from February 24, 2003.

During February 2003, the Company tendered an offer to acquire all of the outstanding shares of Pura plc (Pura), a United Kingdom based company that processes and markets edible oil, for cash of approximately $1.78 per share. These shares represented 72% of the outstanding equity of Pura. Prior to the offer, the Company owned 28% of the outstanding equity of Pura. The Company purchased a sufficient number of shares to obtain majority ownership of Pura on April 7, 2003, and the results of Pura's operations are included in the Company's Oilseeds Processing segment from April 7, 2003. As of June 30, 2003, the Company had acquired all of the outstanding shares of Pura plc for cash of $58 million.

As of the fourth quarter of fiscal 2002, the Company acquired control of A.C. Toepfer International (ACTI), a global merchandiser of agricultural commodities and processed products, by increasing its ownership to 80%. Prior to the fourth quarter, the Company accounted for ACTI on the equity method of accounting. The operating results of ACTI are included in the Company's Agricultural Services segment from April 1, 2002.

The Company adopted Statement of Financial Accounting Standards Number 142 (SFAS 142) "Goodwill and Other Intangible Assets" on July 1, 2002. Under the standard, goodwill is no longer amortized but is subject to annual impairment tests. Goodwill amortization included in the 2002 and 2001 results was $28 million and $33 million, respectively.

2003 compared to 2002

Net sales and other operating income increased 36 percent to $30.7 billion principally due to recently-acquired Corn Processing and Agricultural Services operations and, to a lesser extent, increased sales volumes and higher average selling prices.

Cost of products sold increased $8.1 billion to $29.0 billion principally due to recently-acquired businesses and, to a lesser extent, higher commodity price levels. Excluding the impact of recently-acquired businesses, manufacturing costs were relatively unchanged from prior year levels.

Selling, general and administrative expenses increased $121 million to $948 million due principally to recently-acquired Corn Processing and Agricultural Services operations and, to a lesser extent, increased personnel-related expenses, costs of the Company's EPA settlement, and general cost increases.

Other expense increased $11 million to $148 million principally due to a reduction in realized gains on securities transactions, partially offset by a gain on the sale of redundant assets. Gains on securities transactions in the prior year consisted of a $56 million gain from the sale of IBP, Inc. shares, partially offset by the write-off of the Company's investments in the Rooster and Pradium e-commerce ventures.

Income taxes decreased due to lower pretax earnings and a reduction in the Company's effective tax rate. The Company's effective tax rate was 28.5 percent in the current year as compared to 28.9 percent in the prior year. The prior year effective tax rate includes a $26 million reduction in taxes resulting from the resolution of various outstanding state and federal tax issues. The Company's effective tax rate, excluding the effect of the aforementioned tax credit, was approximately 33 percent in 2002. The reduction in the Company's effective tax rate for 2003 is due to foreign tax benefits realized as a result of foreign tax planning initiatives implemented at the beginning of 2003. In addition, the Company's effective tax rate for 2003 reflects the impact of no goodwill amortization, which was not deductible for tax purposes.

Segment Information

The Company is principally engaged in procuring, transporting, storing, processing, and merchandising agricultural commodities and products. The company's operations are classified into four reportable business segments: Oilseeds Processing, Corn Processing, Wheat Processing, and Agricultural Services. The Company's remaining operations are included in the Other segment.

Oilseeds Processing segment includes activities related to processing oilseeds such as soybeans, cottonseed, sunflower seeds, canola, peanuts, flaxseed and corn germ into vegetable oils and meals principally for the food and feed industries. Crude vegetable oil is sold "as is" or is further processed by refining, bleaching and deodorizing into salad oils. Salad oils can be further processed by hydrogenating and/or interesterifying into margarine, shortening and other food products. Partially refined oil is also sold for use in chemicals, paints and other industrial products. Oilseed meals are primary ingredients used in the manufacture of commercial livestock and poultry feeds. The results of Pura from April 7, 2003, are included in the Oilseeds Processing segment.

Corn Processing segment includes activities related to the production of products for use in the food and beverage industry. These products include syrup, starch, glucose, dextrose and sweeteners. Corn gluten feed and meal as well as distillers grains are produced for use as feed ingredients. Ethyl alcohol is produced to beverage grade or for industrial use as ethanol. The results of MCP from September 6, 2002, are included in the Corn Processing segment.

Wheat Processing segment includes activities related to the production of wheat flour for use primarily by commercial bakeries, food companies, food service companies and retailers. The results of the ABF mills from February 24, 2003, are included in the Wheat Processing segment.

Agricultural Services segment utilizes the Company's extensive grain elevator and transportation network to buy, store, clean and transport agricultural commodities, such as oilseeds, corn, wheat, milo, oats and barley, and resells these commodities primarily as feed ingredients and as raw materials for the agricultural processing industry. Agricultural Services' grain sourcing and transportation network provides reliable and efficient services to the Company's agricultural processing operations. The activities of A.C. Toepfer International, a global merchandiser of agricultural commodities and processed products, are included in the Agricultural Services segment from April 1, 2002.

Sales to external customers	2003	2002	Change
	(In thousands)
Oilseeds Processing	$ 9,773,379	$ 8,155,530	$ 1,617,849
Corn Processing	2,550,108	1,939,100	611,008
Wheat Processing	1,589,116	1,360,895	228,221
Agricultural Services	13,441,193	8,280,078	5,161,115
Other	3,354,237	2,876,291	477,946
Total	$ 30,708,033	$ 22,611,894	$ 8,096,139

Operating profit	2003	2002	Change
	(In thousands)
Oilseeds Processing	$ 337,089	$ 387,960	$ (50,871)
Corn Processing	326,380	214,875	111,505
Wheat Processing	59,222	78,800	(19,578)
Agricultural Services	92,124	169,593	(77,469)
Other	195,097	188,592	6,505
Total	$ 1,009,912	$ 1,039,820	$ (29,908)

Oilseeds Processing sales increased 20 percent to $9.8 billion principally due to increased sales volumes and higher average selling prices. These increases were primarily due to increased South American exports of oilseeds and oilseed products, and overall higher average vegetable oil and protein meal selling prices resulting from good demand and higher commodity price levels. Oilseeds Processing operating profits decreased 13 percent to $337 million due primarily to lower North American and European oilseed crush volumes and margins partially offset by improved operating results of the Company's South American and Asian oilseed operations. Although average selling prices for vegetable oil have increased and protein meal average prices and demand improved, oilseed crush margins in North America and Europe were negatively impacted by higher oilseed costs. Operating profits include a charge of $7 million and $23 million for abandonment and write-down of long-lived assets in 2003 and 2002, respectively.

Corn Processing sales increased 32 percent to $2.6 billion primarily due to the recently-acquired MCP operations and increased ethanol sales volumes. Ethanol sales volume increases are principally due to increased demand from California gasoline refiners. Operating profits increased 52 percent to $326 million primarily due to increased ethanol and sweetener sales volumes. Prior year operating profits include a $10 million charge for abandonment and write-down of long-lived assets.

Wheat Processing sales increased 17 percent to $1.6 billion primarily due to increased average selling prices and, to a lesser extent, higher sales volumes of wheat flour products. The increase in average selling prices was principally due to higher commodity price levels resulting from the drought conditions in the Midwestern United States. Operating profit decreased $20 million to $59 million primarily due to lower flour milling yields due to a lower quality wheat crop resulting from the drought conditions in the United States. In addition, last year's results included increased export volumes and profits from government food donation programs and a $6 million charge for abandonment and write-down of long-lived assets.

Agricultural Services sales increased $5.2 billion to $13.4 billion due principally to the recently-acquired operations of A.C. Toepfer International and to increased commodity price levels. Operating profits decreased $77 million to $92 million due to reduced operating results of the Company's international trading operations, domestic grain origination operations, and barge transportation operations. Grain origination and trading operating results declined as a result of the reduced crop size caused by the drought conditions in the Midwestern United States. In addition, lower freight rates, higher fuel costs, and low river water conditions in the Midwestern United States resulted in reduced operating results of the Company's barge transportation operations.

Other sales increased 17 percent to $3.4 billion primarily due to higher average selling prices of cocoa products and, to a lesser extent, increased sales volumes and higher average selling prices of bioproducts. Operating profits increased 3 percent to $195 million principally due to improved results of cocoa operations as improved demand for butter and powder resulted in increased margins. Bioproducts operating results also improved as a result of increased lysine selling prices and demand. In addition, improved results of the Company's Eastern European starch and Gruma corn flour ventures contributed to the increase in profits. These increases were partially offset by a reduction in the gain from the partial settlement of vitamin antitrust litigation and reduced operating results of the Company's citric acid and protein specialties operations. The Company recognized a $28 million gain from the vitamin settlements in the current year as compared to a $147 million gain during the prior year. In addition, operating profits include a charge of $6 million and $44 million for abandonment and write-down of long-lived assets in 2003 and 2002, respectively.

2002 compared to 2001

Net sales and other operating income increased 16 percent to $22.6 billion due to recently-acquired grain, feed, oilseeds, and cocoa operations, and, to a lesser extent, increased sales volumes and prices.

Cost of products sold increased $2.9 billion to $20.9 billion due primarily to recently-acquired businesses and, to a lesser extent, to the aforementioned $83 million charge for abandonment and write-down of long-lived assets. Manufacturing costs were relatively unchanged from the prior year.

Selling, general and administrative expenses increased $96 million to $827 million due principally to recently-acquired grain, feed, oilseeds, and cocoa operations, and, to a lesser extent, increased personnel-related expenses.

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

Income taxes increased primarily due to higher pretax earnings and to no taxes being provided in the prior year on the CIP Gain. Partially offsetting this increase was a $26 million reduction in taxes resulting from the resolution of various outstanding state and federal tax issues. CIP is a foreign corporate joint venture and CIP intends to permanently reinvest the proceeds from the sale transaction. The Company's effective tax rate, excluding the effect of the aforementioned tax credit and the CIP Gain, was approximately 33 percent for both 2002 and 2001.

Segment Information

Sales to external customers	2002	2001	Change
	(In thousands)
Oilseeds Processing	$ 8,155,530	$ 7,778,440	$ 377,090
Corn Processing	1,939,100	2,117,098	(177,998)
Wheat Processing	1,360,895	1,308,692	52,203
Agricultural Services	8,280,078	5,644,237	2,635,841
Other	2,876,291	2,634,744	241,547
Total	$ 22,611,894	$ 19,483,211	$ 3,128,683

Operating profit	2002	2001	Change
	(In thousands)
Oilseeds Processing	$ 387,960	$ 260,116	$ 127,844
Corn Processing	214,875	242,211	(27,336)
Wheat Processing	78,800	71,519	7,281
Agricultural Services	169,593	119,548	50,045
Other	188,592	210,005	(21,413)
Total	$ 1,039,820	$ 903,399	$ 136,421

Oilseeds Processing sales increased 5 percent to $8.2 billion primarily due to increased sales volumes and higher average selling prices. These increases were principally due to continued strong, worldwide demand for protein meal and fiber and higher average vegetable oil selling prices rebounding from historic low levels. Oilseeds Processing operating profits increased 49 percent to $388 million due to improved oilseed crush margins resulting from increased protein meal demand and improved plant capacity utilization. These increases were partially offset by a $23 million charge related to abandonment and write-down of long-lived assets.

Corn Processing sales decreased 8 percent to $1.9 billion due principally to lower ethanol sales volumes. Operating profits decreased 11 percent to $215 million also due to the lower ethanol sales volumes and a $10 million charge related to abandonment and write-down of long-lived assets.

Wheat Processing sales increased slightly due principally to increased selling prices for wheat flour products. Operating profits increased 10 percent to $79 million primarily due to improved processing margins as a result of improvements in plant capacity utilization resulting from industry production capacity rationalization and increased export volumes from food donation programs, partially offset by a $6 million charge for abandonment and write-down of long-lived assets.

Agricultural Services sales increased 47 percent to $8.3 billion due principally to recently acquired trading operations. Operating profits increased 42 percent to $170 million due primarily to increased trading volumes and improved results of international trading operations.

Other sales increased 9 percent to $2.9 billion due primarily to recently-acquired feed and cocoa operations. This increase was partially offset by decreased average selling prices of food additives and amino acid products, and decreased sales volumes of cocoa products and edible beans. Operating profits of the Other segment decreased 10 percent to $189 million due to last year's $95 million CIP Gain, a $44 million charge related to abandonment and write-down of long-lived assets, and a decline in private equity fund results due to lower valuations. Additionally, the Company's cocoa operations declined from prior year levels due principally to reduced grinding margins created by excess butter stocks and higher cocoa bean prices. These declines were partially offset by a $147 million gain from the partial settlement of vitamin antitrust litigation and improved results of the Company's protein specialties operations.

Liquidity and Capital Resources

At June 30, 2003, the Company continued to show substantial liquidity with working capital of $3.3 billion and a current ratio, defined as current assets divided by current liabilities, of 1.6. Included in this $3.3 billion of working capital is $787 million of cash, cash equivalents and short-term marketable securities as well as $2 billion of readily marketable commodity inventories. Cash generated from operating activities totaled $1.1 billion for the year compared to $1.3 billion last year. This decrease was primarily due to an increase in working capital requirements. Cash used in investing activities increased $651 million for the year to $1.1 billion due primarily to increased investment in net assets of businesses acquired. Cash generated from financing activities was $227 million. $500 million of 5.935% debentures were issued in fiscal 2003. Purchases of the Company's common stock decreased $83 million to $101 million. Borrowings under line-of-credit agreements were $282 million in 2003 compared to repayments of $174 million in 2002.

Capital resources were strengthened as shown by the increase in the Company's net worth to $7.1 billion. The Company's ratio of long-term debt to total capital (the sum of the Company's long-term debt and shareholders' equity) increased to 35% at June 30, 2003 from 32% at June 30, 2002. This ratio is a measure of the Company's long-term liquidity and is an indicator of financial flexibility. Commercial paper and commercial bank lines of credit are available to meet seasonal cash requirements. At June 30, 2003, the Company had $1.3 billion outstanding and an additional $1.8 billion available under its commercial paper and bank lines of credit programs. Standard & Poor's and Moody's rate the Company's commercial paper as A-1 and P-1, respectively, and rate the Company's long-term debt as A+ and A1, respectively. In addition to the cash flow generated from operations, the Company has access to equity and debt capital through numerous alternatives from public and private sources in domestic and international markets.

Contractual Obligations and Commercial Commitments

In the normal course of business, the Company enters into contracts and commitments which obligate the Company to make payments in the future. The table below sets forth the Company's significant future obligations by time period. Excluded from this table are commodity-based contracts entered into in the normal course of business which are further described in the "Market Risk Sensitive Instruments and Positions" section of Management's Discussion of Operations and Financial Condition and energy-related purchase contracts entered into in the normal course of business. Where applicable, information included in the Company's consolidated financial statements and notes are cross-referenced in this table.

			Payments due by period

Long-Term Contractual	Note					2007 and
Obligations	Reference	Total	2004	2005	2006	Beyond
		(in thousands)

Short-term debt		$ 1,279,483	$ 1,279,483
Long-term debt	Note 6	3,831,564	20,102	$141,078	$ 158,039	$ 3,512,345
Capital leases	Note 6	71,611	10,786	11,331	12,394	37,100
Operating leases	Note 11	268,453	58,716	46,740	38,552	124,445
Total		$5,451,111	$ 1,369,087	$199,149	$ 208,985	$ 3,673,890

At June 30, 2003, the Company estimates it will cost approximately $481 million to complete construction in progress and other commitments to purchase or construct property, plant and equipment. The Company is a limited partner in various private equity funds which invest primarily in emerging markets that have agri-processing potential. At June 30, 2003, the Company's carrying value of these limited partnership investments was $441 million. The Company has future capital commitments related to these partnerships of $169 million and expects the majority of these additional capital commitments, if called for, to be funded by cash flows generated by the partnerships.

In addition, the Company has also entered into debt guarantee agreements, primarily related to equity-method investees, which could obligate the Company to make future payments under contingent commitments. The Company's liability under these agreements arises only if the primary entity fails to perform its contractual obligation. If the Company is called upon to make payments pursuant to these guarantees, the Company has, for a majority of these agreements, a security interest in the underlying assets of the primary entity. At June 30, 2003, these debt guarantees total approximately $631 million.

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

Inventories and Derivatives

Certain of the Company's merchandisable agricultural commodity inventories, forward fixed-price purchase and sale contracts, and exchange-traded futures and options contracts are valued at estimated market values. These merchandisable agricultural commodities are freely traded, have quoted market prices, and may be sold without significant, additional processing. Management estimates market value based on exchange-quoted prices, adjusted for differences in local markets. Changes in the market values of these inventories and contracts are recognized in the statement of earnings as a component of cost of products sold. If management used different methods or factors to estimate market value, amounts reported as inventories and cost of products sold could differ. Additionally, if market conditions change subsequent to year-end, amounts reported in future periods as inventories and cost of products sold could differ.

The Company, from time to time, uses derivative contracts to fix the purchase price of anticipated volumes of commodities to be purchased and processed in a future month. These derivative contracts are designated as cash flow hedges. The change in the market value of such derivative contracts has historically been, and are expected to continue to be, highly effective at offsetting changes in price movements of the hedged item. Gains and losses arising from open and closed hedging transactions are deferred in other comprehensive income, net of applicable income taxes, and recognized as a component of cost of products sold in the statement of earnings when the hedged item is recognized. If it is determined that the derivative instruments used are no longer effective at offsetting changes in the price of the hedged item, then the changes in the market value of these exchange-traded futures contracts would be recorded in the statement of earnings as a component of cost of products sold.

Employee Benefit Plans

The Company provides substantially all domestic employees and employees at certain international subsidiaries with pension benefits. The Company also provides substantially all domestic salaried employees with postretirement health care and life insurance benefits. In order to measure the expense and funded status of these employee benefit plans, management makes several estimates and assumptions, including interest rates used to discount certain liabilities, rates of return on assets set aside to fund these plans, rates of compensation increases, employee turnover rates, anticipated mortality rates, and anticipated future healthcare costs. These estimates and assumptions are based on the Company's historical experience combined with management's knowledge and understanding of current facts and circumstances. The Company uses third-party specialists to assist management in measuring the expense and funded status of these employee benefit plans. If management used different estimates and assumptions regarding these plans, the funded status of the plans could vary significantly and the Company could recognize different amounts of expense over future periods.

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

As described in Note 14 to the Company's consolidated financial statements, the Company has made provisions to cover fines, litigation settlements and costs related to certain putative class action antitrust suits and other proceedings involving the sale of lysine, citric acid, sodium gluconate and monosodium glutamate. As to certain other suits and proceedings, including those related to high fructose corn syrup, where the ultimate outcome and materiality cannot presently be determined, no provision for any liability that may result therefrom has been made in the consolidated financial statements. The Company intends to vigorously defend these actions and proceedings unless they can be settled on terms deemed acceptable by the parties. To the extent additional information arises regarding these actions and proceedings or the Company's strategies change, it is possible that management's best estimate of the Company's liability may change.

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

Valuation of Marketable Securities and Investments in Affiliates

In determining if and when a decline in market value below carrying value of the Company's marketable securities or the recorded value of an investment accounted for on the equity method is other-than-temporary, management evaluates the market conditions, trends of earnings, price multiples, trading volumes and other key measures of these investments. When such a decline in value is deemed to be other-than-temporary, an impairment loss is recognized in the current period operating results to the extent of the decline. See Notes 2 and 4 to the Company's consolidated financial statements for information regarding the Company's marketable securities and investments in affiliates. If management used different estimates and assumptions in its evaluation of these marketable securities, then the Company could recognize different amounts of expense over future periods

The Company is a limited partner in various private equity funds which invest primarily in emerging markets that have agri-processing potential. The Company accounts for these limited partnerships using the equity method of accounting. Therefore, the Company is recording in the consolidated statement of earnings its proportional share of the limited partnerships' net income or loss. The limited partnerships value their investments at fair value. Thus, unrealized gains and losses related to the change in fair value of these investments are recorded in the limited partnerships' statements of earnings. The valuation of these investments, as determined by the general partner, can be subjective and the values may vary significantly in a short period of time. Some of the factors causing the subjectivity and volatility of these valuations include the illiquidity and minority positions of these investments, currency exchange rate fluctuations, less regulated securities exchanges, and the inherent business risks and limitations present in the emerging market countries. The Company records the results of these limited partnerships based on the information provided to the Company by the general partner. Due to the subjectivity and volatility in valuing these investments, the fair value of these investments, and thus the Company's results, could vary significantly over future periods.

Market Risk Sensitive Instruments and Positions

The market risk inherent in the Company's market risk sensitive instruments and positions is the potential loss arising from adverse changes in commodity prices, marketable equity security prices, market prices of limited partnerships' investments, foreign currency exchange rates and interest rates as described below.

Commodities

The availability and price of agricultural commodities are subject to wide fluctuations due to unpredictable factors such as weather, plantings, government (domestic and foreign) farm programs and policies, changes in global demand resulting from population growth and changes in standards of living, and global production of similar and competitive crops. To reduce price risk caused by market fluctuations, the Company generally follows a policy of using exchange-traded futures and options contracts to minimize its net position of merchandisable agricultural commodity inventories and forward cash purchase and sales contracts. In addition, the Company from time to time enters into futures contracts which are designated as hedges of specific volumes of commodities that will be purchased and processed in a future month. The changes in the market value of such futures contracts has historically been, and is expected to continue to be, highly effective at offsetting changes in price movements of the hedged item. Gains and losses arising from open and closed hedging transactions are deferred in other comprehensive income, net of applicable taxes, and recognized as a component of cost of products sold in the statement of earnings when the hedged item is recognized.

A sensitivity analysis has been prepared to estimate the Company's exposure to market risk of its commodity position. The Company's daily net commodity position consists of inventories, related purchase and sale contracts, and exchange-traded futures contracts, including those to hedge portions of production requirements. The fair value of such position is a summation of the fair values calculated for each commodity by valuing each net position at quoted futures prices. Market risk is estimated as the potential loss in fair value resulting from a hypothetical 10 percent adverse change in such prices. Actual results may differ.
	2003 Fair Value Market Risk		2002 Fair Value Market Risk
	(in millions)
Highest long position	$ 611	$ 61	$ 373	$ 37
Highest short position	485	49	315	32
Average position long (short)	51	5	128	13

The decrease in fair value of the average position for 2003 compared to 2002 was principally a result of a decrease in the daily net commodity position partially offset by an increase in quoted futures prices.

Marketable Equity Securities

Marketable equity securities, which are recorded at fair value, have exposure to price risk. The fair value of marketable equity securities is based on quoted market prices. Risk is estimated as the potential loss in fair value resulting from a hypothetical 10 percent adverse change in quoted market prices. Actual results may differ.
	2003	2002
	(in millions)
Fair value	$ 519	$ 658
Market risk	52	66

The decrease in fair value for 2003 compared to 2002 resulted primarily from the decrease in fair market value of the securities, disposals of securities, and increased investment in a security causing it to be categorized as an investment in affiliate.

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
	2003	2002
	(in millions)
Fair value of partnerships' investments	$ 429	$ 462
Market risk	43	46

The decrease in fair value for 2003 compared to 2002 resulted primarily from the lower fair market value of the limited partnerships' investments.

Currencies

In order to reduce the risk of foreign currency exchange rate fluctuations, except for amounts permanently invested as described below, the Company follows a policy of hedging substantially all transactions, denominated in a currency other than the functional currencies applicable to each of its various entities. The instruments used for hedging are readily marketable exchange-traded futures contracts and forward contracts with banks. The changes in market value of such contracts have a high correlation to the price changes in the currency of the related hedged transactions. The potential loss in fair value for such net currency position resulting from a hypothetical 10 percent adverse change in foreign currency exchange rates is not material.

The amount the Company considers permanently invested in foreign subsidiaries and affiliates and translated into dollars using the year-end exchange rates is $3.3 billion at June 30, 2003 and $2.7 billion at June 30, 2002. This increase is principally due to the strengthening of the Euro and British Pound currencies versus the U.S. dollar. The potential loss in fair value resulting from a hypothetical 10 percent adverse change in quoted foreign currency exchange rates amounts to $331 million and $272 million for 2003 and 2002, respectively. Actual results may differ.

Interest

The fair value of the Company's long-term debt is estimated below using quoted market prices, where available, and discounted future cash flows based on the Company's current incremental borrowing rates for similar types of borrowing arrangements. Such fair value exceeded the long-term debt carrying value. Market risk is estimated as the potential increase in fair value resulting from a hypothetical one-half percent decrease in interest rates. Actual results may differ.
	2003	2002
	(in millions)
Fair value of long-term debt	$ 4,753	$ 3,530
Excess of fair value over carrying value	881	419
Market risk	232	160

The increase in fair value for the current year resulted from a decrease in quoted interest rates, long-term debt assumed in an acquisition, and a net increase in long-term borrowings.

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

Cash Equivalents

The Company considers all non-segregated, highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents.

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

Segregated Cash and Investments

The Company segregates certain cash and investment balances in accordance with certain regulatory requirements, commodity exchange requirements, and insurance arrangements. These segregated balances represent deposits received from customers trading in exchange-traded commodity instruments, securities pledged to commodity exchange clearing houses, and cash and securities pledged as security under certain insurance arrangements. Segregated cash and investments primarily consist of cash, U.S. government securities, and money-market funds.

Inventories

Inventories of certain merchandisable agricultural commodities, which include amounts acquired under deferred pricing contracts, are stated at market value. In addition, the Company values certain inventories using the lower of cost, determined by either the last-in, first-out (LIFO) or first-in, first-out (FIFO) methods, or market.

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

Asset Abandonments and Write-Downs

The Company recorded a $13 million and $83 million charge in cost of products sold during the fourth quarter of 2003 and 2002, respectively, principally related to the abandonment and write-down of certain long-lived assets. The majority of these assets were idle, and the decision to abandon was finalized after consideration of the ability to utilize the assets for their intended purpose, employ the assets in alternative uses, or sell the assets to recover the carrying value. After the write-downs, the carrying value of these assets is immaterial. In addition, the 2002 impairment charge included a write-down to fair value of assets that were intended for use in a new product line.

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

As of the fourth quarter of 2002, when the Company acquired control of A.C. Toepfer International ("ACTI") by increasing its ownership to 80%, the Company began consolidating the operations of ACTI. Prior to the fourth quarter of 2002, the Company accounted for ACTI, a global merchandiser and supplier of agricultural commodities and products, on the equity method of accounting. ACTI's net sales revenues were approximately $1.3 billion for the fourth quarter of 2002 and were approximately $5.8 billion for fiscal year 2003.

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

New Accounting Standards

Effective December 31, 2002, the Company adopted Financial Accounting Standards Board Interpretation Number 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." The interpretation requires disclosure of all guarantee arrangements and requires guarantees issued or revised after December 31, 2002, to be recognized at fair value in the financial statements.

The Company has entered into debt guarantee agreements, primarily related to equity-method investees, which could obligate the Company to make future payments if the primary entity fails to perform under its contractual obligation. Should the Company be required to make any payments pursuant to these guarantees, the Company has, for a majority of these agreements, a security interest in the underlying assets of the primary entity. At June 30, 2003, these debt guarantees total approximately $631 million.

In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46). A variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that does not have equity investors with voting rights, or has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns, or both. The Company will adopt FIN 46 in the first quarter of fiscal 2004 and believes the impact of adopting this standard will not have a material impact on the Company's financial statements.

Stock Compensation

Effective January 1, 2003, the Company adopted Statement of Financial Accounting Standards Number 148 (SFAS 148) "Accounting for Stock-Based Compensation - Transition and Disclosure." SFAS 148 amends Statement of Financial Accounting Standards Number 123 (SFAS 123), "Accounting for Stock-Based Compensation," to provide alternative methods for those companies choosing to transition to SFAS 123's fair value method of accounting for stock-based compensation. SFAS 148 also amends the disclosure provisions of SFAS 123 and Accounting Principles Board Opinion Number 28, "Interim Reporting," to require disclosure of the effects of an entity's accounting policy with respect to stock-based compensation on reported net earnings and earnings per share in annual and interim financial statements.

The Company accounts for its stock-based compensation in accordance with Accounting Principles Board Opinion Number 25 (APB 25), "Accounting for Stock Issued to Employees." Under APB 25, compensation expense is recognized if the exercise price of the employee stock option is less than the market price on the grant date. The following table illustrates the effect on net earnings and earnings per share as if the fair value method had been applied to all outstanding and unvested employee stock options and awards in each period.

	2003	2002	2001
	(In thousands, except per share amounts)

Net earnings, as reported	$ 451,145	$511,093	$ 383,284
Add: Stock-based compensation expense reported in net income, net of related tax	2,706	464	99
Deduct: Stock-based compensation expense determined under fair value method, net of related tax	8,125	6,018	3,720
Pro forma net earnings	$ 445,726	$ 505,539	$ 379,663

Earnings per share:
Basic and diluted - as reported	$ .70	$ .78	$ .58
Basic and diluted - pro forma	$ .69	$ .77	$ 57

The fair value of each option grant is estimated as of the date of grant using the Black-Scholes single option pricing model for pro forma net earnings purposes. The assumptions used in the Black-Scholes single option pricing model are as follows.
	2003	2002	2001

Dividend yield	2%	2%	1%
Risk-free interest rate	4%	5%	7%
Stock volatility	30%	37%	36%
Average expected life (years)	6	5	4

Reclassifications

Certain amounts included in the Company's Consolidated Statement of Earnings for the fiscal years ended June 30, 2002 and 2001, have been reclassified due to certain intercompany sale transactions being misclassified as trade sales. These reclassifications had no effect on the Company's financial condition, changes in financial condition, and results of operations including no effect on reported gross profit, net earnings or earnings per common share for the fiscal years ended June 30, 2002 and 2001. A summary of these reclassifications is as follows:
	2002	2001
	(In thousands)

Net sales and other operating income as reported	$ 23,453,561	$ 20,051,421
Reclassification	841,667	568,210
Net sales and other operating income as adjusted	22,611,894	19,483,211

Cost of products sold as reported	21,770,105	18,619,623
Reclassification	841,667	568,210
Cost of products sold as adjusted	20,928,438	18,051,413

Gross profit as reported	$ 1,683,456	$ 1,431,798

For segment reporting purposes, the reclassifications shown above reduced sales to external customers for the Oilseeds Processing segment during the periods indicated. In addition to those items described above, certain other items in the prior year financial statements have been reclassified to conform to the current year's presentation.

CONSOLIDATED STATEMENTS OF EARNINGS

Archer Daniels Midland Company

	Year Ended June 30
	2003	2002	2001
	(In thousands, except per share amounts)

Net sales and other operating income	$30,708,033	$22,611,894	$19,483,211
Cost of products sold	28,980,895	20,928,438	18,051,413

Gross Profit	1,727,138	1,683,456	1,431,798

Selling, general and administrative expenses	947,694	826,922	731,029

Other expense - net	148,471	137,597	178,870

Earnings Before Income Taxes	630,973	718,937	521,899

Income taxes	179,828	207,844	138,615

Net Earnings	$ 451,145	$ 511,093	$ 383,284

Basic and diluted earnings per common share	$ .70	$ .78	$ .58

Average number of shares outstanding	646,086	656,955	664,507

See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

Archer Daniels Midland Company

	June 30
ASSETS	2003	2002
	(In thousands)

Current Assets
Cash and cash equivalents	$ 764,959	$ 526,115
Segregated cash and investments	544,669	404,674
Receivables	3,320,336	2,846,425
Inventories	3,550,225	3,255,412
Other assets	241,668	293,919
Total Current Assets	8,421,857	7,326,545

Investments and Other Assets
Investments in and advances to affiliates	1,763,453	1,653,895
Long-term marketable securities	818,016	876,550
Goodwill	344,720	223,598
Other assets	366,117	408,506
	3,292,306	3,162,549

Property, Plant and Equipment
Land	186,652	172,279
Buildings	2,606,707	2,247,112
Machinery and equipment	10,067,834	9,250,880
Construction in progress	406,587	351,803
	13,267,780	12,022,074
Allowances for depreciation	(7,799,064)	(7,131,833)

	5,468,716	4,890,241

	$17,182,879	$15,379,335

CONSOLIDATED BALANCE SHEETS

Archer Daniels Midland Company

	June 30
Liabilities and Shareholders' Equity	2003	2002
	(In thousands)

Current Liabilities
Short-term debt	$ 1,279,483	$ 967,473
Accounts payable	2,848,926	2,330,992
Accrued expenses	988,175	951,770
Current maturities of long-term debt	30,888	305,790
Total Current Liabilities	5,147,472	4,556,025

Long-Term Liabilities
Long-term debt	3,872,287	3,111,294
Deferred income taxes	543,555	594,985
Other	550,368	362,210
	4,966,210	4,068,489

Shareholders' Equity
Common stock	5,373,005	5,436,151
Reinvested earnings	1,863,150	1,567,570
Accumulated other comprehensive loss	(166,958)	(248,900)
	7,069,197	6,754,821

	$17,182,879	$15,379,335

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Archer Daniels Midland Company

	Year Ended June 30
	2003	2002	2001
	(In thousands)
Operating Activities
Net earnings	$ 451,145	$ 511,093	$ 383,284
Adjustments to reconcile to net cash provided by operations
Depreciation and amortization	643,615	566,576	572,390
Asset abandonments	13,221	82,927	-
Deferred income taxes	105,086	(4,972)	3,919
Amortization of long-term debt discount	5,111	47,494	49,584
(Gain) loss on marketable securities transactions	363	(38,588)	56,160
Stock contributed to employee benefit plans	23,591	23,263	40,425
Other - net	58,576	86,138	30,886
Changes in operating assets and liabilities
Segregated cash and investments	(134,434)	(134,317)	70,895
Receivables	(112,460)	(119,176)	(27,311)
Inventories	(200,392)	(72,508)	229,289
Other Assets	(39,061)	(44,197)	1,557
Accounts payable and accrued expenses	266,676	397,483	(407,921)
Total Operating Activities	1,081,037	1,301,216	1,003,157

Investing Activities
Purchases of property, plant and equipment	(419,876)	(349,637)	(273,168)
Net assets of businesses acquired	(526,970)	(40,012)	(124,639)
Investments in and advances to affiliates, net	(89,983)	2,963	(147,735)
Purchases of marketable securities	(328,852)	(384,149)	(269,755)
Proceeds from sales of marketable securities	271,340	347,296	530,936
Other - net	25,353	404	(30,922)
Total Investing Activities	(1,068,988)	(423,135)	(315,283)

Financing Activities
Long-term debt borrowings	517,222	7,621	429,124
Long-term debt payments	(315,319)	(459,826)	(41,702)
Net borrowings (payments) under lines of credit agreements	281,669	(174,399)	(674,350)
Purchases of treasury stock	(101,212)	(184,519)	(62,932)
Cash dividends	(155,565)	(130,000)	(125,053)
Total Financing Activities	226,795	(941,123)	(474,913)

Increase (Decrease) in Cash And Cash Equivalents	238,844	(63,042)	212,961
Cash And Cash Equivalents Beginning Of Year	526,115	589,157	376,196
Cash And Cash Equivalents End Of Year	$ 764,959	$ 526,115	$ 589,157

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Archer Daniels Midland Company

				Accumulated
				Other	Total
	Common Stock		Reinvested	Comprehensive	Shareholders'
	Shares	Amount	Earnings	Loss	Equity
			(In thousands)
Balance July 1, 2000	632,296	$ 5,232,597	$ 1,325,323	$ (447,677)	$ 6,110,243

Comprehensive income
Net earnings			383,284
Other comprehensive loss				(16,738)
Total comprehensive income					366,546
Cash dividends paid-$.19 per share			(125,053)		(125,053)
5% stock dividend	31,542	395,923	(395,923)
Treasury stock purchases	(5,525)	(62,932)			(62,932)
Other	4,065	43,153	(274)		42,879
Balance June 30, 2001	662,378	5,608,741	1,187,357	(464,415)	6,331,683

Comprehensive income
Net earnings			511,093
Other comprehensive income				215,515
Total comprehensive income					726,608
Cash dividends paid-$.20 per share			(130,000)		(130,000)
Treasury stock purchases	(12,818)	(184,519)			(184,519)
Other	433	11,929	(880)		11,049
Balance June 30, 2002	649,993	5,436,151	1,567,570	(248,900)	6,754,821

Comprehensive income
Net earnings			451,145
Other comprehensive income				81,942
Total comprehensive income					533,087
Cash dividends paid-$.24 per share			(155,565)		(155,565)
Treasury stock purchases	(8,410)	(101,212)			(101,212)
Other	3,272	38,066			38,066
Balance June 30, 2003	644,855	$ 5,373,005	$ 1,863,150	$ (166,958)	$ 7,069,197

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Archer Daniels Midland Company

Note 1-Acquisitions

On September 6, 2002, the Company acquired all of the outstanding Class A units of Minnesota Corn Processors, LLC (MCP), an operator of corn wet-milling plants in Minnesota and Nebraska. These Class A units represented 70% of the outstanding equity of MCP. Prior to September 6, 2002, the Company owned non-voting Class B units, which represented the remaining 30% of the outstanding equity of MCP. The acquisition was structured as a cash-for-stock transaction whereby the Company paid MCP shareholders a price of $2.90 for each outstanding Class A unit. The Company paid $382 million for the outstanding Class A units and assumed $233 million of MCP long-term debt. At the date of the MCP acquisition, the Company recognized $36 million in liabilities for the costs of closing MCP's administrative offices and terminating MCP's corn sweetener marketing joint venture. As of June 30, 2003, the Company has paid substantially all of the costs related to these activities. The operating results of MCP are included in the Company's net earnings from September 6, 2002.

On February 24, 2003, the Company acquired six wheat flour mills located in the United Kingdom from Associated British Foods plc (ABF). The Company acquired the assets and inventories of the ABF mills for cash of approximately $96 million and assumed no liabilities in connection with the acquisition. The operating results of the ABF mills are included in the Company's net earnings from February 24, 2003.

During February 2003, the Company tendered an offer to acquire all of the outstanding shares of Pura plc (Pura), a United Kingdom based company that processes and markets edible oil, for cash of approximately $1.78 per share. These shares represented 72% of the outstanding equity of Pura. Prior to the offer, the Company owned 28% of the outstanding equity of Pura. The Company purchased a sufficient number of shares to obtain majority ownership of Pura on April 7, 2003, and the results of Pura's operations are included in the Company's net earnings from April 7, 2003. As of June 30, 2003, the Company had acquired all of the outstanding shares of Pura plc for cash of $58 million.

These acquisitions were accounted for as purchases in accordance with Statement of Financial Accounting Standards Number 141, "Business Combinations." Accordingly, the tangible assets and liabilities have been adjusted to fair values with the remainder of the purchase price recorded as goodwill. The identifiable intangible assets acquired as part of these acquisitions are not material. The Company has completed the allocation of the purchase price for the MCP acquisition. The Company has recorded a preliminary allocation of the purchase price for the ABF mills and Pura acquisitions as of June 30, 2003, as the valuation of the long-lived assets acquired and certain other transaction costs have not been finalized.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed, pertaining to the acquisitions described above, as of the acquisition dates.
(In thousands)

Current assets	$ 198,709
Property, plant and equipment	695,874
Goodwill	124,586
Investments in unconsolidated affiliates	47,879
Other assets	7,397
Total assets acquired	1,074,445

Current liabilities	121,639
Long-term debt	255,772
Deferred income taxes	34,773
Other liabilities	21,269
Total liabilities assumed	433,453
Net assets acquired	640,992
Less equity method investments in MCP and Pura (including goodwill of $16,867) at date of acquisition, net of deferred taxes	105,146
Total purchase price	$ 535,846

Acquired goodwill related to these acquisitions of $12 million, $74 million, and $39 million was assigned to the Oilseeds Processing, Corn Processing, and Wheat Processing segments, respectively. The Company estimates approximately $106 million of the acquired goodwill will be deductible for tax purposes.

Notes to Consolidated Financial Statements

Archer Daniels Midland Company

Note 2-Marketable Securities and Cash Equivalents

		Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value
2003	(In thousands)
United States Government Obligations
Maturity less than 1 year	$ 265,993	$ 172	$ (119)	$ 266,046

Other debt securities
Maturity less than 1 year	242,225	31	-	242,256
Maturity 5 to 10 years	170,561	2,947	-	173,508
Maturity greater than 10 years	124,735	1,193	-	125,928

Equity securities
Available-for-sale	443,551	67,560	(149)	510,962
Trading	7,618	-	-	7,618
	$ 1,254,683	$ 71,903	$ (268)	$ 1,326,318

		Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value
2002	(In thousands)
United States Government Obligations
Maturity less than 1 year	$ 284,133	$ 85	$ (168)	$ 284,050

Other debt securities
Maturity less than 1 year	204,034	144	(7)	204,171
Maturity 1 to 5 years	30,000	428	-	30,428
Maturity 5 to 10 years	128,599	3,771	-	132,370
Maturity greater than 10 years	54,967	795	-	55,762

Equity securities
Available-for-sale	541,402	144,534	(31,043)	654,893
Trading	3,097	-	-	3,097
	$ 1,246,232	$ 149,757	$ (31,218)	$ 1,364,771

Notes to Consolidated Financial Statements

Archer Daniels Midland Company

Note 3-Inventories and Derivatives

To reduce price risk caused by market fluctuations, the Company generally follows a policy of using exchange-traded futures and options contracts to minimize its net position of merchandisable agricultural commodity inventories and forward cash purchase and sales contracts. Inventories of certain merchandisable agricultural commodities, which include amounts acquired under deferred pricing contracts, are stated at market value. Exchange-traded futures and options contracts, forward cash purchase contracts and forward cash sales contracts, which have not been designated as fair value hedges, are valued at market price. Changes in the market value of inventories of merchandisable agricultural commodities, forward cash purchase and sales contracts and exchange-traded futures contracts are recognized in earnings immediately, resulting in cost of goods sold approximating FIFO cost. Unrealized gains on forward cash purchase contracts, forward cash sales contracts and exchange-traded futures contracts represent the fair value of such instruments and are classified on the Company's balance sheet as receivables. Unrealized losses on forward cash purchase contracts, forward cash sales contracts and exchange-traded futures contracts represent the fair value of such instruments and are classified on the Company's balance sheet as accounts payable.

The Company also values certain inventories using the lower of cost, determined by either the last-in, first out (LIFO) or first-in, first out (FIFO) method, or market.

	2003	2002
	(In thousands)
LIFO inventories
FIFO value	$ 343,552	$ 352,365
LIFO valuation reserve	(15,975)	(1,678)
LIFO carrying value	327,577	350,687
FIFO inventories	1,257,655	1,312,250
Market inventories	1,964,993	1,592,475
	$3,550,225	$3,255,412

The Company, from time to time, uses futures contracts to fix the purchase price of anticipated volumes of commodities to be purchased and processed in a future month. The Company also uses futures, options, and swaps to fix the purchase price of the Company's anticipated natural gas requirements for certain production facilities. These derivatives are designated as cash flow hedges. The changes in the market value of such derivative contracts have historically been, and are expected to continue to be, highly effective at offsetting changes in price movements of the hedged item. The amounts representing the ineffectiveness of these cash flow hedges are immaterial. Gains and losses arising from open and closed hedging transactions are deferred in other comprehensive income, net of applicable income taxes, and recognized as a component of cost of products sold in the statement of earnings when the hedged item is recognized. The gains and losses arising from these cash flow hedges will be recognized in the statement of earnings within the next 12 months.

Notes to Consolidated Financial Statements

Archer Daniels Midland Company

Note 4-Investments In and Advances to Affiliates

The Company has ownership interests in non-majority owned affiliates accounted for under the equity method. The Company had 82 and 83 unconsolidated affiliates as of June 30, 2003 and 2002, respectively, located in North and South America, Africa, Europe and Asia. During fiscal 2003, the Company acquired controlling interests in 3 previously unconsolidated affiliates, made initial investments in 8 unconsolidated affiliates, disposed of its investments in 6 affiliates and diluted its ownership in 1 affiliate. In addition, the Company increased its ownership interest and influence in 1 affiliate. The following table summarizes the balance sheets as of June 30, 2003 and 2002, and the statements of earnings for each of the three years ended June 30, 2003 of the Company's unconsolidated affiliates.

	2003	2002	2001
	(In thousands)
Current assets	$ 4,215,810	$ 2,790,239
Non-current assets	8,279,207	7,557,131
Current liabilities	2,721,111	1,624,651
Non-current liabilities	1,961,009	1,439,162
Minority interests	342,411	280,283
Net assets	$ 7,470,486	$ 7,003,274

Net sales	$ 17,181,800	$ 9,853,370	$ 16,447,274
Gross profit	2,037,875	1,276,901	1,550,299
Net income (loss)	(62,707)	21,627	137,299

Two foreign affiliates for which the Company has a carrying value of $364 million have a market value of $185 million based on quoted market prices and exchange rates at June 30, 2003.

Notes to Consolidated Financial Statements

Archer Daniels Midland Company

Note 5-Goodwill and Other Intangible Assets

Effective July 1, 2002, the Company adopted Statement of Financial Accounting Standards Number 142 (SFAS 142) "Goodwill and Other Intangible Assets." Under the standard, goodwill and intangible assets deemed to have indefinite lives are no longer amortized but are subject to annual impairment tests. Other intangible assets will continue to be amortized over their useful lives. The Company performed the transitional impairment tests prescribed in SFAS 142. These tests resulted in an immaterial impairment charge which was recorded upon adoption of SFAS 142. Reported net earnings, adjusted to exclude amortization expense related to goodwill for the periods indicated, are as follows:
	2003	2002	2001
	(In thousands, except per share amounts)

Reported net earnings	$ 451,145	$ 511,093	$ 383,284
Goodwill amortization	-	28,415	32,799
Adjusted net earnings	$ 451,145	$ 539,508	$ 416,083

Basic and diluted earnings per common share
Reported net earnings	$.70	$.78	$.58
Goodwill amortization	-	.04	.05
Adjusted net earnings	$.70	$.82	$.63

Remaining goodwill balances, for acquired goodwill and goodwill associated with investments in unconsolidated affiliates, by segment, are set forth in the table below.
	2003			2002
	Acquired	Affiliate		Acquired	Affiliate
	Goodwill	Goodwill	Total	Goodwill	Goodwill	Total
	(In thousands)			(In thousands)

Oilseeds Processing	$ 15,146	$ 6,618	$ 21,764	$ 1,426	$ 12,239	$ 13,665
Corn Processing	73,603	-	73,603	-	10,397	10,397
Wheat Processing	41,792	-	41,792	1,506	-	1,506
Agricultural Services	17,574	7,882	25,456	6,669	-	6,669
Other	96,175	85,930	182,105	105,956	85,405	191,361
Total	$ 244,290	$ 100,430	$ 344,720	$ 115,557	$ 108,041	$223,598

As described in Note 1, "Acquisitions," the 2003 acquisitions increased acquired goodwill by $12 million, $74 million, and $39 million in the Oilseeds Processing, Corn Processing, and Wheat Processing segments, respectively. In 2002, the Oilseeds Processing and Corn Processing segments included the goodwill amounts related to the Company's equity investments in MCP and Pura prior to the acquisition of their remaining outstanding equity in 2003. Other changes in acquired and affiliate goodwill during 2003 are principally related to goodwill recorded for an affiliate moved from the cost method to the equity method of accounting as a result of the Company's ownership increasing and foreign currency translation gains and losses.

The Company's other intangible assets are not material.

Notes to Consolidated Financial Statements

Archer Daniels Midland Company

Note 6-Debt and Financing Arrangements

	2003	2002
	(In thousands)

5.935% Debentures $500 million
face amount, due in 2032	$ 493,013	-

7.0% Debentures $400 million
face amount, due in 2031	397,380	$ 397,285

7.5% Debentures $350 million
face amount, due in 2027	348,009	347,980

8.875% Debentures $300 million
face amount, due in 2011	298,823	298,722

6.625% Debentures $300 million
face amount, due in 2029	298,634	298,614

8.125% Debentures $300 million
face amount, due in 2012	298,593	298,489

8.375% Debentures $300 million
face amount, due in 2017	295,162	294,984

7.125% Debentures $250 million
face amount, due in 2013	249,569	249,539

6.95% Debentures $250 million
face amount, due in 2097	246,212	246,183

6.75% Debentures $200 million
face amount, due in 2027	196,001	195,890

6.25% Notes $250 million
face amount, paid in 2003	-	249,793

Other	781,779	539,605

Total long-term debt	3,903,175	3,417,084
Current maturities	(30,888)	(305,790)
	$3,872,287	$ 3,111,294

At June 30, 2003, the fair value of the Company's long-term debt exceeded the carrying value by $881 million, as estimated by using quoted market prices or discounted future cash flows based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

The aggregate maturities of long-term debt for the five years after June 30, 2003 are $31 million, $152 million, $170 million, $59 million, and $79 million, respectively.

At June 30, 2003, the Company had lines of credit totaling $3.1 billion, of which $1.8 billion was unused. The weighted average interest rates on short-term borrowings outstanding at June 30, 2003 and 2002 were 1.41% and 1.96%, respectively.

Notes to Consolidated Financial Statements

Archer Daniels Midland Company

Note 7-Shareholders' Equity

The Company has authorized one billion shares of common stock and 500 thousand shares of preferred stock, each without par value. No preferred stock has been issued. At June 30, 2003 and 2002, the Company had approximately 27.1 million and 21.9 million shares, respectively, in treasury. Treasury stock is recorded at cost, $330 million at June 30, 2003 and $269 million at June 30, 2002, as a reduction of common stock.

Stock option plans provide for the granting of options to employees to purchase common stock of the Company at market value on the date of grant. Options expire five to ten years after the date of grant. At June 30, 2003, there were 26 million shares available for future grant. Stock option activity during the years indicated is as follows:
		Weighted Average
	Number of	Exercise Price
	Shares	Per Share
	(In thousands, except per share amounts)

Shares under option at June 30, 2000	10,965	$11.56
Granted	41	10.94
Exercised	(34)	9.27
Cancelled	(392)	12.23
Shares under option at June 30, 2001	10,580	11.54

Granted	2,632	12.54
Exercised	(724)	12.01
Cancelled	(1,907)	12.27
Shares under option at June 30, 2002	10,581	11.62

Granted	4,439	11.30
Exercised	(228)	9.32
Cancelled	(329)	12.75
Shares under option at June 30, 2003	14,463	$11.54

Shares exercisable at June 30, 2003	5,445	$11.40
Shares exercisable at June 30, 2002	3,705	$11.55
Shares exercisable at June 30, 2001	3,311	$12.35

At June 30, 2003, the range of exercise prices and weighted average remaining contractual life of outstanding options was $8.33 to $14.84 and four years, respectively. The weighted average fair value of options granted during 2003, 2002, and 2001 are $3.20, $4.31, and $3.79, respectively.

Notes to Consolidated Financial Statements

Archer Daniels Midland Company

Note 8-Accumulated Other Comprehensive Loss

The following table sets forth information with respect to accumulated other comprehensive income (loss):
	Foreign	Deferred	Minimum	Unrealized	Accumulated
	Currency	Gain (Loss)	Pension	Gain (Loss)	Other
	Translation	on Hedging	Liability	on	Comprehensive
	Adjustment	Activities	Adjustment	Investments	Income (Loss)
			(In thousands)

Balance at June 30, 2000	$ (396,857)			$ (50,820)	$ (447,677)

Adoption of SFAS 133 - net of tax		$ (32,076)			(32,076)
Unrealized gains (losses)	(101,991)	(35,648)	$ (22,424)	147,520	(12,543)
(Gains) losses reclassified to net earnings		51,672		53,385	105,057
Tax effect		(6,076)	8,504	(79,604)	(77,176)
Net of tax amount	(101,991)	(22,128)	(13,920)	121,301	(16,738)
Balance at June 30, 2001	(498,848)	(22,128)	(13,920)	70,481	(464,415)

Unrealized gains (losses)	125,636	66,391	(17,392)	65,978	240,613
(Gains) losses reclassified to net earnings		35,648		(35,937)	(289)
Tax effect		(38,699)	6,596	7,294	(24,809)
Net of tax amount	125,636	63,340	(10,796)	37,335	215,515
Balance at June 30, 2002	(373,212)	41,212	(24,716)	107,816	(248,900)

Unrealized gains (losses)	250,211	22,834	(188,080)	(34,513)	50,452
(Gains) losses reclassified to net earnings		(66,391)		(7,892)	(74,283)
Tax effect		16,519	71,333	17,921	105,773
Net of tax amount	250,211	(27,038)	(116,747)	(24,484)	81,942
Balance at June 30, 2003	$ (123,001)	$ 14,174	$ (141,463)	$ 83,332	$ (166,958)

Notes to Consolidated Financial Statements

Archer Daniels Midland Company

Note 9-Other Expense - Net

	2003	2002	2001
	(In thousands)
Interest expense	$ 359,971	$ 355,956	$ 398,131
Investment income	(121,887)	(114,032)	(149,401)
Net (gain) loss on marketable
securities transactions	(2,619)	(38,296)	56,311
Equity in (earnings) losses
of unconsolidated affiliates	(65,991)	(61,532)	(104,909)
Other - net	(21,003)	(4,499)	(21,262)
	$ 148,471	$ 137,597	$ 178,870

Interest expense is net of interest capitalized of $4 million, $6 million and $16 million in 2003, 2002 and 2001, respectively.

The Company made interest payments of $345 million, $308 million and $348 million in 2003, 2002, and 2001, respectively.

Realized gains on sales of available-for-sale marketable securities totaled $7 million, $61 million and $3 million in 2003, 2002 and 2001, respectively. Realized losses totaled $4 million, $23 million and $59 million in 2003, 2002 and 2001, respectively.

Notes to Consolidated Financial Statements

Archer Daniels Midland Company

Note 10-Income Taxes

For financial reporting purposes, earnings before income taxes include the following components:

	2003	2002	2001
		(In thousands)

United States	$ 356,654	$ 440,517	$ 242,772
Foreign	274,319	278,420	279,127
	$ 630,973	$ 718,937	$ 521,899

Significant components of income taxes are as follows:

	2003	2002	2001
		(In thousands)
Current
Federal	$ 13,653	$ 169,802	$ 48,578
State	1,229	12,214	7,890
Foreign	60,882	102,570	64,009
Deferred
Federal	92,518	(71,547)	15,122
State	9,125	(2,522)	4,599
Foreign	2,422	(2,673)	(1,583)
	$ 179,829	$ 207,844	$ 138,615

Significant components of the Company's deferred tax liabilities and assets are as follows:

		2003	2002
		(In thousands)
Deferred tax liabilities
Depreciation		$ 663,498	$ 602,834
Bond discount amortization		27,695	29,728
Unrealized gain on marketable securities		17,054	35,933
Equity in earnings of affiliates		53,831	92,405
Other		58,805	52,074
		820,883	812,974

Deferred tax assets
Pension and Postretirement benefits		156,084	80,213
Reserves and other accruals		15,147	96,808
Other		93,989	117,624
		265,220	294,645

Net deferred tax liabilities		555,663	518,329

Current net deferred tax assets (liabilities) included
in other assets and accrued expenses		(12,108)	76,656
Non-current net deferred tax liabilities		$ 543,555	$ 594,985

Reconciliation of the statutory federal income tax rate to the Company's effective tax rate on earnings is as follows:

	2003	2002	2001
Statutory rate	35.0%	35.0%	35.0%
Prior years tax redetermination	-	(3.6)	-
Foreign sales corporation	(4.2)	(3.6)	(4.9)
State income taxes, net of
federal tax benefit	0.8	0.8	1.6
Foreign gain permanently reinvested	-	-	(6.4)
Foreign earnings taxed at rates
other than the U.S. statutory rate	(5.5)	(0.3)	(2.0)
Other	2.4	0.6	3.3

Effective rate	28.5%	28.9%	26.6%

The Company made income tax payments of $124 million, $162 million and $104 million in 2003, 2002 and 2001, respectively.

During the fourth quarter of 2002, the Company recognized a reduction in income tax of $26 million, or $.04 per share, as taxes were relieved upon resolution of various outstanding state and federal tax issues.

The Company has $59 million of tax assets for net operating loss carry forwards related to certain international subsidiaries. Approximately $47 million of these assets have no expiration date and the remaining $12 million expire at various times through fiscal 2010. The annual usage of certain of these assets is limited to a percentage of the taxable income of the respective international subsidiary for the year. The Company has recorded a valuation allowance of $41 million against these tax assets at June 30, 2003, due to the uncertainty of their realization. The Company also has $30 million of tax assets related to excess foreign tax credits which expire in fiscal 2008.

Undistributed earnings of the Company's foreign subsidiaries and affiliated corporate joint venture companies accounted for on the equity method amounting to approximately $810 million at June 30, 2003, are considered to be permanently reinvested and, accordingly, no provision for U.S. income taxes has been provided thereon. It is not practicable to determine the deferred tax liability for temporary differences related to these undistributed earnings.

Notes to Consolidated Financial Statements

Archer Daniels Midland Company

Note 11-Leases

The Company leases manufacturing and warehouse facilities, real estate, transportation and other equipment under operating leases which expire at various dates through the year 2076. Rent expense for 2003, 2002 and 2001 was $98 million, $88 million and $81 million, respectively. Future minimum rental payments for non-cancelable operating leases with initial or remaining terms in excess of one year are as follows:

Fiscal years	(In thousands)

2004	$ 58,716
2005	46,740
2006	38,552
2007	28,495
2008	22,612
Thereafter	73,338
Total minimum lease payments	$ 268,453

Notes to Consolidated Financial Statements

Archer Daniels Midland Company

Note 12-Employee Benefit Plans

The Company provides substantially all domestic employees and employees at certain international subsidiaries with pension benefits. The Company also provides substantially all domestic salaried employees with postretirement health care and life insurance benefits. Assets of the Company's pension plans consist primarily of listed common stocks and pooled funds. The Company's pension plans held 3.3 million shares of Company common stock at June 30, 2003, with a market value of $43 million. Cash dividends received on shares of Company common stock by these plans during the year ended June 30, 2003, were $1 million.

The Company has savings and investment plans available to employees. The Company also maintains stock ownership plans for qualifying employees. The Company contributes shares of its stock to the plans to match qualifying employee contributions. Employees have the choice of retaining Company stock in their accounts or diversifying the shares into other investment options. Expense is measured and recorded based upon the fair value of the stock contributed to the plans each month. The number of shares designated for use in the plans is not significant compared to the shares outstanding for the periods presented. Assets of the Company's defined contribution plans consist primarily of listed common stocks and pooled funds. The Company's defined contribution plans held 24.7 million shares of Company common stock at June 30, 2003, with a market value of $317 million. Cash dividends received on shares of Company common stock by these plans during the year ended June 30, 2003, were $6 million
	Pension Benefits			Postretirement Benefits
	2003	2002	2001	2003	2002	2001
	(In thousands)			(In thousands)
Retirement plan expense
Defined benefit plans:
Service cost (benefits earned during the period)	$ 33,414	$ 32,727	$ 29,120	$ 7,135	$ 5,888	$ 5,892
Interest cost	64,287	56,404	50,163	8,449	7,863	6,922
Expected return on plan assets	(63,268)	(55,907)	(54,625)	-	-	-
Actuarial loss (gain)	5,721	1,767	407	(2)	-	(12)
Net amortization	2,193	1,725	1,160	539	436	165
Net periodic defined benefit plan expense	42,347	36,716	26,225	16,121	14,187	12,967
Defined contribution plans:	22,833	20,784	19,114	-	-	-
Total retirement plan expense	$ 65,180	$ 57,500	$ 45,339	$ 16,121	$ 14,187	$ 12,967

The following tables set forth changes in the defined benefit obligation and the fair value of defined benefit plan assets:
	Pension Benefits		Postretirement Benefits
	2003	2002	2003	2002
	(In thousands)		(In thousands)
Benefit obligation, beginning	$ 912,503	$ 783,869	$ 116,505	$ 108,459
Service cost	33,414	32,727	7,135	5,888
Interest cost	64,287	56,404	8,449	7,863
Actuarial loss (gain)	111,525	(7,406)	21,156	(2,483)
Benefits paid	(42,059)	(35,900)	(4,617)	(4,358)
Plan amendments	2,145	2,063	(23,047)	-
Acquisitions	13,606	58,397	156	1,137
Foreign currency effects	36,111	22,349	28	(1)
Benefit obligation, ending	$ 1,131,532	$ 912,503	$ 125,765	$ 116,505

Fair value of plan assets, beginning	$ 699,006	$ 618,532	$ -	$ -
Actual return on plan assets	(81,971)	12,595	-	-
Employer contributions	26,740	46,418	4,617	4,358
Benefits paid	(42,059)	(35,900)	(4,617)	(4,358)
Acquisitions	2,012	31,418	-	-
Foreign currency effects	33,393	25,943	-	-
Fair value of plan assets, ending	$ 637,121	$ 699,006	$ -	$ -

Funded status	$ (494,411)	$ (213,497)	$ (125,765)	$ (116,505)
Unamortized transition amount	(9,438)	(9,023)	-	-
Unrecognized net loss (gain)	414,427	157,208	13,250	(7,903)
Unrecognized prior service costs	43,081	43,861	(13,399)	10,031
Adjustment for fourth quarter contributions	5,241	762	-	-
Pension liability recognized in the balance sheet	$ (41,100)	$ (20,689)	$ (125,914)	$ (114,377)

Prepaid benefit cost	$ 72,411	$ 64,342	$ -	$ -
Accrued benefit liability - current	(73,337)	(18,330)	-	-
Accrued benefit liability - long term	(309,864)	(146,185)	(125,914)	(114,377)
Intangible asset	41,794	39,668	-	-
Accumulated other comprehensive loss	227,896	39,816	-	-
Net amount recognized, June 30	$ (41,100)	$ (20,689)	$ (125,914)	$ (114,377)

The following table sets forth the principal assumptions used in developing the benefit obligation and the net periodic pension expense:

	Pension Benefits		Postretirement Benefits
	2003	2002	2003	2002
Discount rate	6.0%	6.7%	6.3%	7.3%
Expected return on plan assets	7.5%	8.3%	N/A	N/A
Rate of compensation increase	4.1%	4.1%	N/A	N/A

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the U.S. retirement plans with accumulated benefit obligations in excess of plan assets were $786 million, $710 million, and $391 million, respectively, as of June 30, 2003, and $657 million, $591 million, and $455 million, respectively, as of June 30, 2002.

For postretirement benefit measurement purposes, a 9.5% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2004. The rate was assumed to decrease gradually to 5.0% for 2013 and remain at that level thereafter.

Assumed health care cost trend rates have a significant impact on the amounts reported for the health care plans. A 1% change in assumed health care cost trend rates would have the following effect:

	1% Increase	1% Decrease
(In thousands)
Effect on combined service and interest cost components	$ 1,846	$ (1,639)
Effect on accumulated postretirement benefit obligations	$ 11,802	$ (10,819)

Notes to Consolidated Financial Statements

Archer Daniels Midland Company

Note 13-Segment and Geographic Information

The Company is principally engaged in procuring, transporting, storing, processing and merchandising agricultural commodities and products. The Company's operations are classified into four reportable business segments: Oilseeds Processing, Corn Processing, Wheat Processing and Agricultural Services. Each of these segments is organized based upon the nature of products and services offered. The Company's remaining operations are aggregated and classified as Other. Prior years' information has been reclassified to conform to the current year's presentation.

The Oilseeds Processing segment includes activities related to processing oilseeds such as soybeans, cottonseed, sunflower seeds, canola, peanuts, flaxseed and corn germ into vegetable oils and meals principally for the food and feed industries. Crude vegetable oil is sold "as is" or is further processed by refining, bleaching and deodorizing into salad oils. Salad oils can be further processed by hydrogenating and/or interesterifying into margarine, shortening and other food products. Partially refined oil is also sold for use in chemicals, paints and other industrial products. Oilseed meals are primary ingredients used in the manufacture of commercial livestock and poultry feeds.

The Corn Processing segment includes activities related to the production of products for use in the food and beverage industry. These products include syrup, starch, glucose, dextrose and sweeteners. Corn gluten feed and meal as well as distillers grains are produced for use as feed ingredients. Ethyl alcohol is produced to beverage grade or for industrial use as ethanol.

The Wheat Processing segment includes activities related to the production of wheat flour for use primarily by commercial bakeries, food companies, food service companies and retailers.

The Agricultural Services segment utilizes the Company's extensive grain elevator and transportation network to buy, store, clean and transport agricultural commodities, such as oilseeds, corn, wheat, milo, oats and barley, and resells these commodities primarily as feed ingredients and as raw materials for the agricultural processing industry. Agricultural Services' grain sourcing and transportation network provides reliable and efficient services to the Company's agricultural processing operations. Also included in Agricultural Services are the activities of A.C. Toepfer International, a global merchandiser of agricultural commodities and processed products.

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

Segment Information
	2003	2002	2001
	(In thousands)
Sales to external customers
Oilseeds Processing	$ 9,773,379	$ 8,155,530	$ 7,778,440
Corn Processing	2,550,108	1,939,100	2,117,098
Wheat Processing	1,589,116	1,360,895	1,308,692
Agricultural Services	13,441,193	8,280,078	5,644,237
Other	3,354,237	2,876,291	2,634,744
Total	$ 30,708,033	$ 22,611,894	$ 19,483,211

Intersegment sales
Oilseeds Processing	$ 123,243	$ 123,794	$ 136,276
Corn Processing	337,375	177,520	172,369
Wheat Processing	39,229	25,895	26,160
Agricultural Services	1,425,883	1,694,831	1,525,030
Other	103,770	98,124	105,731
Total	$ 2,029,500	$ 2,120,164	$ 1,965,566

Net sales
Oilseeds Processing	$ 9,896,622	$ 8,279,324	$ 7,914,716
Corn Processing	2,887,483	2,116,620	2,289,467
Wheat Processing	1,628,345	1,386,790	1,334,852
Agricultural Services	14,867,076	9,974,909	7,169,267
Other	3,458,007	2,974,415	2,740,475
Intersegment elimination	(2,029,500)	(2,120,164)	(1,965,566)
Total	$ 30,708,033	$ 22,611,894	$ 19,483,211

Interest expense
Oilseeds Processing	$ 35,433	$ 44,360	$ 75,588
Corn Processing	11,282	10,266	21,039
Wheat Processing	7,239	8,831	12,984
Agricultural Services	50,024	35,944	44,214
Other	58,362	62,460	78,753
Total	$ 162,340	$ 161,861	$ 232,578

Depreciation and amortization
Oilseeds Processing	$ 153,519	$ 154,526	$ 155,736
Corn Processing	163,953	120,478	124,071
Wheat Processing	41,913	41,356	45,452
Agricultural Services	77,516	71,788	71,445
Other	184,496	163,320	153,263
Total	$ 621,397	$ 551,468	$ 549,967

Equity in earnings (losses) of affiliates
Oilseeds Processing	$ 51,411	$ 17,974	$ 13,883
Corn Processing	15,531	17,204	8,854
Wheat Processing	(1,399)	2,219	305
Agricultural Services	953	29,036	11,797
Other	(10,358)	(25,659)	70,070
Total	$ 56,138	$ 40,774	$ 104,909

Operating profit
Oilseeds Processing	$ 337,089	$ 387,960	$ 260,116
Corn Processing	326,380	214,875	242,211
Wheat Processing	59,222	78,800	71,519
Agricultural Services	92,124	169,593	119,548
Other	195,097	188,592	210,005
Total operating profit	1,009,912	1,039,820	903,399
Corporate	(378,939)	(320,883)	(381,500)
Income before income taxes	$ 630,973	$ 718,937	$ 521,899

Investments in and advances to affiliates
Oilseeds Processing	$ 300,241	$ 219,757	$ 219,117
Corn Processing	67,414	155,408	139,555
Wheat Processing	13,759	16,422	16,027
Agricultural Services	157,085	39,660	253,740
Other	954,406	971,963	1,301,444
Total	$ 1,492,905	$ 1,403,210	$ 1,929,883

Identifiable assets
Oilseeds Processing	$ 4,071,567	$ 3,439,449	$ 3,166,280
Corn Processing	2,129,682	1,362,012	1,425,622
Wheat Processing	767,703	774,817	752,649
Agricultural Services	2,384,590	2,507,722	1,946,320
Other	5,904,833	4,923,006	5,208,809
Corporate	1,924,504	2,372,329	1,840,251
Total	$ 17,182,879	$ 15,379,335	$ 14,339,931

Gross additions to property, plant & equipment
Oilseeds Processing	$ 191,843	$ 75,077	$ 109,402
Corn Processing	509,668	152,690	75,116
Wheat Processing	291,471	11,194	29,145
Agricultural Services	50,486	111,043	61,824
Other	99,466	235,936	26,594
Total	$ 1,142,934	$ 585,940	$ 302,081

Geographic Information: The following geographic area data include net sales and other operating income attributed to the countries based on the location of the subsidiary making the sale and long-lived assets based on physical location.
	2003	2002	2001
	(In millions)
Net sales and other operating income:
United States	$ 16,140	$ 14,695	$ 13,114
Germany	4,519	2,481	1,381
Other foreign	10,049	5,436	4,988
	$ 30,708	$ 22,612	$ 19,483

Long-lived assets
United States	$ 4,408	$ 3,838	$ 3,987
Foreign	1,442	1,188	1,052
	$ 5,850	$ 5,026	$ 5,039

Notes to Consolidated Financial Statements

Archer Daniels Midland Company

Note 14-Antitrust Investigation and Related Litigation

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

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders

Archer Daniels Midland Company

Decatur, Illinois

We have audited the accompanying consolidated balance sheets of Archer Daniels Midland Company and subsidiaries as of June 30, 2003 and 2002, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the three years in the period ended June 30, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Archer Daniels Midland Company and its subsidiaries at June 30, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 2003, in conformity with accounting principles generally accepted in the United States.

St. Louis, Missouri

August 1, 2003

Quarterly Financial Data (Unaudited)

Archer Daniels Midland Company

	Quarter
	First	Second	Third	Fourth	Total
	(In thousands, except per share amounts)
Fiscal 2003
Net Sales	$6,943,895	$7,807,382	$7,908,530	$8,048,226	$30,708,033
Gross Profit	419,983	490,887	414,348	401,920	1,727,138
Net Earnings	108,075	131,245	116,805	95,020	451,145
Per Common Share	.17	.20	.18	.15	.70

Fiscal 2002
Net Sales	$5,203,683	$5,463,996	$5,189,165	$6,755,050	$22,611,894
Gross Profit	405,497	507,288	390,243	380,428	1,683,456
Net Earnings	131,618	150,025	117,184	112,266	511,093
Per Common Share	.20	.23	.18	.17	.78

Net earnings for the three months and year ended June 30, 2003 include a charge to cost of products sold of $13 million ($8 million after tax, equal to $.01 per share) related to the abandonment and write-down of certain long-lived assets. Net earnings for the three months and year ended June 30, 2002 include a charge to cost of products sold of $83 million ($51 million after tax, equal to $.08 per share) principally related to the abandonment and write-down of certain long-lived assets, and a $26 million tax credit, equal to $.04 per share, related to the resolution of various outstanding state and federal tax issues, and a gain of $93 million ($58 million after tax, equal to $.09 per share) related to a partial settlement of the Company's claims related to vitamin antitrust litigation. For the years ended June 30, 2003 and 2002, gains related to this vitamin antitrust litigation totaled $28 million ($17 million after tax, equal to $.03 per share) and $147 million ($91 million after tax, equal to $.14 per share), respectively.

Common Stock Market Prices and Dividends

Archer Daniels Midland Company

The Company's common stock is listed and traded on the New York Stock Exchange, Chicago Stock Exchange, Frankfurt Stock Exchange, and Swiss Stock Exchange. The following table sets forth, for the periods indicated, the high and low market prices of the common stock and common stock cash dividends.

					Cash
		Market Price			Dividends
	High		Low		Per Share

Fiscal 2003--Quarter Ended
June 30	$13.	17	$10.	68	$0.06
March 31	12.	94	10.	50	0.06
December 31	14.	45	11.	95	0.06
September 30	12.	89	10.	00	0.06

Fiscal 2002-Quarter Ended
June 30	$14.	67	$12.	47	$0.05
March 31	14.	85	12.	95	0.05
December 31	15.	80	11.	80	0.05
September 30	14.	10	11.	60	0.048

The number of registered shareholders of the Company's common stock at June 30, 2003 was 25,539. The Company expects to continue its policy of paying regular cash dividends, although there is no assurance as to future dividends because they are dependent on future earnings, capital requirements and financial condition.

TEN YEAR SUMMARY

Archer Daniels Midland Company

Operating, Financial and Other Data (Dollars in thousands, except per share data)

	2003	2002	2001	2000
Operating
Net sales and other operating income	$30,708,033	$22,611,894	$19,483,211	$18,612,423
Depreciation and amortization	643,615	566,576	572,390	604,229
Net earnings	451,145	511,093	383,284	300,903
Per common share	0.70	0.78	0.58	0.45
Cash dividends	155,565	130,000	125,053	120,001
Per common share	0.24	0.20	0.19	0.18

Financial
Working capital	$3,274,385	$2,770,520	$2,283,320	$1,829,422
Per common share	5.08	4.26	3.45	2.76
Current ratio	1.6	1.6	1.6	1.4
Inventories	3,550,225	3,255,412	2,631,885	2,822,712
Net property, plant and equipment	5,468,716	4,890,241	4,920,425	5,277,081
Gross additions to property, plant and equipment	1,245,910	596,559	318,168	475,396
Total assets	17,182,879	15,379,335	14,339,931	14,471,936
Long-term debt	3,872,287	3,111,294	3,351,067	3,277,218
Shareholders' equity	7,069,197	6,754,821	6,331,683	6,110,243
Per common share	10.96	10.39	9.56	9.20

Other
Weighted average shares outstanding (000's)	646,086	656,955	664,507	669,279
Number of shareholders	25,539	26,715	27,918	29,911
Number of employees	26,197	24,746	22,834	22,753

Share and per share data have been adjusted for a three-for-two stock split in December 1994 and annual 5% stock dividends from September 1995 through September 2001.

Net earnings for 1999 include an extraordinary charge of $15 million, or $.02 per share, from the repurchase of debt.

1999	1998	1997	1996	1995	1994

$18,509,903	$19,832,594	$18,104,827	$17,981,264	$15,576,471	$13,863,065
584,965	526,813	446,412	393,605	384,872	354,463
265,964	403,609	377,309	695,912	795,915	484,069
0.39	0.59	0.55	0.99	1.10	0.66
117,089	111,551	106,990	90,860	46,825	32,586
0.17	0.16	0.15	0.13	0.06	0.04

$1,949,323	$1,734,411	$2,035,580	$2,751,132	$2,540,260	$2,783,817
2.89	2.50	3.00	3.95	3.56	3.84
1.5	1.5	1.9	2.7	3.2	3.5
2,732,694	2,562,650	2,094,092	1,790,636	1,473,896	1,422,147
5,567,161	5,322,704	4,708,595	4,114,301	3,762,281	3,538,575
825,676	1,228,553	1,127,360	801,426	657,915	682,485
14,029,881	13,833,534	11,354,367	10,449,869	9,756,887	8,746,853
3,191,883	2,847,130	2,344,949	2,002,979	2,070,095	2,021,417
6,240,640	6,504,912	6,050,129	6,144,812	5,854,165	5,045,421
9.24	9.38	8.92	8.82	8.20	6.96

685,328	686,047	690,352	702,012	724,610	732,108
31,764	32,539	33,834	35,431	34,385	33,940
23,603	23,132	17,160	14,811	14,833	16,013