Form 10-K/A, Exhibit 13
period 2003-06-30
ARCHER DANIELS MIDLAND CO
filed 2003-09-11
CIK 7084

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

The Company completed its acquisition of Minnesota Corn Processors LLC (MCP), an operator of corn wet-milling plants in Minnesota and Nebraska, on September 6, 2002. Prior to September 6, 2002, the Company had a 30% ownership interest in MCP through its ownership of non-voting Class B units. The Company paid MCP shareholders $382 million in cash, or $2.90 for each outstanding Class A unit, to acquire all of the outstanding Class A units and assumed $233 million of MCP debt. The operating results of MCP are consolidated in the Company's Corn Processing segment from September 6, 2002. Prior to September 6, 2002, the Company accounted for its investment in MCP on the equity method of accounting.

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

During February 2003, the Company tendered an offer to acquire all of the outstanding shares of Pura plc (Pura), a United Kingdom based company that processes and markets edible oil, for cash of approximately $1.78 per share. These shares represented 72% of the outstanding equity of Pura. Prior to the offer, the Company owned 28% of the outstanding equity of Pura. The Company purchased a sufficient number of shares to obtain majority ownership of Pura on April 7, 2003, and the results of Pura's operations are consolidated in the Company's Oilseeds Processing segment from April 7, 2003. Prior to April 7, 2003, the Company accounted for its investment in Pura on the equity method of accounting. As of June 30, 2003, the Company had acquired all of the outstanding shares of Pura for cash of $58 million.

As of the fourth quarter of fiscal 2002, the Company acquired control of A.C. Toepfer International (ACTI), a global merchandiser of agricultural commodities and processed products, by increasing its ownership to 80%. Prior to the fourth quarter of fiscal 2002, the Company accounted for ACTI on the equity method of accounting. The operating results of ACTI are consolidated in the Company's Agricultural Services segment from April 1, 2002.

On July 1, 2002, the Company adopted Statement of Financial Accounting Standards Number 142 (SFAS 142), "Goodwill and Other Intangible Assets". Under the standard, goodwill is no longer amortized but is subject to annual impairment tests. Goodwill amortization included in the 2002 and 2001 results was $28 million and $33 million, respectively.

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

Selling, general and administrative expenses increased $121 million to $948 million due principally to recently-acquired Corn Processing and Agricultural Services operations and, to a lesser extent, increased personnel-related expenses, penalties and supplemental environmental projects associated with the Company's EPA settlement, and general cost increases.

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

Segment Information

The Company is principally engaged in procuring, transporting, storing, processing, and merchandising agricultural commodities and products. The Company's operations are classified into four reportable business segments: Oilseeds Processing, Corn Processing, Wheat Processing, and Agricultural Services. The Company's remaining operations are aggregated and classified as Other.

Oilseeds Processing segment includes activities related to processing oilseeds such as soybeans, cottonseed, sunflower seeds, canola, peanuts, flaxseed and corn germ into vegetable oils and meals principally for the food and feed industries. Crude vegetable oil is sold "as is" or is further processed by refining, bleaching and deodorizing into salad oils. Salad oils can be further processed by hydrogenating and/or interesterifying into margarine, shortening and other food products. Partially refined oil is also sold for use in chemicals, paints and other industrial products. Oilseed meals are primary ingredients used in the manufacture of commercial livestock and poultry feeds. The results of Pura from April 7, 2003, are consolidated in the Oilseeds Processing segment. Prior to April 7, 2003, the Company accounted for its investment in Pura on the equity method of accounting.

Corn Processing segment includes activities related to the production of products for use in the food and beverage industry. These products include syrup, starch, glucose, dextrose and sweeteners. Corn gluten feed and meal as well as distillers grains are produced for use as feed ingredients. Ethyl alcohol is produced to beverage grade or for industrial use as ethanol. The results of MCP from September 6, 2002, are consolidated in the Corn Processing segment. Prior to September 6, 2002, the Company accounted for its investment in MCP on the equity method of accounting.

Wheat Processing segment includes activities related to the production of wheat flour for use primarily by commercial bakeries, food companies, food service companies and retailers. The results of the ABF mills from February 24, 2003, are included in the Wheat Processing segment.

Agricultural Services segment utilizes the Company's extensive grain elevator and transportation network to buy, store, clean and transport agricultural commodities, such as oilseeds, corn, wheat, milo, oats and barley, and resells these commodities primarily as feed ingredients and as raw materials for the agricultural processing industry. Agricultural Services' grain sourcing and transportation network provides reliable and efficient services to the Company's agricultural processing operations. The activities of A.C. Toepfer International, a global merchandiser of agricultural commodities and processed products, are consolidated in the Agricultural Services segment from April 1, 2002. Prior to April 1, 2002, the Company accounted for its investment in A.C. Toepfer International on the equity method of accounting.

Sales to external customers	2003	2002	Change
	(In thousands)
Oilseeds Processing	$ 9,773,379	$ 8,155,530	$ 1,617,849
Corn Processing	2,550,108	1,939,100	611,008
Wheat Processing	1,589,116	1,360,895	228,221
Agricultural Services	13,441,193	8,280,078	5,161,115
Other	3,354,237	2,876,291	477,946
	-------------	-------------	-------------
Total	$ 30,708,033	$ 22,611,894	$ 8,096,139
	========	========	========
Operating profit	2003	2002	Change
	(In thousands)
Oilseeds Processing	$ 337,089	$ 387,960	$ (50,871)
Corn Processing	326,380	214,875	111,505
Wheat Processing	59,222	78,800	(19,578)
Agricultural Services	92,124	169,593	(77,469)
Other	195,097	188,592	6,505
	-------------	-------------	-------------
Total	$ 1,009,912	$ 1,039,820	$ (29,908)
	========	========	========

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

Corn Processing sales increased 32 percent to $2.6 billion primarily due to the recently-acquired MCP operations and increased ethanol sales volumes. Ethanol sales volume increases were principally due to increased demand from California gasoline refiners. Operating profits increased 52 percent to $326 million primarily due to increased ethanol and sweetener sales volumes. Prior year operating profits include a $10 million charge for abandonment and write-down of long-lived assets.

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

Other expense decreased $41 million to $138 million due principally to increased gains on securities transactions partially offset by decreased equity in earnings of unconsolidated affiliates. Realized gains on securities transactions were $38 million in 2002 compared to realized losses on securities transactions of $56 million for the prior year. The decrease in equity in earnings of unconsolidated affiliates is principally due to a $50 million decline in the Company's private equity fund investments due to lower valuations and to last year's gain of $95 million representing the Company's equity share of the gain reported by the Company's unconsolidated affiliate, Compagnie Industrielle et Financiere des Produits Amylaces SA ("CIP"), upon the sale of its interest in wet corn milling and wheat starch production businesses (the "CIP Gain").

Income taxes increased primarily due to higher pretax earnings and to no taxes being provided in the prior year on the CIP Gain. The Company's effective tax rate was 28.9 percent in the current year as compared to 26.6 percent in the prior year. The current year effective tax rate includes a $26 million reduction in taxes resulting from the resolution of various outstanding state and federal tax issues. CIP is a foreign corporate joint venture and CIP intends to permanently reinvest the proceeds from the sale transaction. The Company's effective tax rate, excluding the effect of the aforementioned tax credit and the CIP Gain, was approximately 33 percent for both 2002 and 2001.

Segment Information

Sales to external customers	2002	2001	Change
	(In thousands)
Oilseeds Processing	$ 8,155,530	$ 7,778,440	$ 377,090
Corn Processing	1,939,100	2,117,098	(177,998)
Wheat Processing	1,360,895	1,308,692	52,203
Agricultural Services	8,280,078	5,644,237	2,635,841
Other	2,876,291	2,634,744	241,547
	-------------	-------------	-------------
Total	$ 22,611,894	$ 19,483,211	$ 3,128,683
	========	========	========
Operating profit	2002	2001	Change
	(In thousands)
Oilseeds Processing	$ 387,960	$ 260,116	$ 127,844
Corn Processing	214,875	242,211	(27,336)
Wheat Processing	78,800	71,519	7,281
Agricultural Services	169,593	119,548	50,045
Other	188,592	210,005	(21,413)
	-------------	-------------	-------------
Total	$ 1,039,820	$ 903,399	$ 136,421
	========	========	========

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

Contractual Obligations and Commercial Commitments

In the normal course of business, the Company enters into contracts and commitments which obligate the Company to make payments in the future. The table below sets forth the Company's significant future obligations by time period. Excluded from this table are commodity-based contracts entered into in the normal course of business which are further described in the "Market Risk Sensitive Instruments and Positions" section of "Management's Discussion of Operations and Financial Condition" and energy-related purchase contracts entered into in the normal course of business. Where applicable, information included in the Company's consolidated financial statements and notes is cross-referenced in this table.

			Payments Due by Period

Long-Term Contractual	Note		Less than	1 - 3	4 - 5	Over
Obligations	Reference	Total	1 Year	Years	Years	5 Years
		(in thousands)

Short-term debt		$ 1,279,483	$ 1,279,483
Long-term debt	Note 6	3,831,564	20,102	$299,117	$ 111,341	$ 3,401,004
Capital leases	Note 6	71,611	10,786	23,725	26,450	10,650
Operating leases	Note 11	268,453	58,716	85,292	51,107	73,338
		-------------	-------------	-------------	-------------	-------------
Total		$5,451,111	$ 1,369,087	$408,134	$ 188,898	$ 3,484,992
		========	========	========	========	========

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

The Company, from time-to-time, uses derivative contracts to fix the purchase price of anticipated volumes of commodities to be purchased and processed in a future month. These derivative contracts are designated as cash flow hedges. The change in the market value of such derivative contracts has historically been, and is expected to continue to be, highly effective at offsetting changes in price movements of the hedged item. Gains and losses arising from open and closed hedging transactions are deferred in other comprehensive income, net of applicable income taxes, and recognized as a component of cost of products sold in the statement of earnings when the hedged item is recognized. If it is determined that the derivative instruments used are no longer effective at offsetting changes in the price of the hedged item, then the changes in the market value of these exchange-traded futures contracts would be recorded in the statement of earnings as a component of cost of products sold.

Employee Benefit Plans

The Company provides substantially all domestic employees and employees at certain international subsidiaries with pension benefits. The Company also provides substantially all domestic salaried employees with postretirement health care and life insurance benefits. In order to measure the expense and funded status of these employee benefit plans, management makes several estimates and assumptions, including interest rates used to discount certain liabilities, rates of return on assets set aside to fund these plans, rates of compensation increases, employee turnover rates, anticipated mortality rates, and anticipated future health care costs. These estimates and assumptions are based on the Company's historical experience combined with management's knowledge and understanding of current facts and circumstances. The Company uses third-party specialists to assist management in measuring the expense and funded status of these employee benefit plans. If management used different estimates and assumptions regarding these plans, the funded status of the plans could vary significantly, and the Company could recognize different amounts of expense over future periods.

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

Asset Abandonments and Write-downs

The Company is principally engaged in the business of procuring, transporting, storing, processing and merchandising agricultural commodities and products. This business is global in nature and is highly capital intensive. Both the availability of the Company's raw materials and the demand for the Company's finished products are driven by unpredictable factors such as weather, plantings, government (domestic and foreign) farm programs and policies, changes in population growth, changes in standards of living, and production of similar and competitive crops. These aforementioned unpredictable factors, therefore, may cause a shift in the supply/demand dynamics for the Company's products. This shift will cause management to evaluate the efficiency and profitability of the Company's fixed asset base in terms of geographic location, size, and age of its factories. The Company, from time-to-time, will also invest in equipment and technology related to new, value-added products produced from agricultural commodities and products. These new products are not always successful from either a commercial production or marketing perspective. Management evaluates the Company's property, plant and equipment for impairment whenever indicators of impairment exist. Assets are abandoned after consideration of the ability to utilize the assets for their intended purpose, or to employ the assets in alternative uses, or sell the assets to recover the carrying value. If management used different estimates and assumptions in its evaluation of this fixed asset base, then the Company could recognize different amounts of expense over future periods.

Valuation of Marketable Securities and Investments in Affiliates

In determining if and when a decline in market value below carrying value of the Company's marketable securities or the recorded value of an investment accounted for on the equity method is "other-than-temporary," management evaluates the market conditions, trends of earnings, price multiples, trading volumes and other key measures of these investments. When such a decline in value is deemed to be "other-than-temporary," an impairment loss is recognized in the current period operating results to the extent of the decline. See Notes 2 and 4 to the Company's consolidated financial statements for information regarding the Company's marketable securities and investments in affiliates. If management used different estimates and assumptions in its evaluation of these marketable securities, then the Company could recognize different amounts of expense over future periods

The Company is a limited partner in various private equity funds which invest primarily in emerging markets that have agri-processing potential. The Company accounts for these limited partnerships using the equity method of accounting. Therefore, the Company is recording in the consolidated statement of earnings its proportional share of the limited partnerships' net income or loss. The limited partnerships value their investments at fair value. Thus, unrealized gains and losses related to the change in fair value of these investments are recorded in the limited partnerships' statements of earnings. The valuation of these investments, as determined by the general partner, can be subjective, and the values may vary significantly in a short period of time. Some of the factors causing the subjectivity and volatility of these valuations include the illiquidity and minority positions of these investments, currency exchange rate fluctuations, less regulated securities exchanges, and the inherent business risks and limitations present in the emerging market countries. The Company records the results of these limited partnerships based on the information provided to the Company by the general partner. Due to the subjectivity and volatility in valuing these investments, the fair value of these investments, and thus the Company's results, could vary significantly over future periods.

Market Risk Sensitive Instruments and Positions

The market risk inherent in the Company's market risk sensitive instruments and positions is the potential loss arising from adverse changes in commodity prices, marketable equity security prices, market prices of limited partnerships' investments, foreign currency exchange rates and interest rates as described below.

Commodities

The availability and price of agricultural commodities are subject to wide fluctuations due to unpredictable factors such as weather, plantings, government (domestic and foreign) farm programs and policies, changes in global demand resulting from population growth and changes in standards of living, and global production of similar and competitive crops. To reduce price risk caused by market fluctuations, the Company generally follows a policy of using exchange-traded futures and options contracts to minimize its net position of merchandisable agricultural commodity inventories and forward cash purchase and sales contracts. In addition, the Company from time-to-time enters into futures contracts which are designated as hedges of specific volumes of commodities that will be purchased and processed in a future month. The changes in the market value of such futures contracts have historically been, and are expected to continue to be, highly effective at offsetting changes in price movements of the hedged item. Gains and losses arising from open and closed hedging transactions are deferred in other comprehensive income, net of applicable taxes, and recognized as a component of cost of products sold in the statement of earnings when the hedged item is recognized.

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
	2003		2002
	Fair Value	Market Risk	Fair Value	Market Risk
	(in millions)
Highest long position	$ 611	$ 61	$ 373	$ 37
Highest short position	485	49	315	32
Average position long (short)	51	5	128	13

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

The decrease in fair value for 2003 compared to 2002 resulted primarily from the decrease in fair market value of the securities, disposals of securities, and increased investment in a security causing it to be categorized as an "Investment in Affiliate".

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

Currencies

In order to reduce the risk of foreign currency exchange rate fluctuations, except for amounts permanently invested as described below, the Company follows a policy of hedging substantially all transactions denominated in a currency other than the functional currencies applicable to each of its various entities. The instruments used for hedging are readily marketable exchange-traded futures contracts and forward contracts with banks. The changes in market value of such contracts have a high correlation to the price changes in the currency of the related hedged transactions. The potential loss in fair value for such net currency position resulting from a hypothetical 10 percent adverse change in foreign currency exchange rates is not material.

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

Cash Equivalents

The Company considers all non-segregated, highly-liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents.

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

Asset Abandonments and Write-downs

The Company recorded a $13 million and an $83 million charge in cost of products sold during the fourth quarter of 2003 and 2002, respectively, principally related to the abandonment and write-down of certain long-lived assets. The majority of these assets were idle, and the decision to abandon was finalized after consideration of the ability to utilize the assets for their intended purpose, employ the assets in alternative uses, or sell the assets to recover the carrying value. After the write-downs, the carrying value of these assets is immaterial. In addition, the 2002 impairment charge included a write-down to fair value of assets that were intended for use in a new product line.

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

In January 2003, the Financial Accounting Standards Board issued Interpretation Number 46, "Consolidation of Variable Interest Entities" (FIN 46). A variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that does not have equity investors with voting rights, or has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns, or both. The Company will adopt FIN 46 in the first quarter of fiscal 2004 and believes the impact of adopting this standard will not have a material impact on the Company's financial statements.

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
	2003	2002	2001
	(In thousands, except per share amounts)

Net earnings, as reported	$ 451,145	$511,093	$ 383,284
Add: stock-based compensation expense reported in net income, net of related tax	2,706	464	99
Deduct: stock-based compensation expense determined under fair value method, net of related tax	8,125	6,018	3,720
	-------------	-------------	-------------
Pro forma net earnings	$ 445,726	$ 505,539	$ 379,663
	========	========	========

Earnings per share:
Basic and diluted - as reported	$ .70	$ .78	$ .58
Basic and diluted - pro forma	$ .69	$ .77	$ .57

The fair value of each option grant is estimated as of the date of grant using the Black-Scholes single option pricing model for pro forma net earnings purposes. The assumptions used in the Black-Scholes single option pricing model are as follows.
	2003	2002	2001

Dividend yield	2%	2%	1%
Risk-free interest rate	4%	5%	7%
Stock volatility	30%	37%	36%
Average expected life (years)	6	5	4

Reclassifications

Certain amounts included in the Company's consolidated statements of earnings for the fiscal years ended June 30, 2002 and 2001, have been reclassified due to certain intercompany sale transactions being misclassified as trade sales. These reclassifications had no effect on the Company's financial condition, changes in financial condition, and results of operations including no effect on reported gross profit, net earnings or earnings per common share for the fiscal years ended June 30, 2002 and 2001. A summary of these reclassifications is as follows:

	2002	2001
	(In thousands)

Net sales and other operating income as reported	$ 23,453,561	$ 20,051,421
Reclassification	841,667	568,210
	-------------	-------------
Net sales and other operating income as adjusted	22,611,894	19,483,211

Cost of products sold as reported	21,770,105	18,619,623
Reclassification	841,667	568,210
	-------------	-------------
Cost of products sold as adjusted	20,928,438	18,051,413
	-------------	-------------
Gross profit as reported	$ 1,683,456	$ 1,431,798
	========	========

For segment reporting purposes, the reclassifications shown above reduced sales to external customers for the Oilseeds Processing segment during the periods indicated. In addition to those items described above, certain other items in the prior year financial statements have been reclassified to conform to the current year's presentation.

CONSOLIDATED STATEMENTS OF EARNINGS

Archer Daniels Midland Company

	Year Ended June 30
	2003	2002	2001
	(In thousands, except per share amounts)

Net sales and other operating income	$30,708,033	$22,611,894	$19,483,211
Cost of products sold	28,980,895	20,928,438	18,051,413
	-------------	-------------	-------------
Gross Profit	1,727,138	1,683,456	1,431,798

Selling, general and administrative expenses	947,694	826,922	731,029

Other expense - net	148,471	137,597	178,870
	-------------	-------------	-------------
Earnings Before Income Taxes	630,973	718,937	521,899

Income taxes	179,828	207,844	138,615
	-------------	-------------	-------------
Net Earnings	$ 451,145	$ 511,093	$ 383,284
	========	========	========
Basic and diluted earnings per common share	$ .70	$ .78	$ .58
	========	========	========
Average number of shares outstanding	646,086	656,955	664,507
	========	========	========

See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

Archer Daniels Midland Company

	June 30
ASSETS	2003	2002
	(In thousands)

Current Assets
Cash and cash equivalents	$ 764,959	$ 526,115
Segregated cash and investments	544,669	404,674
Receivables	3,320,336	2,846,425
Inventories	3,550,225	3,255,412
Other assets	241,668	293,919
	-------------	-------------
Total Current Assets	8,421,857	7,326,545

Investments and Other Assets
Investments in and advances to affiliates	1,763,453	1,653,895
Long-term marketable securities	818,016	876,550
Goodwill	344,720	223,598
Other assets	366,117	408,506
	-------------	-------------
	3,292,306	3,162,549

Property, Plant and Equipment
Land	186,652	172,279
Buildings	2,606,707	2,247,112
Machinery and equipment	10,067,834	9,250,880
Construction in progress	406,587	351,803
	-------------	-------------
	13,267,780	12,022,074
Allowances for depreciation	(7,799,064)	(7,131,833)
	-------------	-------------

	5,468,716	4,890,241
	-------------	-------------

	$17,182,879	$15,379,335
	========	========

CONSOLIDATED BALANCE SHEETS

Archer Daniels Midland Company

	June 30
Liabilities and Shareholders' Equity	2003	2002
	(In thousands)

Current Liabilities
Short-term debt	$ 1,279,483	$ 967,473
Accounts payable	2,848,926	2,330,992
Accrued expenses	988,175	951,770
Current maturities of long-term debt	30,888	305,790
	-------------	-------------
Total Current Liabilities	5,147,472	4,556,025

Long-Term Liabilities
Long-term debt	3,872,287	3,111,294
Deferred income taxes	543,555	594,985
Other	550,368	362,210
	-------------	-------------
	4,966,210	4,068,489

Shareholders' Equity
Common stock	5,373,005	5,436,151
Reinvested earnings	1,863,150	1,567,570
Accumulated other comprehensive loss	(166,958)	(248,900)
	-------------	-------------
	7,069,197	6,754,821

	-------------	-------------
	$17,182,879	$15,379,335
	========	========

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Archer Daniels Midland Company

	Year Ended June 30
	2003	2002	2001
	(In thousands)
Operating Activities
Net earnings	$ 451,145	$ 511,093	$ 383,284
Adjustments to reconcile to net cash provided by operations
Depreciation and amortization	643,615	566,576	572,390
Asset abandonments	13,221	82,927	-
Deferred income taxes	105,086	(4,972)	3,919
Amortization of long-term debt discount	5,111	47,494	49,584
(Gain) loss on marketable securities transactions	363	(38,588)	56,160
Stock contributed to employee benefit plans	23,591	23,263	40,425
Other - net	58,576	86,138	30,886
Changes in operating assets and liabilities
Segregated cash and investments	(134,434)	(134,317)	70,895
Receivables	(112,460)	(119,176)	(27,311)
Inventories	(200,392)	(72,508)	229,289
Other assets	(39,061)	(44,197)	1,557
Accounts payable and accrued expenses	266,676	397,483	(407,921)
	-------------	-------------	-------------
Total Operating Activities	1,081,037	1,301,216	1,003,157

Investing Activities
Purchases of property, plant and equipment	(419,876)	(349,637)	(273,168)
Net assets of businesses acquired	(526,970)	(40,012)	(124,639)
Investments in and advances to affiliates, net	(89,983)	2,963	(147,735)
Purchases of marketable securities	(328,852)	(384,149)	(269,755)
Proceeds from sales of marketable securities	271,340	347,296	530,936
Other - net	25,353	404	(30,922)
	-------------	-------------	-------------
Total Investing Activities	(1,068,988)	(423,135)	(315,283)

Financing Activities
Long-term debt borrowings	517,222	7,621	429,124
Long-term debt payments	(315,319)	(459,826)	(41,702)
Net borrowings (payments) under lines of credit agreements	281,669	(174,399)	(674,350)
Purchases of treasury stock	(101,212)	(184,519)	(62,932)
Cash dividends	(155,565)	(130,000)	(125,053)
	-------------	-------------	-------------
Total Financing Activities	226,795	(941,123)	(474,913)
	-------------	-------------	-------------

Increase (Decrease) in Cash and Cash Equivalents	238,844	(63,042)	212,961
Cash and Cash Equivalents Beginning of Year	526,115	589,157	376,196
	-------------	-------------	-------------
Cash and Cash Equivalents End of Year	$ 764,959	$ 526,115	$ 589,157
	========	========	========
See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Archer Daniels Midland Company

				Accumulated
				Other	Total
	Common Stock		Reinvested	Comprehensive	Shareholders'
	Shares	Amount	Earnings	Loss	Equity
			(In thousands)
Balance July 1, 2000	632,296	$ 5,232,597	$ 1,325,323	$ (447,677)	$ 6,110,243

Comprehensive income
Net earnings			383,284
Other comprehensive loss				(16,738)
Total comprehensive income					366,546
Cash dividends paid-$.19 per share			(125,053)		(125,053)
5% stock dividend	31,542	395,923	(395,923)
Treasury stock purchases	(5,525)	(62,932)			(62,932)
Other	4,065	43,153	(274)		42,879
	-------------	-------------	-------------	-------------	-------------
Balance June 30, 2001	662,378	5,608,741	1,187,357	(464,415)	6,331,683

Comprehensive income
Net earnings			511,093
Other comprehensive income				215,515
Total comprehensive income					726,608
Cash dividends paid-$.20 per share			(130,000)		(130,000)
Treasury stock purchases	(12,818)	(184,519)			(184,519)
Other	433	11,929	(880)		11,049
	-------------	-------------	-------------	-------------	-------------
Balance June 30, 2002	649,993	5,436,151	1,567,570	(248,900)	6,754,821

Comprehensive income
Net earnings			451,145
Other comprehensive income				81,942
Total comprehensive income					533,087
Cash dividends paid-$.24 per share			(155,565)		(155,565)
Treasury stock purchases	(8,410)	(101,212)			(101,212)
Other	3,272	38,066			38,066
	-------------	-------------	-------------	-------------	-------------
Balance June 30, 2003	644,855	$ 5,373,005	$ 1,863,150	$ (166,958)	$ 7,069,197
	========	========	========	========	========
See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Archer Daniels Midland Company

Note 1-Acquisitions

On September 6, 2002, the Company acquired all of the outstanding Class A units of Minnesota Corn Processors, LLC (MCP), an operator of corn wet-milling plants in Minnesota and Nebraska. These Class A units represented 70% of the outstanding equity of MCP. Prior to September 6, 2002, the Company owned non-voting Class B units, which represented the remaining 30% of the outstanding equity of MCP. The acquisition was structured as a cash-for-stock transaction whereby the Company paid MCP shareholders a price of $2.90 for each outstanding Class A unit. The Company paid $382 million for the outstanding Class A units and assumed $233 million of MCP long-term debt. At the date of the MCP acquisition, the Company recognized $36 million in liabilities for the costs of closing MCP's administrative offices and terminating MCP's corn sweetener marketing joint venture. As of June 30, 2003, the Company has paid substantially all of the costs related to these activities. The operating results of MCP are consolidated in the Company's net earnings from September 6, 2002. Prior to September 6, 2002, the Company accounted for its investment in MCP on the equity method of accounting.

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

During February 2003, the Company tendered an offer to acquire all of the outstanding shares of Pura plc (Pura), a United Kingdom based company that processes and markets edible oil, for cash of approximately $1.78 per share. These shares represented 72% of the outstanding equity of Pura. Prior to the offer, the Company owned 28% of the outstanding equity of Pura. The Company purchased a sufficient number of shares to obtain majority ownership of Pura on April 7, 2003, and the results of Pura's operations are consolidated in the Company's net earnings from April 7, 2003. Prior to April 7, 2003, the Company accounted for its investment in Pura on the equity method of accounting. As of June 30, 2003, the Company had acquired all of the outstanding shares of Pura for cash of $58 million.

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
(In thousands)

Current assets	$ 198,709
Property, plant and equipment	695,874
Goodwill	124,586
Investments in unconsolidated affiliates	47,879
Other assets	7,397
-------------
Total assets acquired	1,074,445

Current liabilities	121,639
Long-term debt	255,772
Deferred income taxes	34,773
Other liabilities	21,269
-------------
Total liabilities assumed	433,453
-------------
Net assets acquired	640,992
Less equity method investments in MCP and Pura (including goodwill of $16,867) at date of acquisition, net of deferred taxes	105,146
-------------
Total purchase price	$ 535,846
========

Acquired goodwill related to these acquisitions of $12 million, $74 million, and $39 million was assigned to the Oilseeds Processing, Corn Processing, and Wheat Processing segments, respectively. The Company estimates approximately $106 million of the acquired goodwill will be deductible for tax purposes.

Notes to Consolidated Financial Statements

Archer Daniels Midland Company

Note 2-Marketable Securities and Cash Equivalents

		Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value
2003	(In thousands)
United States government obligations
Maturity less than 1 year	$ 265,993	$ 172	$ (119)	$ 266,046

Other debt securities
Maturity less than 1 year	242,225	31	-	242,256
Maturity 5 to 10 years	170,561	2,947	-	173,508
Maturity greater than 10 years	124,735	1,193	-	125,928

Equity securities
Available-for-sale	443,551	67,560	(149)	510,962
Trading	7,618	-	-	7,618
	-------------	-------------	-------------	-------------
	$ 1,254,683	$ 71,903	$ (268)	$ 1,326,318
	========	========	========	========

		Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value
2002	(In thousands)
United States government obligations
Maturity less than 1 year	$ 284,133	$ 85	$ (168)	$ 284,050

Other debt securities
Maturity less than 1 year	204,034	144	(7)	204,171
Maturity 1 to 5 years	30,000	428	-	30,428
Maturity 5 to 10 years	128,599	3,771	-	132,370
Maturity greater than 10 years	54,967	795	-	55,762

Equity securities
Available-for-sale	541,402	144,534	(31,043)	654,893
Trading	3,097	-	-	3,097
	-------------	-------------	-------------	-------------
	$ 1,246,232	$ 149,757	$ (31,218)	$ 1,364,771
	========	========	========	========

Notes to Consolidated Financial Statements

Archer Daniels Midland Company

Note 3-Inventories and Derivatives

To reduce price risk caused by market fluctuations, the Company generally follows a policy of using exchange-traded futures and options contracts to minimize its net position of merchandisable agricultural commodity inventories and forward cash purchase and sales contracts. Inventories of certain merchandisable agricultural commodities, which include amounts acquired under deferred pricing contracts, are stated at market value. Exchange-traded futures and options contracts, forward cash purchase contracts and forward cash sales contracts, which have not been designated as fair value hedges, are valued at market price. Changes in the market value of inventories of merchandisable agricultural commodities, forward cash purchase and sales contracts and exchange-traded futures contracts are recognized in earnings immediately, resulting in cost of goods sold approximating first-in, first out (FIFO) cost. Unrealized gains on forward cash purchase contracts, forward cash sales contracts and exchange-traded futures contracts represent the fair value of such instruments and are classified on the Company's balance sheet as receivables. Unrealized losses on forward cash purchase contracts, forward cash sales contracts and exchange-traded futures contracts represent the fair value of such instruments and are classified on the Company's balance sheet as accounts payable.

The Company also values certain inventories using the lower of cost, determined by either the last-in, first out (LIFO) or FIFO method, or market.

	2003	2002
	(In thousands)
LIFO inventories
FIFO value	$ 343,552	$ 352,365
LIFO valuation reserve	(15,975)	(1,678)
	-------------	-------------
LIFO carrying value	327,577	350,687
FIFO inventories	1,257,655	1,312,250
Market inventories	1,964,993	1,592,475
	-------------	-------------
	$3,550,225	$3,255,412
	========	========

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

	2003	2002	2001
	(In thousands)
Current assets	$ 4,215,810	$ 2,790,239
Non-current assets	8,279,207	7,557,131
Current liabilities	2,721,111	1,624,651
Non-current liabilities	1,961,009	1,439,162
Minority interests	342,411	280,283
	-------------	-------------
Net assets	$ 7,470,486	$ 7,003,274
	========	========
Net sales	$ 17,181,800	$ 9,853,370	$ 16,447,274
Gross profit	2,037,875	1,276,901	1,550,299
Net income (loss)	(62,707)	21,627	137,299

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

	2003	2002	2001
	(In thousands, except per share amounts)

Reported net earnings	$ 451,145	$ 511,093	$ 383,284
Goodwill amortization	-	28,415	32,799
	-------------	-------------	-------------
Adjusted net earnings	$ 451,145	$ 539,508	$ 416,083
	========	========	========
Basic and diluted earnings per common share
Reported net earnings	$.70	$.78	$.58
Goodwill amortization	-	.04	.05
	-------------	-------------	-------------
Adjusted net earnings	$.70	$.82	$.63
	========	========	========

Remaining goodwill balances, for acquired goodwill and goodwill associated with investments in unconsolidated affiliates, by segment, are set forth in the table below.
	2003			2002
	Acquired	Affiliate		Acquired	Affiliate
	Goodwill	Goodwill	Total	Goodwill	Goodwill	Total
	(In thousands)			(In thousands)

Oilseeds Processing	$ 15,146	$ 6,618	$ 21,764	$ 1,426	$ 12,239	$ 13,665
Corn Processing	73,603	-	73,603	-	10,397	10,397
Wheat Processing	41,792	-	41,792	1,506	-	1,506
Agricultural Services	17,574	7,882	25,456	6,669	-	6,669
Other	96,175	85,930	182,105	105,956	85,405	191,361
	-------------	-------------	-------------	-------------	-------------	-------------
Total	$ 244,290	$ 100,430	$ 344,720	$ 115,557	$ 108,041	$223,598
	========	========	========	========	========	========

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

Notes to Consolidated Financial Statements

Archer Daniels Midland Company

Note 6-Debt and Financing Arrangements

	2003	2002
	(In thousands)

5.935% Debentures $500 million
Face amount, due in 2032	$ 493,013	$ -

7.0% Debentures $400 million
Face amount, due in 2031	397,380	397,285

7.5% Debentures $350 million
Face amount, due in 2027	348,009	347,980

8.875% Debentures $300 million
face amount, due in 2011	298,823	298,722

6.625% Debentures $300 million
face amount, due in 2029	298,634	298,614

8.125% Debentures $300 million
face amount, due in 2012	298,593	298,489

8.375% Debentures $300 million
face amount, due in 2017	295,162	294,984

7.125% Debentures $250 million
face amount, due in 2013	249,569	249,539

6.95% Debentures $250 million
face amount, due in 2097	246,212	246,183

6.75% Debentures $200 million
face amount, due in 2027	196,001	195,890

6.25% Notes $250 million
face amount, paid in 2003	-	249,793

Other	781,779	539,605
	-------------	-------------

Total long-term debt	3,903,175	3,417,084
Total long-term debt	(30,888)	(305,790)
	-------------	-------------
	$3,872,287	$ 3,111,294
	========	========

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

At June 30, 2003, the Company had lines of credit totaling $3.1 billion, of which $1.8 billion was unused. The weighted average interest rates on short-term borrowings outstanding at June 30, 2003 and 2002, were 1.41% and 1.96%, respectively.

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

Stock option plans provide for the granting of options to employees to purchase common stock of the Company at market value on the date of grant. Options expire five to ten years after the date of grant. At June 30, 2003, there were 26 million shares available for future grant. Stock option activity during the years indicated is as follows:
		Weighted Average
	Number of	Exercise Price
	Shares	Per Share
	(In thousands, except per share amounts)

Shares under option at June 30, 2000	10,965	$11.56
Granted	41	10.94
Exercised	(34)	9.27
Cancelled	(392)	12.23
	-----------	-----------
Shares under option at June 30, 2001	10,580	11.54

Granted	2,632	12.54
Exercised	(724)	12.01
Cancelled	(1,907)	12.27
	-----------	-----------
Shares under option at June 30, 2002	10,581	11.62

Granted	4,439	11.30
Exercised	(228)	9.32
Cancelled	(329)	12.75
	-----------	-----------
Shares under option at June 30, 2003	14,463	$11.54
	========	========

Shares exercisable at June 30, 2003	5,445	$11.40
Shares exercisable at June 30, 2002	3,705	$11.55
Shares exercisable at June 30, 2001	3,311	$12.35

At June 30, 2003, the range of exercise prices and weighted average remaining contractual life of outstanding options was $8.33 to $14.84 and four years, respectively. The weighted average fair values of options granted during 2003, 2002, and 2001 are $3.20, $4.31, and $3.79, respectively.

Notes to Consolidated Financial Statements

Archer Daniels Midland Company

Note 8-Accumulated Other Comprehensive Loss

The following table sets forth information with respect to accumulated other comprehensive income (loss):
	Foreign	Deferred	Minimum	Unrealized	Accumulated
	Currency	Gain (Loss)	Pension	Gain (Loss)	Other
	Translation	on Hedging	Liability	on	Comprehensive
	Adjustment	Activities	Adjustment	Investments	Income (Loss)
			(In thousands)

Balance at June 30, 2000	$ (396,857)			$ (50,820)	$ (447,677)

Adoption of SFAS 133 - net of tax		$ (32,076)			(32,076)
Unrealized gains (losses)	(101,991)	(35,648)	$ (22,424)	147,520	(12,543)
(Gains) losses reclassified to net earnings		51,672		53,385	105,057
Tax effect		(6,076)	8,504	(79,604)	(77,176)
	-------------	-------------	-------------	-------------	-------------
Net of tax amount	(101,991)	(22,128)	(13,920)	121,301	(16,738)
	-------------	-------------	-------------	-------------	-------------
Balance at June 30, 2001	(498,848)	(22,128)	(13,920)	70,481	(464,415)

Unrealized gains (losses)	125,636	66,391	(17,392)	65,978	240,613
(Gains) losses reclassified to net earnings		35,648		(35,937)	(289)
Tax effect		(38,699)	6,596	7,294	(24,809)
	-------------	-------------	-------------	-------------	-------------
Net of tax amount	125,636	63,340	(10,796)	37,335	215,515
	-------------	-------------	-------------	-------------	-------------
Balance at June 30, 2002	(373,212)	41,212	(24,716)	107,816	(248,900)

Unrealized gains (losses)	250,211	22,834	(188,080)	(34,513)	50,452
(Gains) losses reclassified to net earnings		(66,391)		(7,892)	(74,283)
Tax effect		16,519	71,333	17,921	105,773
	-------------	-------------	-------------	-------------	-------------
Net of tax amount	250,211	(27,038)	(116,747)	(24,484)	81,942
	-------------	-------------	-------------	-------------	-------------
Balance at June 30, 2003	$ (123,001)	$ 14,174	$ (141,463)	$ 83,332	$ (166,958)
	========	========	========	========	========

Notes to Consolidated Financial Statements

Archer Daniels Midland Company

Note 9-Other Expense - Net

	2003	2002	2001
	(In thousands)
Interest expense	$ 359,971	$ 355,956	$ 398,131
Investment income	(121,887)	(114,032)	(149,401)
Net (gain) loss on marketable
securities transactions	(2,619)	(38,296)	56,311
Equity in (earnings) losses
of unconsolidated affiliates	(65,991)	(61,532)	(104,909)
Other - net	(21,003)	(4,499)	(21,262)
	-------------	-------------	-------------
	$ 148,471	$ 137,597	$ 178,870
	========	========	========

Interest expense is net of interest capitalized of $4 million, $6 million and $16 million in 2003, 2002 and 2001, respectively.

The Company made interest payments of $345 million, $308 million and $348 million in 2003, 2002 and 2001, respectively.

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

	2003	2002	2001
		(In thousands)

United States	$ 356,654	$ 440,517	$ 242,772
Foreign	274,319	278,420	279,127
	-------------	-------------	-------------
	$ 630,973	$ 718,937	$ 521,899
	========	========	========

Significant components of income taxes are as follows:

	2003	2002	2001
		(In thousands)
Current
Federal	$ 13,653	$ 169,802	$ 48,578
State	1,229	12,214	7,890
Foreign	60,881	102,570	64,009
Deferred
Federal	92,518	(71,547)	15,122
State	9,125	(2,522)	4,599
Foreign	2,422	(2,673)	(1,583)
	-------------	-------------	-------------
	$ 179,828	$ 207,844	$ 138,615
	========	========	========

Significant components of the Company's deferred tax liabilities and assets are as follows:

		2003	2002
		(In thousands)
Deferred tax liabilities
Depreciation		$ 663,498	$ 602,834
Bond discount amortization		27,695	29,728
Unrealized gain on marketable securities		17,054	35,933
Equity in earnings of affiliates		53,831	92,405
Other		58,805	52,074
		-------------	-------------
		820,883	812,974

Deferred tax assets
Pension and postretirement benefits		156,084	80,213
Reserves and other accruals		15,147	96,808
Other		93,989	117,624
		-------------	-------------
		265,220	294,645
		-------------	-------------
Net deferred tax liabilities		555,663	518,329

Current net deferred tax assets (liabilities) included
in other assets and accrued expenses		(12,108)	76,656
		-------------	-------------
Non-current net deferred tax liabilities		$ 543,555	$ 594,985
		========	========
Reconciliation of the statutory federal income tax rate to the Company's effective tax rate on earnings is as follows:

	2003	2002	2001
Statutory rate	35.0%	35.0%	35.0%
Prior years tax redetermination	-	(3.6)	-
Foreign sales corporation	(4.2)	(3.6)	(4.9)
State income taxes, net of
federal tax benefit	0.8	0.8	1.6
Foreign gain permanently reinvested	-	-	(6.4)
Foreign earnings taxed at rates
other than the U.S. statutory rate	(5.5)	(0.3)	(2.0)
Other	2.4	0.6	3.3
	-------------	-------------	-------------

Effective rate	28.5%	28.9%	26.6%
	========	========	========

The Company made income tax payments of $124 million, $162 million and $104 million in 2003, 2002 and 2001, respectively.

During the fourth quarter of 2002, the Company recognized a reduction in income tax of $26 million, or $.04 per share, as taxes were relieved upon resolution of various outstanding state and federal tax issues.

The Company has $59 million of tax assets for net operating loss carry-forwards related to certain international subsidiaries. Approximately $47 million of these assets have no expiration date and the remaining $12 million expire at various times through fiscal 2010. The annual usage of certain of these assets is limited to a percentage of the taxable income of the respective international subsidiary for the year. The Company has recorded a valuation allowance of $41 million against these tax assets at June 30, 2003, due to the uncertainty of their realization. The Company also has $30 million of tax assets related to excess foreign tax credits which expire in fiscal 2008.

Undistributed earnings of the Company's foreign subsidiaries and affiliated corporate joint venture companies accounted for on the equity method amounting to approximately $810 million at June 30, 2003, are considered to be permanently reinvested, and accordingly, no provision for U.S. income taxes has been provided thereon. It is not practicable to determine the deferred tax liability for temporary differences related to these undistributed earnings.

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

Fiscal years	(In thousands)

2004	$ 58,716
2005	46,740
2006	38,552
2007	28,495
2008	22,612
Thereafter	73,338
-------------
Total minimum lease payments	$ 268,453
========

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
	Pension Benefits			Postretirement Benefits
	2003	2002	2001	2003	2002	2001
	(In thousands)			(In thousands)
Retirement plan expense
Defined benefit plans:
Service cost (benefits earned during the period)	$ 33,414	$ 32,727	$ 29,120	$ 7,135	$ 5,888	$ 5,892
Interest cost	64,287	56,404	50,163	8,449	7,863	6,922
Expected return on plan assets	(63,268)	(55,907)	(54,625)	-	-	-
Actuarial loss (gain)	5,721	1,767	407	(2)	-	(12)
Net amortization	2,193	1,725	1,160	539	436	165
	-------------	-------------	-------------	-------------	-------------	-------------
Net periodic defined benefit plan expense	42,347	36,716	26,225	16,121	14,187	12,967
Defined contribution plans:	22,833	20,784	19,114	-	-	-
	-------------	-------------	-------------	-------------	-------------	-------------
Total retirement plan expense	$ 65,180	$ 57,500	$ 45,339	$ 16,121	$ 14,187	$ 12,967
	=======	=======	=======	=======	=======	=======

The following tables set forth changes in the defined benefit obligation and the fair value of defined benefit plan assets:
	Pension Benefits		Postretirement Benefits
	2003	2002	2003	2002
	(In thousands)		(In thousands)
Benefit obligation, beginning	$ 912,503	$ 783,869	$ 116,505	$ 108,459
Service cost	33,414	32,727	7,135	5,888
Interest cost	64,287	56,404	8,449	7,863
Actuarial loss (gain)	111,525	(7,406)	21,156	(2,483)
Benefits paid	(42,059)	(35,900)	(4,617)	(4,358)
Plan amendments	2,145	2,063	(23,047)	-
Acquisitions	13,606	58,397	156	1,137
Foreign currency effects	36,111	22,349	28	(1)
	-------------	-------------	-------------	-------------
Benefit obligation, ending	$ 1,131,532	$ 912,503	$ 125,765	$ 116,505
	========	========	========	========
Fair value of plan assets, beginning	$ 699,006	$ 618,532	$ -	$ -
Actual return on plan assets	(81,971)	12,595	-	-
Employer contributions	26,740	46,418	4,617	4,358
Benefits paid	(42,059)	(35,900)	(4,617)	(4,358)
Acquisitions	2,012	31,418	-	-
Foreign currency effects	33,393	25,943	-	-
	-------------	-------------	-------------	-------------
Fair value of plan assets, ending	$ 637,121	$ 699,006	$ -	$ -
	========	========	========	========

Funded status	$ (494,411)	$ (213,497)	$ (125,765)	$ (116,505)
Unamortized transition amount	(9,438)	(9,023)	-	-
Unrecognized net loss (gain)	414,427	157,208	13,250	(7,903)
Unrecognized prior service costs	43,081	43,861	(13,399)	10,031
Adjustment for fourth quarter contributions	5,241	762	-	-
	-------------	-------------	-------------	-------------
Pension liability recognized in the balance sheet	$ (41,100)	$ (20,689)	$ (125,914)	$ (114,377)
	========	========	========	========

Prepaid benefit cost	$ 72,411	$ 64,342	$ -	$ -
Accrued benefit liability - current	(73,337)	(18,330)	-	-
Accrued benefit liability - long-term	(309,864)	(146,185)	(125,914)	(114,377)
Intangible asset	41,794	39,668	-	-
Accumulated other comprehensive loss	227,896	39,816	-	-
	-------------	-------------	-------------	-------------
Net amount recognized, June 30	$ (41,100)	$ (20,689)	$ (125,914)	$ (114,377)
	========	========	========	========

The following table sets forth the principal assumptions used in developing the benefit obligation and the net periodic pension expense:

	Pension Benefits		Postretirement Benefits
	2003	2002	2003	2002
Discount rate	6.0%	6.7%	6.3%	7.3%
Expected return on plan assets	7.5%	8.3%	N/A	N/A
Rate of compensation increase	4.1%	4.1%	N/A	N/A

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

Segment Information
	2003	2002	2001
	(In thousands)
Sales to external customers
Oilseeds Processing	$ 9,773,379	$ 8,155,530	$ 7,778,440
Corn Processing	2,550,108	1,939,100	2,117,098
Wheat Processing	1,589,116	1,360,895	1,308,692
Agricultural Services	13,441,193	8,280,078	5,644,237
Other	3,354,237	2,876,291	2,634,744
	-------------	-------------	-------------
Total	$ 30,708,033	$ 22,611,894	$ 19,483,211
	========	========	========

Intersegment sales
Oilseeds Processing	$ 123,243	$ 123,794	$ 136,276
Corn Processing	337,375	177,520	172,369
Wheat Processing	39,229	25,895	26,160
Agricultural Services	1,425,883	1,694,831	1,525,030
Other	103,770	98,124	105,731
	-------------	-------------	-------------
Total	$ 2,029,500	$ 2,120,164	$ 1,965,566
	========	========	========

Net sales
Oilseeds Processing	$ 9,896,622	$ 8,279,324	$ 7,914,716
Corn Processing	2,887,483	2,116,620	2,289,467
Wheat Processing	1,628,345	1,386,790	1,334,852
Agricultural Services	14,867,076	9,974,909	7,169,267
Other	3,458,007	2,974,415	2,740,475
Intersegment elimination	(2,029,500)	(2,120,164)	(1,965,566)
Total	$ 30,708,033	$ 22,611,894	$ 19,483,211
	========	========	========

Interest expense
Oilseeds Processing	$ 35,433	$ 44,360	$ 75,588
Corn Processing	11,282	10,266	21,039
Wheat Processing	7,239	8,831	12,984
Agricultural Services	50,024	35,944	44,214
Other	58,362	62,460	78,753
	-------------	-------------	-------------
Total	$ 162,340	$ 161,861	$ 232,578
	========	========	========

Depreciation and amortization
Oilseeds Processing	$ 153,519	$ 154,526	$ 155,736
Corn Processing	163,953	120,478	124,071
Wheat Processing	41,913	41,356	45,452
Agricultural Services	77,516	71,788	71,445
Other	184,496	163,320	153,263
	-------------	-------------	-------------
Total	$ 621,397	$ 551,468	$ 549,967
	========	========	========

Equity in earnings (losses) of affiliates
Oilseeds Processing	$ 51,411	$ 17,974	$ 13,883
Corn Processing	15,531	17,204	8,854
Wheat Processing	(1,399)	2,219	305
Agricultural Services	953	29,036	11,797
Other	(10,358)	(25,659)	70,070
	-------------	-------------	-------------
Total	$ 56,138	$ 40,774	$ 104,909
	========	========	========

Operating profit
Oilseeds Processing	$ 337,089	$ 387,960	$ 260,116
Corn Processing	326,380	214,875	242,211
Wheat Processing	59,222	78,800	71,519
Agricultural Services	92,124	169,593	119,548
Other	195,097	188,592	210,005
	-------------	-------------	-------------
Total operating profit	1,009,912	1,039,820	903,399
Corporate	(378,939)	(320,883)	(381,500)
	-------------	-------------	-------------
Income before income taxes	$ 630,973	$ 718,937	$ 521,899
	========	========	========

Investments in and advances to affiliates
Oilseeds Processing	$ 300,241	$ 219,757	$ 219,117
Corn Processing	67,414	155,408	139,555
Wheat Processing	13,759	16,422	16,027
Agricultural Services	157,085	39,660	253,740
Other	954,406	971,963	1,301,444
	-------------	-------------	-------------
Total	$ 1,492,905	$ 1,403,210	$ 1,929,883
	========	========	========

Identifiable assets
Oilseeds Processing	$ 4,071,567	$ 3,439,449	$ 3,166,280
Corn Processing	2,129,682	1,362,012	1,425,622
Wheat Processing	767,703	774,817	752,649
Agricultural Services	2,384,590	2,507,722	1,946,320
Other	5,904,833	4,923,006	5,208,809
Corporate	1,924,504	2,372,329	1,840,251
	-------------	-------------	-------------
Total	$ 17,182,879	$ 15,379,335	$ 14,339,931
	========	========	========

Gross additions to property, plant & equipment
Oilseeds Processing	$ 191,843	$ 75,077	$ 109,402
Corn Processing	509,668	152,690	75,116
Wheat Processing	291,471	11,194	29,145
Agricultural Services	50,486	111,043	61,824
Other	99,466	235,936	26,594
	-------------	-------------	-------------
Total	$ 1,142,934	$ 585,940	$ 302,081
	========	========	========

Geographic Information: The following geographic area data include net sales and other operating income attributed to the countries based on the location of the subsidiary making the sale and long-lived assets based on physical location.
	2003	2002	2001
	(In millions)
Net sales and other operating income:
United States	$ 16,140	$ 14,695	$ 13,114
Germany	4,519	2,481	1,381
Other foreign	10,049	5,436	4,988
	-------------	-------------	-------------
	$ 30,708	$ 22,612	$ 19,483
	=======	=======	=======

Long-lived assets
United States	$ 4,408	$ 3,838	$ 3,987
Foreign	1,442	1,188	1,052
	-------------	-------------	-------------
	$ 5,850	$ 5,026	$ 5,039
	=======	=======	=======

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

/s/ Ernst & Young LLP

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

Common Stock Market Prices and Dividends

Archer Daniels Midland Company

The Company's common stock is listed and traded on the New York Stock Exchange, Chicago Stock Exchange, Frankfurt Stock Exchange, and Swiss Stock Exchange. The following table sets forth, for the periods indicated, the high and low market prices of the common stock as reported on the New York Stock Exchange and common stock cash dividends.

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

TEN YEAR SUMMARY

Archer Daniels Midland Company

Operating, Financial and Other Data (Dollars in thousands, except per share data)

	2003	2002	2001	2000
Operating
Net sales and other operating income	$30,708,033	$22,611,894	$19,483,211	$18,612,423
Depreciation and amortization	643,615	566,576	572,390	604,229
Net earnings	451,145	511,093	383,284	300,903
Per common share	0.70	0.78	0.58	0.45
Cash dividends	155,565	130,000	125,053	120,001
Per common share	0.24	0.20	0.19	0.18

Financial
Working capital	$3,274,385	$2,770,520	$2,283,320	$1,829,422
Per common share	5.08	4.26	3.45	2.76
Current ratio	1.6	1.6	1.6	1.4
Inventories	3,550,225	3,255,412	2,631,885	2,822,712
Net property, plant and equipment	5,468,716	4,890,241	4,920,425	5,277,081
Gross additions to property, plant and equipment	1,245,910	596,559	318,168	475,396
Total assets	17,182,879	15,379,335	14,339,931	14,471,936
Long-term debt	3,872,287	3,111,294	3,351,067	3,277,218
Shareholders' equity	7,069,197	6,754,821	6,331,683	6,110,243
Per common share	10.96	10.39	9.56	9.20

Other
Weighted average shares outstanding (000s)	646,086	656,955	664,507	669,279
Number of shareholders	25,539	26,715	27,918	29,911
Number of employees	26,197	24,746	22,834	22,753

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