Form 10-K, Exhibit 13
period 2004-06-30
ARCHER DANIELS MIDLAND CO
filed 2004-09-08
CIK 7084

MANAGEMENT’S DISCUSSION OF
OPERATIONS AND FINANCIAL CONDITION – JUNE 30, 2004

COMPANY OVERVIEW

The Company is principally engaged in procuring, transporting, storing, processing and merchandising agricultural commodities and products. The Company’s operations are classified into three reportable business segments: Oilseeds Processing, Corn Processing, and Agricultural Services. Each of these segments is organized based upon the nature of products and services offered. The Company’s remaining operations are aggregated and classified as Other.

The Oilseeds Processing segment includes activities related to processing oilseeds such as soybeans, cottonseed, sunflower seeds, canola, peanuts, and flaxseed into vegetable oils and meals principally for the food and feed industries. In addition, oilseeds may be resold into the marketplace as a raw material for other processors. Crude vegetable oil is sold "as is" or is further processed by refining, bleaching, and deodorizing into salad oils. Salad oils can be further processed by hydrogenating and/or interesterifying into margarine, shortening, and other food products. Partially refined oil is sold for use in chemicals, paints, and other industrial products. Oilseed meals are primary ingredients used in the manufacture of commercial livestock and poultry feeds.

The Corn Processing segment includes activities related to the production of syrups, starches, dextrose, and sweeteners for the food and beverage industry as well as activities related to the production, by fermentation, of bioproducts such as alcohol, amino acids, and other specialty food and feed ingredients.

The Agricultural Services segment utilizes the Company’s extensive grain elevator and transportation network to buy, store, clean, and transport agricultural commodities, such as oilseeds, corn, wheat, milo, oats, and barley, and resells these commodities primarily as feed ingredients and as raw materials for the agricultural processing industry. Agricultural Services’ grain sourcing and transportation network provides reliable and efficient services to the Company’s agricultural processing operations. Also included in Agricultural Services are the activities of A.C. Toepfer International, a global merchandiser of agricultural commodities and processed products.

Other includes the Company’s remaining operations, consisting principally of food and feed ingredient businesses and financial activities. Food and feed ingredient businesses include wheat processing with activities related to the production of wheat flour; cocoa processing with activities related to the production of chocolate and cocoa products; the production of natural health and nutrition products; and the production of other specialty food and feed ingredients. Financial activities include banking, captive insurance, private equity fund investments, and futures commission merchant activities.

Operating Performance Indicators and Risk Factors

The Company is exposed to certain risks inherent to an agricultural-based commodity business. These risks are further described in the “Critical Accounting Policies” and “Market Risk Sensitive Instruments and Positions” sections of “Management’s Discussion of Operations and Financial Condition”.

The Company’s Oilseeds Processing, Agricultural Services, and Wheat Processing operations are agricultural commodity-based businesses where changes in segment selling prices move in relationship to changes in prices of the commodity-based agricultural raw materials. Therefore, agricultural commodity price changes have relatively equal impacts on both net sales and cost of products sold and minimal impact on the gross profit of underlying transactions. As a result, changes in net sales amounts of these business segments do not necessarily correspond to the changes in gross profit realized by these businesses.

The Company’s Corn Processing operations and certain other food and feed processing operations also utilize agricultural commodities (or products derived from agricultural commodities) as raw materials. In these operations, agricultural commodity price changes can result in significant fluctuations in cost of products sold and such price changes cannot necessarily be passed directly through to the selling price of the finished products. For products such as ethanol, selling prices bear no direct relationship to the raw material cost of the agricultural commodity from which it is produced, but are related to other market factors, such as gasoline prices, not associated directly with agricultural commodities.

The Company conducts its business in many foreign countries. For many of the Company’s subsidiaries located outside the United States, the local currency is the functional currency. Revenues and expenses denominated in foreign currencies are translated into U.S. dollars at the weighted average exchange rates for the periods. Fluctuations in the exchange rates of primarily the euro and British pound as compared to the U.S. dollar will result in corresponding fluctuations in the relative U.S. dollar value of the Company’s revenues and expenses. The impact of these currency exchange rate changes, where significant, is discussed below.

The Company measures the performance of its business segments using key operating statistics such as segment operating profit and return on fixed capital investment. The Company’s operating results can vary significantly due to changes in unpredictable factors such as weather conditions, plantings, government (domestic and foreign) farm programs and policies, changes in global demand resulting from population growth and changes in standards of living, and global production of similar and competitive crops. Due to these factors, the Company does not provide forward-looking information in “Management’s Discussion of Operations and Financial Condition.”

2004 COMPARED TO 2003

As an agricultural-based commodity business, the Company is subject to a variety of market factors which affect the Company’s operating results. During 2004, significant volatility occurred in global oilseeds markets principally due to reduced oilseed crop sizes in all major growing areas of the world as a result of unfavorable weather conditions. Reduced oilseed crop sizes, combined with continued growth and demand for protein and vegetable oil in Asia, resulted in increased prices for soybeans and shortages of shipping capacity. Despite record high oilseed price levels, demand for protein meal and vegetable oil in North America remained strong. Reduced oilseed crop sizes and imports of protein meal from South America adversely impacted European crushing capacity utilization and margins. In addition, crushing industry overcapacity in South America negatively affected South American oilseed crushing margins.

Ethanol continued to experience strong demand due to additional states replacing the use of recently-banned MTBE as a gasoline additive. Record crude oil prices also contributed to good demand for ethanol and helped support ethanol price levels. High oilseed price levels resulted in livestock producers feeding animals increased amounts of corn gluten meal and distillers dried grains in lieu of higher-priced protein meal. The use of corn-based feeds, supplemented with lysine to balance the amino acid profile, resulted in increases in demand and average selling prices of lysine. Additionally, the improvement in global equity markets during 2004 favorably impacted holders of investments in marketable equity securities and private equity funds.

In June 2004, the Company entered into a settlement agreement related to a class action lawsuit involving the sale of high-fructose corn syrup pursuant to which the Company will pay $400 million, which amount has been accrued in the consolidated financial statements.

Net earnings for fiscal 2004 increased principally due to improved Corn Processing and Agricultural Services operating results and improved results of the Company’s food and feed ingredient operations. Net earnings also increased due to a $115 million increase in equity in earnings of unconsolidated affiliates primarily due to improved valuations of the Company’s private equity fund investments. Net earnings also include a $21 million gain from an insurance-related lawsuit pertaining to the flood of 1993. These increases were partially offset by the fructose litigation settlement expense of $400 million and a $51 million charge for abandonment and write-down of long-lived assets. Last year’s results included a $28 million gain from partial settlement of the Company’s claims related to vitamin antitrust litigation and a $13 million charge for abandonment and write-down of long-lived assets.

The $51 million and $13 million charge in 2004 and 2003, respectively, for abandonment and write-down of long-lived assets primarily represents the write-down of abandoned idle assets to their estimated salvage values.

The comparability of the Company’s operating results to the prior year is affected by the following acquisitions completed during fiscal 2003:

On September 6, 2002, the Company acquired all of the outstanding Class A units of MCP, an operator of corn wet-milling plants in Minnesota and Nebraska. These Class A units represented 70% of the outstanding equity of MCP. Prior to September 6, 2002, the Company owned non-voting Class B units, which represented the remaining 30% of the outstanding equity of MCP. The Company paid cash of approximately $382 million for the outstanding Class A units and assumed $233 million of MCP long-term debt. The operating results of MCP are included in the Company’s Corn Processing segment based on the equity method of accounting until acquisition date and on a consolidated basis thereafter.

The Company acquired six flour mills located in the United Kingdom from Associated British Foods plc (ABF) on February 24, 2003. The Company paid cash of approximately $96 million for the assets and inventories of the ABF mills. The operating results of the ABF mills since the acquisition date are included in the Company’s Other segment.

Prior to April 7, 2003, the Company owned 28% of the outstanding shares of Pura plc (Pura), a United Kingdom-based company that processes and markets edible oil. On April 7, 2003, the Company acquired the remaining outstanding shares of Pura for cash of approximately $58 million. The operating results of Pura are included in the Company’s Oilseeds Processing segment and were accounted for on the equity method of accounting until acquisition date and on a consolidated basis thereafter.

Analysis of Statements of Earnings

Net sales and other operating income increased 18% to $36.2 billion principally due to higher average selling prices of merchandised agricultural commodities and commodity-based oilseeds finished products and, to a lesser extent, increased sales volumes of ethanol, and $761 million of net sales related to recently-acquired businesses. In addition, net sales and other operating income increased $1.5 billion, or 5%, due to currency exchange rate fluctuations. These increases were partially offset by reduced sales volumes of soybeans and commodity-based oilseeds finished products due primarily to the short soybean supply in North America.

Net sales and other operating income are as follows:

	2004	2003	Change

	(In thousands)
Oilseeds Processing	$12,049,250	$9,773,379	$2,275,871
Corn Processing
Sweeteners and Starches	1,736,526	1,395,087	341,439
Bioproducts	2,268,655	1,663,599	605,056

Total Corn Processing	4,005,181	3,058,686	946,495
Agricultural Services	15,638,341	13,557,946	2,080,395
Other
Food and Feed Ingredients	4,386,246	4,223,664	162,582
Financial	72,376	94,358	(21,982)

Total Other	4,458,622	4,318,022	140,600

Total	$36,151,394	$30,708,033	$5,443,361

Oilseeds Processing sales increased 23% to $12.0 billion primarily due to higher average selling prices of soybeans, vegetable oil, protein meal and, to a lesser extent, the recently acquired Pura operations. These increases were partially offset by lower sales volumes of protein meal. The fluctuations in average selling prices and sales volumes were primarily due to rising oilseed commodity price levels due to a short oilseed supply in the United States, the impact of last summer’s drought in Europe, and increased demand in China for oilseeds. Corn Processing sales increased 31% to $4 billion principally due to increased bioproducts sales and, to a lesser extent, increased sales of sweetener and starch products and the recently-acquired MCP operations. The increase in bioproducts sales is principally due to increased selling volumes of ethanol and, to a lesser extent, increased selling prices of lysine. The ethanol sales volume increase was principally due to increased demand from gasoline refiners in the northeastern United States as a result of various states reformulating gasoline blends by using ethanol to replace recently-banned MTBE. Agricultural Services sales increased 15% to $15.6 billion primarily due to higher average commodity prices, partially offset by lower oilseed sales volumes resulting from the short supplies. Other sales increased 3% to $4.5 billion principally due to the sales attributable to the recently-acquired ABF mills.

Cost of products sold increased $5.0 billion to $34.0 billion primarily due to higher average costs of merchandised agricultural commodities. These increases were partially offset by reduced selling volumes of soybeans due primarily to the short soybean supply in North America. Manufacturing costs increased $424 million from prior year levels primarily due to $50 million of costs related to recently-acquired businesses, $165 million of increased energy-related costs, $44 million of increased personnel-related costs, and a $51 million charge for abandonment and write-down of long-lived assets. In addition, cost of products sold increased $1.4 billion due to currency exchange rate fluctuations. Last year’s cost of products sold includes a $13 million charge for abandonment and write-down of long-lived assets and a $28 million credit from partial settlement of the Company’s claims related to vitamin antitrust litigation.

Selling, general, and administrative expenses increased $454 million to $1.4 billion principally due to the fructose litigation settlement expense of $400 million. Other increases include $22 million of costs related to recently-acquired businesses and $26 million due to currency exchange rate fluctuations. In addition, the prior year included $11 million of costs related to the Company’s settlement with the EPA. Excluding the effects of these changes, the remaining increase was primarily due to increased employee-related costs, including pension costs.

Other expense decreased $120 million to $28 million due primarily to $24 million of gains realized on marketable securities transactions and a $115 million increase in equity in earnings of unconsolidated affiliates, partially offset by last year’s gain on the sale of redundant assets. The increase in equity in earnings of unconsolidated affiliates is primarily due to an improvement in valuations of the Company’s private equity fund investments. Interest expense decreased principally due to lower average interest rates. Investment income decreased principally due to lower average invested balances.

Operating profit is as follows:

	2004	2003	Change

	(In thousands)
Oilseeds Processing	$290,732	$337,089	$(46,357)
Corn Processing
Sweeteners and Starches	318,369	228,227	90,142
Bioproducts	342,578	130,473	212,105

Total Corn Processing	660,947	358,700	302,247
Agricultural Services	249,863	92,124	157,739
Other
Food and Feed Ingredients	260,858	212,507	48,351
Financial	98,611	9,492	89,119

Total Other	359,469	221,999	137,470
Total Segment Operating Profit	1,561,011	1,009,912	551,099
Corporate	(843,000)	(378,939)	(464,061)

Earnings Before Income Taxes	$718,011	$630,973	$87,038

Oilseeds Processing operating profit decreased 14% to $291 million due primarily to lower oilseed crush margins in Europe and South America, partially offset by improved oilseed crush margins in North America. In addition, Chinese contract defaults in the fourth quarter of 2004 had a significant impact on global oilseed markets and negatively impacted oilseed processing profits. European crush margins were weaker, as imported oilseed products from South America resulted in lower capacity utilization in Europe. In Brazil, capacity utilization was reduced to better balance supply and demand. The improved crush margins in North America are primarily due to continued strong demand for vegetable oils and protein meals. Operating profits include a charge of $4 million and $7 million for abandonment and write-down of long-lived assets in 2004 and 2003, respectively.

Corn Processing operating profits increased $302 million to $661 million due primarily to increased bioproducts sales volumes and average selling prices and, to a lesser extent, higher average selling prices of sweeteners and starches. The increase in bioproducts sales volumes is primarily due to the aforementioned increased ethanol demand from gasoline refiners in the northeastern United States. The increase in bioproducts average selling prices is principally due to increased demand for lysine from poultry and swine producers. Lysine is used in swine and poultry diets to replace protein meal and balance the amino acid profile. The demand for lysine is also driven by the relationship between the price of protein meal and the price of corn. Operating profits for 2004 include a $15 million gain from an insurance-related lawsuit pertaining to the flood of 1993 and a $15 million charge for abandonment and write-down of long-lived assets.

Agricultural Services operating profits increased $158 million to $250 million due principally to improved global grain merchandising results and, to a lesser extent, improved domestic grain origination operating results. The record United States corn crop and large wheat crop provided the Company with the opportunity for solid storage, transportation, origination and marketing profits. In addition, regional production imbalances, caused principally by the drought in Europe, allowed the Company to more fully utilize its grain infrastructure and merchandising capabilities. Strong worldwide demand for grains and feedstuffs also favorably impacted operating profits. Operating profits for 2004 include a $5 million charge for abandonment and write-down of long-lived assets and a $2 million gain from an insurance-related lawsuit pertaining to the flood of 1993.

Other operating profits increased $137 million to $359 million. Other - financial increased $89 million principally due to improved valuations of the Company’s private equity fund investments. Other - food and feed ingredient operating profits increased $48 million principally due to improved wheat and cocoa processing operations. Wheat Processing results improved due principally to a higher-quality wheat crop, which improved flour milling yields. The prior year’s wheat crop was of lower milling quality due to the drought conditions in the midwestern United States. Cocoa operations improved due to continued strong demand from the chocolate and baking industries for cocoa butter and cocoa powder. Other – food and feed ingredient operating profits include a $13 million and $6 million charge for abandonment and write-down of long-lived assets in 2004 and 2003, respectively. Last year’s food and feed ingredient results include a $28 million gain from the partial settlement of the Company’s claims related to vitamin antitrust litigation.

Corporate expense increased $464 million to $843 million primarily due to the fructose litigation settlement expense of $400 million, a $104 million increase in FIFO to LIFO inventory valuation adjustments, and a $14 million charge for abandonment and write-down of long-lived assets, partially offset by a $21 million increase in gains on marketable security transactions and $4 million of interest received from the insurance-related lawsuit pertaining to the flood of 1993.

Income taxes increased due to increased pretax earnings and, to a lesser extent, an increase in the Company’s effective tax rate. The Company’s effective tax rate was 31.1% in 2004 as compared to 28.5% in the prior year. The increase in the effective rate is principally due to changes in the mix of pretax earnings among tax jurisdictions and increased state income taxes.

2003 COMPARED TO 2002

During 2003, poor crop conditions in North America resulting from drought conditions in the midwestern United States reduced crop sizes and quality. As a result, oilseed prices increased and the short supply of oilseeds adversely affected oilseed crushing margins in North America. Poor crop conditions also reduced wheat flour milling yields and margins, the quantity of grain available for United States grain origination and trading activities, and increased corn costs which adversely affected operators of wet corn milling facilities. Increased demand from China for oilseeds and oilseed products favorably impacted South American exporters of these products. Ethanol experienced strong demand as California gasoline refiners replaced recently-banned MTBE as a gasoline additive. Additionally, continued industry rationalization in Europe of cocoa processing capacity improved margins for processors of cocoa butter and cocoa powder.

Net earnings for fiscal 2003 decreased due principally to reduced North American and European oilseed crush volumes and margins, reduced operating results of Agricultural Services and Wheat Processing operations due to poor crop conditions in North America, and a reduction in the gain from the settlement of vitamin antitrust litigation. The Company recognized a $28 million gain from the vitamin settlements in 2003 as compared to a gain of $147 million in 2002. In addition, 2002 results include a $37 million gain on marketable securities transactions. These decreases were partially offset by improved Corn Processing and Cocoa Processing operating results. Net earnings include a charge of $13 million and $83 million for abandonment and write-down of long-lived assets in 2003 and 2002, respectively.

The $13 million and $83 million charge in 2003 and 2002, respectively, for abandonment and write-down of long-lived assets primarily represents the write-down of abandoned idle assets to their estimated salvage values. In addition, the 2002 impairment charge included a write-down to fair value of assets that were intended for use in a new product line.

The comparability of the Company’s 2003 operating results to the prior year is affected by the MCP, ABF mills, and Pura acquisitions completed during fiscal 2003, as described above. During 2002, the Company acquired control of A.C. Toepfer International by increasing its ownership to 80% and began consolidating the operations of A.C. Toepfer International. Prior to 2002, the Company accounted for A.C. Toepfer International on the equity method of accounting.

Analysis of Statements of Earnings

Net sales and other operating income increased 36% to $30.7 billion principally due to recently-acquired Corn Processing and Agricultural Services operations and, to a lesser extent, increased sales volumes and higher average selling prices of commodity-based oilseeds finished products and South American exports of oilseeds.

Net sales and other operating income are as follows:

	2003	2002	Change

	(In thousands)
Oilseeds Processing	$9,773,379	$8,155,530	$1,617,849
Corn Processing
Sweeteners and Starches	1,395,087	1,049,785	345,302
Bioproducts	1,663,599	1,356,121	307,478

Total Corn Processing	3,058,686	2,405,906	652,780

Agricultural Services	13,557,946	8,280,078	5,277,868
Other
Food and Feed Ingredients	4,223,664	3,709,693	513,971
Financial	94,358	60,687	33,671

Total Other	4,318,022	3,770,380	547,642

Total	$30,708,033	$22,611,894	$8,096,139

Oilseeds Processing sales increased 20% to $9.8 billion principally due to increased sales volumes and higher average selling prices. These increases were primarily due to increased South American exports of oilseeds and oilseed products, and overall higher average vegetable oil and protein meal selling prices resulting from good demand and higher commodity price levels. Corn Processing sales increased 27% to $3.1 billion primarily due to the recently-acquired MCP operations and, to a lesser extent, increased bioproducts sales volumes. Bioproducts increased sales volumes were principally due to ethanol sales volume increases resulting from increased demand from California gasoline refiners and, to a lesser extent, increased sales volumes of lysine. Agricultural Services sales increased $5.3 billion to $13.6 billion due principally to the recently-acquired operations of A.C. Toepfer International and to increased commodity price levels. Other sales increased 15% to $4.3 billion primarily due to higher average selling prices of cocoa and wheat flour products and, to a lesser extent, higher sales volumes of wheat flour products. The increase in average selling prices of cocoa products was principally due to improved demand for cocoa butter and cocoa powder. The increase in average selling prices of wheat flour products was principally due to higher commodity price levels resulting from the drought conditions in the midwestern United States.

Cost of products sold increased $8.1 billion to $29.0 billion principally due to recently-acquired businesses and, to a lesser extent, increased sales volumes and higher average costs of merchandised agricultural commodities. Excluding the impact of recently-acquired businesses, manufacturing costs were relatively unchanged from prior year levels. Cost of products sold includes a $13 million and an $83 million charge for abandonment and write-down of long-lived assets in 2003 and 2002, respectively. In addition, cost of products sold includes a $28 million and a $147 million credit from partial settlement of the Company’s claims related to vitamin antitrust litigation in 2003 and 2002, respectively.

Selling, general and administrative expenses increased $121 million to $948 million due principally to recently-acquired Corn Processing and Agricultural Services operations and, to a lesser extent, increased personnel-related expenses, penalties and supplemental environmental projects associated with the Company’s EPA settlement, and general cost increases.

Other expense increased $11 million to $148 million principally due to a reduction in realized gains on securities transactions, partially offset by a gain on the sale of redundant assets. Gains on securities transactions in the prior year consisted of a $56 million gain from the sale of IBP, Inc. shares, partially offset by the write-off of the Company’s investments in the Rooster and Pradium e-commerce ventures.

Operating profit is as follows:

	2003	2002	Change

	(In thousands)
Oilseeds Processing	$337,089	$387,960	$(50,871)
Corn Processing
Sweeteners and Starches	228,227	34,248	193,979
Bioproducts	130,473	157,328	(26,855)

Total Corn Processing	358,700	191,576	167,124
Agricultural Services	92,124	169,593	(77,469)
Other
Food and Feed Ingredients	212,507	275,841	(63,334)
Financial	9,492	14,850	(5,358)

Total Other	221,999	290,691	(68,692)
Total Segment Operating Profit	1,009,912	1,039,820	(29,908)
Corporate	(378,939)	(320,883)	(58,056)

Earnings Before Income Taxes	$630,973	$718,937	$(87,964)

Oilseeds Processing operating profits decreased 13% to $337 million due primarily to lower North American and European oilseed crush volumes and margins partially offset by improved operating results of the Company’s South American and Asian oilseed operations. Although average selling prices for vegetable oil increased and protein meal average prices and demand improved, oilseed crush margins in North America and Europe were negatively impacted by higher oilseed costs. Operating profits include a charge of $7 million and $23 million for abandonment and write-down of long-lived assets in 2003 and 2002, respectively.

Corn Processing operating profits increased $167 million to $359 million primarily due to improved sweetener and starches results principally due to increased sweetener sales volumes, the recently-acquired MCP operations, and improved results of the Company’s Eastern European starch venture. Bioproducts results decreased 17% principally due to reduced operating results of the Company’s citric acid operations. 2002 operating profits include a $51 million charge for abandonment and write-down of long-lived assets.

Agricultural Services operating profits decreased $77 million to $92 million due to reduced operating results of the Company’s global grain merchandising operations, domestic grain origination operations, and barge transportation operations. Grain origination and merchandising operating results declined as a result of the reduced crop size caused by the drought conditions in the midwestern United States. In addition, lower freight rates, higher fuel costs, and low river water conditions in the midwestern United States resulted in reduced operating results of the Company’s barge transportation operations.

Other operating profits decreased 24% to $222 million principally due to reduced food and feed ingredient operating results due to a reduction in the gain from the partial settlement of vitamin antitrust litigation and reduced operating results of the Company’s wheat processing and protein specialties operations. The Company recognized a $28 million gain from the vitamin settlements in 2003 as compared to a $147 million gain during the prior year. The decrease in the Company’s Wheat Processing operations was principally due to lower flour milling yields due to a lower-quality wheat crop resulting from the drought conditions in the United States. These decreases were partially offset by improved results of cocoa operations as improved demand for cocoa butter and cocoa powder resulted in increased margins. In addition, improved results of the Company’s Gruma corn flour ventures contributed to the increase in profits. Operating profits include a charge of $6 million and $9 million for abandonment and write-down of long-lived assets in 2003 and 2002, respectively.

Corporate expense increased $58 million to $379 million principally due to a $37 million reduction in realized gains on securities transactions and a $13 million increase in FIFO to LIFO inventory valuation adjustments, partially offset by a gain on the sale of redundant assets. Gains on securities transactions in the prior year consisted of a $56 million gain from the sale of IBP, Inc. shares, partially offset by the write-off of the Company’s investments in the Rooster and Pradium e-commerce ventures.

Income taxes decreased due to lower pretax earnings and a reduction in the Company’s effective tax rate. The Company’s effective tax rate was 28.5% in 2003 as compared to 28.9% in the prior year. The prior year effective tax rate includes a $26 million reduction in taxes resulting from the resolution of various outstanding state and federal tax issues. The Company’s effective tax rate, excluding the effect of the aforementioned tax credit, was approximately 33% in 2002. The reduction in the Company’s effective tax rate for 2003 is due to foreign tax benefits realized as a result of foreign tax planning initiatives implemented at the beginning of 2003. In addition, the Company’s effective tax rate for 2003 reflects the impact of no goodwill amortization, which was not deductible for tax purposes.

LIQUIDITY AND CAPITAL RESOURCES

At June 30, 2004, the Company continued to show substantial liquidity with working capital of $3.6 billion and a current ratio, defined as current assets divided by current liabilities, of 1.5. Included in this $3.6 billion of working capital is $575 million of cash, cash equivalents, and short-term marketable securities as well as $3.2 billion of readily marketable commodity inventories. Cash generated from operating activities totaled $33 million for the year compared to $1.1 billion last year. This decrease was primarily due to an increase in working capital requirements due principally to the impact of increased prices of commodity-based agricultural raw materials. Cash used in investing activities decreased $485 million for the year to $574 million due primarily to decreased investment in net assets of businesses acquired. Cash generated from financing activities was $316 million. Purchases of the Company’s common stock decreased $97 million to $4 million. Borrowings under line-of-credit agreements were $484 million in 2004 compared to borrowings of $282 million in 2003 due to requirements to fund higher levels of working capital due to increased commodity prices.

Capital resources were strengthened as shown by the increase in the Company’s net worth to $7.7 billion. The Company’s ratio of long-term debt to total capital (the sum of the Company’s long-term debt and shareholders’ equity) decreased to 33% at June 30, 2004 from 35% at June 30, 2003. This ratio is a measure of the Company’s long-term liquidity and is an indicator of financial flexibility. Commercial paper and commercial bank lines of credit are available to meet seasonal cash requirements. At June 30, 2004, the Company had $1.8 billion outstanding and an additional $2.7 billion available under its commercial paper and bank lines of credit programs. Standard & Poor’s and Moody’s rate the Company’s commercial paper as A-1 and P-1, respectively, and rate the Company’s long-term debt as A+ and A1, respectively. In addition to the cash flow generated from operations, the Company has access to equity and debt capital through numerous alternatives from public and private sources in domestic and international markets.

Contractual Obligations and Commercial Commitments

In the normal course of business, the Company enters into contracts and commitments which obligate the Company to make payments in the future. The table below sets forth the Company’s significant future obligations by time period. This table includes commodity-based contracts entered into in the normal course of business which are further described in the “Market Risk Sensitive Instruments and Positions” section of “Management’s Discussion of Operations and Financial Condition” and energy-related purchase contracts entered into in the normal course of business. Where applicable, information included in the Company’s consolidated financial statements and notes is cross-referenced in this table.

			Payments Due by Period

Contractual	Note		Less than	2 – 3	4 – 5	Over
Obligations	Reference	Total	1 Year	Years	Years	5 Years

		(in thousands)
Purchases
Inventories		$9,395,518	$9,213,157	$176,966	$5,395	$–
Energy		659,574	281,166	329,742	41,649	7,017
Other		714,615	160,751	214,050	108,815	230,999

Total purchases		10,769,707	9,655,074	720,758	155,859	238,016

Short-term debt		1,770,512	1,770,512	–	–	–
Long-term debt	Note 6	3,835,977	148,751	208,063	109,280	3,369,883
Capital leases	Note 6	64,693	12,044	27,191	17,364	8,094
Estimated Interest Payments		5,714,998	276,046	539,473	500,272	4,399,207
Operating leases	Note 11	249,978	56,830	77,866	45,213	70,069

Total		$22,405,865	$11,919,257	$1,573,351	$827,988	$8,085,269

At June 30, 2004, the Company estimates it will cost approximately $514 million to complete construction in progress and other commitments to purchase or construct property, plant, and equipment. The Company is a limited partner in various private equity funds which invest primarily in emerging markets that have agri processing potential. At June 30, 2004, the Company’s carrying value of these limited partnership investments was $418 million. The Company has future capital commitments related to these partnerships of $156 million and expects the majority of these additional capital commitments, if called for, to be funded by cash flows generated by the partnerships.

In addition, the Company has also entered into debt guarantee agreements, primarily related to equity-method investees, which could obligate the Company to make future payments under contingent commitments. The Company’s liability under these agreements arises only if the primary entity fails to perform its contractual obligation. If the Company is called upon to make payments pursuant to these guarantees, the Company has, for a majority of these agreements, a security interest in the underlying assets of the primary entity. At June 30, 2004, these debt guarantees total approximately $398 million. Outstanding borrowings under these guarantees were $311 million at June 30, 2004.

Critical Accounting Policies

The process of preparing financial statements requires management to make estimates and judgments that affect the carrying values of the Company’s assets and liabilities as well as the recognition of revenues and expenses. These estimates and judgments are based on the Company’s historical experience and management’s knowledge and understanding of current facts and circumstances. Certain of the Company’s accounting policies are considered critical, as these policies are important to the depiction of the Company’s financial statements and require significant or complex judgment by management. Management has discussed with the Company’s Audit Committee the development, selection, disclosure, and application of these critical accounting policies. There have been no significant changes in critical accounting policies in the past year. Following are accounting policies management considers critical to the Company’s financial statements.

Inventories and Derivatives

Certain of the Company’s merchandisable agricultural commodity inventories, forward fixed-price purchase and sale contracts, and exchange-traded futures and options contracts are valued at estimated market values. These merchandisable agricultural commodities are freely traded, have quoted market prices, and may be sold without significant, additional processing. Management estimates market value based on exchange-quoted prices, adjusted for differences in local markets. Changes in the market values of these inventories and contracts are recognized in the statement of earnings as a component of cost of products sold. If management used different methods or factors to estimate market value, amounts reported as inventories and cost of products sold could differ. Additionally, if market conditions change subsequent to year-end, amounts reported in future periods as inventories and cost of products sold could differ.

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

Employee Benefit Plans

The Company provides substantially all domestic employees and employees at certain international subsidiaries with pension benefits. The Company also provides substantially all domestic salaried employees with postretirement health care and life insurance benefits. In order to measure the expense and funded status of these employee benefit plans, management makes several estimates and assumptions, including interest rates used to discount certain liabilities, rates of return on assets set aside to fund these plans, rates of compensation increases, employee turnover rates, anticipated mortality rates, and anticipated future health care costs. These estimates and assumptions are based on the Company’s historical experience combined with management’s knowledge and understanding of current facts and circumstances. The Company uses third-party specialists to assist management in measuring the expense and funded status of these employee benefit plans. If management used different estimates and assumptions regarding these plans, the funded status of the plans could vary significantly, and the Company could recognize different amounts of expense over future periods.

Income Taxes

The Company frequently faces challenges from domestic and foreign tax authorities regarding the amount of taxes due. These challenges include questions regarding the timing and amount of deductions and the allocation of income among various tax jurisdictions. In evaluating the exposure associated with various tax filing positions, the Company records reserves for probable exposures. Deferred tax assets represent items to be used as tax deductions or credits in future tax returns, and the related tax benefit has already been recognized in the Company’s income statement. Realization of these deferred tax assets reflects the Company’s tax planning strategies. Valuation allowances related to these deferred tax assets have been established to the extent the realization of the tax benefit is not probable. Based on management’s evaluation of the Company’s tax position, it is believed the amounts related to these tax exposures are appropriately accrued. To the extent the Company were to favorably resolve matters for which accruals have been established or be required to pay amounts in excess of the aforementioned reserves, the Company’s effective tax rate in a given financial statement period may be impacted.

Litigation Contingencies

As described in Note 15 to the Company’s consolidated financial statements, the Company is subject to various contingencies related to legal proceedings. Management attempts to assess the probability and range of loss for such contingencies and accrues a liability and/or discloses the relevant circumstances, as appropriate. Management believes that any liability to the Company that may arise as a result of currently pending legal proceedings will not have a material adverse effect on the Company’s financial condition or results of operations.

Asset Abandonments and Write-Downs

The Company is principally engaged in the business of procuring, transporting, storing, processing, and merchandising agricultural commodities and products. This business is global in nature and is highly capital-intensive. Both the availability of the Company’s raw materials and the demand for the Company’s finished products are driven by unpredictable factors such as weather, plantings, government (domestic and foreign) farm programs and policies, changes in population growth, changes in standards of living, and production of similar and competitive crops. These aforementioned unpredictable factors, therefore, may cause a shift in the supply/demand dynamics for the Company’s raw materials and final products. Any such shift will cause management to evaluate the efficiency and profitability of the Company’s fixed asset base in terms of geographic location, size, and age of its factories. The Company, from time to time, will also invest in equipment and technology related to new, value-added products produced from agricultural commodities and products. These new products are not always successful from either a commercial production or marketing perspective. Management evaluates the Company’s property, plant, and equipment for impairment whenever indicators of impairment exist. Assets are abandoned after consideration of the ability to utilize the assets for their intended purpose, or to employ the assets in alternative uses, or sell the assets to recover the carrying value. If management used different estimates and assumptions in its evaluation of this fixed asset base, then the Company could recognize different amounts of expense over future periods.

Valuation of Marketable Securities and Investments in Affiliates

The Company classifies the majority of its marketable securities as available-for-sale and carries these securities at fair value. Investments in affiliates are carried at cost plus equity in undistributed earnings. For publicly-traded securities, the fair value of the Company’s investments is readily available based on quoted market prices. For non-publicly-traded securities, management’s assessment of fair value is based on valuation methodologies including discounted cash flows and estimates of sales proceeds. In the event of a decline in fair value of an investment below carrying value, management may be required to determine if the decline in fair value is other than temporary. In evaluating the nature of a decline in the fair value of an investment, management considers the market conditions, trends of earnings, discounted cash flows, price multiples, trading volumes, and other key measures of the investment as well as the Company’s ability and intent to hold the investment. When such a decline in value is deemed to be other than temporary, an impairment loss is recognized in the current period operating results to the extent of the decline. See Notes 2 and 4 to the Company’s consolidated financial statements for information regarding the Company’s marketable securities and investments in affiliates. If management used different estimates and assumptions in its evaluation of these marketable securities, then the Company could recognize different amounts of expense over future periods.

The Company is a limited partner in various private equity funds which invest primarily in emerging markets that have agri-processing potential. The Company accounts for these limited partnerships using the equity method of accounting. Therefore, the Company is recording in the consolidated statement of earnings its proportional share of the limited partnerships’ net income or loss. The limited partnerships value their investments at fair value. Thus, unrealized gains and losses related to the change in fair value of these investments are recorded in the limited partnerships’ statements of earnings. The valuation of these investments, as determined by the general partner, can be subjective, and the values may vary significantly in a short period of time. Some of the factors causing the subjectivity and volatility of these valuations include the illiquidity and minority positions of these investments, currency exchange rate fluctuations, less-regulated securities exchanges, and the inherent business risks and limitations present in the emerging market countries. The Company records the results of these limited partnerships based on the information provided to the Company by the general partner. Due to the subjectivity and volatility in valuing these investments, the fair value of these investments, and thus the Company’s results, could vary significantly over future periods.

MARKET RISK SENSITIVE INSTRUMENTS AND POSITIONS

The market risk inherent in the Company’s market risk sensitive instruments and positions is the potential loss arising from adverse changes in commodity futures prices as it relates to the Company’s net commodity position, marketable equity security prices, market prices of limited partnerships’ investments, foreign currency exchange rates, and interest rates as described below.

Commodities

The availability and price of agricultural commodities are subject to wide fluctuations due to unpredictable factors such as weather, plantings, government (domestic and foreign) farm programs and policies, changes in global demand resulting from population growth and changes in standards of living, and global production of similar and competitive crops. To reduce price risk caused by market fluctuations, the Company generally follows a policy of using exchange-traded futures and options contracts to minimize its net position of merchandisable agricultural commodity inventories and forward cash purchase and sales contracts. The Company will also use exchange-traded futures and options contracts as components of merchandising strategies designed to enhance margins. The results of these strategies can be significantly impacted by factors such as the volatility of the relationship between the value of exchange-traded commodities futures contracts and the cash prices of the underlying commodities, counterparty contracts defaults, and volatility of freight markets. In addition, the Company from time to time enters into futures contracts which are designated as hedges of specific volumes of commodities that will be purchased and processed in a future month. The changes in the market value of such futures contracts have historically been, and are expected to continue to be, highly effective at offsetting changes in price movements of the hedged item. Gains and losses arising from open and closed hedging transactions are deferred in other comprehensive income, net of applicable taxes, and recognized as a component of cost of products sold in the statement of earnings when the hedged item is recognized.

A sensitivity analysis has been prepared to estimate the Company’s exposure to market risk of its daily net commodity position. The Company’s daily net commodity position consists of inventories, related purchase and sale contracts, and exchange-traded futures contracts, including those contracts used to hedge portions of production requirements. The fair value of such daily net commodity position is a summation of the fair values calculated for each commodity by valuing each net position at quoted futures prices. Market risk is estimated as the potential loss in fair value resulting from a hypothetical 10% adverse change in such prices. Actual results may differ.

	2004		2003
	Fair Value	Market Risk	Fair Value	Market Risk

	(in millions)
Highest long position	$754	$75	$611	$61
Highest short position	506	51	485	49
Average position long (short)	31	3	51	5

The decrease in fair value of the average position for 2004 compared to 2003 was principally a result of a decrease in the daily net commodity position partially offset by an increase in quoted futures prices.

Marketable Equity Securities

Marketable equity securities, which are recorded at fair value, have exposure to price risk. The fair value of marketable equity securities is based on quoted market prices. Risk is estimated as the potential loss in fair value resulting from a hypothetical 10% adverse change in quoted market prices. Actual results may differ.

	2004	2003

	(in millions)
Fair value	$773	$519
Market risk	77	52

The increase in fair value for 2004 compared to 2003 resulted primarily from an increase in fair market value of the securities offset partially by disposals of securities.

Limited Partnerships

The Company is a limited partner in various private equity funds which invest primarily in emerging markets that have agri-processing potential. The Company accounts for these limited partnerships using the equity method of accounting. Therefore, the Company is recording in the consolidated statement of earnings its proportional share of the limited partnerships’ net income or loss. The limited partnerships value their investments at fair value. Risk is estimated as the potential loss in fair value resulting from a hypothetical 10% adverse change in market prices of the limited partnerships’ investments. Actual results may differ.

	2004	2003

	(in millions)
Fair value of partnerships’ investments	$447	$429
Market risk	45	43

The increase in fair value for 2004 compared to 2003 resulted primarily from an increase in fair market value of the limited partnerships’ investments offset partially by returns of capital.

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

The amount the Company considers permanently invested in foreign subsidiaries and affiliates and translated into dollars using the year-end exchange rates is $3.6 billion at June 30, 2004 and $3.3 billion at June 30, 2003. This increase is principally due to the strengthening of the euro and British pound currencies versus the U.S. dollar and, to a lesser extent, an increase in retained earnings of the foreign subsidiaries and affiliates. The potential loss in fair value resulting from a hypothetical 10% adverse change in quoted foreign currency exchange rates is $361 million and $331 million for 2004 and 2003, respectively. Actual results may differ.

Interest

The fair value of the Company’s long-term debt is estimated below using quoted market prices, where available, and discounted future cash flows based on the Company’s current incremental borrowing rates for similar types of borrowing arrangements. Such fair value exceeded the long-term debt carrying value. Market risk is estimated as the potential increase in fair value resulting from a hypothetical one-half % decrease in interest rates. Actual results may differ.

	2004	2003

	(in millions)
Fair value of long-term debt	$4,237	$4,753
Excess of fair value over carrying value	497	881
Market risk	203	232

The decrease in fair value for the current year resulted principally from an increase in quoted interest rates.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is principally engaged in procuring, transporting, storing, processing, and merchandising agricultural commodities and products.

Principles of Consolidation

In January 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation 46, Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51 (FIN 46). In December 2003, the FASB modified FIN 46 to make certain technical corrections and to address certain implementation issues that had arisen. A variable interest entity (VIE) is a corporation, partnership, trust, or any other legal structure used for business purposes that does not have equity investors with voting rights or has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 requires a VIE to be consolidated by a company if that company is the primary beneficiary of the VIE. The primary beneficiary of a VIE is an entity that is subject to a majority of the risk of loss from the VIE’s activities or entitled to receive a majority of the entity’s residual returns, or both. The Company adopted the provisions of FIN 46, as revised, on March 31, 2004. As of June 30, 2004, the Company has $418 million of investments in private equity funds included in investments in affiliates which are considered VIEs pursuant to FIN 46. The Company’s residual risk and rewards from these VIEs are proportional to the Company’s ownership interest, and the Company is not the primary beneficiary of any of these VIEs.

The consolidated financial statements as of June 30, 2004 and for the three years then ended include the accounts of the Company and its majority-owned subsidiaries. Investments in affiliates are carried at cost plus equity in undistributed earnings since acquisition. All significant intercompany accounts and transactions have been eliminated.

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

Segregated Cash and Investments

The Company segregates certain cash and investment balances in accordance with certain regulatory requirements, commodity exchange requirements, and insurance arrangements. These segregated balances represent deposits received from customers trading in exchange-traded commodity instruments, securities pledged to commodity exchange clearinghouses, and cash and securities pledged as security under certain insurance arrangements. Segregated cash and investments primarily consist of cash, U.S. government securities, and money-market funds.

Receivables

The Company records trade accounts receivable at net realizable value. This value includes an appropriate allowance for estimated uncollectible accounts to reflect any loss anticipated on the trade accounts receivable balances. The Company calculates this allowance based on its history of write-offs, level of past-due accounts, and its relationships with, and the economic status of, its customers.

Credit risk on trade receivables is minimized as a result of the large and diversified nature of the Company’s worldwide customer base. The Company controls its exposure to credit risk through credit approvals, credit limits, and monitoring procedures. Collateral is generally not required for the Company’s trade receivables.

Inventories

Inventories of certain merchandisable agricultural commodities, which include amounts acquired under deferred pricing contracts, are stated at market value. In addition, the Company values certain inventories using the lower of cost, determined by either the first-in, first-out (FIFO) or last-in, first-out (LIFO) methods, or market.

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

Property, Plant, and Equipment

Property, plant, and equipment is recorded at cost and repair and maintenance costs are expensed as incurred. The Company generally uses the straight-line method in computing depreciation for financial reporting purposes and generally uses accelerated methods for income tax purposes. The annual provisions for depreciation have been computed principally in accordance with the following ranges of asset lives: buildings - 10 to 50 years; machinery and equipment - 3 to 30 years.

Asset Abandonments and Write-Downs

The Company recorded a $51 million, a $13 million and an $83 million charge in cost of products sold during 2004, 2003, and 2002, respectively, principally related to the abandonment and write-down of certain long-lived assets. The majority of these assets were idle, and the decision to abandon was finalized after consideration of the ability to utilize the assets for their intended purpose, employ the assets in alternative uses, or sell the assets to recover the carrying value. After the write-downs, the carrying value of these assets is immaterial. In addition, the 2002 impairment charge included a write-down to fair value of assets that were intended for use in a new product line.

Net Sales

The Company follows a policy of recognizing sales revenue at the time of delivery of the product. Included as a component of net sales are freight costs and handling charges related to the sales.

As of the fourth quarter of 2002, when the Company acquired control of A.C. Toepfer International (“ACTI”) by increasing its ownership to 80%, the Company began consolidating the operations of ACTI. Prior to the fourth quarter of 2002, the Company accounted for ACTI, a global merchandiser and supplier of agricultural commodities and products, on the equity method of accounting. ACTI’s net sales revenues were approximately $6.3 billion and $5.8 billion for 2004 and 2003, respectively, and approximately $1.3 billion for the fourth quarter of 2002.

Per Share Data

Basic earnings per common share is determined by dividing net earnings by the weighted average number of common shares outstanding. In computing diluted earnings per share, the weighted average number of common shares outstanding is increased by unvested restricted stock and common stock options outstanding with exercise prices lower than the average market prices of common shares during each year. The number of common stock options outstanding excluded from the diluted earnings per share computation is not material.

Stock Compensation

The Company accounts for its stock-based compensation in accordance with Accounting Principles Board Opinion Number 25 (APB 25), Accounting for Stock Issued to Employees. Under APB 25, compensation expense is recognized if the exercise price of the employee stock option is less than the market price on the grant date. The following table illustrates the effect on net earnings and earnings per share as if the fair value method had been applied to all outstanding and unvested employee stock options and awards in each period.

	2004	2003	2002

	(In thousands, except per share amounts)

Net earnings, as reported	$494,710	$451,145	$511,093
Add: stock-based compensation expense reported in net income, net of related tax	4,566	2,706	464
Deduct: stock-based compensation expense determined under fair value method, net of related tax	8,748	8,125	6,018

Pro forma net earnings	$490,528	$445,726	$505,539

Earnings per share:
Basic and diluted – as reported	$.76	$.70	$.78
Basic – pro forma	$.76	$.69	$.77
Diluted – pro forma	$.75	$.69	$.77

The fair value of each option grant is estimated as of the date of grant using the Black-Scholes single option pricing model for pro forma net earnings purposes. The assumptions used in the Black-Scholes single option pricing model are as follows.

	2004	2003	2002

Dividend yield	2%	2%	2%
Risk-free interest rate	4%	4%	5%
Stock volatility	28%	30%	37%
Average expected life (years)	9	6	5

Reclassifications

Certain items in prior year financial statements have been reclassified to conform to the current year’s presentation.

CONSOLIDATED STATEMENTS OF EARNINGS

Archer Daniels Midland Company

	Year Ended June 30
	2004	2003	2002

	(In thousands, except per share amounts)

Net sales and other operating income	$36,151,394	$30,708,033	$22,611,894
Cost of products sold	34,003,070	28,980,895	20,928,438

Gross Profit	2,148,324	1,727,138	1,683,456

Selling, general, and administrative expenses	1,401,833	947,694	826,922

Other expense - net	28,480	148,471	137,597

Earnings Before Income Taxes	718,011	630,973	718,937

Income taxes	223,301	179,828	207,844

Net Earnings	$494,710	$451,145	$511,093

Basic and diluted earnings per common share	$.76	$.70	$.78

Average number of shares outstanding	647,698	646,086	656,955

See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

Archer Daniels Midland Company

	June 30
ASSETS	2004	2003

	(In thousands)
Current Assets
Cash and cash equivalents	$540,207	$764,959
Segregated cash and investments	871,439	544,669
Receivables	4,040,759	3,320,336
Inventories	4,591,648	3,550,225
Other assets	294,943	241,668

Total Current Assets	10,338,996	8,421,857

Investments and Other Assets
Investments in and advances to affiliates	1,832,619	1,763,453
Long-term marketable securities	1,161,388	818,016
Goodwill	337,474	344,720
Other assets	443,606	366,117

	3,775,087	3,292,306

Property, Plant, and Equipment
Land	190,136	186,652
Buildings	2,568,472	2,606,707
Machinery and equipment	10,658,282	10,067,834
Construction in progress	263,332	406,587

	13,680,222	13,267,780
Allowances for depreciation	(8,425,484)	(7,799,064)

	5,254,738	5,468,716

	$19,368,821	$17,182,879

CONSOLIDATED BALANCE SHEETS

Archer Daniels Midland Company

	June 30
Liabilities and Shareholders' Equity	2004	2003

	(In thousands)

Current Liabilities
Short-term debt	$1,770,512	$1,279,483
Accounts payable	3,238,230	2,848,926
Accrued expenses	1,580,700	988,175
Current maturities of long-term debt	160,795	30,888

Total Current Liabilities	6,750,237	5,147,472

Long-Term Liabilities
Long-term debt	3,739,875	3,872,287
Deferred income taxes	653,834	543,555
Other	526,659	550,368

	4,920,368	4,966,210

Shareholders' Equity
Common stock	5,431,510	5,373,005
Reinvested earnings	2,183,751	1,863,150
Accumulated other comprehensive income (loss)	82,955	(166,958)

	7,698,216	7,069,197

	$19,368,821	$17,182,879

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Archer Daniels Midland Company

	Year Ended June 30
	2004	2003	2002

	(In thousands)
Operating Activities
Net earnings	$494,710	$451,145	$511,093
Adjustments to reconcile to net cash provided by operations
Depreciation	685,613	643,615	566,576
Asset abandonments	50,576	13,221	82,927
Deferred income taxes	(67,505)	105,086	(4,972)
Amortization of long-term debt discount	4,245	5,111	47,494
(Gain) loss on marketable securities transactions	(23,968)	363	(36,296)
Equity in (earnings) of affiliates, net of dividends	(84,930)	(14,138)	(9,121)
Stock contributed to employee benefit plans	23,281	23,591	23,263
Other – net	(63,383)	125,316	103,777
Changes in operating assets and liabilities
Segregated cash and investments	(316,423)	(134,434)	(134,317)
Receivables	(378,501)	(112,460)	(119,176)
Inventories	(950,792)	(200,392)	(72,508)
Other assets	(6,724)	(39,061)	(44,197)
Accounts payable and accrued expenses	667,140	202,213	388,609

Total Operating Activities	33,339	1,069,176	1,303,152

Investing Activities
Purchases of property, plant, and equipment	(509,237)	(435,952)	(362,974)
Proceeds from sales of property, plant, and equipment	57,226	40,061	16,553
Net assets of businesses acquired	(93,022)	(526,970)	(40,012)
Investments in and advances to affiliates, net	(112,984)	(130,096)	(65,928)
Distributions from affiliates, excluding dividends	122,778	40,113	68,891
Purchases of marketable securities	(857,786)	(328,852)	(384,149)
Proceeds from sales of marketable securities	786,492	271,340	345,004
Other – net	32,098	11,258	(11,108)

Total Investing Activities	(574,435)	(1,059,098)	(433,723)

Financing Activities
Long-term debt borrowings	4,366	517,222	7,621
Long-term debt payments	(32,381)	(315,319)	(459,826)
Net borrowings (payments) under lines of credit agreements	483,764	281,669	(174,399)
Purchases of treasury stock	(4,113)	(101,212)	(184,519)
Cash dividends	(174,109)	(155,565)	(130,000)
Proceeds from exercises of stock options	38,817	1,971	8,652

Total Financing Activities	316,344	228,766	(932,471)

Increase (Decrease) in Cash and Cash Equivalents	(224,752)	238,844	(63,042)
Cash and Cash Equivalents - Beginning of Year	764,959	526,115	589,157

Cash and Cash Equivalents - End of Year	$540,207	$764,959	$526,115

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Archer Daniels Midland Company

				Accumulated
				Other	Total
	Common Stock		Reinvested	Comprehensive	Shareholders'

	Shares	Amount	Earnings	Income (Loss)	Equity

	(In thousands)
Balance July 1, 2001	662,378	$5,608,741	$1,187,357	$(464,415)	$6,331,683

Comprehensive income
Net earnings			511,093
Other comprehensive income				215,515
Total comprehensive income					726,608
Cash dividends paid-$.20 per share			(130,000)		(130,000)
Treasury stock purchases	(12,818)	(184,519)			(184,519)
Other	433	11,929	(880)		11,049

Balance June 30, 2002	649,993	5,436,151	1,567,570	(248,900)	6,754,821

Comprehensive income
Net earnings			451,145
Other comprehensive income				81,942
Total comprehensive income					533,087
Cash dividends paid-$.24 per share			(155,565)		(155,565)
Treasury stock purchases	(8,410)	(101,212)			(101,212)
Other	3,272	38,066			38,066

Balance June 30, 2003	644,855	5,373,005	1,863,150	(166,958)	7,069,197

Comprehensive income
Net earnings			494,710
Other comprehensive income				249,913
Total comprehensive income					744,623
Cash dividends paid-$.27 per share			(174,109)		(174,109)
Treasury stock purchases	(309)	(4,113)			(4,113)
Other	6,202	62,618			62,618

Balance June 30, 2004	650,748	$5,431,510	$2,183,751	$82,955	$7,698,216

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Archer Daniels Midland Company

Note 1-Acquisitions

The 2004 and 2003 acquisitions were accounted for as purchases in accordance with Statement of Financial Accounting Standards Number 141, Business Combinations. Accordingly, the tangible assets and liabilities have been adjusted to fair values with the remainder of the purchase price, if any, recorded as goodwill. The identifiable intangible assets acquired as part of these acquisitions are not material.

2004 Acquisitions
During 2004, the Company acquired five businesses for a total cost of $94 million. The Company recorded no goodwill related to these acquisitions.

2003 Acquisitions
On September 6, 2002, the Company acquired all of the outstanding Class A units of Minnesota Corn Processors, LLC (MCP), an operator of corn wet-milling plants in Minnesota and Nebraska. These Class A units represented 70% of the outstanding equity of MCP. Prior to September 6, 2002, the Company owned non-voting Class B units, which represented the remaining 30% of the outstanding equity of MCP. The acquisition was structured as a cash-for-stock transaction whereby the Company paid MCP shareholders a price of $2.90 for each outstanding Class A unit. The Company paid $382 million for the outstanding Class A units and assumed $233 million of MCP long-term debt. At the date of the MCP acquisition, the Company recognized $36 million in liabilities for the costs of closing MCP’s administrative offices and terminating MCP’s corn sweetener marketing joint venture. The Company has paid substantially all of the costs related to these activities. The operating results of MCP are consolidated in the Company’s net earnings from September 6, 2002. Prior to September 6, 2002, the Company accounted for its investment in MCP on the equity method of accounting.

On February 24, 2003, the Company acquired six wheat flour mills located in the United Kingdom from Associated British Foods plc (ABF). The Company acquired the assets and inventories of the ABF mills for cash of approximately $96 million and assumed no liabilities in connection with the acquisition. The operating results of the ABF mills are included in the Company’s net earnings from February 24, 2003.

During February 2003, the Company tendered an offer to acquire all of the outstanding shares of Pura plc (Pura), a United Kingdom-based company that processes and markets edible oil, for cash of approximately $1.78 per share. These shares represented 72% of the outstanding equity of Pura. Prior to the offer, the Company owned 28% of the outstanding equity of Pura. The Company purchased a sufficient number of shares to obtain majority ownership of Pura on April 7, 2003, and the results of Pura’s operations are consolidated in the Company’s net earnings from April 7, 2003. Prior to April 7, 2003, the Company accounted for its investment in Pura on the equity method of accounting. As of June 30, 2003, the Company had acquired all of the outstanding shares of Pura for cash of $58 million.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed, pertaining to the 2003 acquisitions described above, as of the acquisition dates.

(In thousands)

Current assets	$205,595
Property, plant, and equipment	700,283
Goodwill	119,883
Investments in unconsolidated affiliates	47,879
Other assets	12,459

Total assets acquired	1,086,099

Current liabilities	125,422
Long-term debt	255,772
Deferred income taxes	41,713
Other liabilities	23,730

Total liabilities assumed	446,637

Net assets acquired	639,462
Less equity method investments in MCP and Pura (including goodwill of $16,867) at date of acquisition, net of deferred taxes	103,616

Total purchase price	$535,846

Acquired goodwill related to the 2003 acquisitions of $6 million, $77 million, and $37 million was assigned to the Oilseeds Processing, Corn Processing, and Other segments, respectively. The Company estimates approximately $106 million of the acquired goodwill will be deductible for tax purposes.

Notes to Consolidated Financial Statements

Archer Daniels Midland Company

Note 2-Marketable Securities and Cash Equivalents

		Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value

2004	(In thousands)
United States Government Obligations
Maturity less than 1 year	$180,472	$104	$(135)	$180,441

Other debt securities
Maturity less than 1 year	137,127	2	(125)	137,004
Maturity 5 to 10 years	90,000	–	(2,796)	87,204
Maturity greater than 10 years	306,231	–	(4,656)	301,575

Equity securities
Available-for-sale	435,668	326,043	(2,031)	759,680
Trading	12,929	–	–	12,929

	$1,162,427	$326,149	$(9,743)	$1,478,833

		Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value

2003	(In thousands)
United States Government Obligations
Maturity less than 1 year	$265,993	$172	$(119)	$266,046

Other debt securities
Maturity less than 1 year	242,225	31	–	242,256
Maturity 5 to 10 years	170,561	2,947	–	173,508
Maturity greater than 10 years	124,735	1,193	–	125,928

Equity securities
Available-for-sale	443,551	67,560	(149)	510,962
Trading	7,618	–	–	7,618

	$1,254,683	$71,903	$(268)	$1,326,318

The $10 million of unrealized losses at June 30, 2004, have arisen within the last twelve months.

Notes to Consolidated Financial Statements

Archer Daniels Midland Company

Note 3-Inventories and Derivatives

To reduce price risk caused by market fluctuations, the Company generally follows a policy of using exchange-traded futures and options contracts to minimize its net position of merchandisable agricultural commodity inventories and forward cash purchase and sales contracts. The Company will also use exchange-traded futures and options contracts as components of merchandising strategies designed to enhance margins. The results of these strategies can be significantly impacted by factors such as the volatility of the relationship between the value of exchange-traded commodities futures contracts and the cash prices of the underlying commodities, counterparty contracts defaults, and volatility of freight markets. Inventories of certain merchandisable agricultural commodities, which include amounts acquired under deferred pricing contracts, are stated at market value. Exchange-traded futures and options contracts, forward cash purchase contracts and forward cash sales contracts of merchandisable agricultural commodities, which have not been designated as fair value hedges, are valued at market price. Changes in the market value of inventories of merchandisable agricultural commodities, forward cash purchase and sales contracts and exchange-traded futures contracts are recognized in earnings immediately, resulting in cost of goods sold approximating first-in, first out (FIFO) cost. Unrealized gains on forward cash purchase contracts, forward cash sales contracts and exchange-traded futures contracts represent the fair value of such instruments and are classified on the Company’s balance sheet as receivables. Unrealized losses on forward cash purchase contracts, forward cash sales contracts and exchange-traded futures contracts represent the fair value of such instruments and are classified on the Company’s balance sheet as accounts payable.

The Company also values certain inventories using the lower of cost, determined by either the LIFO or FIFO method, or market.

	2004	2003

	(In thousands)
LIFO inventories
FIFO value	$560,442	$343,552
LIFO valuation reserve	(134,607)	(15,975)

LIFO inventories carrying value	425,835	327,577
FIFO inventories	1,366,755	1,257,655
Market inventories	2,799,058	1,964,993

	4,591,648	$3,550,225

The Company, from time to time, uses futures contracts to fix the purchase price of anticipated volumes of commodities to be purchased and processed in a future month. The Company also uses futures, options, and swaps to fix the purchase price of the Company’s anticipated natural gas requirements for certain production facilities. These derivatives are designated as cash flow hedges. The changes in the market value of such derivative contracts have historically been, and are expected to continue to be, highly effective at offsetting changes in price movements of the hedged item. The amounts representing the ineffectiveness of these cash flow hedges are immaterial. Gains and losses arising from open and closed hedging transactions are deferred in other comprehensive income, net of applicable income taxes, and recognized as a component of cost of products sold in the statement of earnings when the hedged item is recognized. The gains and losses arising from these cash flow hedges will be recognized in the statement of earnings within the next 12 months.

Notes to Consolidated Financial Statements

Archer Daniels Midland Company

Note 4-Investments in and Advances to Affiliates

The Company has ownership interests in non-majority-owned affiliates accounted for under the equity method. The Company had 85 and 82 unconsolidated affiliates as of June 30, 2004 and 2003, respectively, located in North and South America, Africa, Europe, and Asia. During fiscal 2004, the Company made initial investments in 8 unconsolidated affiliates and disposed of its investments in 5 affiliates. The following table summarizes the combined balance sheets and the combined statements of earnings of the Company’s unconsolidated affiliates as of and for each of the three years ended June 30, 2004, 2003, and 2002.

	2004	2003	2002

	(In thousands)
Current assets	$5,159,660	$4,215,810
Non-current assets	8,305,256	8,279,207
Current liabilities	3,983,022	2,721,111
Non-current liabilities	1,939,453	1,961,009
Minority interests	369,991	342,411

Net assets	$7,172,450	$7,470,486

Net sales	$17,744,217	$17,181,800	$9,853,370
Gross profit	1,991,947	2,037,875	1,276,901
Net income (loss)	819,201	(62,707)	21,627

Two foreign affiliates for which the Company has a carrying value of $369 million have a market value of $281 million based on quoted market prices and exchange rates at June 30, 2004.

Notes to Consolidated Financial Statements

Archer Daniels Midland Company

Note 5-Goodwill and Other Intangible Assets

The Company accounts for its goodwill and other intangible assets in accordance with Statement of Financial Accounting Standards Number 142 (SFAS 142), Goodwill and Other Intangible Assets. Under this standard, goodwill and intangible assets deemed to have indefinite lives are no longer amortized but are subject to annual impairment tests. Intangible assets with identifiable useful lives are amortized over those useful lives. Reported net earnings, adjusted to exclude amortization expense related to goodwill for the periods indicated, are as follows:

	2004	2003	2002

	(In thousands, except per share amounts)

Reported net earnings	$494,710	$451,145	$511,093
Goodwill amortization	–	–	28,415

Adjusted net earnings	$494,710	$451,145	$539,508

Basic and diluted earnings per common share
Reported net earnings	$.76	$.70	$.78
Goodwill amortization	–	–	.04

Adjusted net earnings	$.76	$.70	$.82

Goodwill balances attributable to consolidated businesses and investments in affiliates, by segment, are set forth in the table below.

	2004			2003

	Consolidated	Investments		Consolidated	Investments
	Businesses	in Affiliates	Total	Businesses	In Affiliates	Total

	(In thousands)			(In thousands)

Oilseeds Processing	$12,419	$6,618	$19,037	$15,146	$6,618	$21,764
Corn Processing	76,961	7,074	84,035	73,603	7,074	80,677
Agricultural Services	6,771	7,963	14,734	17,574	7,881	25,455
Other	140,811	78,857	219,668	137,967	78,857	216,824

Total	$236,962	$100,512	$337,474	$244,290	$100,430	$344,720

The changes in goodwill during 2004 are principally related to the disposal of an Agricultural Services subsidiary, finalization of allocations of purchase prices for acquisitions, and foreign currency translation adjustments.

The Company’s other intangible assets are not material.

Notes to Consolidated Financial Statements

Archer Daniels Midland Company

Note 6-Debt and Financing Arrangements

	2004	2003

	(In thousands)

5.935% Debentures $500 million
face amount, due in 2032	$493,252	$493,013

7.0% Debentures $400 million
face amount, due in 2031	397,475	397,380

7.5% Debentures $350 million
face amount, due in 2027	348,041	348,009

8.875% Debentures $300 million
face amount, due in 2011	298,933	298,823

8.125% Debentures $300 million
face amount, due in 2012	298,706	298,593

6.625% Debentures $300 million
face amount, due in 2029	298,655	298,634

8.375% Debentures $300 million
face amount, due in 2017	295,356	295,162

7.125% Debentures $250 million
face amount, due in 2013	249,601	249,569

6.95% Debentures $250 million
face amount, due in 2097	246,241	246,212

6.75% Debentures $200 million
face amount, due in 2027	196,107	196,001

Other	778,303	781,779

Total long-term debt	3,900,670	3,903,175
Current maturities	(160,795)	(30,888)

	$3,739,875	$3,872,287

At June 30, 2004, the fair value of the Company's long-term debt exceeded the carrying value by $497 million, as estimated by using quoted market prices or discounted future cash flows based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

The aggregate maturities of long-term debt for the five years after June 30, 2004 are $161 million, $174 million, $62 million, $79 million, and $47 million, respectively.

At June 30, 2004, the Company had lines of credit totaling $4.5 billion, of which $2.7 billion was unused. The weighted average interest rates on short-term borrowings outstanding at June 30, 2004 and 2003 were 1.46% and 1.41%, respectively.

Notes to Consolidated Financial Statements

Archer Daniels Midland Company

Note 7-Shareholders' Equity

The Company has authorized one billion shares of common stock and 500 thousand shares of preferred stock, each without par value. No preferred stock has been issued. At June 30, 2004 and 2003, the Company had approximately 21.2 million and 27.1 million shares, respectively, in treasury. Treasury stock of $259 million at June 30, 2004 and $330 million at June 30, 2003 is recorded at cost as a reduction of common stock.

Stock option plans provide for the granting of options to employees to purchase common stock of the Company at market value on the date of grant pursuant to the Company’s 1996 Stock Option Plan, 1999 Incentive Compensation Plan, and 2002 Incentive Compensation Plan. Options expire five to ten years after the date of grant, and the vesting requirements of awards under the plans correspond to the term of the related options.

The Company’s 1999 and 2002 Incentive Compensation Plan provides for the granting of restricted stock awards at no cost to certain officers and key employees. The awarded shares are made in common stock and vest at the end of a three-year restriction period. Upon issuance of restricted stock awards, unearned compensation equivalent to the market value of the shares at the date of grant is charged to shareholders’ equity and amortized to compensation expense over the vesting period. During 2004 and 2003, 1.1 million and 1 million common shares were granted as restricted stock awards, respectively.

At June 30, 2004, there were .3 million, .6 million, and 23.2 million shares available for future grant pursuant to the 1996, 1999, and 2002 plans, respectively. Stock option activity during the years indicated is as follows:

		Weighted Average
	Number of	Exercise Price
	Shares	Per Share

	(In thousands, except per share amounts)

Shares under option at June 30, 2001	10,580	$11.54
Granted	2,632	12.54
Exercised	(724)	12.01
Cancelled	(1,907)	12.27

Shares under option at June 30, 2002	10,581	11.62

Granted	4,439	11.30
Exercised	(228)	9.32
Cancelled	(329)	12.75

Shares under option at June 30, 2003	14,463	11.54

Granted	1,446	13.65
Exercised	(3,931)	11.58
Cancelled	(876)	12.41

Shares under option at June 30, 2004	11,102	$11.73

Shares exercisable at June 30, 2004	3,880	$10.77
Shares exercisable at June 30, 2003	5,445	$11.40
Shares exercisable at June 30, 2002	3,785	$11.55

At June 30, 2004, the range of exercise prices and weighted average remaining contractual life of outstanding options was $8.33 to $14.84 and four years, respectively. The weighted average fair values of options granted during 2004, 2003, and 2002 are $2.37, $3.20, and $4.31, respectively.

Notes to Consolidated Financial Statements

Archer Daniels Midland Company

Note 8-Accumulated Other Comprehensive Income (Loss)

The following table sets forth information with respect to accumulated other comprehensive income (loss):

	Foreign	Deferred	Minimum	Unrealized	Accumulated
	Currency	Gain (Loss)	Pension	Gain (Loss)	Other
	Translation	on Hedging	Liability	on	Comprehensive
	Adjustment	Activities	Adjustment	Investments	Income (Loss)

	(In thousands)

Balance at June 30, 2001	$(498,848)	$(22,128)	$(13,920)	$70,481	$(464,415)

Unrealized gains (losses)	125,636	66,391	(17,392)	65,978	240,613
(Gains) losses reclassified to net earnings		35,648		(35,937)	(289)
Tax effect		(38,699)	6,596	7,294	(24,809)

Net of tax amount	125,636	63,340	(10,796)	37,335	215,515

Balance at June 30, 2002	(373,212)	41,212	(24,716)	107,816	(248,900)

Unrealized gains (losses)	250,211	22,834	(188,080)	(34,513)	50,452
(Gains) losses reclassified to net earnings		(66,391)		(7,892)	(74,283)
Tax effect		16,519	71,333	17,921	105,773

Net of tax amount	250,211	(27,038)	(116,747)	(24,484)	81,942

Balance at June 30, 2003	(123,001)	14,174	(141,463)	83,332	(166,958)

Unrealized gains (losses)	97,044	14,292	19,227	250,876	381,439
(Gains) losses reclassified to net earnings		(22,834)		(11,042)	(33,876)
Tax effect		3,379	(9,330)	(91,699)	(97,650)

Net of tax amount	97,044	(5,163)	9,897	148,135	249,913

Balance at June 30, 2004	$(25,957)	$9,011	$(131,566)	$231,467	$82,955

Notes to Consolidated Financial Statements

Archer Daniels Midland Company

Note 9-Other Expense – Net

	2004	2003	2002

	(In thousands)
Interest expense	$341,991	$359,971	$355,956
Investment income	(116,352)	(121,887)	(114,032)
Net (gain) loss on marketable securities transactions	(23,968)	363	(36,296)
Equity in (earnings) losses of unconsolidated affiliates	(180,716)	(65,991)	(61,532)
Other – net	7,525	(23,985)	(6,499)

	$28,480	$148,471	$137,597

Interest expense is net of interest capitalized of $7 million, $4 million, and $6 million in 2004, 2003, and 2002, respectively.

The Company made interest payments of $361 million, $345 million, and $308 million in 2004, 2003, and 2002, respectively.

Realized gains on sales of available-for-sale marketable securities totaled $24 million, $4 million, and $59 million in 2004, 2003, and 2002, respectively. Realized losses totaled $4 million and $23 million in 2003 and 2002, respectively.

Notes to Consolidated Financial Statements

Archer Daniels Midland Company

Note 10-Income Taxes

For financial reporting purposes, earnings before income taxes include the following components:

	2004	2003		2002

		(In thousands)

United States	$369,153	$356,654		$440,517
Foreign	348,858	274,319		278,420

	$718,011	$630,973		$718,937

Significant components of income taxes are as follows:
	2004	2003		2002

		(In thousands	)
Current
Federal	$159,450	$13,653		$169,802
State	19,770	1,229		12,214
Foreign	141,985	60,881		102,570
Deferred
Federal	(50,601)	92,518		(71,547)
State	(3,312)	9,125		(2,522)
Foreign	(43,991)	2,422		(2,673)

	$223,301	$179,828		$207,844

Significant components of the Company's deferred tax liabilities and assets are as follows:
	2004	2003

	(In thousands)
Deferred tax liabilities
Depreciation	$635,238	$663,498
Bond discount amortization	24,712	27,695
Unrealized gain on marketable securities	108,753	17,054
Equity in earnings of affiliates	93,363	53,831
Other	131,248	58,805

	993,314	820,883

Deferred tax assets
Pension and postretirement benefits	134,410	156,084
Reserves and other accruals	165,713	15,147
Other	118,084	93,989

	418,207	265,220

Net deferred tax liabilities	575,107	555,663

Current net deferred tax assets (liabilities) included in other assets and accrued expenses	78,727	(12,108)

Non-current net deferred tax liabilities	$653,834	$543,555

Reconciliation of the statutory federal income tax rate to the Company's effective tax rate on earnings is as follows:

	2004	2003	2002

Statutory rate	35.0%	35.0%	35.0%
Prior years tax redetermination	–	–	(3.6)
Export tax incentives	(5.0)	(4.2)	(3.6)
State income taxes, net of federal tax benefit	1.9	0.8	0.8
Foreign earnings taxed at rates other than the U.S. statutory rate	(3.8)	(5.5)	(0.3)
Other	3.0	2.4	0.6

Effective rate	31.1%	28.5%	28.9%

The Company made income tax payments of $273 million, $124 million, and $162 million in 2004, 2003, and 2002, respectively.

During the fourth quarter of 2002, the Company recognized a reduction in income tax of $26 million, or $.04 per share, as taxes were relieved upon resolution of various outstanding state and federal tax issues.

The Company has $81 million and $59 million of tax assets for net operating loss carry forwards related to certain international subsidiaries at June 30, 2004 and 2003, respectively. As of June 30, 2004, approximately $71 million of these assets have no expiration date, and the remaining $10 million expire at various times through fiscal 2011. The annual usage of certain of these assets is limited to a percentage of the taxable income of the respective international subsidiary for the year. The Company has recorded a valuation allowance of $70 million and $41 million against these tax assets at June 30, 2004 and 2003, respectively, due to the uncertainty of their realization. The Company also has $22 million of tax assets related to excess foreign tax credits which expire in fiscal 2008.

Undistributed earnings of the Company's foreign subsidiaries and affiliated corporate joint venture companies accounted for on the equity method amounting to approximately $1.1 billion at June 30, 2004 are considered to be permanently reinvested, and accordingly, no provision for U.S. income taxes has been provided thereon. It is not practicable to determine the deferred tax liability for temporary differences related to these undistributed earnings.

Notes to Consolidated Financial Statements

Archer Daniels Midland Company

Note 11-Leases

The Company leases manufacturing and warehouse facilities, real estate, transportation assets, and other equipment under operating leases which expire at various dates through the year 2076. Rent expense for 2004, 2003, and 2002 was $121 million, $98 million, and $88 million, respectively. Future minimum rental payments for non-cancelable operating leases with initial or remaining terms in excess of one year are as follows:

Fiscal years	(In thousands)

2005	$56,830
2006	44,100
2007	33,766
2008	24,908
2009	20,305
Thereafter	70,069

Total minimum lease payments	$249,978

Notes to Consolidated Financial Statements

Archer Daniels Midland Company

Note 12-Employee Benefit Plans

The Company provides substantially all domestic employees and employees at certain international subsidiaries with pension benefits. The Company also provides substantially all domestic salaried employees with postretirement health care and life insurance benefits. During 2004, the FASB issued Staff Positions 106-1 and 106-2, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003, which provide guidance on accounting for the effects of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (Act). The Company has adopted Staff Positions 106-1 and elected to defer recognizing the effects of the Act and believes the adoption of Staff Position 106-2 will not have a material impact on the Company’s financial statements.

The Company has savings and investment plans available to employees. The Company also maintains stock ownership plans for qualifying employees. The Company contributes shares of its stock to the plans to match qualifying employee contributions. Employees have the choice of retaining Company stock in their accounts or diversifying the shares into other investment options. Expense is measured and recorded based upon the fair market value of the stock contributed to the plans each month. The number of shares designated for use in the plans is not significant compared to the shares outstanding for the periods presented. Assets of the Company’s defined contribution plans consist primarily of listed common stocks and pooled funds. The Company’s defined contribution plans held 23.7 million shares of Company common stock at June 30, 2004, with a market value of $397 million. Cash dividends received on shares of Company common stock by these plans during the year ended June 30, 2004 were $6 million.

	Pension Benefits			Postretirement Benefits

	2004	2003	2002	2004	2003	2002

	(In thousands)			(In thousands)
Retirement plan expense
Defined benefit plans:
Service cost (benefits earned during the period)	$48,749	$33,414	$32,727	$6,121	$7,135	$5,888
Interest cost	70,133	64,287	56,404	7,711	8,449	7,863
Expected return on plan assets	(57,947)	(63,268)	(55,907)	–	–	–
Actuarial loss (gain)	23,865	5,721	1,767	61	(2)	–
Net amortization	3,721	2,193	1,725	(1,116)	539	436

Net periodic defined benefit plan expense	88,521	42,347	36,716	12,777	16,121	14,187
Defined contribution plans:	23,622	22,833	20,784	–	–	–

Total retirement plan expense	$112,143	$65,180	$57,500	$12,777	$16,121	$14,187

The Company uses a March 31 measurement date for substantially all defined benefit plans. The following tables set forth changes in the defined benefit obligation and the fair value of defined benefit plan assets:

	Pension Benefits		Postretirement Benefits

	2004	2003	2004	2003

	(In thousands)		(In thousands)
Benefit obligation, beginning	$1,131,532	$912,503	$125,765	$116,505
Service cost	48,681	33,414	6,121	7,135
Interest cost	70,133	64,287	7,711	8,449
Actuarial loss (gain)	112,576	111,525	1,561	21,156
Benefits paid	(44,712)	(42,059)	(4,758)	(4,617)
Plan amendments	28,478	2,145	–	(23,047)
Acquisitions	34,879	13,606	–	156
Foreign currency effects	16,862	36,111	3	28

Benefit obligation, ending	$1,398,429	$1,131,532	$136,403	$125,765

Fair value of plan assets, beginning	$637,121	$699,006	$–	$–
Actual return on plan assets	151,027	(81,971)	–	–
Employer contributions	110,556	26,740	4,758	4,617
Benefits paid	(43,401)	(42,059)	(4,758)	(4,617)
Plan amendments	18,443	–	–	–
Acquisitions	27,397	2,012	–	–
Foreign currency effects	11,406	33,393	–	–

Fair value of plan assets, ending	$912,549	$637,121	$–	$–

Funded status	$(485,880)	$(494,411)	$(136,403)	$(125,765)
Unamortized transition amount	(929)	(9,438)	–	–
Unrecognized net loss (gain)	411,500	414,427	14,751	13,250
Unrecognized prior service costs	42,615	43,081	(12,283)	(13,399)
Adjustment for fourth quarter contributions	2,682	5,241	–	–

Pension liability recognized in the balance sheet	$(30,012)	$(41,100)	$(133,935)	$(125,914)

Prepaid benefit cost	$67,721	$72,411	$–	$–
Accrued benefit liability – current	(86,511)	(73,337)	–	–
Accrued benefit liability - long-term	(261,909)	(309,864)	(133,935)	(125,914)
Intangible asset	42,018	41,794	–	–
Accumulated other comprehensive loss	208,669	227,896	–	–

Net amount recognized, June 30	$(30,012)	$(41,100)	$(133,935)	$(125,914)

The following table sets forth the principal assumptions used in developing the benefit obligation and the net periodic pension expense:

	Pension Benefits		Postretirement Benefits

	2004	2003	2004	2003

Discount rate	5.6%	6.0%	5.8%	6.3%
Expected return on plan assets	7.4%	7.5%	N/A	N/A
Rate of compensation increase	4.1%	4.1%	N/A	N/A

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with projected benefit obligations in excess of plan assets were $1.3 billion, $1.2 billion, and $834 million, respectively, as of June 30, 2004, and $1.1 billion, $987 million, and $606 million, respectively, as of June 30, 2003. The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $1.2 billion, $1 billion, and $703 million, respectively, as of June 30, 2004, and $969 million, $861 million, and $475 million, respectively, as of June 30, 2003. The accumulated benefit obligation for all pension plans as of June 30, 2004 and 2003, was $1.2 billion and $1 billion, respectively.

For postretirement benefit measurement purposes, a 9.0% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2004. The rate was assumed to decrease gradually to 5.0% for 2012 and remain at that level thereafter.

Assumed health care cost trend rates have a significant impact on the amounts reported for the health care plans. A 1% change in assumed health care cost trend rates would have the following effect:

	1% Increase	1% Decrease

	(In thousands)
Effect on combined service and interest cost components	$1,632	$(1,449)
Effect on accumulated postretirement benefit obligations	$13,961	$(12,663)

Plan Assets

The following table sets forth the actual asset allocation and target asset allocation for the Company’s global pension plan assets:

		Target Asset
	2004	Allocation

Equity securities¹	54%	54%
Debt securities	43%	45%
Other	3%	1%

Total	100%	100%

¹ The Company’s pension plans held 3.4 million shares of Company common stock at June 30, 2004, with a market value of $56 million. Cash dividends received on shares of Company common stock by these plans during the year ended June 30, 2004 were $1 million.

Investment objectives for the Company’s plan assets are to:

  optimize the long-term return on plan assets at an acceptable level of risk.
  maintain a broad diversification across asset classes and among investment managers.
  maintain careful control of the risk level within each asset class.
  focus on a long-term return objective.

Asset allocation targets promote optimal expected return and volatility characteristics given the long-term time horizon for fulfilling the obligations of the pension plans. Selection of the targeted asset allocation for plan assets was based upon a review of the expected return and risk characteristics of each asset class, as well as the correlation of returns among asset classes.

Investment guidelines are established with each investment manager. These guidelines provide the parameters within which the investment managers agree to operate, including criteria that determine eligible and ineligible securities, diversification requirements, and credit quality standards, where applicable. In some countries, derivatives may be used to gain market exposure in an efficient and timely manner; however, derivatives may not be used to leverage the portfolio beyond the market value of underlying investments.

External consultants monitor the most appropriate investment strategy and asset mix for the Company’s plan assets. To develop the Company’s expected long-term rate of return assumption on plan assets, generally, the Company uses long-term historical return information for the targeted asset mix identified in asset and liability studies. Adjustments are made to the expected long-term rate of return assumption when deemed necessary based upon revised expectations of future investment performance of the overall investment markets. The expected long-term rate of return assumption used in computing 2004 net periodic pension cost for the pension plans was 7.4%.

Contributions and Expected Future Benefit Payments

The Company expects to contribute $92 million to the pension plans and $5 million to the postretirement benefit plan during 2005.

The following benefit payments, which reflect expected future service, are expected to be paid:

	Pension Benefits	Postretirement Benefits

	(In thousands)

2005	$50,289	$4,943
2006	54,950	5,581
2007	57,718	6,222
2008	60,779	6,803
2009	64,388	7,492
2010 - 2014	436,205	46,562

Notes to Consolidated Financial Statements

Archer Daniels Midland Company

Note 13-Segment and Geographic Information

The Company is principally engaged in procuring, transporting, storing, processing, and merchandising agricultural commodities and products. The Company has changed its reportable segments to reflect how the Company now manages its businesses and to reflect the activities of the Company as viewed by the Company’s chief operating decision maker. The Company’s operations are classified into three reportable business segments: Oilseeds Processing, Corn Processing, and Agricultural Services. Each of these segments is organized based upon the nature of products and services offered. The Company’s remaining operations are aggregated and classified as Other. The Company’s Corn Processing segment now includes all of the Company’s fermentation activities, including operations such as Specialty Feed Ingredients, that were previously classified in Other. Prior period segment information has been reclassified to conform to the new presentation.

The Oilseeds Processing segment includes activities related to processing oilseeds such as soybeans, cottonseed, sunflower seeds, canola, peanuts, and flaxseed into vegetable oils and meals principally for the food and feed industries. In addition, oilseeds may be resold into the marketplace as a raw material for other processors. Crude vegetable oil is sold "as is" or is further processed by refining, bleaching, and deodorizing into salad oils. Salad oils can be further processed by hydrogenating and/or interesterifying into margarine, shortening, and other food products. Partially refined oil is sold for use in chemicals, paints, and other industrial products. Oilseed meals are primary ingredients used in the manufacture of commercial livestock and poultry feeds.

The Corn Processing segment includes activities related to the production of sweeteners, starches, and syrups for the food and beverage industry as well as activities related to the production, by fermentation of starch, of bioproducts such as alcohol, amino acids, and other specialty food and feed ingredients.

The Agricultural Services segment utilizes the Company’s extensive grain elevator and transportation network to buy, store, clean, and transport agricultural commodities, such as oilseeds, corn, wheat, milo, oats, and barley, and resells these commodities primarily as feed ingredients and as raw materials for the agricultural processing industry. Agricultural Services’ grain sourcing and transportation network provides reliable and efficient services to the Company’s agricultural processing operations. Also included in Agricultural Services are the activities of A.C. Toepfer International, a global merchandiser of agricultural commodities and processed products.

Other includes the Company’s remaining operations, consisting principally of food and feed ingredient businesses and financial activities. Food and feed ingredient businesses include wheat processing with activities related to the production of wheat flour; cocoa processing with activities related to the production of chocolate and cocoa products; the production of natural health and nutrition products; and the production of other specialty food and feed ingredients. Financial activities include banking, captive insurance, private equity fund investments, and futures commission merchant activities.

Intersegment sales have been recorded at amounts approximating market. Operating profit for each segment is based on net sales less identifiable operating expenses, including an interest charge related to working capital usage. Also included in operating profit are the related equity in earnings (losses) of affiliates based on the equity method of accounting. General corporate expenses, investment income, unallocated interest expense, marketable securities transactions, and FIFO to LIFO inventory adjustments have been excluded from segment operations and classified as Corporate. Gross additions to property, plant, and equipment represent purchases of property, plant, and equipment plus the fair value of property, plant, and equipment acquired from business acquisitions.

Segment Information

	2004	2003	2002

	(In thousands)
Sales to external customers
Oilseeds Processing	$12,049,250	$9,773,379	$8,155,530
Corn Processing	4,005,181	3,058,686	2,405,906
Agricultural Services	15,638,341	13,557,946	8,280,078
Other	4,458,622	4,318,022	3,770,380

Total	$36,151,394	$30,708,033	$22,611,894

Intersegment sales
Oilseeds Processing	$178,056	$123,243	$123,794
Corn Processing	315,173	244,039	95,684
Agricultural Services	2,192,090	1,425,883	1,694,831
Other	108,655	101,822	90,696

Total	$2,793,974	$1,894,987	$2,005,005

Oilseeds Processing	$12,227,306	$9,896,622	$8,279,324
Corn Processing	4,320,354	3,302,725	2,501,590
Agricultural Services	17,830,431	14,983,829	9,974,909
Other	4,567,277	4,419,844	3,861,076
Intersegment elimination	(2,793,974)	(1,894,987)	(2,005,005)

Total	$36,151,394	$30,708,033	$22,611,894

Interest expense
Oilseeds Processing	$36,942	$35,433	$44,360
Corn Processing	9,931	14,124	14,736
Agricultural Services	43,424	50,024	35,944
Other	56,387	62,760	66,223
Corporate	195,307	197,630	194,693

Total	$341,991	$359,971	$355,956

Depreciation
Oilseeds Processing	$168,836	$154,514	$152,548
Corn Processing	268,968	246,851	192,214
Agricultural Services	79,987	77,636	71,921
Other	144,625	142,513	130,334
Corporate	23,197	22,101	19,559

Total	$685,613	$643,615	$566,576

Equity in earnings (losses) of affiliates
Oilseeds Processing	$30,475	$51,411	$17,974
Corn Processing	33,286	39,825	31,602
Agricultural Services	12,359	953	29,036
Other	88,919	(35,147)	(37,838)
Corporate	15,677	8,949	20,758

Total	$180,716	$65,991	$61,532

Operating profit
Oilseeds Processing	$290,732	$337,089	$387,960
Corn Processing	660,947	358,700	191,576
Agricultural Services	249,863	92,124	169,593
Other	359,469	221,999	290,691

Total operating profit	1,561,011	1,009,912	1,039,820
Corporate	(843,000)	(378,939)	(320,883)

Earnings before income taxes	$718,011	$630,973	$718,937

Investments in and advances to affiliates
Oilseeds Processing	$321,333	$300,241
Corn Processing	147,950	142,044
Agricultural Services	180,952	157,085
Other	881,108	893,535
Corporate	301,276	270,548

Total	$1,832,619	$1,763,453

Identifiable assets
Oilseeds Processing	$5,412,654	$4,071,567
Corn Processing	2,829,153	2,819,416
Agricultural Services	2,907,637	2,395,384
Other	6,273,607	5,972,007
Corporate	1,945,770	1,924,505

Total	$19,368,821	$17,182,879

Gross additions to property, plant, and equipment
Oilseeds Processing	$207,344	$245,040
Corn Processing	214,805	711,326
Agricultural Services	93,834	50,044
Other	86,243	136,527
Corporate	18,407	102,973

Total	$620,633	$1,245,910

Geographic Information: The following geographic area data include net sales and other operating income attributed to the countries based on the location of the subsidiary making the sale and long-lived assets based on physical location. Long-lived assets represent the sum of the net book value of property, plant, and equipment plus goodwill related to acquired businesses.

	2004	2003	2002

	(In millions)
Net sales and other operating income
United States	$19,106	$16,140	$14,695
Germany	6,108	4,519	2,481
Other foreign	10,937	10,049	5,436

	$36,151	$30,708	$22,612

Long-lived assets
United States	$4,033	$4,302
Foreign	1,459	1,411

	$5,492	$5,713

Notes to Consolidated Financial Statements

Archer Daniels Midland Company

Note 14-Guarantees

The Company has entered into debt guarantee agreements, primarily related to equity-method investees, which could obligate the Company to make future payments if the primary entity fails to perform its contractual obligation. The Company has not recorded a liability for these contingent obligations, as the Company believes the likelihood of any payments being made is remote. Should the Company be required to make any payments pursuant to these guarantees, the Company has, for a majority of these agreements, a security interest in the underlying assets of the primary entity. These debt guarantees totaled $398 million at June 30, 2004. Outstanding borrowings under these guarantees were $311 million at June 30, 2004.

Notes to Consolidated Financial Statements

Archer Daniels Midland Company

Note 15-Antitrust Investigation and Related Litigation

The Company, along with other domestic and foreign companies, was named as a defendant in a number of putative class action antitrust suits and other proceedings involving the sale of lysine, citric acid, sodium gluconate, monosodium glutamate, and high-fructose corn syrup. These actions and proceedings generally involve claims for unspecified compensatory damages, fines, costs, expenses, and unspecified relief. The Company intends to vigorously defend these actions and proceedings unless they can be settled on terms deemed acceptable by the parties. These matters have resulted and could result in the Company being subject to monetary damages, other sanctions, and expenses.

In June 2004, the Company entered into a settlement agreement related to a class action antitrust suit involving the sale of high-fructose corn syrup pursuant to which the Company will pay $400 million, which amount is included as a component of accrued expenses in the consolidated balance sheet. The Company has not made provisions to cover the potential fines, litigation settlements, and costs related to the other suits and proceedings. In addition, the Company believes that any adverse outcome from these remaining suits and proceedings will not have a material adverse effect on the Company’s financial condition or results of operations.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Archer Daniels Midland Company
Decatur, Illinois

We have audited the accompanying consolidated balance sheets of Archer Daniels Midland Company and subsidiaries as of June 30, 2004 and 2003, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the three years in the period ended June 30, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Archer Daniels Midland Company and subsidiaries at June 30, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 2004, in conformity with United States generally accepted accounting principles.

/s/ Ernst & Young LLP

St. Louis, Missouri
August 4, 2004

Quarterly Financial Data (Unaudited)

Archer Daniels Midland Company

	Quarter

	First	Second	Third	Fourth	Total

	(In thousands, except per share amounts)
Fiscal 2004
Net Sales	$7,967,902	$9,188,504	$9,309,019	$9,685,969	$36,151,394
Gross Profit	453,754	604,294	587,019	503,257	2,148,324
Net Earnings (Loss)	150,181	220,821	226,769	(103,061)	494,710
Per Common Share	.23	.34	.35	(.16)	.76

Fiscal 2003
Net Sales	$6,943,895	$7,807,382	$7,908,530	$8,048,226	$30,708,033
Gross Profit	419,983	490,887	414,348	401,920	1,727,138
Net Earnings (Loss)	108,075	131,245	116,805	95,020	451,145
Per Common Share	.17	.20	.18	.15	.70

Net earnings (loss) for the three months and year ended June 30, 2004 include a $400 million charge ($252 million after tax, or $.39 per share) to selling, general, and administrative expense related to the settlement of fructose litigation. Net earnings (loss) for the three months and year ended June 30, 2004 include charges to cost of products sold of $10 million ($6 million after tax, equal to $.01 per share) and $51 million ($32 million after tax, equal to $.05 per share), respectively, related to the abandonment and write-down of certain long-lived assets. For the year ended June 30, 2004, net earnings include a gain of $21 million ($13 million after tax, equal to $.02 per share) from an insurance-related lawsuit pertaining to the flood of 1993. Net earnings for the three months and year ended June 30, 2003 include a charge to cost of products sold of $13 million ($8 million after tax, equal to $.01 per share) related to the abandonment and write-down of certain long-lived assets. For the year ended June 30, 2003, net earnings include a gain of $28 million ($17 million after tax, equal to $.03 per share) related to a partial settlement of the Company’s claims related to vitamin antitrust litigation.

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

			Cash
	Market Price		Dividends
	High	Low	Per Share

Fiscal 2004--Quarter Ended
June 30	$17.95	$15.82	$0.075
March 31	17.83	14.90	0.075
December 31	15.24	13.11	0.06
September 30	14.14	11.95	0.06

Fiscal 2003--Quarter Ended
June 30	$13.17	$10.68	$0.06
March 31	12.94	10.50	0.06
December 31	14.45	11.95	0.06
September 30	12.89	10.00	0.06

The number of registered shareholders of the Company's common stock at June 30, 2004 was 24,394. The Company expects to continue its policy of paying regular cash dividends, although there is no assurance as to future dividends because they are dependent on future earnings, capital requirements, and financial condition.

TEN YEAR SUMMARY

Archer Daniels Midland Company

Operating, Financial, and Other Data (Dollars in thousands, except per share data)

	2004	2003	2002	2001
Operating
Net sales and other operating income	$36,151,394	$30,708,033	$22,611,894	$19,483,211
Depreciation	685,613	643,615	566,576	572,390
Net earnings	494,710	451,145	511,093	383,284
Per common share	0.76	0.70	0.78	0.58
Cash dividends	174,109	155,565	130,000	125,053
Per common share	0.27	0.24	0.20	0.19

Financial
Working capital	$3,588,759	$3,274,385	$2,770,520	$2,283,320
Per common share	5.51	5.08	4.26	3.45
Current ratio	1.5	1.6	1.6	1.6
Inventories	4,591,648	3,550,225	3,255,412	2,631,885
Net property, plant, and equipment	5,254,738	5,468,716	4,890,241	4,920,425
Gross additions to property, plant, and equipment	620,633	1,245,910	596,559	318,168
Total assets	19,368,821	17,182,879	15,379,335	14,339,931
Long-term debt	3,739,875	3,872,287	3,111,294	3,351,067
Shareholders' equity	7,698,216	7,069,197	6,754,821	6,331,683
Per common share	11.83	10.96	10.39	9.56

Other
Weighted average shares outstanding (000s)	647,698	646,086	656,955	664,507
Number of shareholders	24,394	25,539	26,715	27,918
Number of employees	26,317	26,197	24,746	22,834

Share and per share data have been adjusted for a three-for-two stock split in December 1994 and annual 5% stock dividends from September 1996 through September 2001.

2000	1999	1998	1997	1996	1995

$18,612,423	$18,509,903	$19,832,594	$18,104,827	$17,981,264	$15,576,471
604,229	584,965	526,813	446,412	393,605	384,872
300,903	265,964	403,609	377,309	695,912	795,915
0.45	0.39	0.59	0.55	0.99	1.10
120,001	117,089	111,551	106,990	90,860	46,825
0.18	0.17	0.16	0.15	0.13	0.06

$1,829,422	$1,949,323	$1,734,411	$2,035,580	$2,751,132	$2,540,260
2.76	2.89	2.50	3.00	3.95	3.56
1.4	1.5	1.5	1.9	2.7	3.2
2,822,712	2,732,694	2,562,650	2,094,092	1,790,636	1,473,896
5,277,081	5,567,161	5,322,704	4,708,595	4,114,301	3,762,281
475,396	825,676	1,228,553	1,127,360	801,426	657,915
14,471,936	14,029,881	13,833,534	11,354,367	10,449,869	9,756,887
3,277,218	3,191,883	2,847,130	2,344,949	2,002,979	2,070,095
6,110,243	6,240,640	6,504,912	6,050,129	6,144,812	5,854,165
9.20	9.24	9.38	8.92	8.82	8.20

669,279	685,328	686,047	690,352	702,012	724,610
29,911	31,764	32,539	33,834	35,431	34,385
22,753	23,603	23,132	17,160	14,811	14,833