Form 10-K, Exhibit 13
period 2005-06-30
ARCHER DANIELS MIDLAND CO
filed 2005-09-09
CIK 7084

MANAGEMENT’S DISCUSSION OF
OPERATIONS AND FINANCIAL CONDITION - JUNE 30, 2005

COMPANY OVERVIEW

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

The Oilseeds Processing segment includes activities related to processing oilseeds such as soybeans, cottonseed, sunflower seeds, canola, peanuts, and flaxseed into vegetable oils and meals principally for the food and feed industries. In addition, oilseeds may be resold into the marketplace as a raw material for other processors. Crude vegetable oil is sold "as is" or is further processed by refining, bleaching, and deodorizing into salad oils. Salad oils can be further processed by hydrogenating and/or interesterifying into margarine, shortening, and other food products. Partially refined oil is sold for use in chemicals, paints, and other industrial products. Refined oil can be further processed for use in the production of biodiesel. Oilseed meals are primary ingredients used in the manufacture of commercial livestock and poultry feeds.

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

Operating Performance Indicators and Risk Factors

The Company is exposed to certain risks inherent to an agricultural-based commodity business. These risks are further described in the “Critical Accounting Policies” and “Market Risk Sensitive Instruments and Positions” sections of “Management’s Discussion of Operations and Financial Condition.”

The Company’s Oilseeds Processing, Agricultural Services, and Wheat Processing operations are principally agricultural commodity-based businesses where changes in segment selling prices move in relationship to changes in prices of the commodity-based agricultural raw materials. Therefore, agricultural commodity price changes have relatively equal impacts on both net sales and cost of products sold and minimal impact on the gross profit of underlying transactions. As a result, changes in net sales amounts of these business segments do not necessarily correspond to the changes in gross profit realized by these businesses.

The Company’s Corn Processing operations and certain other food and feed processing operations also utilize agricultural commodities (or products derived from agricultural commodities) as raw materials. In these operations, agricultural commodity price changes can result in significant fluctuations in cost of products sold and such price changes cannot necessarily be passed directly through to the selling price of the finished products. For products such as ethanol, selling prices bear no direct relationship to the raw material cost of the agricultural commodity from which it is produced.

The Company conducts its business in many foreign countries. For many of the Company’s subsidiaries located outside the United States, the local currency is the functional currency. Revenues and expenses denominated in foreign currencies are translated into U.S. dollars at the weighted average exchange rates for the applicable periods. Fluctuations in the exchange rates of foreign currencies, primarily the euro and British pound, as compared to the U.S. dollar will result in corresponding fluctuations in the relative U.S. dollar value of the Company’s revenues and expenses. The impact of these currency exchange rate changes, where significant, is discussed below.

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

2005 COMPARED TO 2004

As an agricultural-based commodity business, the Company is subject to a variety of market factors which affect the Company’s operating results. During 2005, oilseed crushing margins in Europe improved due to increased biodiesel and vegetable oil demand and lower rapeseed costs due to the large European crop. Oilseed crushing margins in North America were adversely affected by a limited near-term soybean supply resulting from strong demand from China. Oilseed crushing margins in South America continue to be weak as a result of industry overcapacity.

Ethanol experienced good demand and increased selling prices due to higher gasoline prices. Increased lysine production capacity in China created excess supplies of lysine which reduced selling prices and related margins. The record United States corn and soybean crops resulted in increased demand for rail and barge transportation and provided favorable operating conditions for domestic grain origination and trading activities. The improved crop conditions in North America and Europe have balanced the supply and demand levels for agricultural commodities, reducing global grain merchandising opportunities.

Net earnings for fiscal 2005 increased principally due to the absence of last year’s fructose litigation settlement expense of $400 million, $114 million of income in the current year as compared to a $119 million charge in the prior year from the effect of commodity price changes on LIFO inventory valuations, a $45 million gain representing the Company’s equity share of the gain reported by the Company’s unconsolidated affiliate, Compagnie Industrielle et Financiere des Produits Amylaces SA (“CIP”), upon the sale of its interest in Tate & Lyle PLC (the “CIP Gain”), and $114 million of realized securities gains from the sale of the Company’s interest in Tate & Lyle PLC shares. Improved operating results of Oilseeds Processing, Agricultural Services, and Other - Financial also contributed to the improvement in net earnings. These increases were partially offset by decreased Corn Processing operating results. Corn Processing operating results declined as a result of higher net corn costs, higher energy costs, and lower lysine average selling prices. Net earnings include a $42 million and $51 million charge for abandonment and write-down of long-lived assets in 2005 and 2004, respectively, which principally represents the write-down of abandoned idle assets to their estimated salvage values. Last year’s results include a $21 million gain from an insurance-related lawsuit pertaining to the flood of 1993.

Analysis of Statements of Earnings

Net sales and other operating income decreased slightly to $35.9 billion principally due to lower average selling prices of agricultural commodities. This decrease was partially offset by currency exchange rate increases of $962 million, increased sales volumes of agricultural commodities, and increased average selling prices of ethanol and corn sweeteners.

Net sales and other operating income by segment are as follows:

	2005	2004	Change
	(In thousands)
Oilseeds Processing	$11,803,309	$12,049,250	$(245,941)
Corn Processing
Sweeteners and Starches	1,905,218	1,736,526	168,692
Bioproducts	2,458,706	2,268,655	190,051
Total Corn Processing	4,363,924	4,005,181	358,743

Agricultural Services	15,198,831	15,638,341	(439,510)
Other
Food and Feed Ingredients	4,505,788	4,386,246	119,542
Financial	71,958	72,376	(418)
Total Other	4,577,746	4,458,622	119,124

Total	$35,943,810	$36,151,394	$(207,584)

Oilseeds Processing sales decreased 2% to $11.8 billion primarily due to decreased sales volumes and lower average selling prices of oilseed exports, and lower average selling prices of protein meal. These decreases were partially offset by increased sales volumes and higher average selling prices of vegetable oil. Corn Processing sales increased 9% to $4.4 billion primarily due to increased Bioproducts sales and, to a lesser extent, increased sales of Sweeteners and Starches. Bioproducts sales increased primarily due to increased average selling prices of ethanol, which was partially offset by lower ethanol sales volumes and lower average selling prices of lysine. The increase in ethanol selling prices was primarily due to higher gasoline prices. Ethanol sales volumes declined as last year’s volume increases to meet new market introductions in the northeastern United States were not repeated in the current year. Sweeteners and Starches sales increased primarily due to higher average selling prices and, to a lesser extent, increased sales volumes. Agricultural Services sales decreased 3% to $15.2 billion principally due to lower average commodity prices in North America, decreased sales volumes of global grain merchandising activities, and decreased sales volumes of North American wheat and corn. These decreases were partially offset by increased sales volumes of North American soybeans. Other sales increased 3% to $4.6 billion primarily due to increased average selling prices of wheat flour products.

Cost of products sold decreased 1% to $33.5 billion primarily due to lower average prices of agricultural commodities, partially offset by currency exchange rate increases of $916 million and higher sales volumes of agricultural commodities. Manufacturing costs increased $383 million from prior year levels primarily due to increased energy and personnel-related costs. Manufacturing costs for 2005 and 2004 include a $42 million and $51 million charge, respectively, for abandonment and write-down of long-lived assets.

Selling, general, and administrative expenses decreased $321 million to $1.1 billion principally due to the absence of last year’s fructose litigation settlement expense of $400 million. Excluding the effect of the fructose litigation expense, selling, general, and administrative expenses increased $79 million principally due to increased employee-related costs, including pensions, and auditing fees. These increases were partially offset by reduced legal expenses and provisions for doubtful accounts.

Other expense (income) improved $194 million to income of $166 million due primarily to $114 million of realized securities gains from the sale of the Company’s interest in Tate & Lyle PLC shares and a $48 million increase in equity in earnings of unconsolidated affiliates. The increase in equity in earnings of unconsolidated affiliates is primarily due to the CIP Gain. Interest expense decreased $15 million due principally to lower average borrowing levels. Investment income increased $19 million primarily due to increased average investment levels.

Operating profit by segment is as follows:

	2005	2004	Change
	(In thousands)
Oilseeds Processing	$344,654	$290,732	$53,922
Corn Processing
Sweeteners and Starches	271,487	318,369	(46,882)
Bioproducts	258,746	342,578	(83,832)
Total Corn Processing	530,233	660,947	(130,714)
Agricultural Services	261,659	249,863	11,796
Other
Food and Feed Ingredients	263,617	260,858	2,759
Financial	150,777	98,611	52,166
Total Other	414,394	359,469	54,925
Total Segment Operating Profit	1,550,940	1,561,011	(10,071)
Corporate	(34,565)	(843,000)	808,435
Earnings Before Income Taxes	$1,516,375	$718,011	$798,364

Oilseeds Processing operating profits increased 19% to $345 million due primarily to improved operating results in Europe resulting from improved crop conditions and good biodiesel demand, and improved South American oilseed origination results. These increases were partially offset by lower operating results of the Company’s North American oilseed crushing operations. Oilseed crush margins in North America decreased due to a near-term tight soybean supply in the United States which resulted in higher soybean price levels. Industry overcapacity in South America continues to have an adverse effect on oilseed crushing margins. Operating profits include a charge of $13 million and $4 million for abandonment and write-down of long-lived assets in 2005 and 2004, respectively.

Corn Processing operating profits decreased 20% to $530 million as higher net corn costs, higher energy costs, and lower lysine average selling prices negatively impacted operating results. Sweeteners and Starches operating profits decreased $47 million principally due to higher net corn and energy costs. Last year’s Sweeteners and Starches operating profits include a $15 million gain from an insurance-related lawsuit pertaining to the flood of 1993. Bioproducts operating profits decreased $84 million principally due to lower lysine average selling prices. Lysine average selling prices are lower due to increased supply from China. This decrease was partially offset by improved ethanol operating results due to higher ethanol selling prices. Ethanol selling prices remained strong and more than offset the effect of lower ethanol sales volumes and higher net corn and energy costs. Bioproducts operating profits include a charge of $16 million and $14 million for abandonment and write-down of long-lived assets in 2005 and 2004, respectively.

Agricultural Services operating profits increased 5% to $262 million principally due to improved North American origination and transportation operating results. The record United States corn and soybean crops provided the Company with the opportunity for solid storage, transportation, origination, and marketing profits. These increases were partially offset by lower global grain merchandising results. Global grain merchandising results decreased principally due to improved crop conditions in Europe and North America, which resulted in lower European demand for imported agricultural commodities and related products. Last year’s operating profits include a $5 million charge for abandonment and write-down of long-lived assets.

Other operating profits increased 15% to $414 million. Other - Food and Feed Ingredient operating profits were comparable to the prior year, while Other - Financial operating profits increased $52 million primarily due to improved results of the Company’s captive insurance operations and improved valuations of the Company’s private equity fund investments. Last year’s captive insurance results included a loss incurred from a fire at a Company-owned cocoa finished products warehouse. Other - Food and Feed Ingredient operating profits include charges of $13 million in both 2005 and 2004 for abandonment and write-down of long-lived assets.

Corporate improved $808 million to $35 million primarily due to the absence of last year’s fructose litigation settlement expense of $400 million, the CIP Gain, $114 million of income in the current year as compared to a $119 million charge in the prior year from the effect of commodity price changes on LIFO inventory valuations, $114 million of realized securities gains from the sale of Tate & Lyle PLC shares, and last year’s $14 million charge for abandonment and write-down of long-lived assets.

Income taxes increased due principally to higher pretax earnings. This increase was partially offset by the effect of the CIP Gain. No tax has been provided on the CIP Gain as CIP, a corporate joint venture of the Company, intends to permanently reinvest the proceeds from the sale. The Company’s effective tax rate, excluding the effect of the CIP Gain, was 32.1% compared to 31.1% for the prior year. The increase in the Company’s effective tax rate is principally due to changes in the jurisdictional mix of pretax earnings and the result of tax benefits derived from the majority of the Company’s tax planning initiatives being fixed in nature.

2004 COMPARED TO 2003

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

Ethanol continued to experience strong demand due to additional states using ethanol as a replacement for recently-banned MTBE as a gasoline additive. Record crude oil prices also contributed to good demand for ethanol and helped support ethanol price levels. High oilseed price levels resulted in livestock producers feeding animals increased amounts of corn gluten meal and distillers dried grains in lieu of higher-priced protein meal. The use of corn-based feeds, supplemented with lysine to balance the amino acid profile, resulted in increases in demand and average selling prices of lysine. Additionally, the improvement in global equity markets during 2004 favorably impacted holders of investments in marketable equity securities and private equity funds.

In June 2004, the Company entered into a settlement agreement related to a class action lawsuit involving the sale of high-fructose corn syrup pursuant to which the Company paid $400 million.

Net earnings for fiscal 2004 increased principally due to improved Corn Processing and Agricultural Services operating results and improved results of the Company’s food and feed ingredient operations. Net earnings also increased due to a $115 million increase in equity in earnings of unconsolidated affiliates primarily due to improved valuations of the Company’s private equity fund investments. Net earnings also included a $21 million gain from an insurance-related lawsuit pertaining to the flood of 1993. These increases were partially offset by the fructose litigation settlement expense of $400 million and a $51 million charge for abandonment and write-down of long-lived assets. 2003 results included a $28 million gain from partial settlement of the Company’s claims related to vitamin antitrust litigation and a $13 million charge for abandonment and write-down of long-lived assets.

The $51 million and $13 million charge in 2004 and 2003, respectively, for abandonment and write-down of long-lived assets primarily represented the write-down of abandoned idle assets to their estimated salvage values.

The comparability of the Company’s operating results is affected by the following acquisitions completed during fiscal 2003:

On September 6, 2002, the Company acquired all of the outstanding Class A units of Minnesota Corn Processors, LLC (MCP), an operator of corn wet-milling plants in Minnesota and Nebraska for cash of $382 million and assumed $233 million of MCP long-term debt. Prior to September 6, 2002, the Company owned non-voting Class B units, which represented the remaining 30% of the outstanding equity of MCP. The operating results of MCP included in the Company’s Corn Processing segment were accounted for on the equity method of accounting until acquisition date and on a consolidated basis thereafter.

The Company acquired six flour mills located in the United Kingdom from Associated British Foods plc (ABF) on February 24, 2003. The Company paid cash of approximately $96 million for the assets and inventories of the ABF mills. The operating results of the ABF mills since the acquisition date are included in the Company’s Other segment.

Prior to April 7, 2003, the Company owned 28% of the outstanding shares of Pura plc (Pura), a United Kingdom-based company that processes and markets edible oil. On April 7, 2003, the Company acquired the remaining outstanding shares of Pura for cash of approximately $58 million. The operating results of Pura included in the Company’s Oilseeds Processing segment were accounted for on the equity method of accounting until acquisition date and on a consolidated basis thereafter.

Analysis of Statements of Earnings

Net sales and other operating income increased 18% in fiscal 2004 to $36.2 billion principally due to higher average selling prices of merchandised agricultural commodities and commodity-based oilseeds finished products and, to a lesser extent, increased sales volumes of ethanol and $761 million of net sales related to recently-acquired businesses. In addition, net sales and other operating income increased $1.5 billion, or 5%, due to currency exchange rate fluctuations. These increases were partially offset by reduced sales volumes of soybeans and commodity-based oilseeds finished products due primarily to the short soybean supply in North America.

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

Oilseeds Processing sales increased 23% to $12.0 billion primarily due to higher average selling prices of soybeans, vegetable oil, protein meal and, to a lesser extent, the acquired Pura operations. These increases were partially offset by lower sales volumes of protein meal. The fluctuations in average selling prices and sales volumes were primarily due to rising oilseed commodity price levels due to a short oilseed supply in the United States, the impact of last summer’s drought in Europe, and increased demand in China for oilseeds. Corn Processing sales increased 31% to $4.0 billion principally due to increased Bioproducts sales and, to a lesser extent, increased sales of Sweeteners and Starches products and the acquired MCP operations. The increase in Bioproducts sales was principally due to increased selling volumes of ethanol and, to a lesser extent, increased selling prices of lysine. The ethanol sales volume increase was principally due to increased demand from gasoline refiners in the northeastern United States as a result of various states reformulating gasoline blends by using ethanol to replace recently-banned MTBE. Agricultural Services sales increased 15% to $15.6 billion primarily due to higher average commodity prices, partially offset by lower oilseed sales volumes resulting from the short supplies. Other sales increased 3% to $4.5 billion principally due to the sales attributable to the acquired ABF mills.

Cost of products sold increased $5.0 billion to $34.0 billion primarily due to higher average prices of agricultural commodities. These increases were partially offset by reduced selling volumes of soybeans due primarily to the short soybean supply in North America. Manufacturing costs increased $424 million from 2003 levels primarily due to $50 million of costs related to recently-acquired businesses, $165 million of increased energy-related costs, $44 million of increased personnel-related costs, and a $51 million charge for abandonment and write-down of long-lived assets. In addition, cost of products sold increased $1.4 billion due to currency exchange rate fluctuations. 2003 cost of products sold included a $13 million charge for abandonment and write-down of long-lived assets and a $28 million credit from partial settlement of the Company’s claims related to vitamin antitrust litigation.

Selling, general, and administrative expenses increased $454 million to $1.4 billion principally due to the fructose litigation settlement expense of $400 million. Other increases included $22 million of costs related to acquired businesses and $26 million due to currency exchange rate fluctuations. In addition, 2003 included $11 million of costs related to an EPA settlement. Excluding the effects of these changes, the remaining increase was primarily due to increased employee-related costs, including pension costs.

Other expense decreased $120 million to $28 million due primarily to $24 million of gains realized on marketable securities transactions and a $115 million increase in equity in earnings of unconsolidated affiliates, partially offset by a gain in 2003 on the sale of redundant assets. The increase in equity in earnings of unconsolidated affiliates was primarily due to an improvement in valuations of the Company’s private equity fund investments. Interest expense decreased principally due to lower average interest rates. Investment income decreased principally due to lower average investment levels.

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

Oilseeds Processing operating profit decreased 14% to $291 million due primarily to lower oilseed crush margins in Europe and South America, partially offset by improved oilseed crush margins in North America. In addition, Chinese contract defaults in the fourth quarter of 2004 had a significant impact on global oilseed markets and negatively impacted Oilseeds Processing profits. European crush margins were weaker, as imported oilseed products from South America resulted in lower capacity utilization in Europe. In South America, capacity utilization was reduced to better balance supply and demand. The improved crush margins in North America were primarily due to continued strong demand for vegetable oils and protein meals. Operating profits include a charge of $4 million and $7 million for abandonment and write-down of long-lived assets in 2004 and 2003, respectively.

Corn Processing operating profits increased $302 million to $661 million due primarily to increased Bioproducts sales volumes and average selling prices and, to a lesser extent, higher average selling prices of Sweeteners and Starches. The increase in Bioproducts sales volumes was primarily due to the aforementioned increased ethanol demand from gasoline refiners in the northeastern United States. The increase in Bioproducts average selling prices was principally due to increased demand for lysine from poultry and swine producers. Lysine is used in swine and poultry diets to replace protein meal and balance the amino acid profile. The demand for lysine is also driven by the relationship between the price of protein meal and the price of corn. Operating profits for 2004 included a $15 million gain from an insurance-related lawsuit pertaining to the flood of 1993 and a $15 million charge for abandonment and write-down of long-lived assets.

Agricultural Services operating profits increased $158 million to $250 million due principally to improved global grain merchandising results and, to a lesser extent, improved domestic grain origination operating results. The record United States corn crop and large wheat crop provided the Company with the opportunity for solid storage, transportation, origination, and marketing profits. In addition, regional production imbalances, caused principally by the drought in Europe, allowed the Company to more fully utilize its grain infrastructure and merchandising capabilities. Strong worldwide demand for grains and feedstuffs also favorably impacted operating profits. Operating profits for 2004 included a $5 million charge for abandonment and write-down of long-lived assets and a $2 million gain from an insurance-related lawsuit pertaining to the flood of 1993.

Other operating profits increased $137 million to $359 million. Other - Financial increased $89 million principally due to improved valuations of the Company’s private equity fund investments. Other - Food and Feed Ingredient operating profits increased $48 million principally due to improved wheat and cocoa processing operations. Wheat Processing results improved due principally to a higher-quality wheat crop which improved flour milling yields. The 2003 wheat crop was of lower milling quality due to the drought conditions in the midwestern United States. Cocoa operations improved due to continued strong demand from the chocolate and baking industries for cocoa butter and cocoa powder. Other - Food and Feed Ingredient operating profits included a $13 million and $6 million charge for abandonment and write-down of long-lived assets in 2004 and 2003, respectively. Food and Feed Ingredient results for fiscal 2003 included a $28 million gain from the partial settlement of the Company’s claims related to vitamin antitrust litigation.

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

Income taxes increased due to increased pretax earnings and, to a lesser extent, an increase in the Company’s effective tax rate. The Company’s effective tax rate was 31.1% in 2004 as compared to 28.5% in 2003. The increase in the effective rate was principally due to changes in the mix of pretax earnings among tax jurisdictions and increased state income taxes.

LIQUIDITY AND CAPITAL RESOURCES

At June 30, 2005, the Company continued to show substantial liquidity with working capital of $4.3 billion and a current ratio, defined as current assets divided by current liabilities, of 1.8 to 1. Included in working capital is $567 million of cash, cash equivalents, and short-term marketable securities as well as $2.6 billion of readily marketable commodity inventories. Cash generated from operating activities totaled $2.1 billion for the year compared to $33 million last year. This increase was primarily due to increased net earnings and a decrease in working capital requirements due principally to the impact of decreased prices of commodity-based agricultural raw materials. Cash used in investing activities decreased $273 million for the year to $302 million due primarily to proceeds received from the sale of Tate & Lyle PLC shares. Cash used in financing activities was $1.8 billion. Purchases of the Company’s common stock increased $135 million to $139 million. Payments under line of credit agreements were $1.4 billion in 2005 compared to borrowings of $484 million in 2004 due to increased net earnings and decreased working capital requirements resulting from decreased commodity prices.

Capital resources were strengthened as shown by the increase in the Company’s net worth to $8.4 billion. The Company’s ratio of long-term debt to total capital (the sum of the Company’s long-term debt and shareholders’ equity) decreased to 30% at June 30, 2005 from 33% at June 30, 2004. This ratio is a measure of the Company’s long-term liquidity and is an indicator of financial flexibility. Commercial paper and commercial bank lines of credit are available to meet seasonal cash requirements. At June 30, 2005, the Company had $426 million outstanding, and an additional $3.1 billion available, under its commercial paper and bank lines of credit programs. Standard & Poor’s and Moody’s rate the Company’s commercial paper as A-1 and P-1, respectively, and rate the Company’s long-term debt as A+ and A2, respectively. In addition to the cash flow generated from operations, the Company has access to equity and debt capital through numerous alternatives from public and private sources in domestic and international markets.

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

			Payments Due by Period

Contractual	Note		Less than	2 - 3	4 - 5	Over
Obligations	Reference	Total	1 Year	Years	Years	5 Years
		(In thousands)
Purchases
Inventories		$7,427,006	$7,250,859	$176,147	$-	$-
Energy		599,755	307,720	271,798	15,951	4,286
Other		755,835	160,838	195,506	153,961	245,530
Total purchases		8,782,596	7,719,417	643,451	169,912	249,816

Short-term debt		425,808	425,808	-	-	-
Long-term debt	Note 6	3,700,965	209,747	114,071	75,248	3,301,899
Capital leases	Note 6	52,113	13,191	28,236	4,123	6,563
Estimated interest payments		5,433,281	274,147	510,854	493,867	4,154,413
Operating leases	Note 11	320,663	64,976	89,704	53,261	112,722
Total		$18,715,426	$8,707,286	$1,386,316	$796,411	$7,825,413

At June 30, 2005, the Company estimates it will cost approximately $1.1 billion to complete approved capital projects and acquisitions. The Company is a limited partner in various private equity funds which invest primarily in emerging markets that have agri-processing potential. At June 30, 2005, the Company’s carrying value of these limited partnership investments was $258 million. The Company has future capital commitments related to these partnerships of $166 million and expects the majority of these additional capital commitments, if called for, to be funded by cash flows generated by the partnerships.

In addition, the Company has entered into debt guarantee agreements, primarily related to equity-method investees, which could obligate the Company to make future payments under contingent commitments. The Company’s liability under these agreements arises only if the primary entity fails to perform its contractual obligation. If the Company is called upon to make payments pursuant to these guarantees, the Company has, for a majority of these agreements, a security interest in the underlying assets of the primary entity. At June 30, 2005, these debt guarantees totaled approximately $422 million. Outstanding borrowings under these guarantees were $309 million at June 30, 2005.

Critical Accounting Policies

The process of preparing financial statements requires management to make estimates and judgments that affect the carrying values of the Company’s assets and liabilities as well as the recognition of revenues and expenses. These estimates and judgments are based on the Company’s historical experience and management’s knowledge and understanding of current facts and circumstances. Certain of the Company’s accounting policies are considered critical, as these policies are important to the depiction of the Company’s financial statements and require significant or complex judgment by management. Management has discussed with the Company’s Audit Committee the development, selection, disclosure, and application of these critical accounting policies. Following are the accounting policies management considers critical to the Company’s financial statements.

Inventories and Derivatives

Certain of the Company’s merchandisable agricultural commodity inventories, forward fixed-price purchase and sale contracts, and exchange-traded futures and options contracts are valued at estimated market values. These merchandisable agricultural commodities are freely-traded, have quoted market prices, and may be sold without significant additional processing. Management estimates market value based on exchange-quoted prices, adjusted for differences in local markets. Changes in the market values of these inventories and contracts are recognized in the statement of earnings as a component of cost of products sold. If management used different methods or factors to estimate market value, amounts reported as inventories and cost of products sold could differ. Additionally, if market conditions change subsequent to year-end, amounts reported in future periods as inventories and cost of products sold could differ.

The Company, from time to time, uses derivative contracts to fix the purchase price of anticipated volumes of commodities to be purchased and processed in a future month and to fix the purchase price of the Company’s anticipated natural gas requirements for certain production facilities. The Company also uses derivative contracts to fix the sales price of anticipated volumes of ethanol. These derivative contracts are designated as cash flow hedges. The change in the market value of such derivative contracts has historically been, and is expected to continue to be, highly-effective at offsetting changes in price movements of the hedged item. Gains and losses arising from open and closed hedging transactions are deferred in other comprehensive income, net of applicable income taxes, and recognized as a component of cost of products sold in the statement of earnings when the hedged item is recognized. If it is determined that the derivative instruments used are no longer effective at offsetting changes in the price of the hedged item, then the changes in the market value of these exchange-traded futures contracts would be recorded in the statement of earnings as a component of cost of products sold.

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

Income Taxes

The Company frequently faces challenges from domestic and foreign tax authorities regarding the amount of taxes due. These challenges include questions regarding the timing and amount of deductions and the allocation of income among various tax jurisdictions. In evaluating the exposure associated with various tax filing positions, the Company records reserves for probable exposures. Deferred tax assets represent items to be used as tax deductions or credits in future tax returns, and the related tax benefit has already been recognized in the Company’s income statement. Realization of certain deferred tax assets reflects the Company’s tax planning strategies. Valuation allowances related to these deferred tax assets have been established to the extent the realization of the tax benefit is not probable. Based on management’s evaluation of the Company’s tax position, it is believed the amounts related to these tax exposures are appropriately accrued. To the extent the Company were to favorably resolve matters for which accruals have been established or be required to pay amounts in excess of the aforementioned reserves, the Company’s effective tax rate in a given financial statement period may be impacted.

Undistributed earnings of the Company’s foreign subsidiaries and affiliated corporate joint ventures accounted for on the equity method are considered to be permanently reinvested, and accordingly, no provision for U.S. income taxes has been provided thereon. If the Company were to receive a distribution from any of these foreign subsidiaries or affiliates, or determine the undistributed earnings of these foreign subsidiaries or affiliates to not be permanently reinvested, the Company could be subject to U.S. tax liabilities which have not been provided for in the consolidated financial statements.

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

Valuation of Marketable Securities and Investments in Affiliates

The Company classifies the majority of its marketable securities as available-for-sale and carries these securities at fair value. Investments in affiliates are carried at cost plus equity in undistributed earnings. For publicly-traded securities, the fair value of the Company’s investments is readily available based on quoted market prices. For non-publicly-traded securities, management’s assessment of fair value is based on valuation methodologies including discounted cash flows and estimates of sales proceeds. In the event of a decline in fair value of an investment below carrying value, management may be required to determine if the decline in fair value is other than temporary. In evaluating the nature of a decline in the fair value of an investment, management considers the market conditions, trends of earnings, discounted cash flows, trading volumes, and other key measures of the investment as well as the Company’s ability and intent to hold the investment. When such a decline in value is deemed to be other than temporary, an impairment loss is recognized in the current period operating results to the extent of the decline. See Notes 2 and 4 to the Company’s consolidated financial statements for information regarding the Company’s marketable securities and investments in affiliates. If management used different estimates and assumptions in its evaluation of these marketable securities, then the Company could recognize different amounts of expense over future periods.

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

MARKET RISK SENSITIVE INSTRUMENTS AND POSITIONS

The market risk inherent in the Company’s market risk sensitive instruments and positions is the potential loss arising from adverse changes in commodities futures prices, marketable equity security prices, market prices of limited partnerships’ investments, foreign currency exchange rates, and interest rates as described below.

Commodities

The availability and price of agricultural commodities are subject to wide fluctuations due to unpredictable factors such as weather, plantings, government (domestic and foreign) farm programs and policies, changes in global demand resulting from population growth and changes in standards of living, and global production of similar and competitive crops. To reduce price risk caused by market fluctuations, the Company generally follows a policy of using exchange-traded futures and options contracts to minimize its net position of merchandisable agricultural commodity inventories and forward cash purchase and sales contracts. The Company will also use exchange-traded futures and options contracts as components of merchandising strategies designed to enhance margins. The results of these strategies can be significantly impacted by factors such as the volatility of the relationship between the value of exchange-traded commodities futures contracts and the cash prices of the underlying commodities, counterparty contracts defaults, and volatility of freight markets. In addition, the Company from time-to-time enters into derivative contracts which are designated as hedges of specific volumes of commodities that will be purchased and processed, or sold, in a future month. The changes in the market value of such futures contracts have historically been, and are expected to continue to be, highly effective at offsetting changes in price movements of the hedged item. Gains and losses arising from open and closed hedging transactions are deferred in other comprehensive income, net of applicable taxes, and recognized as a component of cost of products sold in the statement of earnings when the hedged item is recognized.

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

	2005		2004
	Fair Value	Market Risk	Fair Value	Market Risk
	(In millions)
Highest long position	$226	$23	$754	$75
Highest short position	944	94	506	51
Average position long (short)	(300)	(30)	31	3

The decrease in fair value of the average position for 2005 compared to 2004 was principally a result of a decrease in the daily net commodity position.

Marketable Equity Securities

Marketable equity securities, which are recorded at fair value, have exposure to price risk. The fair value of marketable equity securities is based on quoted market prices. Risk is estimated as the potential loss in fair value resulting from a hypothetical 10% adverse change in quoted market prices. Actual results may differ.

	2005	2004
	(In millions)
Fair value	$664	$773
Market risk	66	77

The decrease in fair value for 2005 compared to 2004 resulted primarily from disposals of securities, partially offset by an increase in fair market value of the securities.

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

	2005	2004
	(In millions)
Fair value of partnerships’ investments	$290	$447
Market risk	29	45

The decrease in fair value for 2005 compared to 2004 resulted primarily from returns of capital, partially offset by an increase in fair market value of the limited partnerships’ investments.

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

The amount the Company considers permanently invested in foreign subsidiaries and affiliates and translated into dollars using the year-end exchange rates is $4.0 billion at June 30, 2005 and $3.6 billion at June 30, 2004. This increase is principally due to an increase in retained earnings of the foreign subsidiaries and affiliates. The potential loss in fair value resulting from a hypothetical 10% adverse change in quoted foreign currency exchange rates is $397 million and $361 million for 2005 and 2004, respectively. Actual results may differ.

Interest

The fair value of the Company’s long-term debt is estimated below using quoted market prices, where available, and discounted future cash flows based on the Company’s current incremental borrowing rates for similar types of borrowing arrangements. Such fair value exceeded the long-term debt carrying value. Market risk is estimated as the potential increase in fair value resulting from a hypothetical .5 % decrease in interest rates. Actual results may differ.

	2005	2004
	(In millions)
Fair value of long-term debt	$4,309	$4,237
Excess of fair value over carrying value	779	497
Market risk	229	203

The increase in fair value for the current year resulted principally from a decrease in quoted interest rates.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is principally engaged in procuring, transporting, storing, processing, and merchandising agricultural commodities and products.

Principles of Consolidation

The consolidated financial statements as of June 30, 2005 and for the three years then ended include the accounts of the Company and its majority-owned subsidiaries. Investments in affiliates are carried at cost plus equity in undistributed earnings since acquisition. All significant intercompany accounts and transactions have been eliminated.

The Company evaluates its less than majority-owned investments for consolidation pursuant to Financial Accounting Standards Board (FASB) Interpretation Number 46, Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51 (FIN 46). A variable interest entity (VIE) is a corporation, partnership, trust, or any other legal structure used for business purposes that does not have equity investors with voting rights or has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 requires a VIE to be consolidated by a company if that company is the primary beneficiary of the VIE. The primary beneficiary of a VIE is an entity that is subject to a majority of the risk of loss from the VIE’s activities or entitled to receive a majority of the entity’s residual returns, or both. The Company adopted the provisions of FIN 46, as revised, on March 31, 2004. As of June 30, 2005, the Company has $258 million of investments in private equity funds included in investments in affiliates which are considered VIEs pursuant to FIN 46. The Company’s residual risk and rewards from these VIEs are proportional to the Company’s ownership interest, and the Company is not the primary beneficiary of any of these VIEs.

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

Receivables

The Company records trade accounts receivable at net realizable value. This value includes an appropriate allowance for estimated uncollectible accounts, $44 million at June 30, 2005, to reflect any loss anticipated on the trade accounts receivable balances. The Company calculates this allowance based on its history of write-offs, level of past-due accounts, and its relationships with, and the economic status of, its customers.

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

Asset Abandonments and Write-Downs

The Company recorded a $42 million, a $51 million, and a $13 million charge in cost of products sold during 2005, 2004, and 2003, respectively, principally related to the abandonment and write-down of certain long-lived assets. The majority of these assets were idle, and the decision to abandon was finalized after consideration of the ability to utilize the assets for their intended purpose, employ the assets in alternative uses, or sell the assets to recover the carrying value. After the write-downs, the carrying value of these assets is immaterial.

Net Sales

The Company follows a policy of recognizing sales revenue at the time of delivery of the product and when all of the following have occurred: a sales agreement is in place, pricing is fixed or determinable, and collection is reasonably assured. Freight costs and handling charges related to sales are recorded as a component of cost of products sold.   Net sales to unconsolidated affiliates during the year ended june 30, 2005 were $2.9 billion.

Per Share Data

Basic earnings per common share is determined by dividing net earnings by the weighted average number of common shares outstanding. In computing diluted earnings per share, the weighted average number of common shares outstanding is increased by common stock options outstanding with exercise prices lower than the average market prices of common shares during each year. During 2005, 2004, and 2003, diluted average shares outstanding included incremental shares related to outstanding common stock options of 1.9 million, 2.1 million, and .8 million, respectively. The number of common stock options outstanding excluded from the diluted earnings per share computation is not material.

New Accounting Standards

In December 2004, the FASB issued Statement of Financial Accounting Standards (SFAS) Number 123 (revised 2004), Share-Based Payment, which is a revision of SFAS Number 123, Accounting for Stock-Based Compensation, and amends SFAS Number 95, Statement of Cash Flows. SFAS Number 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair value. Effective July 1, 2004, the Company adopted the fair value recognition provisions of SFAS Number 123. The adoption of SFAS Number 123(R) on July 1, 2005 will not have a material impact on the Company’s financial statements.

In March 2005, the FASB issued Interpretation Number 47, Accounting for Conditional Asset Retirement Obligations, an Interpretation of FASB Statement No. 143 (FIN 47). FIN 47 clarifies that the term conditional asset retirement obligation as used in SFAS Number 143, Accounting for Asset Retirement Obligations, refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. However, the obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. FIN 47 clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. The Company will be required to adopt FIN 47 on July 1, 2005, and has not yet assessed the impact of the adoption of this standard on the Company’s financial statements.

Stock Compensation

Effective July 1, 2004, the Company adopted the fair value recognition provisions of SFAS Number 123, Accounting for Stock-Based Compensation, for stock-based employee compensation. Prior to July 1, 2004, the Company accounted for stock-based employee compensation under the recognition and measurement provisions of APB Opinion Number 25, Accounting for Stock Issued to Employees, and related interpretations. Under the modified prospective method of adoption selected by the Company under the provisions of SFAS Number 148, Accounting for Stock-Based Compensation - Transition and Disclosure, stock-based employee compensation cost recognized during 2005 is the same as that which would have been recognized had the fair value recognition provisions of SFAS Number 123 been applied to all options granted after July 1, 1995. The effect of adopting SFAS Number 123 was immaterial.

The following table illustrates the effect on net earnings and earnings per share as if the fair value method had been applied to all outstanding and unvested employee stock options and awards in each year.

	2005	2004	2003
	(In thousands, except per share amounts)

Net earnings, as reported	$1,044,385	$494,710	$451,145
Add: stock-based compensation expense reported in net earnings, net of related tax	18,101	4,566	2,706
Deduct: stock-based compensation expense determined under fair value method, net of related tax	18,101	8,748	8,125
Pro forma net earnings	$1,044,385	$490,528	$445,726

Basic earnings per common share:
As reported	$1.60	$.76	$.70
Pro forma	$1.60	$.76	$.69
Diluted earnings per common share:
As reported	$1.59	$.76	$.70
Pro forma	$1.59	$.75	$.69

The fair value of each option grant is estimated as of the date of grant using the Black-Scholes single option pricing model. The assumptions used in the Black-Scholes single option pricing model are as follows.

	2005	2004	2003

Dividend yield	2%	2%	2%
Risk-free interest rate	4%	4%	4%
Stock volatility	27%	28%	30%
Average expected life (years)	9	9	6

Reclassifications

Certain items in prior year financial statements have been reclassified to conform to the current year’s presentation.

CONSOLIDATED STATEMENTS OF EARNINGS
Archer Daniels Midland Company

	Year Ended June 30,
	2005	2004	2003
	(In thousands, except per share amounts)

Net sales and other operating income	$35,943,810	$36,151,394	$30,708,033
Cost of products sold	33,512,471	34,003,070	28,980,895

Gross Profit	2,431,339	2,148,324	1,727,138

Selling, general, and administrative expenses	1,080,811	1,401,833	947,694
Other expense (income) - net	(165,847)	28,480	148,471

Earnings Before Income Taxes	1,516,375	718,011	630,973

Income taxes	471,990	223,301	179,828

Net Earnings	$1,044,385	$494,710	$451,145

Basic earnings per common share	$1.60	$.76	$.70

Diluted earnings per common share	$1.59	$.76	$.70

Average number of shares outstanding - basic	654,242	647,698	646,086

Average number of shares outstanding - diluted	656,123	649,810	646,863

See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
Archer Daniels Midland Company

	June 30
ASSETS	2005	2004
	(In thousands)
Current Assets
Cash and cash equivalents	$522,420	$540,207
Segregated cash and investments	908,001	871,439
Receivables	4,102,263	4,040,759
Inventories	3,906,698	4,591,648
Other assets	271,319	294,943
Total Current Assets	9,710,701	10,338,996

Investments and Other Assets
Investments in and advances to affiliates	1,879,501	1,832,619
Long-term marketable securities	1,049,952	1,161,388
Goodwill	325,167	337,474
Other assets	448,404	443,606
	3,703,024	3,775,087
Property, Plant, and Equipment
Land	209,130	190,136
Buildings	2,660,267	2,568,472
Machinery and equipment	10,962,390	10,658,282
Construction in progress	298,963	263,332
	14,130,750	13,680,222
Allowances for depreciation	(8,946,370)	(8,425,484)

	5,184,380	5,254,738

	$18,598,105	$19,368,821

CONSOLIDATED BALANCE SHEETS
Archer Daniels Midland Company

	June 30
LIABILITIES AND SHAREHOLDERS' EQUITY	2005	2004
	(In thousands)
Current Liabilities
Short-term debt	$425,808	$1,770,512
Accounts payable	3,399,352	3,238,230
Accrued expenses	1,318,766	1,580,700
Current maturities of long-term debt	222,938	160,795
Total Current Liabilities	5,366,864	6,750,237

Long-Term Liabilities
Long-term debt	3,530,140	3,739,875
Deferred income taxes	779,427	653,834
Other	488,202	526,659
	4,797,769	4,920,368
Shareholders' Equity
Common stock	5,385,840	5,431,510
Reinvested earnings	3,011,015	2,183,751
Accumulated other comprehensive income	36,617	82,955
	8,433,472	7,698,216

	$18,598,105	$19,368,821

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Archer Daniels Midland Company

	Year Ended June 30,
	2005	2004	2003
	(In thousands)
Operating Activities
Net earnings	$1,044,385	$494,710	$451,145
Adjustments to reconcile net earnings to net cash provided by operating activities
Depreciation	664,652	685,613	643,615
Asset abandonments	41,548	50,576	13,221
Deferred income taxes	241,671	(67,505)	105,086
(Gain) loss on marketable securities transactions	(113,299)	(23,968)	363
Equity in (earnings) loss of affiliates, net of dividends	(91,280)	(84,930)	(14,138)
Stock contributed to employee benefit plans	23,840	23,281	23,591
Other - net	42,732	(59,138)	130,427
Changes in operating assets and liabilities
Segregated cash and investments	(37,319)	(316,423)	(134,434)
Receivables	(216,967)	(378,501)	(112,460)
Inventories	825,486	(950,792)	(200,392)
Other assets	(35,056)	(6,724)	(39,061)
Accounts payable and accrued expenses	(264,214)	667,140	202,213
Total Operating Activities	2,126,179	33,339	1,069,176

Investing Activities
Purchases of property, plant, and equipment	(623,819)	(509,237)	(435,952)
Proceeds from sales of property, plant, and equipment	43,611	57,226	40,061
Net assets of businesses acquired	(24,238)	(93,022)	(526,970)
Investments in and advances to affiliates	(112,018)	(112,984)	(130,096)
Distributions from affiliates, excluding dividends	157,824	122,778	40,113
Purchases of marketable securities	(1,433,412)	(857,786)	(328,852)
Proceeds from sales of marketable securities	1,674,180	786,492	271,340
Other - net	16,364	32,098	11,258
Total Investing Activities	(301,508)	(574,435)	(1,059,098)

Financing Activities
Long-term debt borrowings	18,547	4,366	517,222
Long-term debt payments	(185,913)	(32,381)	(315,319)
Net borrowings (payments) under line of credit agreements	(1,357,456)	483,764	281,669
Purchases of treasury stock	(139,112)	(4,113)	(101,212)
Cash dividends	(209,425)	(174,109)	(155,565)
Proceeds from exercises of stock options	30,901	38,817	1,971
Total Financing Activities	(1,842,458)	316,344	228,766

Increase (Decrease) in Cash and Cash Equivalents	(17,787)	(224,752)	238,844
Cash and Cash Equivalents - Beginning of Year	540,207	764,959	526,115
Cash and Cash Equivalents - End of Year	$522,420	$540,207	$764,959

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
Archer Daniels Midland Company

				Accumulated
				Other	Total
	Common Stock		Reinvested	Comprehensive	Shareholders'
	Shares	Amount	Earnings	Income (Loss)	Equity
	(In thousands)

Balance June 30, 2002	649,993	$5,436,151	$1,567,570	$(248,900)	$6,754,821

Comprehensive income
Net earnings			451,145
Other comprehensive income				81,942
Total comprehensive income					533,087
Cash dividends paid-$.24 per share			(155,565)		(155,565)
Treasury stock purchases	(8,410)	(101,212)			(101,212)
Other	3,272	38,066			38,066
Balance June 30, 2003	644,855	5,373,005	1,863,150	(166,958)	7,069,197

Comprehensive income
Net earnings			494,710
Other comprehensive income				249,913
Total comprehensive income					744,623
Cash dividends paid-$.27 per share			(174,109)		(174,109)
Treasury stock purchases	(309)	(4,113)			(4,113)
Other	6,202	62,618			62,618
Balance June 30, 2004	650,748	5,431,510	2,183,751	82,955	7,698,216

Comprehensive income
Net earnings			1,044,385
Other comprehensive income (loss)				(46,338)
Total comprehensive income					998,047
Cash dividends paid-$.32 per share			(209,425)		(209,425)
Treasury stock purchases	(7,095)	(139,112)			(139,112)
Other	6,746	93,442	(7,696)		85,746
Balance June 30, 2005	650,399	$5,385,840	$3,011,015	$36,617	$8,433,472

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements
Archer Daniels Midland Company

Note 1-Acquisitions

The 2005, 2004, and 2003 acquisitions were accounted for as purchases in accordance with SFAS Number 141, Business Combinations. Accordingly, the tangible assets and liabilities have been adjusted to fair values with the remainder of the purchase price, if any, recorded as goodwill. The identifiable intangible assets acquired as part of these acquisitions are not material.

2005 Acquisitions

During 2005, the Company acquired five businesses for a total cost of $24 million. The Company recorded no goodwill related to these acquisitions.

2004 Acquisitions

During 2004, the Company acquired five businesses for a total cost of $94 million. The Company recorded no goodwill related to these acquisitions.

2003 Acquisitions

On September 6, 2002, the Company acquired all of the outstanding Class A units of Minnesota Corn Processors, LLC (MCP), an operator of corn wet-milling plants in Minnesota and Nebraska, for cash of $382 million and assumed $233 million of MCP long-term debt. Prior to September 6, 2002, the Company owned non-voting Class B units, which represented 30% of the outstanding equity of MCP. The operating results of MCP are consolidated in the Company’s net earnings from September 6, 2002. Prior to September 6, 2002, the Company accounted for its investment in MCP on the equity method of accounting.

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

During February 2003, the Company tendered an offer to acquire all of the outstanding shares of Pura plc (Pura), a United Kingdom-based company that processes and markets edible oil. Prior to the offer, the Company owned 28% of the outstanding equity of Pura and paid cash of $58 million to acquire the remaining outstanding shares. The results of Pura’s operations are consolidated in the Company’s net earnings from April 7, 2003. Prior to April 7, 2003, the Company accounted for its investment in Pura on the equity method of accounting.

The Company recorded goodwill of $120 million related to the 2003 acquisitions.

Notes to Consolidated Financial Statements
Archer Daniels Midland Company

Note 2-Marketable Securities and Cash Equivalents

		Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value
2005	(In thousands)
United States government obligations
Maturity less than 1 year	$203,157	$226	$(229)	$203,154
Maturity 5 to 10 years	49,355	-	(66)	49,289

Other debt securities
Maturity less than 1 year	168,568	-	(212)	168,356
Maturity 1 to 5 years	41,000	-	(209)	40,791
Maturity 5 to 10 years	75,000	-	(526)	74,474
Maturity greater than 10 years	225,331	-	(3,885)	221,446

Equity securities
Available-for-sale	304,430	344,700	(1,769)	647,361
Trading	16,591	-	-	16,591
	$1,083,432	$344,926	$(6,896)	$1,421,462

		Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value
2004	(In thousands)
United States government obligations
Maturity less than 1 year	$180,472	$104	$(135)	$180,441

Other debt securities
Maturity less than 1 year	137,127	2	(125)	137,004
Maturity 5 to 10 years	90,000	-	(2,796)	87,204
Maturity greater than 10 years	306,231	-	(4,656)	301,575

Equity securities
Available-for-sale	435,668	326,043	(2,031)	759,680
Trading	12,929	-	-	12,929
	$1,162,427	$326,149	$(9,743)	$1,478,833

Of the $7 million in unrealized losses at June 30, 2005, $4 million of unrealized losses arose within the last 12 months, and the remaining $3 million of unrealized losses arose within the last 24 months.

Notes to Consolidated Financial Statements
Archer Daniels Midland Company

Note 3-Inventories and Derivatives

To reduce price risk caused by market fluctuations, the Company generally follows a policy of using exchange-traded futures and options contracts to minimize its net position of merchandisable agricultural commodity inventories and forward cash purchase and sales contracts. The Company will also use exchange-traded futures and options contracts as components of merchandising strategies designed to enhance margins. The results of these strategies can be significantly impacted by factors such as the volatility of the relationship between the value of exchange-traded commodities futures contracts and the cash prices of the underlying commodities, counterparty contracts defaults, and volatility of freight markets. Inventories of certain merchandisable agricultural commodities, which include amounts acquired under deferred pricing contracts, are stated at market value. Exchange-traded futures and options contracts, forward cash purchase contracts, and forward cash sales contracts of merchandisable agricultural commodities, which have not been designated as fair value hedges, are valued at market price. Changes in the market value of inventories of merchandisable agricultural commodities, forward cash purchase and sales contracts, and exchange-traded futures contracts are recognized in earnings immediately, resulting in cost of goods sold approximating first-in, first-out (FIFO) cost. Unrealized gains on forward cash purchase contracts, forward cash sales contracts, and exchange-traded futures contracts represent the fair value of such instruments and are classified on the Company’s balance sheet as receivables. Unrealized losses on forward cash purchase contracts, forward cash sales contracts, and exchange-traded futures contracts represent the fair value of such instruments and are classified on the Company’s balance sheet as accounts payable.

The Company also values certain inventories using the lower of cost, determined by either the LIFO or FIFO method, or market.

	2005	2004
	(In thousands)
LIFO inventories
FIFO value	$339,964	$560,442
LIFO valuation reserve	(20,732)	(134,607)
LIFO inventories carrying value	319,232	425,835
FIFO inventories	1,292,822	1,366,755
Market inventories	2,294,644	2,799,058
	$3,906,698	$4,591,648

The Company, from time to time, uses futures contracts to fix the purchase price of anticipated volumes of commodities to be purchased and processed in a future month. The Company also uses futures, options, and swaps to fix the purchase price of the Company’s anticipated natural gas requirements for certain production facilities. In addition, certain of the Company’s ethanol sales contracts are indexed to unleaded gasoline prices. The Company uses futures and options to fix the sales price of anticipated volumes of these ethanol sales in future months. These derivatives are designated as cash flow hedges. The changes in the market value of such derivative contracts have historically been, and are expected to continue to be, highly effective at offsetting changes in price movements of the hedged item. The amounts representing the ineffectiveness of these cash flow hedges are immaterial. Gains and losses arising from open and closed hedging transactions are deferred in other comprehensive income (loss), net of applicable income taxes, and recognized as a component of cost of products sold in the statement of earnings when the hedged item is recognized. As of June 30, 2005, the Company has recorded $6 million of after-tax gains in other comprehensive income (loss) related to gains and losses from cash flow hedge transactions. The Company expects to recognize $1 million of these after-tax gains in the statement of earnings during fiscal 2006, and the remaining $5 million of after-tax gains are expected to be recognized in the statement of earnings during the first two quarters of fiscal 2007.

Notes to Consolidated Financial Statements
Archer Daniels Midland Company

Note 4-Investments in and Advances to Affiliates

The Company has ownership interests in non-majority-owned affiliates accounted for under the equity method. The Company had 83 and 85 unconsolidated affiliates as of June 30, 2005 and 2004, respectively, located in North and South America, Africa, Europe, and Asia. During fiscal 2005, the Company acquired controlling interests in 3 previously unconsolidated affiliates, made initial investments in 7 unconsolidated affiliates and disposed of its investments in 6 affiliates. The following table summarizes the combined balance sheets and the combined statements of earnings of the Company’s unconsolidated affiliates as of and for each of the three years ended June 30, 2005, 2004, and 2003.

	2005	2004	2003
	(In thousands)
Current assets	$6,240,670	$5,159,660
Non-current assets	7,384,141	8,305,256
Current liabilities	4,746,450	3,983,022
Non-current liabilities	1,912,285	1,939,453
Minority interests	430,530	369,991
Net assets	$6,535,546	$7,172,450

Net sales	$20,214,914	$17,744,217	$17,181,800
Gross profit	2,310,413	1,991,947	2,037,875
Net income (loss)	757,539	819,201	(62,707)

Undistributed earnings of the Company’s unconsolidated affiliates as of June 30, 2005 is $436 million.

Two foreign affiliates for which the Company has a carrying value of $406 million have a market value of $384 million based on quoted market prices and exchange rates at June 30, 2005.

Notes to Consolidated Financial Statements
Archer Daniels Midland Company

Note 5-Goodwill and Other Intangible Assets

The Company accounts for its goodwill and other intangible assets in accordance with SFAS Number 142 (SFAS 142), Goodwill and Other Intangible Assets. Under this standard, goodwill and intangible assets deemed to have indefinite lives are not amortized but are subject to annual impairment tests. Intangible assets with identifiable useful lives are amortized over those useful lives.

Goodwill balances attributable to consolidated businesses and investments in affiliates, by segment, are set forth in the table below.

	2005			2004
	Consolidated	Investments		Consolidated	Investments
	Businesses	in Affiliates	Total	Businesses	In Affiliates	Total
	(In thousands)			(In thousands)

Oilseeds Processing	$12,279	$9,141	$21,420	$12,419	$6,618	$19,037
Corn Processing	76,961	7,074	84,035	76,961	7,074	84,035
Agricultural Services	6,771	8,670	15,441	6,771	7,963	14,734
Other	137,151	67,120	204,271	140,811	78,857	219,668
Total	$233,162	$92,005	$325,167	$236,962	$100,512	$337,474

The changes in goodwill during 2005 are principally related to the finalization of allocations of purchase prices for acquisitions and foreign currency translation adjustments. The Company’s other intangible assets are not material.

Notes to Consolidated Financial Statements
Archer Daniels Midland Company

Note 6-Debt and Financing Arrangements
	2005	2004
	(In thousands)
5.935% Debentures $500 million face amount,
due in 2032	$493,491	$493,252

7.0% Debentures $400 million face amount,
due in 2031	397,569	397,475

7.5% Debentures $350 million face amount,
due in 2027	348,076	348,041

8.875% Debentures $300 million face amount,
due in 2011	299,053	298,933

8.125% Debentures $300 million face amount,
due in 2012	298,827	298,706

6.625% Debentures $300 million face amount,
due in 2029	298,677	298,655

8.375% Debentures $300 million face amount,
due in 2017	295,568	295,356

7.125% Debentures $250 million face amount,
due in 2013	249,636	249,601

6.95% Debentures $250 million face amount,
due in 2097	246,270	246,241

6.75% Debentures $200 million face amount,
due in 2027	196,222	196,107

Other	629,689	778,303

Total long-term debt	3,753,078	3,900,670
Current maturities	(222,938)	(160,795)
	$3,530,140	$3,739,875

At June 30, 2005, the fair value of the Company’s long-term debt exceeded the carrying value by $779 million, as estimated by using quoted market prices or discounted future cash flows based on the Company’s current incremental borrowing rates for similar types of borrowing arrangements.

The aggregate maturities of long-term debt for the five years after June 30, 2005 are $223 million, $72 million, $70 million, $36 million, and $43 million, respectively.

At June 30, 2005, the Company had pledged certain property, plant, and equipment with a carrying value of $504 million as security for certain long-term debt obligations.

At June 30, 2005, the Company had lines of credit totaling $3.5 billion, of which $3.1 billion was unused. The weighted average interest rates on short-term borrowings outstanding at June 30, 2005 and 2004 were 3.75% and 1.46%, respectively.

Notes to Consolidated Financial Statements
Archer Daniels Midland Company

Note 7-Shareholders' Equity

The Company has authorized one billion shares of common stock and 500,000 shares of preferred stock, each without par value. No preferred stock has been issued. At June 30, 2005 and 2004, the Company had approximately 21.5 million and 21.2 million shares, respectively, in treasury. Treasury stock of $315 million at June 30, 2005 and $259 million at June 30, 2004 is recorded at cost as a reduction of common stock.

Stock option plans provide for the granting of options to employees to purchase common stock of the Company at market value on the date of grant pursuant to the Company’s 1996 Stock Option Plan, 1999 Incentive Compensation Plan, and 2002 Incentive Compensation Plan. Options expire five to ten years after the date of grant, and the vesting requirements of awards under the plans range from four to nine years based upon the terms of each option grant.

The Company’s 1999 and 2002 Incentive Compensation Plans provide for the granting of restricted stock awards at no cost to certain officers and key employees. The awarded shares are made in common stock and vest at the end of a three-year restriction period. Upon issuance of restricted stock awards, unearned compensation equivalent to the market value of the shares at the date of grant is charged to shareholders’ equity and amortized to compensation expense over the vesting period. During 2005, 2004 and 2003, 2.5 million, 1.1 million, and 1 million common shares were granted as restricted stock awards, respectively.

At June 30, 2005, there were .4 million, .9 million, and 17.6 million shares available for future grant pursuant to the 1996, 1999, and 2002 plans, respectively. Stock option activity during the years indicated is as follows:

		Weighted Average
	Number of	Exercise Price
	Shares	Per Share
	(In thousands, except per share amounts)

Shares under option at June 30, 2002	10,581	$11.62

Granted	4,439	11.30
Exercised	(228)	9.32
Cancelled	(329)	12.75
Shares under option at June 30, 2003	14,463	11.54

Granted	1,446	13.65
Exercised	(3,931)	11.58
Cancelled	(876)	12.41
Shares under option at June 30, 2004	11,102	11.73

Granted	3,093	15.74
Exercised	(3,278)	10.79
Cancelled	(394)	11.89
Shares under option at June 30, 2005	10,523	$13.19

Shares exercisable at June 30, 2005	2,307	$11.72
Shares exercisable at June 30, 2004	3,880	$10.77
Shares exercisable at June 30, 2003	5,445	$11.40

At June 30, 2005, the range of exercise prices and weighted average remaining contractual life of outstanding options was $8.33 to $24.26 and six years, respectively. Substantially all of the outstanding and exercisable options as of June 30, 2005, have exercise prices which range between $11 and $16. The weighted average fair values of options granted during 2005, 2004, and 2003 are $5.41, $4.72, and $3.20, respectively.

Notes to Consolidated Financial Statements
Archer Daniels Midland Company

Note 8-Accumulated Other Comprehensive Income (Loss)

The following table sets forth information with respect to accumulated other comprehensive income (loss):

	Foreign	Deferred	Minimum	Unrealized	Accumulated
	Currency	Gain (Loss)	Pension	Gain (Loss)	Other
	Translation	on Hedging	Liability	on	Comprehensive
	Adjustment	Activities	Adjustment	Investments	Income (Loss)
	(In thousands)

Balance at June 30, 2002	$(373,212)	$41,212	$(24,716)	$107,816	$(248,900)

Unrealized gains (losses)	250,211	22,834	(188,080)	(34,513)	50,452
(Gains) losses reclassified to net earnings		(66,391)		(7,892)	(74,283)
Tax effect		16,519	71,333	17,921	105,773
Net of tax amount	250,211	(27,038)	(116,747)	(24,484)	81,942
Balance at June 30, 2003	(123,001)	14,174	(141,463)	83,332	(166,958)

Unrealized gains (losses)	97,044	14,292	19,227	250,876	381,439
(Gains) losses reclassified to net earnings		(22,834)		(11,042)	(33,876)
Tax effect		3,379	(9,330)	(91,699)	(97,650)
Net of tax amount	97,044	(5,163)	9,897	148,135	249,913
Balance at June 30, 2004	(25,957)	9,011	(131,566)	231,467	82,955

Unrealized gains (losses)	8,528	9,677	(53,274)	33,655	(1,414)
(Gains) losses reclassified to net earnings		(14,292)		(35,889)	(50,181)
Tax effect		1,705	19,685	(16,133)	5,257
Net of tax amount	8,528	(2,910)	(33,589)	(18,367)	(46,338)
Balance at June 30, 2005	$(17,429)	$6,101	$(165,155)	$213,100	$36,617

Notes to Consolidated Financial Statements
Archer Daniels Midland Company

Note 9-Other Expense (Income) - Net

	2005	2004	2003
	(In thousands)
Interest expense	$326,580	$341,991	$359,971
Investment income	(135,346)	(116,352)	(121,887)
Net (gain) loss on marketable
securities transactions	(113,299)	(23,968)	363
Equity in (earnings) losses
of unconsolidated affiliates	(228,865)	(180,716)	(65,991)
Other - net	(14,917)	7,525	(23,985)
	$(165,847)	$28,480	$148,471

Interest expense is net of interest capitalized of $11 million, $7 million, and $4 million in 2005, 2004, and 2003, respectively.

The Company made interest payments of $326 million, $361 million, and $345 million in 2005, 2004, and 2003, respectively.

Realized gains on sales of available-for-sale marketable securities totaled $114 million, $24 million, and $4 million in 2005, 2004, and 2003, respectively. Realized losses totaled $1 million and $4 million in 2005 and 2003, respectively.

Notes to Consolidated Financial Statements
Archer Daniels Midland Company

Note 10-Income Taxes

For financial reporting purposes, earnings before income taxes include the following components:

	2005	2004	2003
	(In thousands)

United States	$977,966	$369,153	$356,654
Foreign	538,409	348,858	274,319
	$1,516,375	$718,011	$630,973

Significant components of income taxes are as follows:
	2005	2004	2003
	(In thousands)
Current
Federal	$188,456	$159,450	$13,653
State	39,752	19,770	1,229
Foreign	2,111	141,985	60,881
Deferred
Federal	135,806	(50,601)	92,518
State	5,576	(3,312)	9,125
Foreign	100,289	(43,991)	2,422
	$471,990	$223,301	$179,828

Significant components of the Company's deferred tax liabilities and assets are as follows:
		2005	2004
		(In thousands)
Deferred tax liabilities
Depreciation		$674,927	$635,238
Bond discount amortization		22,760	24,712
Unrealized gain on marketable securities		137,025	108,753
Equity in earnings of affiliates		95,777	93,363
Other		72,333	131,248
		1,002,822	993,314

Deferred tax assets
Pension and postretirement benefits		148,728	134,410
Reserves and other accruals		20,155	165,713
Other		59,368	118,084
		228,251	418,207

Net deferred tax liabilities		774,571	575,107

Current net deferred tax assets included
in other assets		4,856	78,727
Non-current net deferred tax liabilities		$779,427	$653,834

Reconciliation of the statutory federal income tax rate to the Company's effective tax rate on earnings is as follows:
	2005	2004	2003
Statutory rate	35.0%	35.0%	35.0%
Export tax incentives	(2.6)	(5.0)	(4.2)
State income taxes, net of
federal tax benefit	1.4	1.9	0.8
Foreign earnings taxed at rates
other than the U.S. statutory rate	(4.0)	(3.8)	(5.5)
Other	1.3	3.0	2.4

Effective rate	31.1%	31.1%	28.5%

The Company made income tax payments of $238 million, $273 million, and $124 million in 2005, 2004, and 2003, respectively.

The Company has $105 million and $81 million of tax assets for net operating loss carryforwards related to certain international subsidiaries at June 30, 2005 and 2004, respectively. As of June 30, 2005, approximately $88 million of these assets have no expiration date, and the remaining $17 million expire at various times through fiscal 2011. The annual usage of certain of these assets is limited to a percentage of the taxable income of the respective international subsidiary for the year. The Company has recorded a valuation allowance of $83 million and $70 million against these tax assets at June 30, 2005 and 2004, respectively, due to the uncertainty of their realization. The Company also has $18 million of tax assets related to excess foreign tax credits which expire in fiscal 2013.

Undistributed earnings of the Company's foreign subsidiaries and affiliated corporate joint venture companies accounted for on the equity method amounting to approximately $1.7 billion at June 30, 2005 are considered to be permanently reinvested, and accordingly, no provision for U.S. income taxes has been provided thereon. It is not practicable to determine the deferred tax liability for temporary differences related to these undistributed earnings.

Notes to Consolidated Financial Statements
Archer Daniels Midland Company

Note 11-Leases

The Company leases manufacturing and warehouse facilities, real estate, transportation assets, and other equipment under operating leases which expire at various dates through the year 2076. Rent expense for 2005, 2004, and 2003 was $116 million, $121 million, and $98 million, respectively. Future minimum rental payments for non-cancelable operating leases with initial or remaining terms in excess of one year are as follows:

Fiscal years	(In thousands)

2006	$64,976
2007	51,585
2008	38,119
2009	31,490
2010	21,771
Thereafter	112,722
Total minimum lease payments	$320,663

Notes to Consolidated Financial Statements
Archer Daniels Midland Company

Note 12-Employee Benefit Plans

The Company provides substantially all domestic employees and employees at certain international subsidiaries with pension benefits. The Company also provides substantially all domestic salaried employees with postretirement health care and life insurance benefits.

The Company has savings and investment plans available to employees. The Company also maintains stock ownership plans for qualifying employees. The Company contributes shares of its stock to the plans to match qualifying employee contributions. Employees have the choice of retaining Company stock in their accounts or diversifying the shares into other investment options. Expense is measured and recorded based upon the fair market value of the stock contributed to the plans each month. The number of shares designated for use in the plans is not significant compared to the shares outstanding for the periods presented. Assets of the Company’s defined contribution plans consist primarily of listed common stocks and pooled funds. The Company’s defined contribution plans held 22.6 million shares of Company common stock at June 30, 2005, with a market value of $484 million. Cash dividends received on shares of Company common stock by these plans during the year ended June 30, 2005 were $7 million.

	Pension Benefits			Postretirement Benefits
	2005	2004	2003	2005	2004	2003
	(In thousands)			(In thousands)
Retirement plan expense
Defined benefit plans:
Service cost (benefits earned during the period)	$58,092	$48,749	$33,414	$6,467	$6,121	$7,135
Interest cost	79,267	70,133	64,287	7,704	7,711	8,449
Expected return on plan assets	(68,259)	(57,947)	(63,268)	-	-	-
Amortization of actuarial loss (gain)	32,582	23,865	5,721	91	61	(2)
Other amortization	4,273	3,721	2,193	(1,116)	(1,116)	539
Net periodic defined benefit plan expense	105,955	88,521	42,347	13,146	12,777	16,121
Defined contribution plans:	25,046	23,622	22,833	-	-	-
Total retirement plan expense	$131,001	$112,143	$65,180	$13,146	$12,777	$16,121

The Company uses a March 31 measurement date for substantially all defined benefit plans. The following tables set forth changes in the defined benefit obligation and the fair value of defined benefit plan assets:

	Pension Benefits		Postretirement Benefits
	2005	2004	2005	2004
	(In thousands)		(In thousands)
Benefit obligation, beginning	$1,398,429	$1,131,532	$136,403	$125,765
Service cost	58,092	48,681	6,467	6,121
Interest cost	79,267	70,133	7,704	7,711
Actuarial loss (gain)	83,093	112,576	5,636	1,561
Benefits paid	(56,158)	(44,712)	(5,112)	(4,758)
Plan amendments	8,328	28,478	(89)	-
Acquisitions	21,561	34,879	-	-
Foreign currency effects	6,776	16,862	55	3
Benefit obligation, ending	$1,599,388	$1,398,429	$151,064	$136,403

Fair value of plan assets, beginning	$912,549	$637,121	$-	$-
Actual return on plan assets	96,860	151,027	-	-
Employer contributions	99,961	110,556	5,112	4,758
Benefits paid	(56,158)	(43,401)	(5,112)	(4,758)
Plan amendments	3,417	18,443	-	-
Acquisitions	5,247	27,397	-	-
Foreign currency effects	6,505	11,406	-	-
Fair value of plan assets, ending	$1,068,381	$912,549	$-	$-

Funded status	$(531,007)	$(485,880)	$(151,064)	$(136,403)
Unamortized transition amount	(553)	(929)	-	-
Unrecognized net loss	436,401	411,500	20,257	14,751
Unrecognized prior service costs	42,901	42,615	(11,167)	(12,283)
Adjustment for fourth quarter contributions	1,758	2,682	-	-
Pension liability recognized in the balance sheet	$(50,500)	$(30,012)	$(141,974)	$(133,935)

Prepaid benefit cost	$23,586	$67,721	$-	$-
Accrued benefit liability - current	(196,925)	(86,511)	-	-
Accrued benefit liability - long-term	(179,333)	(261,909)	(141,974)	(133,935)
Intangible asset	42,604	42,018	-	-
Accumulated other comprehensive loss	259,568	208,669	-	-
Net amount recognized, June 30	$(50,500)	$(30,012)	$(141,974)	$(133,935)

The following table sets forth the principal assumptions used in developing the benefit obligation and the net periodic pension expense:

	Pension Benefits		Postretirement Benefits
	2005	2004	2005	2004
Discount rate	5.4%	5.6%	5.8%	5.8%
Expected return on plan assets	7.2%	7.4%	N/A	N/A
Rate of compensation increase	3.7%	4.1%	N/A	N/A

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with projected benefit obligations in excess of plan assets were $1.5 billion, $1.3 billion, and $980 million, respectively, as of June 30, 2005, and $1.3 billion, $1.2 billion, and $834 million, respectively, as of June 30, 2004. The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $1.3 billion, $1.2 billion, and $835 million, respectively, as of June 30, 2005, and $1.2 billion, $1 billion, and $703 million, respectively, as of June 30, 2004. The accumulated benefit obligation for all pension plans as of June 30, 2005 and 2004, was $1.4 billion and $1.2 billion, respectively.

For postretirement benefit measurement purposes, a 10.5% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2005. The rate was assumed to decrease gradually to 5.0% for 2011 and remain at that level thereafter.

Assumed health care cost trend rates have a significant impact on the amounts reported for the health care plans. A 1% change in assumed health care cost trend rates would have the following effect:

	1% Increase	1% Decrease
	(In thousands)
Effect on combined service and interest cost components	$1,768	$(1,550)
Effect on accumulated postretirement benefit obligations	$15,777	$(14,219)

Plan Assets

The following table sets forth the actual asset allocation and target asset allocation for the Company’s global pension plan assets:

		Target Asset
	2005	Allocation

Equity securities¹	54%	54%
Debt securities	45%	45%
Other	1%	1%
Total	100%	100%

¹ The Company’s pension plans held 3.4 million shares of Company common stock at June 30, 2005, with a market value of $72 million. Cash dividends received on shares of Company common stock by these plans during the year ended June 30, 2005 were $1 million.

Investment objectives for the Company’s plan assets are to:

•	Optimize the long-term return on plan assets at an acceptable level of risk.
•	Maintain a broad diversification across asset classes and among investment managers.
•	Maintain careful control of the risk level within each asset class.
•	Focus on a long-term return objective.

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

External consultants monitor the most appropriate investment strategy and asset mix for the Company’s plan assets. To develop the Company’s expected long-term rate of return assumption on plan assets, generally, the Company uses long-term historical return information for the targeted asset mix identified in asset and liability studies. Adjustments are made to the expected long-term rate of return assumption when deemed necessary based upon revised expectations of future investment performance of the overall investment markets. The expected long-term rate of return assumption used in computing 2005 net periodic pension cost for the pension plans was 7.2%.

Contributions and Expected Future Benefit Payments

The Company expects to contribute $197 million to the pension plans and $6 million to the postretirement benefit plan during 2006.

The following benefit payments, which reflect expected future service, are expected to be paid:

	Pension Benefits	Postretirement Benefits
	(In thousands)

2006	$56,901	$5,698
2007	61,321	5,687
2008	64,544	6,463
2009	68,500	7,441
2010	72,896	8,689
2011 - 2015	501,793	62,502

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

The Oilseeds Processing segment includes activities related to processing oilseeds such as soybeans, cottonseed, sunflower seeds, canola, peanuts, and flaxseed into vegetable oils and meals principally for the food and feed industries. In addition, oilseeds may be resold into the marketplace as a raw material for other processors. Crude vegetable oil is sold "as is" or is further processed by refining, bleaching, and deodorizing into salad oils. Salad oils can be further processed by hydrogenating and/or interesterifying into margarine, shortening, and other food products. Partially refined oil is sold for use in chemicals, paints, and other industrial products. Refined oil can be further processed for use in the production of biodiesel. Oilseed meals are primary ingredients used in the manufacture of commercial livestock and poultry feeds.

The Corn Processing segment includes activities related to the production of sweeteners, starches, dextrose, and syrups for the food and beverage industry as well as activities related to the production, by fermentation, of bioproducts such as alcohol, amino acids, and other specialty food and feed ingredients.

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

Segment Information

	2005	2004	2003
	(In thousands)
Sales to external customers
Oilseeds Processing	$11,803,309	$12,049,250	$9,773,379
Corn Processing	4,363,924	4,005,181	3,058,686
Agricultural Services	15,198,831	15,638,341	13,557,946
Other	4,577,746	4,458,622	4,318,022
Total	$35,943,810	$36,151,394	$30,708,033

Intersegment sales
Oilseeds Processing	$158,519	$178,056	$123,243
Corn Processing	398,252	315,173	244,039
Agricultural Services	1,084,477	2,192,090	1,425,883
Other	109,268	108,655	101,822
Total	$1,750,516	$2,793,974	$1,894,987

Net sales
Oilseeds Processing	$11,961,828	$12,227,306	$9,896,622
Corn Processing	4,762,176	4,320,354	3,302,725
Agricultural Services	16,283,308	17,830,431	14,983,829
Other	4,687,014	4,567,277	4,419,844
Intersegment elimination	(1,750,516)	(2,793,974)	(1,894,987)
Total	$35,943,810	$36,151,394	$30,708,033

Interest expense
Oilseeds Processing	$51,994	$36,942	$35,433
Corn Processing	19,600	9,931	14,124
Agricultural Services	42,620	43,424	50,024
Other	77,956	56,387	62,760
Corporate	134,410	195,307	197,630
Total	$326,580	$341,991	$359,971

Depreciation
Oilseeds Processing	$162,290	$168,836	$154,514
Corn Processing	265,419	268,968	246,851
Agricultural Services	74,124	79,987	77,636
Other	139,502	144,625	142,513
Corporate	23,317	23,197	22,101
Total	$664,652	$685,613	$643,615

Equity in earnings (losses) of affiliates
Oilseeds Processing	$18,346	$30,475	$51,411
Corn Processing	39,962	33,286	39,825
Agricultural Services	17,879	12,359	953
Other	106,443	88,919	(35,147)
Corporate	46,235	15,677	8,949
Total	$228,865	$180,716	$65,991

Operating profit
Oilseeds Processing	$344,654	$290,732	$337,089
Corn Processing	530,233	660,947	358,700
Agricultural Services	261,659	249,863	92,124
Other	414,394	359,469	221,999
Total operating profit	1,550,940	1,561,011	1,009,912
Corporate	(34,565)	(843,000)	(378,939)
Earnings before income taxes	$1,516,375	$718,011	$630,973

Investments in and advances to affiliates
Oilseeds Processing	$356,124	$321,333
Corn Processing	163,817	147,950
Agricultural Services	207,805	180,952
Other	805,527	881,108
Corporate	346,228	301,276
Total	$1,879,501	$1,832,619

Identifiable assets
Oilseeds Processing	$5,169,644	$5,412,654
Corn Processing	2,769,364	2,829,153
Agricultural Services	2,912,294	2,907,637
Other	5,911,916	6,273,607
Corporate	1,834,887	1,945,770
Total	$18,598,105	$19,368,821

Gross additions to property, plant, and equipment
Oilseeds Processing	$192,790	$207,344
Corn Processing	263,483	214,805
Agricultural Services	82,910	93,834
Other	93,211	86,243
Corporate	14,984	18,407
Total	$647,378	$620,633

Geographic Information: The following geographic area data include net sales and other operating income attributed to the countries based on the location of the subsidiary making the sale and long-lived assets based on physical location. Long-lived assets represent the sum of the net book value of property, plant, and equipment plus goodwill related to consolidated businesses.

	2005	2004	2003
	(In millions)
Net sales and other operating income
United States	$19,450	$19,106	$16,140
Germany	5,991	6,108	4,519
Other foreign	10,503	10,937	10,049
	$35,944	$36,151	$30,708

Long-lived assets
United States	$3,921	$4,033
Foreign	1,497	1,459
	$5,418	$5,492

Notes to Consolidated Financial Statements
Archer Daniels Midland Company

Note 14-Guarantees

The Company has entered into debt guarantee agreements, primarily related to equity-method investees, which could obligate the Company to make future payments if the primary entity fails to perform its contractual obligation. The Company has not recorded a liability for these contingent obligations, as the Company believes the likelihood of any payments being made is remote. Should the Company be required to make any payments pursuant to these guarantees, the Company has, for a majority of these agreements, a security interest in the underlying assets of the primary entity. These debt guarantees totaled $422 million at June 30, 2005. Outstanding borrowings under these guarantees were $309 million at June 30, 2005.

Notes to Consolidated Financial Statements
Archer Daniels Midland Company

Note 15-Antitrust Litigation Settlement

In 2004, the Company entered into a settlement agreement related to a class action antitrust suit involving the sale of high-fructose corn syrup pursuant to which the Company accrued $400 million ($252 million after tax). The $400 million was paid in 2005.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Archer Daniels Midland Company’s (“ADM”) management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). ADM’s internal control system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles.

Under the supervision and with the participation of management, including its principal executive officer and principal financial officer, ADM’s management assessed the design and operating effectiveness of internal control over financial reporting as of June 30, 2005 based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that ADM’s internal control over financial reporting was effective as of June 30, 2005. Ernst & Young LLP, an independent registered public accounting firm, has issued an attestation report on management’s assessment of the Company’s internal control over financial reporting as of June 30, 2005. That report is included herein.

s/ G. Allen Andreas	/s/ Douglas J. Schmalz
G. Allen Andreas	Douglas J. Schmalz
Chairman and Chief Executive	Senior Vice President &
Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Archer Daniels Midland Company
Decatur, Illinois

We have audited the accompanying consolidated balance sheets of Archer Daniels Midland Company and subsidiaries as of June 30, 2005 and 2004, and the related consolidated statements of earnings, shareholders’ equity, and cash flows for each of the three years in the period ended June 30, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Archer Daniels Midland Company and subsidiaries at June 30, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 2005, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Archer Daniels Midland Company and subsidiaries’ internal control over financial reporting as of June 30, 2005, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated August 31, 2005, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
St. Louis, Missouri
August 31, 2005

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Archer Daniels Midland Company
Decatur, Illinois

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that Archer Daniels Midland Company and subsidiaries maintained effective internal control over financial reporting as of June 30, 2005, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Archer Daniels Midland Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that Archer Daniels Midland Company and subsidiaries maintained effective internal control over financial reporting as of June 30, 2005, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Archer Daniels Midland Company and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of June 30, 2005, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Archer Daniels Midland Company and subsidiaries as of June 30, 2005 and 2004, and the related consolidated statements of earnings, shareholders’ equity, and cash flows for each of the three years in the period ended June 30, 2005, of Archer Daniels Midland Company and subsidiaries, and our report dated August 31, 2005, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

St. Louis, Missouri
August 31, 2005

Quarterly Financial Data (Unaudited)

Archer Daniels Midland Company

	Quarter
	First	Second	Third	Fourth	Year
	(In thousands, except per share amounts)
Fiscal 2005
Net Sales	$8,972,411	$9,063,526	$8,484,171	$9,423,702	$35,943,810
Gross Profit	663,432	668,708	574,856	524,343	2,431,339
Net Earnings (Loss)	266,297	313,509	269,095	195,484	1,044,385
Diluted Earnings (Loss) Per Common Share	.41	.48	.41	.30	1.59

Fiscal 2004
Net Sales	$7,967,902	$9,188,504	$9,309,019	$9,685,969	$36,151,394
Gross Profit	453,754	604,294	587,019	503,257	2,148,324
Net Earnings (Loss)	150,181	220,821	226,769	(103,061)	494,710
Diluted Earnings (Loss) Per Common Share	.23	.34	.35	(.16)	.76

Net earnings (loss) for the three months and year ended June 30, 2005 include charges to cost of products sold of $40 million ($25 million after tax, equal to $.04 per share) and $42 million ($26 million after tax, equal to $.04 per share), respectively, related to the abandonment and write-down of certain long-lived assets. For the year ended June 30, 2005, net earnings include a gain of $159 million ($119 million after tax, equal to $.18 per share) related to sales of the Company’s interests in Tate & Lyle PLC. Net earnings (loss) for the three months and year ended June 30, 2004 include a $400 million charge ($252 million after tax, or $.39 per share) to selling, general, and administrative expense related to the settlement of fructose litigation. Net earnings (loss) for the three months and year ended June 30, 2004 include charges to cost of products sold of $10 million ($6 million after tax, equal to $.01 per share) and $51 million ($32 million after tax, equal to $.05 per share), respectively, related to the abandonment and write-down of certain long-lived assets. For the year ended June 30, 2004, net earnings include a gain of $21 million ($13 million after tax, equal to $.02 per share) from an insurance-related lawsuit pertaining to the flood of 1993.

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

			Cash
	Market Price		Dividends
	High	Low	Per Share
Fiscal 2005--Quarter Ended
June 30	$25.30	$17.50	$0.085
March 31	25.37	21.35	0.085
December 31	22.55	16.72	0.075
September 30	17.00	14.95	0.075

Fiscal 2005--Quarter Ended
June 30	$17.95	$15.82	$0.075
March 31	17.83	14.90	0.075
December 31	15.24	13.11	0.06
September 30	14.14	11.95	0.06

The number of registered shareholders of the Company's common stock at June 30, 2005 was 23,091. The Company expects to continue its policy of paying regular cash dividends, although there is no assurance as to future dividends because they are dependent on future earnings, capital requirements, and financial condition.

TEN-YEAR SUMMARY

Archer Daniels Midland Company

Operating, Financial, and Other Data (Dollars in thousands, except per share data)

	2005	2004	2003	2002
Operating
Net sales and other operating income	$35,943,810	$36,151,394	$30,708,033	$22,611,894
Depreciation	664,652	685,613	643,615	566,576
Net earnings	1,044,385	494,710	451,145	511,093
Basic earnings per common share	1.60	0.76	0.70	0.78
Diluted earnings per common share	1.59	0.76	0.70	0.78
Cash dividends	209,425	174,109	155,565	130,000
Per common share	.32	0.27	0.24	0.20

Financial
Working capital	$4,343,837	$3,588,759	$3,274,385	$2,770,520
Per common share	6.68	5.51	5.08	4.26
Current ratio	1.8	1.5	1.6	1.6
Inventories	3,906,698	4,591,648	3,550,225	3,255,412
Net property, plant, and equipment	5,184,380	5,254,738	5,468,716	4,890,241
Gross additions to property, plant, and equipment	647,378	620,633	1,245,910	596,559
Total assets	18,598,105	19,368,821	17,182,879	15,379,335
Long-term debt	3,530,140	3,739,875	3,872,287	3,111,294
Shareholders' equity	8,433,472	7,698,216	7,069,197	6,754,821
Per common share	12.97	11.83	10.96	10.39

Other
Weighted average shares outstanding- basic (000s)	654,242	647,698	646,086	656,955
Weighted average shares outstanding-diluted (000s)	656,123	649,810	646,883	657,947
Number of shareholders	23,091	24,394	25,539	26,715
Number of employees	25,641	26,317	26,197	24,746

Share and per share data have been adjusted for annual 5% stock dividends from September 1996 through September 2001.

2001	2000	1999	1998	1997	1996

$19,483,211	$18,612,423	$18,509,903	$19,832,594	$18,104,827	$17,981,264
572,390	604,229	584,965	526,813	446,412	393,605
383,284	300,903	265,964	403,609	377,309	695,912
0.58	0.45	0.39	0.59	0.55	0.99
0.58	0.45	0.39	0.59	0.55	0.99
125,053	120,001	117,089	111,551	106,990	90,860
0.19	0.18	0.17	0.16	0.15	0.13

$2,283,320	$1,829,422	$1,949,323	$1,734,411	$2,035,580	$2,751,132
3.45	2.76	2.89	2.50	3.00	3.95
1.6	1.4	1.5	1.5	1.9	2.7
2,631,885	2,822,712	2,732,694	2,562,650	2,094,092	1,790,636
4,920,425	5,277,081	5,567,161	5,322,704	4,708,595	4,114,301
318,168	475,396	825,676	1,228,553	1,127,360	801,426
14,339,931	14,471,936	14,029,881	13,833,534	11,354,367	10,449,869
3,351,067	3,277,218	3,191,883	2,847,130	2,344,949	2,002,979
6,331,683	6,110,243	6,240,640	6,504,912	6,050,129	6,144,812
9.56	9.20	9.24	9.38	8.92	8.82

664,507	669,279	685,328	686,047	690,352	702,012
665,353	669,279	685,426	686,809	691,409	702,817
27,918	29,911	31,764	32,539	33,834	35,431
22,834	22,753	23,603	23,132	17,160	14,811