Form 10-K, Exhibit 13
period 2006-06-30
ARCHER DANIELS MIDLAND CO
filed 2006-09-11
CIK 7084

Exhibit 13

MANAGEMENT’S DISCUSSION OF
OPERATIONS AND FINANCIAL CONDITION - JUNE 30, 2006

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

The Company’s Oilseeds Processing, Agricultural Services, and Wheat Processing operations are principally agricultural commodity-based businesses where changes in segment selling prices move in relationship to changes in prices of the commodity-based agricultural raw materials. Therefore, changes in agricultural commodity prices have relatively equal impacts on both net sales and cost of products sold and minimal impact on the gross profit of underlying transactions. As a result, changes in net sales amounts of these business segments do not necessarily correspond to the changes in gross profit realized by these businesses.

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

The Company conducts its business in many countries. For the majority of the Company’s subsidiaries located outside the United States, the local currency is the functional currency. Revenues and expenses denominated in foreign currencies are translated into U.S. dollars at the weighted average exchange rates for the applicable periods. Fluctuations in the exchange rates of foreign currencies, primarily the Euro and British pound, as compared to the U.S. dollar will result in corresponding fluctuations in the relative U.S. dollar value of the Company’s revenues and expenses. The impact of these currency exchange rate changes, where significant, is discussed below.

The Company measures the performance of its business segments using key operating statistics such as segment operating profit and return on fixed capital investment. The Company’s operating results can vary significantly due to changes in unpredictable factors such as weather conditions, plantings, government (domestic and foreign) farm programs and policies, changes in global demand resulting from population growth and changes in standards of living, and global production of similar and competitive crops. Due to these unpredictable factors, the Company does not provide forward-looking information in “Management’s Discussion of Operations and Financial Condition.”

2006 COMPARED TO 2005

As an agricultural-based commodity business, the Company is subject to a variety of market factors which affect the Company’s operating results. Strong biodiesel demand in Europe continued to create increased vegetable oil demand and has positively impacted rapeseed crushing margins in Europe. Abundant oilseed supplies and strong protein meal demand have positively impacted oilseed crushing margins in North America. A good corn supply resulting in lower price levels for corn favorably impacted corn processing operations, while ethanol experienced good demand due to gasoline refiners replacing MTBE with ethanol. Solid demand for sweetener and starch products has also improved corn processing results. During the first half of 2006, hurricanes in the gulf coast region of the United States disrupted North American grain origination and agricultural commodity export operations, negatively impacting export sales volumes. The gulf coast hurricanes also disrupted river transportation, resulting in increased barge demand and barge freight rates.

Net earnings increased principally due to improved operating results of Oilseeds Processing and Corn Processing. In addition, net earnings also increased due to a $36 million reduction in income tax expense related to the recognition of federal and state income tax credits and adjustments resulting from the reconciliation of filed tax returns to the previously estimated tax provision. Earnings before income taxes include charges of $31 million resulting from the Company’s adoption of Statement of Financial Accounting Standards (SFAS) Number 123(R), Share Based Payment, $15 million resulting from the Company’s adoption of Financial Accounting Standards Board Interpretation Number 47, Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB statement No 143 (FIN 47), $71 million related to abandonment and write-down of long-lived assets, $9 million representing the Company’s share of a charge for abandonment and write-down of long-lived assets reported by an unconsolidated affiliate of the Company, $12 million from the effect of changing commodity prices on LIFO inventory valuations, and $22 million associated with the closure of a citric acid plant and exiting the European animal feed business. Earnings before income taxes also include credits of $17 million from the sale of long-lived assets, $46 million related to Brazilian transactional tax credits, and $40 million related to realized securities gains. Last year’s earnings before income taxes included credits of $114 million from the effect of changing commodity prices on LIFO inventory valuations, $114 million of realized securities gain from the sale of Tate & Lyle PLC shares, and $45 million representing the Company’s equity share of the gain reported by the Company’s unconsolidated affiliate, Compagnie Industrielle et Financiere des Produits Amylaces SA (CIP), upon the sale of its interest in Tate & Lyle PLC (the “CIP Gain”). Last year’s earnings before income taxes also include a $42 million charge for abandonment and write-down of long-lived assets.

ANALYSIS OF STATEMENTS OF EARNINGS

Net sales and other operating income increased 2% to $36.6 billion due primarily to higher average selling prices of agricultural commodities and increased sales volumes and selling prices of corn processing products, partially offset by decreased average selling prices of cocoa products and currency exchange rate decreases of $415 million.

Net sales and other operating income by segment are as follows:

	2006	2005	Change
	(In thousands)
Oilseeds Processing	$11,866,895	$11,803,309	$63,586
Corn Processing
Sweeteners and Starches	2,133,115	1,905,218	227,897
Bioproducts	2,726,968	2,458,706	268,262
Total Corn Processing	4,860,083	4,363,924	496,159

Agricultural Services	15,439,567	15,198,831	240,736
Other
Food and Feed Ingredients	4,354,267	4,505,788	(151,521)
Financial	75,299	71,958	3,341
Total Other	4,429,566	4,577,746	(148,180)
Total	$36,596,111	$35,943,810	$652,301

Oilseeds Processing sales increased $64 million to $11.9 billion principally due to higher average selling prices of South American oilseed exports and of vegetable oil. These increases were partially offset by lower average selling prices of protein meal. Corn Processing sales increased 11% to $4.9 billion due to sales increases in both Sweeteners and Starches and Bioproducts. Sweeteners and Starches sales increased due to higher average selling prices and sales volumes. Sales volumes and prices have increased primarily due to solid demand for sweetener and starch products. Bioproducts sales increased primarily due to increased sales volumes and average selling prices of ethanol, partially offset by lower average selling prices of lysine. The increases in ethanol sales volumes and sales prices were principally due to increased demand from gasoline refiners as refiners used ethanol to replace MTBE as a gasoline additive and to increased gasoline prices. Agricultural Services sales increased 2% to $15.4 billion primarily due to increased commodity prices in North America and, to a lesser extent, increased barge freight rates as the gulf coast hurricanes reduced barge capacities and created strong demand for North American river transportation. These increases were partially offset by decreased commodity sales volumes in North America. The decreased sales volumes were primarily due to disruptions in North American grain origination and export activities caused by the hurricanes in the gulf coast region. Other sales decreased 3% to $4.4 billion primarily due to decreased average selling prices of cocoa products and lower sales volumes of formula feed products. These decreases were partially offset by increased average selling prices of wheat flour products due to higher commodity prices.

Cost of products sold increased $118 million to $33.6 billion due primarily to higher average prices of agricultural commodities and increased manufacturing costs, partially offset by currency exchange rate decreases of $389 million. Manufacturing costs increased $399 million primarily due to increased energy costs, a charge for abandonment and write-down of long-lived assets, and increased employee-related costs.

Selling, general, and administrative expenses increased $112 million to $1.2 billion principally due to increased employee-related costs, including a $31 million charge related to the adoption of SFAS 123(R), $20 million of severance costs associated with the closure of a citric acid plant, and increased provisions for doubtful accounts.

Other income decreased $84 million due primarily to a $73 million decrease in realized securities gains, a $55 million decrease in equity in earnings of affiliates, and a $39 million increase in interest expense, partially offset by a $69 million increase in investment income. The decrease in realized securities gains is primarily due to last year’s $114 million realized securities gain from the sale of Tate & Lyle PLC shares, partially offset by $40 million of realized securities gains during 2006. The decrease in equity in earnings of affiliates is primarily due to last year’s CIP Gain and lower valuations of the Company’s private equity fund investments, partially offset by improved earnings of the Company’s Asian oilseed crushing ventures. Interest expense increased primarily due to higher average borrowing levels and interest rates. Investment income increased primarily due to the reversal of $19 million of Brazilian transactional taxes previously assessed on investment income upon positive resolution in the Brazilian Supreme Court, higher levels of invested funds, and higher interest rates.

Operating profit by segment is as follows:

	2006	2005	Change
	(In thousands)
Oilseeds Processing	$598,415	$344,654	$253,761
Corn Processing
Sweeteners and Starches	431,662	271,487	160,175
Bioproducts	445,696	258,746	186,950
Total Corn Processing	877,358	530,233	347,125
Agricultural Services	275,469	261,659	13,810
Other
Food and Feed Ingredients	159,123	263,617	(104,494)
Financial	150,826	150,777	49
Total Other	309,949	414,394	(104,445)
Total Segment Operating Profit	2,061,191	1,550,940	510,251
Corporate	(205,941)	(34,565)	(171,376)
Earnings Before Income Taxes	$1,855,250	$1,516,375	$338,875

Oilseeds Processing operating profits increased $254 million to $598 million primarily due to improved market conditions in all geographic regions. European processing results improved principally due to strong demand for biodiesel and abundant rapeseed supplies in Europe. This strong demand for biodiesel in Europe increased European vegetable oil demand and resulted in improved oilseeds processing results. Abundant rapeseed supplies in Europe resulted in lower rapeseed price levels. North American processing results improved principally due to abundant oilseed supplies in the United States and good demand for soybean meal. Vegetable oil values were solid as the markets anticipate new demand from the developing U.S. biodiesel industry. South American operating results increased primarily due to improved origination activities and a $27 million credit for Brazilian transactional taxes. Operating results in Asia increased due to improved soy crushing margins and improved palm operations. Operating profits include a $14 million charge for abandonment and write-down of long-lived assets and a $6 million charge related to the adoption of FIN 47. Last year’s operating profits include a charge of $13 million for abandonment and write-down of long-lived assets.

Corn Processing operating profits increased $347 million to $877 million primarily due to higher average selling prices, increased sales volumes, and lower net corn costs, partially offset by increased energy costs. Sweeteners and Starches operating profits increased $160 million due primarily to decreased net corn costs and higher average sales prices and sales volumes. Sales volumes and prices have increased primarily due to good demand for sweetener and starch products. These increases were partially offset by increased energy costs. Sweeteners and Starches operating profits include a $5 million charge related to the adoption of FIN 47. Bioproducts operating profits increased $187 million primarily due to higher ethanol sales volumes and average selling prices and decreased net corn costs, partially offset by increased energy costs and lower lysine average selling prices. The increases in ethanol sales volumes and average sales prices were principally due to increased demand from gasoline refiners as refiners used ethanol to replace MTBE as a gasoline additive and from increased gasoline prices. Bioproducts operating profits include a $6 million charge for abandonment and write-down of long-lived assets, a $2 million charge related to the adoption of FIN 47, and $6 million of costs related to the closure of a citric acid plant. Last year’s Bioproducts operating profits include a $16 million charge for abandonment and write-down of long-lived assets.

Agricultural Services operating profits increased $14 million to $275 million as improved results from transportation operations were partially offset by a decline in global grain merchandising and North American origination operating results. North American river transportation operating results increased primarily due to increased barge freight rates created by strong demand for barge capacity. This increase was partially offset by increased fuel costs. The gulf coast hurricanes negatively impacted North American origination and export activities during the first half of 2006.

Other operating profits decreased $104 million to $310 million. Other - Food and Feed Ingredient operating results decreased $104 million due primarily to a $51 million charge for abandonment and write-down of long-lived assets, a $2 million charge related to the adoption of FIN 47, and a $9 million charge representing the Company’s share of a charge for abandonment and write-down of long-lived assets reported by an unconsolidated affiliate of the Company. In addition, cocoa processing, natural health and nutrition, and formula feed operating results declined from prior year levels. Cocoa processing operating results declined primarily due to increased industry capacity which caused downward pressure on cocoa finished product prices. Formula feed operating results declined due to costs associated with exiting the European animal feed business. Other - Food and Feed Ingredients operating profits include a $17 million gain from the sale of long-lived assets. Last year’s Other - Food and Feed Ingredient operating results include a $13 million charge for abandonment and write-down of long-lived assets. Other - Financial operating profits are comparable to prior year levels as improvements in the Company’s captive insurance operations and futures commission merchant business offset lower valuations of the Company’s private equity fund investments.

Corporate decreased $171 million due primarily to a $102 million decrease in income from the effect of changing commodity prices on LIFO inventory valuations, last year’s $114 million realized securities gain from the sale of Tate & Lyle PLC shares, last year’s CIP Gain, and a $22 million charge upon the adoption of SFAS 123(R), partially offset by the aforementioned $19 million reversal of Brazilian transactional taxes and a $97 million reduction in unallocated interest expense. The reduction in unallocated interest expense is due principally to higher levels of invested funds and higher interest rates.

Income taxes increased due principally to higher pretax earnings. This increase was partially offset by a $36 million reduction in income tax expense related to the recognition of federal and state income tax credits and adjustments resulting from the reconciliation of filed tax returns to the previously estimated tax provision. The Company’s effective tax rate for 2006 was 29.3% as compared to 31.1% for 2005. Excluding the effect of the $36 million tax credit, the Company’s effective tax rate was 31.2% for 2006 and, after excluding the effect of the CIP Gain, was 32.1% for 2005. No tax was provided on the CIP Gain in the prior year, as CIP is a corporate joint venture of the Company and permanently reinvested the proceeds from the sale. Excluding the effect of the $36 million tax credit in 2006 and the CIP Gain in 2005, the decrease in the Company’s effective tax rate is primarily due to changes in the geographic mix of pretax earnings.

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

Net earnings for fiscal 2005 increased principally due to the absence of last year’s fructose litigation settlement expense of $400 million, $114 million of income in the current year as compared to a $119 million charge in the prior year from the effect of commodity price changes on LIFO inventory valuations, the CIP Gain, and $114 million of realized securities gains from the sale of the Company’s interest in Tate & Lyle PLC shares. Improved operating results of Oilseeds Processing, Agricultural Services, and Other - Financial also contributed to the improvement in net earnings. These increases were partially offset by decreased Corn Processing operating results. Corn Processing operating results declined as a result of higher net corn costs, higher energy costs, and lower lysine average selling prices. Net earnings include a $42 million and $51 million charge for abandonment and write-down of long-lived assets in 2005 and 2004, respectively, which principally represents the write-down of abandoned idle assets to their estimated salvage values. Last year’s results include a $21 million gain from an insurance-related lawsuit pertaining to the flood of 1993.

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

Oilseeds Processing sales decreased 2% to $11.8 billion primarily due to decreased sales volumes and lower average selling prices of oilseed exports and lower average selling prices of protein meal. These decreases were partially offset by increased sales volumes and higher average selling prices of vegetable oil. Corn Processing sales increased 9% to $4.4 billion primarily due to increased Bioproducts sales and, to a lesser extent, increased sales of Sweeteners and Starches. Bioproducts sales increased primarily due to increased average selling prices of ethanol, which was partially offset by lower ethanol sales volumes and lower average selling prices of lysine. The increase in ethanol selling prices was primarily due to higher gasoline prices. Ethanol sales volumes declined as last year’s volume increases to meet new market introductions in the northeastern United States were not repeated in the current year. Sweeteners and Starches sales increased primarily due to higher average selling prices and, to a lesser extent, increased sales volumes. Agricultural Services sales decreased 3% to $15.2 billion principally due to lower average commodity prices in North America, decreased sales volumes of global grain merchandising activities, and decreased sales volumes of North American wheat and corn. These decreases were partially offset by increased sales volumes of North American soybeans. Other sales increased 3% to $4.6 billion primarily due to increased average selling prices of wheat flour products.

Cost of products sold decreased 1% to $33.5 billion primarily due to lower average prices of agricultural commodities, partially offset by currency exchange rate increases of $916 million and higher sales volumes of agricultural commodities. Manufacturing costs increased $383 million primarily due to increased energy and personnel-related costs. Manufacturing costs for 2005 and 2004 include a $42 million and $51 million charge, respectively, for abandonment and write-down of long-lived assets.

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

Other income increased $194 million due primarily to $114 million of realized securities gains from the sale of the Company’s interest in Tate & Lyle PLC shares and a $48 million increase in equity in earnings of unconsolidated affiliates. The increase in equity in earnings of unconsolidated affiliates is primarily due to the CIP Gain. Interest expense decreased $15 million due principally to lower average borrowing levels. Investment income increased $19 million primarily due to increased average investment levels.

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

Oilseeds Processing operating profits increased 19% to $345 million due primarily to improved operating results in Europe resulting from improved crop conditions and good biodiesel demand, as well as to improved South American oilseed origination results. These increases were partially offset by lower operating results of the Company’s North American oilseed crushing operations. Oilseed crush margins in North America decreased due to a near-term tight soybean supply in the United States which resulted in higher soybean price levels. Industry overcapacity in South America continues to have an adverse effect on oilseed crushing margins. Operating profits include a charge of $13 million and $4 million for abandonment and write-down of long-lived assets in 2005 and 2004, respectively.

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

LIQUIDITY AND CAPITAL RESOURCES

The Company’s objective is to have sufficient liquidity, balance sheet strength, and financial flexibility to fund the operating and capital requirements of a capital intensive agricultural-based commodity business.

At June 30, 2006, the Company continued to show substantial liquidity with working capital of $5.7 billion and a current ratio, defined as current assets divided by current liabilities, of 1.9 to 1. Included in working capital is $1.1 billion of cash, cash equivalents, and short-term marketable securities as well as $3.2 billion of readily marketable commodity inventories. Cash generated from operating activities totaled $1.4 billion for the year compared to $2.1 billion last year. This decrease was primarily due to an increase in working capital principally related to the impact of increased inventory levels of commodity-based agricultural raw materials and a $186 million increase in pension contributions. Cash used in investing activities increased $767 million for the year to $1.1 billion due primarily to last year’s sale of Tate & Lyle PLC shares and increased investments in acquired businesses, affiliates, and capital expenditures. Cash generated by financing activities was $283 million compared to cash used in financing activities of $1.8 billion last year. Net long-term borrowings increased primarily as a result of the issuance of $600 million of 30-year debentures in September 2005. Borrowings under line of credit agreements were $105 million in 2006 compared to payments of $1.4 billion in 2005 due principally to increased working capital requirements resulting from increased levels of commodity-based agricultural raw materials. Purchases of the Company’s common stock decreased $137 million. Cash dividends paid in 2006 were $242 million as compared to $209 million in 2005.

Capital resources were strengthened as shown by the increase in the Company’s net worth from $8.4 billion to $9.8 billion. The Company’s ratio of long-term debt to total capital (the sum of the Company’s long-term debt and shareholders’ equity) was 29% at June 30, 2006 and 30% at June 30, 2005. This ratio is a measure of the Company’s long-term liquidity and is an indicator of financial flexibility. The Company currently has $3.6 billion of commercial paper and commercial bank lines available to meet seasonal cash requirements of which $2.4 billion are committed and $1.2 billion are uncommitted. At June 30, 2006, the Company had $549 million of short-term debt outstanding. Standard & Poor’s and Moody’s rate the Company’s commercial paper as A-1 and P-1, respectively, and rate the Company’s long-term debt as A+ and A2, respectively. In addition to the cash flow generated from operations, the Company has access to equity and debt capital through numerous alternatives from public and private sources in domestic and international markets.

Contractual Obligations and Off-Balance Sheet Arrangements

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

			Payments Due by Period

Contractual	Note		Less than	2 - 3	4 - 5	Over
Obligations	Reference	Total	1 Year	Years	Years	5 Years
		(In thousands)
Purchases
Inventories		$7,508,250	$7,132,075	$364,096	$12,079	$-
Energy		469,311	239,648	213,457	13,324	2,882
Other		675,142	155,285	194,450	154,404	171,003
Total purchases		8,652,703	7,527,008	772,003	179,807	173,885

Short-term debt		549,419	549,419	-	-	-
Long-term debt	Note 6	4,195,740	66,002	96,030	551,037	3,482,671
Capital leases	Note 6	26,710	13,766	12,790	154	-
Estimated interest payments		6,120,190	317,300	562,811	544,932	4,695,147
Operating leases	Note 11	377,828	77,457	108,427	56,331	135,613
Total		$19,922,590	$8,550,952	$1,552,061	$1,332,261	$8,487,316

At June 30, 2006, the Company estimates it will spend approximately $3.1 billion over the next four years to complete approved capital projects and acquisitions. The Company is a limited partner in various private equity funds which invest primarily in emerging markets. At June 30, 2006, the Company’s carrying value of these limited partnership investments was $224 million. The Company has future capital commitments related to these partnerships of $138 million and expects the majority of these additional capital commitments, if called for, to be funded by cash flows generated by the partnerships. The Company also has outstanding letters of credit and surety bonds of $334 million at June 30, 2006.

In addition, the Company has entered into agreements, primarily debt guarantee agreements related to equity-method investees, which could obligate the Company to make future payments. The Company’s liability under these agreements arises only if the primary entity fails to perform its contractual obligation. The Company has collateral for a portion of these contingent obligations. At June 30, 2006, these contingent obligations totaled approximately $250 million. Amounts outstanding under these contingent obligations were $159 million at June 30, 2006.

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

Inventories and Derivatives

Certain of the Company’s merchandisable agricultural commodity inventories, forward fixed-price purchase and sale contracts, and exchange-traded futures and options contracts are valued at estimated market values. These merchandisable agricultural commodities are freely traded, have quoted market prices, and may be sold without significant additional processing. Management estimates market value based on exchange-quoted prices, adjusted for differences in local markets. Changes in the market values of these inventories and contracts are recognized in the statement of earnings as a component of cost of products sold. If management used different methods or factors to estimate market value, amounts reported as inventories and cost of products sold could differ. Additionally, if market conditions change subsequent to year-end, amounts reported in future periods as inventories and cost of products sold could differ.

The Company, from time to time, uses derivative contracts to fix the purchase price of anticipated volumes of commodities to be purchased and processed in a future month, to fix the purchase price of the Company’s anticipated natural gas requirements for certain production facilities, and to fix the sales price of anticipated volumes of ethanol. These derivative contracts are designated as cash flow hedges. The change in the market value of such derivative contracts has historically been, and is expected to continue to be, highly effective at offsetting changes in price movements of the hedged item. Gains and losses arising from open and closed hedging transactions are deferred in other comprehensive income, net of applicable income taxes, and recognized as a component of cost of products sold in the statement of earnings when the hedged item is recognized. If it is determined that the derivative instruments used are no longer effective at offsetting changes in the price of the hedged item, then the changes in the market value of these exchange-traded futures contracts would be recorded in the statement of earnings as a component of cost of products sold.

Employee Benefit Plans

The Company provides substantially all domestic employees and employees at certain international subsidiaries with pension benefits. The Company also provides substantially all domestic salaried employees with postretirement health care and life insurance benefits. In order to measure the expense and funded status of these employee benefit plans, management makes several estimates and assumptions, including interest rates used to discount certain liabilities, rates of return on assets set aside to fund these plans, rates of compensation increases, employee turnover rates, anticipated mortality rates, and anticipated future health care costs. These estimates and assumptions are based on the Company’s historical experience combined with management’s knowledge and understanding of current facts and circumstances. Management also uses third-party specialists to assist in measuring the expense and funded status of these employee benefit plans. If management used different estimates and assumptions regarding these plans, the funded status of the plans could vary significantly, and the Company could recognize different amounts of expense over future periods.

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

Undistributed earnings of the Company’s foreign subsidiaries and affiliated corporate joint ventures accounted for on the equity method are considered to be permanently reinvested, and accordingly, no provision for U.S. income taxes has been provided thereon. If the Company were to receive distributions from any of these foreign subsidiaries or affiliates or determine the undistributed earnings of these foreign subsidiaries or affiliates to not be permanently reinvested, the Company could be subject to U.S. tax liabilities which have not been provided for in the consolidated financial statements.

Asset Abandonments and Write-Downs

The Company is principally engaged in the business of procuring, transporting, storing, processing, and merchandising agricultural commodities and products. This business is global in nature and is highly capital-intensive. Both the availability of the Company’s raw materials and the demand for the Company’s finished products are driven by unpredictable factors such as weather, plantings, government (domestic and foreign) farm programs and policies, changes in population growth, changes in standards of living, and production of similar and competitive crops. These aforementioned unpredictable factors, therefore, may cause a shift in the supply/demand dynamics for the Company’s raw materials and final products. Any such shift will cause management to evaluate the efficiency and profitability of the Company’s fixed asset base in terms of geographic location, size, and age of its factories. The Company, from time to time, will also invest in equipment and technology related to new, value-added products produced from agricultural commodities and products. These new products are not always successful from either a commercial production or marketing perspective. Management evaluates the Company’s property, plant, and equipment for impairment whenever indicators of impairment exist. Assets are abandoned after consideration of the ability to utilize the assets for their intended purpose or to employ the assets in alternative uses or sell the assets to recover the carrying value. If management used different estimates and assumptions in its evaluation of this fixed asset base, then the Company could recognize different amounts of expense over future periods.

Valuation of Marketable Securities and Investments in Affiliates

The Company classifies the majority of its marketable securities as available-for-sale and carries these securities at fair value. Investments in affiliates are carried at cost plus equity in undistributed earnings. For publicly traded securities, the fair value of the Company’s investments is readily available based on quoted market prices. For non-publicly traded securities, management’s assessment of fair value is based on valuation methodologies including discounted cash flows and estimates of sales proceeds. In the event of a decline in fair value of an investment below carrying value, management may be required to determine if the decline in fair value is other than temporary. In evaluating the nature of a decline in the fair value of an investment, management considers the market conditions, trends of earnings, discounted cash flows, trading volumes, and other key measures of the investment as well as the Company’s ability and intent to hold the investment. When such a decline in value is deemed to be other than temporary, an impairment loss is recognized in the current period operating results to the extent of the decline. See Notes 2 and 4 to the Company’s consolidated financial statements for information regarding the Company’s marketable securities and investments in affiliates. If management used different estimates and assumptions in its evaluation of these marketable securities, then the Company could recognize different amounts of expense over future periods.

The Company is a limited partner in various private equity funds which invest primarily in emerging markets. The Company accounts for these limited partnerships using the equity method of accounting. Therefore, the Company is recording in the consolidated statement of earnings its proportional share of the limited partnerships’ net income or loss. The limited partnerships value their investments at fair value. Thus, unrealized gains and losses related to the change in fair value of these investments are recorded in the limited partnerships’ statements of earnings. The valuation of these investments, as determined by the general partner, can be subjective, and the values may vary significantly. Some of the factors causing the subjectivity and volatility of these valuations include the illiquidity and minority positions of these investments, currency exchange rate fluctuations, less-regulated securities exchanges, and the inherent business risks and limitations present in the emerging market countries. The Company records the results of these limited partnerships based on the information provided to the Company by the general partner. Due to the subjectivity and volatility in valuing these investments, the fair value of these investments, and thus the Company’s results, could vary significantly over future periods.

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

	2006		2005
	Fair Value	Market Risk	Fair Value	Market Risk
	(In millions)
Highest long position	$510	$51	$226	$23
Highest short position	574	57	944	94
Average position long (short)	(203)	(20)	(300)	(30)

The change in fair value of the average position for 2006 compared to 2005 was principally a result of a decrease in the daily net commodity position, partially offset by increased commodity prices.

Marketable Equity Securities

Marketable equity securities, which are recorded at fair value, have exposure to price risk. The fair value of marketable equity securities is based on quoted market prices. Risk is estimated as the potential loss in fair value resulting from a hypothetical 10% adverse change in quoted market prices. Actual results may differ.

	2006	2005
	(In millions)
Fair value	$640	$664
Market risk	64	66

The decrease in fair value for 2006 compared to 2005 resulted primarily from disposals of securities and decreased fair market value of the securities.

Limited Partnerships

The Company is a limited partner in various private equity funds which invest primarily in emerging markets. The Company accounts for these limited partnerships using the equity method of accounting. Therefore, the Company is recording in the consolidated statement of earnings its proportional share of the limited partnerships’ net income or loss. The limited partnerships value their investments at fair value. Risk is estimated as the potential loss in fair value resulting from a hypothetical 10% adverse change in market prices of the limited partnerships’ investments. Actual results may differ.

	2006	2005
	(In millions)
Fair value of partnerships’ investments	$210	$290
Market risk	21	29

The decrease in fair value for 2006 compared to 2005 resulted primarily from returns of capital.

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

The amount the Company considers permanently invested in foreign subsidiaries and affiliates and translated into dollars using the year-end exchange rates is $4.5 billion at June 30, 2006 and $4.0 billion at June 30, 2005. This increase is principally due to an increase in retained earnings of the foreign subsidiaries and affiliates. The potential loss in fair value resulting from a hypothetical 10% adverse change in quoted foreign currency exchange rates is $454 million and $397 million for 2006 and 2005, respectively. Actual results may differ.

Interest

The fair value of the Company’s long-term debt is estimated using quoted market prices, where available, and discounted future cash flows based on the Company’s current incremental borrowing rates for similar types of borrowing arrangements. Such fair value exceeded the long-term debt carrying value. Market risk is estimated as the potential increase in fair value resulting from a hypothetical .5 % decrease in interest rates. Actual results may differ.

	2006	2005
	(In millions)
Fair value of long-term debt	$4,387	$4,532
Excess of fair value over carrying value	257	779
Market risk	218	229

The decrease in fair value for the current year resulted principally from increased interest rates.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is principally engaged in procuring, transporting, storing, processing, and merchandising agricultural commodities and products.

Principles of Consolidation

The consolidated financial statements as of June 30, 2006 and for the three years then ended include the accounts of the Company and its majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. Investments in affiliates are carried at cost plus equity in undistributed earnings since acquisition.

The Company evaluates its less than majority-owned investments for consolidation pursuant to Financial Accounting Standards Board (FASB) Interpretation Number 46, Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51 (FIN 46). A variable interest entity (VIE) is a corporation, partnership, trust, or any other legal structure used for business purposes that does not have equity investors with voting rights or has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 requires a VIE to be consolidated by a company if that company is the primary beneficiary of the VIE. The primary beneficiary of a VIE is an entity that is subject to a majority of the risk of loss from the VIE’s activities or entitled to receive a majority of the entity’s residual returns, or both. As of June 30, 2006, the Company has $224 million of investments in private equity funds included in investments in affiliates which are considered VIEs pursuant to FIN 46. The Company’s residual risk and rewards from these VIEs are proportional to the Company’s ownership interest and the Company is not the primary beneficiary of any of these VIEs. Therefore, the Company does not consolidate any of these VIEs.

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

Receivables

The Company records trade accounts receivable at net realizable value. This value includes an appropriate allowance for estimated uncollectible accounts, $54 million at June 30, 2006, to reflect any loss anticipated on the trade accounts receivable balances. The Company calculates this allowance based on its history of write-offs, level of past-due accounts, and its relationships with, and the economic status of, its customers.

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

Marketable Securities

The Company classifies its marketable securities as available-for-sale, except for certain designated securities which are classified as trading securities. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of income taxes, reported as a component of other comprehensive income (loss). Unrealized gains and losses related to trading securities are included in income on a current basis. The Company uses the specific identification method when securities are sold or reclassified out of accumulated other comprehensive income (loss) into earnings.

Property, Plant, and Equipment

Property, plant, and equipment is recorded at cost. Repair and maintenance costs are expensed as incurred. The Company generally uses the straight-line method in computing depreciation for financial reporting purposes and generally uses accelerated methods for income tax purposes. The annual provisions for depreciation have been computed principally in accordance with the following ranges of asset lives: buildings - 10 to 50 years; machinery and equipment - 3 to 30 years.

Asset Abandonments and Write-Downs

The Company recorded a $61 million, a $42 million, and a $51 million charge in cost of products sold during 2006, 2005, and 2004, respectively, principally related to the abandonment and write-down of certain long-lived assets. In addition, the Company recorded a $9 million loss in equity in earnings of affiliates during 2006 representing the Company’s share of a charge for abandonment and write-down of long-lived assets reported by an unconsolidated affiliate of the Company. The majority of these assets were idle or related to underperforming product lines, and the decision to abandon was finalized after consideration of the ability to utilize the assets for their intended purpose, employ the assets in alternative uses, or sell the assets to recover the carrying value. After the write-downs, the carrying value of these assets is immaterial.

Net Sales

The Company follows a policy of recognizing sales revenue at the time of delivery of the product and when all of the following have occurred: a sales agreement is in place, pricing is fixed or determinable, and collection is reasonably assured. Freight costs and handling charges related to sales are recorded as a component of cost of products sold. Net sales to unconsolidated affiliates during 2006 and 2005 were $3.1 billion and $2.9 billion, respectively.

Per Share Data

Basic earnings per common share are determined by dividing net earnings by the weighted average number of common shares outstanding. In computing diluted earnings per share, the weighted average number of common shares outstanding is increased by common stock options outstanding with exercise prices lower than the average market prices of common shares. During 2006, 2005, and 2004, diluted average shares outstanding included incremental shares related to outstanding common stock options of 2.7 million, 1.9 million, and 2.1 million, respectively.

New Accounting Standards

In March 2005, the FASB issued FIN 47, Accounting for Conditional Asset Retirement Obligations, an Interpretation of FASB Statement No. 143. FIN 47 clarifies that the term conditional asset retirement obligation as used in SFAS Number 143, Accounting for Asset Retirement Obligations, refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. However, the obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. FIN 47 clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. The Company adopted FIN 47 on July 1, 2005. As a result of adopting FIN 47, the Company recorded a long-term liability related to asset retirement obligations (ARO) of $18 million, increased property, plant, and equipment by $3 million, and recorded cumulative depreciation expense related to AROs of $15 million.

During July 2006, the FASB issued Interpretation Number 48, Accounting for Uncertainty in Income Taxes (FIN 48). FIN 48 clarifies the accounting for income taxes by prescribing the minimum requirements a tax position must meet before being recognized in the financial statements. In addition, FIN 48 prohibits the use of SFAS Number 5, Accounting for Contingencies, in evaluating the recognition and measurement of uncertain tax positions. The Company will be required to adopt FIN 48 on July 1, 2007, and has not yet assessed the impact of the adoption of this standard on the Company’s financial statements.

Stock Compensation

Effective July 1, 2004, the Company adopted the fair value recognition provisions of SFAS Number 123, Accounting for Stock-Based Compensation, for stock-based employee compensation. Prior to July 1, 2004, the Company accounted for stock-based employee compensation under the recognition and measurement provisions of APB Opinion Number 25, Accounting for Stock Issued to Employees, and related interpretations. Under the modified prospective method of adoption selected by the Company under the provisions of SFAS Number 148, Accounting for Stock-Based Compensation - Transition and Disclosure, stock-based employee compensation expense recognized during 2005 was the same as the expense which would have been recognized had the fair value recognition provisions of SFAS Number 123 been applied to all options granted after July 1, 1995. Effective July 1, 2005, the Company adopted the fair value recognition provisions of SFAS Number 123(R), Share-Based Payment, using the modified prospective transition method. Under the modified prospective transition method, compensation expense recognized during 2006 includes (a) compensation expense for all share-based payments granted prior to, but not yet vested as of, July 1, 2005 based on the grant date fair value estimated in accordance with the original provisions of SFAS Number 123, and (b) compensation expense for all share-based payments granted subsequent to July 1, 2005 based on the grant date fair value estimated in accordance with the provisions of SFAS Number 123(R). Results of prior periods have not been restated.

As a result of adopting SFAS Number 123(R), the Company’s earnings before income taxes and net earnings for 2006, were $24 million and $15 million lower, respectively, than if the Company had continued to account for share-based compensation under SFAS Number 123. Basic and diluted earnings per share for 2006 were $.02 lower as a result of adopting SFAS Number 123(R).

The following table illustrates the effect on net earnings and earnings per share as if the fair value method had been applied to all outstanding and unvested employee stock options and restricted stock awards in each year.

	2006	2005	2004
	(In thousands, except per share amounts)

Net earnings, as reported	$1,312,070	$1,044,385	$494,710
Add: stock-based compensation expense reported in net earnings, net of related tax	41,834	18,101	4,566
Deduct: stock-based compensation expense determined under fair value method, net of related tax	41,834	18,101	8,748
Pro forma net earnings	$1,312,070	$1,044,385	$490,528

Basic earnings per common share:
As reported	$2.01	$1.60	$.76
Pro forma	$2.01	$1.60	$.76
Diluted earnings per common share:
As reported	$2.00	$1.59	$.76
Pro forma	$2.00	$1.59	$.75

CONSOLIDATED STATEMENTS OF EARNINGS

Archer Daniels Midland Company

	Year Ended June 30,
	2006	2005	2004
	(In thousands, except per share amounts)

Net sales and other operating income	$36,596,111	$35,943,810	$36,151,394
Cost of products sold	33,630,297	33,512,471	34,003,070
Gross Profit	2,965,814	2,431,339	2,148,324

Selling, general, and administrative expenses	1,192,683	1,080,811	1,401,833
Other expense (income) - net	(82,119)	(165,847)	28,480
Earnings Before Income Taxes	1,855,250	1,516,375	718,011

Income taxes	543,180	471,990	223,301

Net Earnings	$1,312,070	$1,044,385	$494,710

Basic earnings per common share	$2.01	$1.60	$.76

Diluted earnings per common share	$2.00	$1.59	$.76

Average number of shares outstanding - basic	653,588	654,242	647,698

Average number of shares outstanding - diluted	656,287	656,123	649,810

See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

Archer Daniels Midland Company

	June 30
ASSETS	2006	2005
	(In thousands)

Current Assets
Cash and cash equivalents	$1,112,853	$522,420
Segregated cash and investments	1,220,666	908,001
Receivables	4,471,201	4,102,263
Inventories	4,677,508	3,906,698
Other assets	344,049	271,319
Total Current Assets	11,826,277	9,710,701

Investments and Other Assets
Investments in and advances to affiliates	1,985,662	1,879,501
Long-term marketable securities	1,110,177	1,049,952
Goodwill	322,292	325,167
Other assets	731,590	448,404
	4,149,721	3,703,024

Property, Plant, and Equipment
Land	214,091	209,130
Buildings	2,774,164	2,660,267
Machinery and equipment	11,131,992	10,962,390
Construction in progress	430,997	298,963
	14,551,244	14,130,750
Allowances for depreciation	(9,258,212)	(8,946,370)

	5,293,032	5,184,380

	$21,269,030	$18,598,105

CONSOLIDATED BALANCE SHEETS

Archer Daniels Midland Company

	June 30
LIABILITIES AND SHAREHOLDERS' EQUITY	2006	2005
	(In thousands)

Current Liabilities
Short-term debt	$549,419	$425,808
Accounts payable	4,014,392	3,399,352
Accrued expenses	1,521,188	1,318,766
Current maturities of long-term debt	79,768	222,938
Total Current Liabilities	6,164,767	5,366,864

Long-Term Liabilities
Long-term debt	4,050,323	3,530,140
Deferred income taxes	756,600	779,427
Other	490,460	488,202
	5,297,383	4,797,769

Shareholders' Equity
Common stock	5,511,019	5,385,840
Reinvested earnings	4,081,490	3,011,015
Accumulated other comprehensive income	214,371	36,617
	9,806,880	8,433,472

	$21,269,030	$18,598,105

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Archer Daniels Midland Company

	Year Ended June 30,
	2006	2005	2004
	(In thousands)
Operating Activities
Net earnings	$1,312,070	$1,044,385	$494,710
Adjustments to reconcile net earnings to net cash provided by operating activities
Depreciation	656,714	664,652	685,613
Asset abandonments and goodwill impairments	71,264	41,548	50,576
Deferred income taxes	(105,646)	241,671	(67,505)
(Gain) loss on marketable securities transactions	(39,803)	(113,299)	(23,968)
Equity in (earnings) loss of affiliates, net of dividends	(69,334)	(91,280)	(84,930)
Stock contributed to employee benefit plans	25,089	23,840	23,281
Pension and postretirement payments in excess of accruals	(164,141)	840	(43,888)
Other - net	91,410	41,892	(15,250)
Changes in operating assets and liabilities
Segregated cash and investments	(239,842)	(37,319)	(316,423)
Receivables	(177,430)	(216,967)	(378,501)
Inventories	(600,588)	825,486	(950,792)
Other assets	(28,246)	(35,056)	(6,724)
Accounts payable and accrued expenses	644,524	(264,214)	667,140
Total Operating Activities	1,376,041	2,126,179	33,339

Investing Activities
Purchases of property, plant, and equipment	(762,009)	(623,819)	(509,237)
Proceeds from sales of property, plant, and equipment	53,704	43,611	57,226
Net assets of businesses acquired	(182,213)	(24,238)	(93,022)
Investments in and advances to affiliates	(125,625)	(112,018)	(112,984)
Distributions from affiliates, excluding dividends	57,690	157,824	122,778
Purchases of marketable securities	(684,940)	(1,433,412)	(857,786)
Proceeds from sales of marketable securities	581,489	1,674,180	786,492
Other - net	(6,637)	16,364	32,098
Total Investing Activities	(1,068,541)	(301,508)	(574,435)

Financing Activities
Long-term debt borrowings	643,544	18,547	4,366
Long-term debt payments	(265,988)	(185,913)	(32,381)
Net borrowings (payments) under line of credit agreements	104,548	(1,357,456)	483,764
Purchases of treasury stock	(1,585)	(139,112)	(4,113)
Cash dividends	(241,995)	(209,425)	(174,109)
Other	44,409	30,901	38,817
Total Financing Activities	282,933	(1,842,458)	316,344

Increase (Decrease) in Cash and Cash Equivalents	590,433	(17,787)	(224,752)
Cash and Cash Equivalents - Beginning of Year	522,420	540,207	764,959
Cash and Cash Equivalents - End of Year	$1,112,853	$522,420	$540,207

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Archer Daniels Midland Company

				Accumulated
				Other	Total
	Common Stock		Reinvested	Comprehensive	Shareholders'
	Shares	Amount	Earnings	Income (Loss)	Equity
	(In thousands)

Balance June 30, 2003	644,855	$5,373,005	$1,863,150	$(166,958)	$7,069,197

Comprehensive income
Net earnings			494,710
Other comprehensive income				249,913
Total comprehensive income					744,623
Cash dividends paid-$.27 per share			(174,109)		(174,109)
Treasury stock purchases	(309)	(4,113)			(4,113)
Other	6,202	62,618			62,618
Balance June 30, 2004	650,748	5,431,510	2,183,751	82,955	7,698,216

Comprehensive income
Net earnings			1,044,385
Other comprehensive income (loss)				(46,338)
Total comprehensive income					998,047
Cash dividends paid-$.32 per share			(209,425)		(209,425)
Treasury stock purchases	(7,095)	(139,112)			(139,112)
Other	6,746	93,442	(7,696)		85,746
Balance June 30, 2005	650,399	5,385,840	3,011,015	36,617	8,433,472

Comprehensive income
Net earnings			1,312,070
Other comprehensive income				177,754
Total comprehensive income					1,489,824
Cash dividends paid-$.37 per share			(241,995)		(241,995)
Treasury stock purchases	(43)	(1,585)			(1,585)
Other	5,329	126,764	400		127,164
Balance June 30, 2006	655,685	$5,511,019	$4,081,490	$214,371	$9,806,880

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Archer Daniels Midland Company

Note 1-Acquisitions

The 2006, 2005, and 2004 acquisitions were accounted for as purchases in accordance with SFAS Number 141, Business Combinations. Accordingly, the tangible assets and liabilities have been adjusted to fair values with the remainder of the purchase price, if any, recorded as goodwill. The identifiable intangible assets acquired as part of these acquisitions are not material.

2006 Acquisitions

During 2006, the Company acquired twelve businesses for a total cost of $182 million. The Company has recorded a preliminary allocation of the purchase price related to these acquisitions. This purchase price allocation resulted in goodwill of $3 million, of which $2 million and $1 million were assigned to the Agricultural Services and Other segments, respectively. In addition, the portion of the purchase price allocated to current assets, property, plant, and equipment, other long-term assets, and current liabilities, was $64 million, $79 million, $59 million, and $25 million, respectively.

2005 Acquisitions

During 2005, the Company acquired five businesses for a total cost of $24 million. The Company recorded no goodwill related to these acquisitions.

2004 Acquisitions

During 2004, the Company acquired five businesses for a total cost of $94 million. The Company recorded no goodwill related to these acquisitions.

Notes to Consolidated Financial Statements

Archer Daniels Midland Company

Note 2-Marketable Securities and Cash Equivalents

		Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value
2006	(In thousands)
United States government obligations
Maturity less than 1 year	$359,384	$322	$(175)	$359,531
Maturity 1 to 5 years	50,163	─	(1,222)	48,941

Other debt securities
Maturity less than 1 year	609,242	662	(367)	609,537
Maturity 1 to 5 years	181,975	50	(2,664)	179,361
Maturity 5 to 10 years	59,195	─	(1,520)	57,675
Maturity greater than 10 years	193,650	1	(9,055)	184,596

Equity securities
Available-for-sale	318,008	320,669	(18,958)	619,719
Trading	19,885	─	─	19,885
	$1,791,502	$321,704	$(33,961)	$2,079,245

		Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value
2005	(In thousands)
United States government obligations
Maturity less than 1 year	$203,157	$226	$(229)	$203,154
Maturity 5 to 10 years	49,355	─	(66)	49,289

Other debt securities
Maturity less than 1 year	168,568	─	(212)	168,356
Maturity 1 to 5 years	41,000	─	(209)	40,791
Maturity 5 to 10 years	75,000	─	(526)	74,474
Maturity greater than 10 years	225,331	─	(3,885)	221,446

Equity securities
Available-for-sale	304,430	344,700	(1,769)	647,361
Trading	16,591	─	─	16,591
	$1,083,432	$344,926	$(6,896)	$1,421,462

Of the $34 million in unrealized losses at June 30, 2006, $4 million of unrealized losses arose within the last 12 months, $25 million of unrealized losses arose within the last 24 months, and the remaining $5 million of unrealized losses arose within the last 36 months. The market value of United States government obligations and other debt securities with unrealized losses as of June 30, 2006 is $527 million. The $15 million of unrealized losses associated with United States government obligations and other debt securities are not considered to be other-than-temporary because their unrealized losses are related to changes in interest rates and do not affect the expected cash flows to be received upon maturity of these investments or the credit quality of the issuer. The market value of available-for-sale equity securities with unrealized losses as of June 30, 2006 is $78 million. The $19 million of unrealized losses associated with available-for-sale equity securities are principally related to long-term strategic investments. The Company has the intent and ability to hold its debt and equity securities for a period of time sufficient to recover all unrealized losses. The Company has not recognized any other-than-temporary impairments for its debt and equity securities.

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

The Company also values certain inventories using the lower of cost, determined by either the LIFO or FIFO method, or market.

	2006	2005
	(In thousands)
LIFO inventories
FIFO value	$437,942	$339,964
LIFO valuation reserve	(8,740)	(20,732)
LIFO inventories carrying value	429,202	319,232
FIFO inventories	1,427,597	1,292,822
Market inventories	2,820,709	2,294,644
	$4,677,508	$3,906,698

The Company, from time to time, uses futures contracts to fix the purchase price of anticipated volumes of commodities to be purchased and processed in a future month. The Company also uses futures, options, and swaps to fix the purchase price of the Company’s anticipated natural gas requirements for certain production facilities. In addition, certain of the Company’s ethanol sales contracts are indexed to unleaded gasoline prices. The Company uses futures and options to fix the sales price of anticipated volumes of these ethanol sales in future months. These derivatives are designated as cash flow hedges. The changes in the market value of such derivative contracts have historically been, and are expected to continue to be, highly effective at offsetting changes in price movements of the hedged item. The amounts representing the ineffectiveness of these cash flow hedges are immaterial. Gains and losses arising from open and closed hedging transactions are deferred in other comprehensive income (loss), net of applicable income taxes, and recognized as a component of cost of products sold in the statement of earnings when the hedged item is recognized. As of June 30, 2006, the Company has recorded $37 million of after-tax losses in other comprehensive income (loss) related to gains and losses from cash flow hedge transactions. The Company expects to recognize $33 million of these after-tax losses in the statement of earnings during fiscal 2007, and the remaining $4 million of after-tax losses are expected to be recognized in the statement of earnings during the first two quarters of fiscal 2008.

At June 30, 2006, other comprehensive income (loss) included a $7 million after-tax gain related to a treasury-lock agreement entered into and settled during 2006. This treasury-lock agreement was designated as a cash flow hedge of the anticipated proceeds from the Company’s issuance of $600 million of debentures in September 2005. The Company will recognize the $7 million after-tax gain in the statement of earnings over the term of the debentures. At June 30, 2006, other comprehensive income (loss) also included $6 million in after-tax gains representing the Company’s share of derivative gains reported by unconsolidated affiliates of the Company.

Notes to Consolidated Financial Statements

Archer Daniels Midland Company

Note 4-Investments in and Advances to Affiliates

The Company has ownership interests in non-majority-owned affiliates accounted for under the equity method. The Company had 89 and 83 unconsolidated affiliates as of June 30, 2006 and 2005, respectively, located in North and South America, Africa, Europe, and Asia. During fiscal 2006, the Company made initial investments in 14 unconsolidated affiliates and disposed of its investments in 8 affiliates. The following table summarizes the combined balance sheets and the combined statements of earnings of the Company’s unconsolidated affiliates as of and for each of the three years ended June 30, 2006, 2005, and 2004.

	2006	2005	2004
	(In thousands)
Current assets	$6,715,264	$6,240,670
Non-current assets	8,778,336	7,384,141
Current liabilities	4,963,803	4,746,450
Non-current liabilities	2,309,241	1,912,285
Minority interests	935,193	430,530
Net assets	$7,285,363	$6,535,546

Net sales	$20,303,534	$20,214,914	$17,744,217
Gross profit	2,327,844	2,310,413	1,991,947
Net income (loss)	793,094	757,539	819,201

Undistributed earnings of the Company’s unconsolidated affiliates as of June 30, 2006, are $501 million.

Two foreign affiliates for which the Company has a carrying value of $374 million have a market value of $433 million based on quoted market prices and exchange rates at June 30, 2006.

Notes to Consolidated Financial Statements

Archer Daniels Midland Company

Note 5-Goodwill

The Company accounts for its goodwill and other intangible assets in accordance with SFAS Number 142, Goodwill and Other Intangible Assets. Under this standard, goodwill and intangible assets deemed to have indefinite lives are not amortized but are subject to annual impairment tests. The Company recorded a $10 million goodwill impairment charge during 2006 based on the annual impairment tests. The carrying value of the Company’s other intangible assets is not material.

Goodwill balances attributable to consolidated businesses and investments in affiliates, by segment, are set forth in the following table.

	2006			2005
	Consolidated	Investments		Consolidated	Investments
	Businesses	in Affiliates	Total	Businesses	In Affiliates	Total
	(In thousands)			(In thousands)

Oilseeds Processing	$11,363	$9,144	$20,507	$12,279	$9,141	$21,420
Corn Processing	76,961	7,074	84,035	76,961	7,074	84,035
Agricultural Services	8,567	15,683	24,250	6,771	8,670	15,441
Other	126,380	67,120	193,500	137,151	67,120	204,271
Total	$223,271	$99,021	$322,292	$233,162	$92,005	$325,167

The changes in goodwill during 2006 are related to acquisitions, the disposal of a subsidiary, goodwill impairments, and foreign currency translation adjustments.

Notes to Consolidated Financial Statements

Archer Daniels Midland Company

Note 6-Debt and Financing Arrangements
	2006		2005
	(In thousands)
5.375% Debentures $600 million face amount,
due in 2035	$584,802	$	─

5.935% Debentures $500 million face amount,
due in 2032	493,729		493,491

7.0% Debentures $400 million face amount,
due in 2031	397,664		397,569

7.5% Debentures $343 million face amount
($350 million in 2005), due in 2027	341,151		348,076

8.125% Debentures $300 million face amount,
due in 2012	298,959		298,827

8.875% Debentures $298 million face amount
($300 million in 2005), due in 2011	297,191		299,053

6.625% Debentures $298 million face amount
($300 million in 2005), due in 2029	296,212		298,677

8.375% Debentures $295 million face amount
($300 million in 2005), due in 2017	291,166		295,568

7.125% Debentures $250 million face amount,
due in 2013	249,673		249,636

6.95% Debentures $250 million face amount,
due in 2097	246,300		246,270

6.75% Debentures $200 million face amount,
due in 2027	196,346		196,222

Other	436,898		629,689
Total long-term debt	4,130,091		3,753,078
Current maturities	(79,768)		(222,938)
	$4,050,323		$3,530,140

During 2006, the Company issued $600 million of debentures that are due in 2035 and bear interest at 5.375%. At June 30, 2006, the fair value of the Company’s long-term debt exceeded the carrying value by $257 million, as estimated by using quoted market prices or discounted future cash flows based on the Company’s current incremental borrowing rates for similar types of borrowing arrangements.

The aggregate maturities of long-term debt for the five years after June 30, 2006 are $80 million, $66 million, $43 million, $44 million, and $507 million, respectively.

At June 30, 2006, the Company had pledged certain property, plant, and equipment with a carrying value of $446 million as security for certain long-term debt obligations.

At June 30, 2006, the Company had lines of credit totaling $3.6 billion, of which $3.1 billion was unused. The weighted average interest rates on short-term borrowings outstanding at June 30, 2006 and 2005 were 5.25% and 3.75%, respectively. Of the Company’s total lines of credit, $2.3 billion support a commercial paper borrowing facility, against which there were no borrowings at June 30, 2006.

The Company has outstanding standby letters of credit and surety bonds at June 30, 2006 and 2005 totaling $334 million and $223 million, respectively.

Notes to Consolidated Financial Statements

Archer Daniels Midland Company

Note 7-Shareholders' Equity

The Company has authorized one billion shares of common stock and 500,000 shares of preferred stock, each without par value. No preferred stock has been issued. At June 30, 2006 and 2005, the Company had approximately 16.3 million and 21.5 million shares, respectively, in treasury. Treasury stock of $238 million at June 30, 2006, and $315 million at June 30, 2005, is recorded at cost as a reduction of common stock.

The Company’s employee stock compensation plans provide for the granting of options to employees to purchase common stock of the Company pursuant to the Company’s 1996 Stock Option Plan, 1999 Incentive Compensation Plan, and 2002 Incentive Compensation Plan. These options are issued at market value on the date of grant and expire five to ten years after the date of grant. The vesting requirements of awards under the plans range from four to nine years based upon the terms of each option grant.

The Company’s 1999 and 2002 Incentive Compensation Plans provide for the granting of restricted stock awards at no cost to certain officers and key employees. The awarded shares are made in common stock and vest at the end of a three-year restriction period. During 2006, 2005 and 2004, 2.4 million, 2.5 million, and 1.1 million common shares, respectively, were granted as restricted stock awards. At June 30, 2006, there were 1.1 million and 12.9 million shares available for future grants pursuant to the 1999 and 2002 plans, respectively.

Compensation expense for option grants and restricted stock awards granted to employees is generally recognized on a straight-line basis during the service period of the respective grant. Certain of the Company’s option grants and restricted stock awards continue to vest upon the recipient’s retirement from the Company and compensation expense related to option grants and restricted stock awards granted to retirement eligible employees is recognized in earnings on the date of grant. Total compensation expense for option grants and restricted stock awards recognized during 2006 and 2005 was $67 million and $29 million, respectively. Total compensation expense for restricted stock awards recognized during 2004 was $7 million.

The fair value of each option grant is estimated as of the date of grant using the Black-Scholes single option pricing model. The volatility assumption used in the Black-Scholes single option pricing model is based on the historical volatility of the Company’s stock. The volatility of the Company’s stock was calculated based upon the monthly closing price of the Company’s stock for the eight-year period immediately prior to the date of grant. The average expected life represents the period of time that option grants are expected to be outstanding. The risk-free rate is based on the rate of U.S. Treasury zero-coupon issues with a remaining term equal to the expected life of option grants. The assumptions used in the Black-Scholes single option pricing model are as follows.

	2006	2005	2004

Dividend yield	2%	2%	2%
Risk-free interest rate	4%	4%	4%
Stock volatility	31%	27%	28%
Average expected life (years)	8	9	9

A summary of option activity during 2006 is presented below:

	Shares	Weighted-Average Exercise Price
	(In thousands, except per share amounts)
Shares under option at June 30, 2005	10,523	$13.19
Granted	3,210	21.56
Exercised	(3,005)	12.48
Forfeited or expired	(792)	15.29
Shares under option at June 30, 2006	9,936	$15.94
Exercisable at June 30, 2006	1,623	$12.13

The weighted-average remaining contractual term of options outstanding and exercisable at June 30, 2006 is 7 years and 4 years, respectively. The aggregate intrinsic value of options outstanding and exercisable at June 30, 2006 is $252 million and $47 million, respectively. The weighted-average grant-date fair values of options granted during 2006, 2005, and 2004 were $7.52, $5.41, and $4.72 respectively. The total intrinsic values of options exercised during 2006, 2005, and 2004 were $60 million, $33 million, and $18 million, respectively. Cash proceeds received from options exercised during 2006, 2005, and 2004 were $30 million, $31 million, and $39 million, respectively.

At June 30, 2006, there was $33 million of total unrecognized compensation expense related to option grants. Amounts to be recognized as compensation expense during the next five fiscal years are $10 million, $9 million, $7 million, $4 million, and $2 million, respectively.

The fair value of restricted shares is determined based on the market value of the Company’s shares on the grant date. The weighted-average grant-date fair values of shares granted during 2006 and 2005 were $22.04 and $15.73, respectively.

A summary of restricted shares activity during 2006 is presented below:

		Weighted Average
	Shares	Grant-Date Fair Value
	(In thousands, except per share amounts)

Non-vested at June 30, 2005	4,434	$14.35
Granted	2,447	22.04
Vested	(930)	11.33
Forfeited	(326)	15.93
Non-vested at June 30, 2006	5,625	$18.11

At June 30, 2006 there was $33 million of total unrecognized compensation expense related to restricted shares. Amounts to be recognized as compensation expense during the next three fiscal years are $22 million, $10 million, and $1 million, respectively. The total fair value of restricted shares vested during 2006 was $11 million.

Notes to Consolidated Financial Statements

Archer Daniels Midland Company

Note 8-Accumulated Other Comprehensive Income (Loss)

The following table sets forth information with respect to accumulated other comprehensive income (loss):

	Foreign	Deferred	Minimum	Unrealized	Accumulated
	Currency	Gain (Loss)	Pension	Gain (Loss)	Other
	Translation	on Hedging	Liability	on	Comprehensive
	Adjustment	Activities	Adjustment	Investments	Income (Loss)
	(In thousands)

Balance at June 30, 2003	$(123,001)	$14,174	$(141,463)	$83,332	$(166,958)

Unrealized gains (losses)	97,044	14,292	19,227	250,876	381,439
(Gains) losses reclassified to net earnings		(22,834)		(11,042)	(33,876)
Tax effect		3,379	(9,330)	(91,699)	(97,650)
Net of tax amount	97,044	(5,163)	9,897	148,135	249,913
Balance at June 30, 2004	(25,957)	9,011	(131,566)	231,467	82,955

Unrealized gains (losses)	8,528	9,677	(53,274)	33,655	(1,414)
(Gains) losses reclassified to net earnings		(14,292)		(35,889)	(50,181)
Tax effect		1,705	19,685	(16,133)	5,257
Net of tax amount	8,528	(2,910)	(33,589)	(18,367)	(46,338)
Balance at June 30, 2005	(17,429)	6,101	(165,155)	213,100	36,617

Unrealized gains (losses)	107,356	(42,095)	212,315	(23,868)	253,708
(Gains) losses reclassified to net earnings		(9,677)		(16,653)	(26,330)
Tax effect		21,749	(78,053)	6,680	(49,624)
Net of tax amount	107,356	(30,023)	134,262	(33,841)	177,754
Balance at June 30, 2006	$89,927	$(23,922)	$(30,893)	$179,259	$214,371

Notes to Consolidated Financial Statements

Archer Daniels Midland Company

Note 9-Other Expense (Income) - Net

	2006	2005	2004
	(In thousands)
Interest expense	$365,180	$326,580	$341,991
Investment income	(204,083)	(135,346)	(116,352)
Net (gain) loss on marketable
securities transactions	(39,803)	(113,299)	(23,968)
Equity in (earnings) losses
of unconsolidated affiliates	(174,339)	(228,865)	(180,716)
Other - net	(29,074)	(14,917)	7,525
	$(82,119)	$(165,847)	$28,480

Interest expense is net of interest capitalized of $11 million, $11 million, and $7 million in 2006, 2005, and 2004, respectively.

The Company made interest payments of $365 million, $326 million, and $361 million in 2006, 2005, and 2004, respectively.

Realized gains on sales of available-for-sale marketable securities totaled $41 million, $114 million, and $24 million in 2006, 2005, and 2004, respectively. Realized losses totaled $1 million in both 2006 and 2005. There were no realized losses in 2004.

Notes to Consolidated Financial Statements

Archer Daniels Midland Company

Note 10-Income Taxes

For financial reporting purposes, earnings before income taxes include the follwing components:

	2006	2005	2004
	(In thousands)

United States	$1,321,325	$977,966	$369,153
Foreign	533,925	538,409	348,858
	$1,855,250	$1,516,375	$718,011

Significant components of income taxes are as follows:

	2006	2005	2004
	(In thousands)
Current
Federal	$490,062	$188,456	$159,450
State	33,583	39,752	19,770
Foreign	121,322	2,111	141,985
Deferred
Federal	(105,147)	135,806	(50,601)
State	27	5,576	(3,312)
Foreign	3,333	100,289	(43,991)
	$543,180	$471,990	$223,301

Significant components of the Company's deferred tax liabilities and assets are as follows:
	2006	2005
	(In thousands)
Deferred tax liabilities
Depreciation	$633,484	$674,927
Bond discount amortization	20,236	22,760
Unrealized gain on marketable securities	106,664	137,025
Equity in earnings of affiliates	46,141	95,777
Other	84,859	72,333
	891,384	1,002,822

Deferred tax assets
Pension and postretirement benefits	29,687	148,728
Reserves and other accruals	18,632	20,155
Tax credit carryforwards, net	47,944	20,852
Other	84,832	38,516
	181,095	228,251

Net deferred tax liabilities	710,289	774,571

Current net deferred tax assets included
in other assets	46,311	4,856
Non-current net deferred tax liabilities	$756,600	$779,427

Reconciliation of the statutory federal income tax rate to the Company's effective tax rate on earnings is as follows:

	2006	2005	2004
Statutory rate	35.0%	35.0%	35.0%
Export tax incentives	(1.8)	(2.6)	(5.0)
State income taxes, net of
federal tax benefit	1.9	1.4	1.9
Foreign earnings taxed at rates
other than the U.S. statutory rate	(4.7)	(4.0)	(3.8)
Adjustment of income taxes to
filed tax returns	(2.2)	─	─
Other	1.1	1.3	3.0

Effective rate	29.3%	31.1%	31.1%

The Company made income tax payments of $508 million, $238 million, and $273 million in 2006, 2005, and 2004, respectively.

The Company has $85 million and $105 million of tax assets for net operating loss carryforwards related to certain international subsidiaries at June 30, 2006 and 2005, respectively. As of June 30, 2006, approximately $73 million of these assets have no expiration date, and the remaining $12 million expire at various times through fiscal 2011. The annual usage of certain of these assets is limited to a percentage of the taxable income of the respective international subsidiary for the year. The Company has recorded a valuation allowance of $59 million and $83 million against these tax assets at June 30, 2006 and 2005, respectively, due to the uncertainty of their realization. The Company also has $36 million of tax assets related to excess foreign tax credits which expire in fiscal 2014 and $26 million of tax assets related to state income tax incentive credits which expire at various times through fiscal 2010. The Company has recorded a valuation allowance of $14 million against the state income tax incentive credits at June 30, 2006 due to the uncertainty of their realization.

Undistributed earnings of the Company's foreign subsidiaries and affiliated corporate joint venture companies accounted for on the equity method amounting to approximately $2.2 billion at June 30, 2006 are considered to be permanently reinvested, and accordingly, no provision for U.S. income taxes has been provided thereon. It is not practicable to determine the deferred tax liability for temporary differences related to these undistributed earnings.

Notes to Consolidated Financial Statements

Archer Daniels Midland Company

Note 11-Leases

The Company leases manufacturing and warehouse facilities, real estate, transportation assets, and other equipment under non-cancelable operating leases which expire at various dates through the year 2076. Rent expense for 2006, 2005, and 2004 was $129 million, $116 million, and $121 million, respectively. Future minimum rental payments for non-cancelable operating leases with initial or remaining terms in excess of one year are as follows:

Fiscal years	(In thousands)

2007	$77,457
2008	60,481
2009	47,946
2010	35,361
2011	20,970
Thereafter	135,613
Total minimum lease payments	$377,828

Notes to Consolidated Financial Statements

Archer Daniels Midland Company

Note 12-Employee Benefit Plans

The Company provides substantially all domestic employees and employees at certain international subsidiaries with pension benefits. The Company also provides substantially all domestic salaried employees with postretirement health care and life insurance benefits.

The Company has savings and investment plans available to employees. The Company also maintains stock ownership plans for qualifying employees. The Company contributes shares of its stock to the plans to match qualifying employee contributions. Employees have the choice of retaining Company stock in their accounts or diversifying the shares into other investment options. Expense is measured and recorded based upon the fair market value of the stock contributed to the plans each month. The number of shares designated for use in the plans is not significant compared to the shares outstanding for the periods presented. Assets of the Company’s defined contribution savings plans consist primarily of listed common stocks and pooled funds. The Company’s defined contribution savings plans held 20.1 million shares of Company common stock at June 30, 2006, with a market value of $829 million. Cash dividends received on shares of Company common stock by these plans during the year ended June 30, 2006 were $8 million.

	Pension Benefits			Postretirement Benefits
	2006	2005	2004	2006	2005	2004
	(In thousands)			(In thousands)
Retirement plan expense
Defined benefit plans:
Service cost (benefits earned during the period)	$58,869	$58,092	$48,749	$6,663	$6,467	$6,121
Interest cost	86,568	79,267	70,133	8,526	7,704	7,711
Expected return on plan assets	(80,789)	(68,259)	(57,947)	-	-	-
Curtailment	9,913	-	-	-	-	-
Amortization of actuarial loss (gain)	35,024	32,582	23,865	431	91	61
Other amortization	4,832	4,273	3,721	(1,116)	(1,116)	(1,116)
Net periodic defined benefit plan expense	114,417	105,955	88,521	14,504	13,146	12,777
Defined contribution plans:	26,616	25,046	23,622	-	-	-
Total retirement plan expense	$141,033	$131,001	$112,143	$14,504	$13,146	$12,777

The Company uses a March 31 measurement date for substantially all defined benefit plans. The following tables set forth changes in the defined benefit obligation and the fair value of defined benefit plan assets:

	Pension Benefits		Postretirement Benefits
	2006	2005	2006	2005
	(In thousands)		(In thousands)
Benefit obligation, beginning	$1,599,388	$1,398,429	$151,064	$136,403
Service cost	58,869	58,092	6,663	6,467
Interest cost	86,568	79,267	8,526	7,704
Actuarial loss (gain)	(8,759)	83,093	4,265	5,636
Curtailment	9,657	-	-	-
Employee contributions	2,445	2,996	1,273	881
Benefits paid	(62,190)	(59,154)	(6,566)	(5,993)
Plan amendments	16,263	8,328	-	(89)
Acquisitions and divestitures	(26,633)	21,561	-	-
Foreign currency effects	31,399	6,776	76	55
Benefit obligation, ending	$1,707,007	$1,599,388	$165,301	$151,064

Fair value of plan assets, beginning	$1,068,381	$912,549	$-	$-
Actual return on plan assets	168,406	96,860	-	-
Employer contributions	286,195	99,961	5,293	5,112
Employee contributions	2,445	2,996	1,273	881
Benefits paid	(62,190)	(59,154)	(6,566)	(5,993)
Plan amendments	-	3,417	-	-
Acquisitions and divestitures	(18,344)	5,247	-	-
Foreign currency effects	22,861	6,505	-	-
Fair value of plan assets, ending	$1,467,754	$1,068,381	$-	$-

Funded status	$(239,253)	$(531,007)	$(165,301)	$(151,064)
Unamortized transition amount	2,727	(553)	-	-
Unrecognized net loss	299,206	436,401	24,127	20,257
Unrecognized prior service costs	44,307	42,901	(10,051)	(11,167)
Adjustment for fourth quarter contributions	6,155	1,758	-	-
Pension asset (liability) recognized in the balance sheet	$113,142	$(50,500)	$(151,225)	$(141,974)

Prepaid benefit cost	$255,406	$23,586	$-	$-
Accrued benefit liability - current	(31,384)	(196,925)	-	-
Accrued benefit liability - long-term	(159,934)	(179,333)	(151,225)	(141,974)
Intangible asset	3,912	42,604	-	-
Accumulated other comprehensive loss	45,142	259,568	-	-
Net amount recognized, June 30	$113,142	$(50,500)	$(151,225)	$(141,974)

The following table sets forth the principal assumptions used in developing the benefit obligation and the net periodic pension expense:

	Pension Benefits		Postretirement Benefits
	2006	2005	2006	2005
Discount rate	5.5%	5.4%	6.0%	5.8%
Expected return on plan assets	7.3%	7.2%	N/A	N/A
Rate of compensation increase	3.7%	3.7%	N/A	N/A

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with projected benefit obligations in excess of plan assets were $1.3 billion, $1.1 billion, and $1.1 billion, respectively, as of June 30, 2006, and $1.5 billion, $1.3 billion, and $980 million, respectively, as of June 30, 2005. The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $213 million, $198 million, and $25 million, respectively, as of June 30, 2006, and $1.3 billion, $1.2 billion, and $835 million, respectively, as of June 30, 2005. The accumulated benefit obligation for all pension plans as of June 30, 2006 and 2005, was $1.5 billion and $1.4 billion, respectively.

For postretirement benefit measurement purposes, a 10.0% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2006. The rate was assumed to decrease gradually to 5.0% for 2011 and remain at that level thereafter.

Assumed health care cost trend rates have a significant impact on the amounts reported for the health care plans. A 1% change in assumed health care cost trend rates would have the following effect:

	1% Increase	1% Decrease
	(In thousands)
Effect on combined service and interest cost components	$1,789	$(1,581)
Effect on accumulated postretirement benefit obligations	$10,917	$(10,241)

Plan Assets

The following table sets forth the actual asset allocation for the Company’s global pension plan assets as of the measurement date:

	2006[1]	2005

Equity Securities [2]	50%	54%
Debt securities	49%	45%
Other	1%	1%
Total	100%	100%

1
The Company’s U.S. pension plans contain approximately 65% of the Company’s global pension plan assets. The target asset allocation for the Company’s U.S. pension plans consists of 60% equity securities and 40% debt securities. The actual asset allocation for the U.S. pension plans as of the measurement date consists of 56% equity securities and 44% debt securities. The actual asset allocation for the Company’s foreign pension plans as of the measurement date consists of 39% equity securities, 59% debt securities, and 2% in other investments. The target asset allocation for the Company’s foreign pension plans is approximately the same as the actual asset allocation.

2
The Company’s pension plans held 3.3 million shares of Company common stock as of the measurement date, March 31, 2006, with a market value of $113 million. Cash dividends received on shares of Company common stock by these plans during the twelve-month period ended March 31, 2006, were $1 million.

Investment objectives for the Company’s plan assets are to:

•	Optimize the long-term return on plan assets at an acceptable level of risk.
•	Maintain a broad diversification across asset classes and among investment managers.
•	Maintain careful control of the risk level within each asset class.
•	Focus on a long-term return objective.

Asset allocation targets promote optimal expected return and volatility characteristics given the long-term time horizon for fulfilling the obligations of the pension plans. Selection of the targeted asset allocation for plan assets was based upon a review of the expected return and risk characteristics of each asset class, as well as the correlation of returns among asset classes. The U.S. pension plans target asset allocation was also based on an asset and liability study concluded in January 2005.

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

External consultants monitor the investment strategy and asset mix for the Company’s plan assets. To develop the Company’s expected long-term rate of return assumption on plan assets, the Company generally uses long-term historical return information for the targeted asset mix identified in asset and liability studies. Adjustments are made to the expected long-term rate of return assumption when deemed necessary based upon revised expectations of future investment performance of the overall investment markets. The expected long-term rate of return assumption used in computing 2006 net periodic pension cost for the pension plans was 7.3%.

Contributions and Expected Future Benefit Payments

The Company expects to contribute $31 million to the pension plans and $6 million to the postretirement benefit plan during 2007.

The following benefit payments, which reflect expected future service, are expected to be paid:

	Pension Benefits	Postretirement Benefits
	(In thousands)

2007	$63,538	$5,909
2008	69,189	6,567
2009	73,489	7,442
2010	78,118	8,456
2011	82,527	9,550
2012 - 2016	485,483	59,418

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

Intersegment sales have been recorded at amounts approximating market. Operating profit for each segment is based on net sales less identifiable operating expenses, including an interest charge related to working capital usage. Also included in operating profit are the related equity in earnings of affiliates based on the equity method of accounting. General corporate expenses, investment income, unallocated interest expense, marketable securities transactions, and FIFO to LIFO inventory adjustments have been excluded from segment operations and classified as Corporate. Gross additions to property, plant, and equipment represent purchases of property, plant, and equipment plus amounts allocated to property, plant, and equipment related to acquired businesses.

Segment Information

	2006	2005	2004
	(In thousands)
Sales to external customers
Oilseeds Processing	$11,866,895	$11,803,309	$12,049,250
Corn Processing	4,860,083	4,363,924	4,005,181
Agricultural Services	15,439,567	15,198,831	15,638,341
Other	4,429,566	4,577,746	4,458,622
Total	$36,596,111	$35,943,810	$36,151,394

Intersegment sales
Oilseeds Processing	$151,019	$158,519	$178,056
Corn Processing	367,504	398,252	315,173
Agricultural Services	1,207,426	1,084,477	2,192,090
Other	115,020	109,268	108,655
Total	$1,840,969	$1,750,516	$2,793,974

Net sales
Oilseeds Processing	$12,017,914	$11,961,828	$12,227,306
Corn Processing	5,227,587	4,762,176	4,320,354
Agricultural Services	16,646,993	16,283,308	17,830,431
Other	4,544,586	4,687,014	4,567,277
Intersegment elimination	(1,840,969)	(1,750,516)	(2,793,974)
Total	$36,596,111	$35,943,810	$36,151,394

Interest expense
Oilseeds Processing	$84,698	$51,994	$36,942
Corn Processing	30,592	19,600	9,931
Agricultural Services	68,111	42,620	43,424
Other	113,869	77,956	56,387
Corporate	67,910	134,410	195,307
Total	$365,180	$326,580	$341,991

Depreciation
Oilseeds Processing	$155,538	$162,290	$168,836
Corn Processing	264,853	265,419	268,968
Agricultural Services	74,964	74,124	79,987
Other	137,295	139,502	144,625
Corporate	24,064	23,317	23,197
Total	$656,714	$664,652	$685,613

Equity in earnings of affiliates
Oilseeds Processing	$61,174	$18,346	$30,475
Corn Processing	49,774	39,962	33,286
Agricultural Services	18,571	17,879	12,359
Other	32,695	106,443	88,919
Corporate	12,125	46,235	15,677
Total	$174,339	$228,865	$180,716

Operating profit
Oilseeds Processing	$598,415	$344,654	$290,732
Corn Processing	877,358	530,233	660,947
Agricultural Services	275,469	261,659	249,863
Other	309,949	414,394	359,469
Total operating profit	2,061,191	1,550,940	1,561,011
Corporate	(205,941)	(34,565)	(843,000)
Earnings before income taxes	$1,855,250	$1,516,375	$718,011

Investments in and advances to affiliates
Oilseeds Processing	$430,040	$356,124
Corn Processing	204,457	163,817
Agricultural Services	231,026	207,805
Other	744,243	805,527
Corporate	375,896	346,228
Total	$1,985,662	$1,879,501

Identifiable assets
Oilseeds Processing	$5,522,442	$5,169,644
Corn Processing	3,026,926	2,769,364
Agricultural Services	3,246,816	2,912,294
Other	6,659,699	5,911,916
Corporate	2,813,147	1,834,887
Total	$21,269,030	$18,598,105

Gross additions to property, plant, and equipment
Oilseeds Processing	$215,861	$192,790
Corn Processing	313,365	263,483
Agricultural Services	157,720	82,910
Other	140,330	93,211
Corporate	13,293	14,984
Total	$840,569	$647,378

Geographic Information: The following geographic area data include net sales and other operating income attributed to the countries based on the location of the subsidiary making the sale and long-lived assets based on physical location. Long-lived assets represent the sum of the net book value of property, plant, and equipment plus goodwill related to consolidated businesses.

	2006	2005	2004
	(In thousands)
Net sales and other operating income
United States	$20,358,068	$19,450,145	$19,105,933
Germany	5,396,228	5,990,702	6,108,079
Other foreign	10,841,815	10,502,963	10,937,382
	$36,596,111	$35,943,810	$36,151,394
Long-lived assets
United States	$3,975,424	$3,920,060
Foreign	1,547,049	1,497,482
	$5,522,473	$5,417,542

Notes to Consolidated Financial Statements

Archer Daniels Midland Company

Note 14-Guarantees

The Company has entered into agreements, primarily debt guarantee agreements related to equity-method investees, which could obligate the Company to make future payments if the primary entity fails to perform its contractual obligation. The Company has not recorded a liability for payment of these contingent obligations, as the Company believes the fair value of these contingent obligations is immaterial. The Company has collateral for a portion of these contingent obligations. These contingent obligations totaled $250 million at June 30, 2006. Amounts outstanding under these contingent obligations were $159 million at June 30, 2006.

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

Under the supervision and with the participation of management, including its principal executive officer and principal financial officer, ADM’s management assessed the design and operating effectiveness of internal control over financial reporting as of June 30, 2006 based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that ADM’s internal control over financial reporting was effective as of June 30, 2006. Ernst & Young LLP, an independent registered public accounting firm, has issued an attestation report on management’s assessment of the Company’s internal control over financial reporting as of June 30, 2006. That report is included herein.

/s/ Patricia A. Woertz	/s/ Douglas J. Schmalz
Patricia A. Woertz	Douglas J. Schmalz
Chief Executive Officer and President	Senior Vice President & Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Archer Daniels Midland Company
Decatur, Illinois

We have audited the accompanying consolidated balance sheets of Archer Daniels Midland Company and subsidiaries as of June 30, 2006 and 2005, and the related consolidated statements of earnings, shareholders’ equity, and cash flows for each of the three years in the period ended June 30, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Archer Daniels Midland Company and subsidiaries at June 30, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 2006, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Archer Daniels Midland Company and subsidiaries’ internal control over financial reporting as of June 30, 2006, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated September 1, 2006, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

St. Louis, Missouri
September 1, 2006

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Archer Daniels Midland Company
Decatur, Illinois

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that Archer Daniels Midland Company and subsidiaries maintained effective internal control over financial reporting as of June 30, 2006, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Archer Daniels Midland Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

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

In our opinion, management’s assessment that Archer Daniels Midland Company and subsidiaries maintained effective internal control over financial reporting as of June 30, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Archer Daniels Midland Company and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of June 30, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Archer Daniels Midland Company and subsidiaries as of June 30, 2006 and 2005, and the related consolidated statements of earnings, shareholders’ equity, and cash flows for each of the three years in the period ended June 30, 2006, of Archer Daniels Midland Company and subsidiaries, and our report dated September 1, 2006, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

St. Louis, Missouri
September 1, 2006

Quarterly Financial Data (Unaudited)

Archer Daniels Midland Company

	Quarter
	First	Second	Third	Fourth	Year
	(In thousands, except per share amounts)
Fiscal 2006
Net Sales	$8,626,949	$9,298,985	$9,122,841	$9,547,336	$36,596,111
Gross Profit	582,711	783,468	770,732	828,903	2,965,814
Net Earnings	186,338	367,677	347,796	410,259	1,312,070
Basic Earnings Per Common Share	.29	.56	.53	.63	2.01
Diluted Earnings Per Common Share	.29	.56	.53	.62	2.00

Fiscal 2005
Net Sales	$8,972,411	$9,063,526	$8,484,171	$9,423,702	$35,943,810
Gross Profit	663,432	668,708	574,856	524,343	2,431,339
Net Earnings	266,297	313,509	269,095	195,484	1,044,385
Basic Earnings Per Common Share	.41	.48	.41	.30	1.60
Diluted Earnings Per Common Share	.41	.48	.41	.30	1.59

Net earnings for the three months and year ended June 30, 2006 include charges to cost of products sold of $34 million ($22 million after tax, equal to $.03 per share) and $61 million ($38 million after tax, equal to $.06 per share), respectively, related to the abandonment and write-down of certain long-lived assets, a charge to cost of products sold of $15 million ($9 million after tax, equal to $0.1 per share) related to the adoption of FIN 47, and a credit to other expense (income) of $17 million ($11 million after tax, equal to $.02 per share) related to the sale of long-lived assets. Net earnings for the three months and year ended June 30, 2006 also include a credit to cost of products sold of $27 million ($18 million after tax, equal to $.03 per share) related to Brazilian transactional tax credits. For the year ended June 30, 2006, net earnings include a credit to income taxes of $36 million ($.05 per share) related to the adjustment of state and federal income taxes to previously filed returns. The year ended June 30, 2006 also includes a credit to other expense (income) of $19 million ($12 million after tax, equal to $.02 per share) related to Brazilian transactional tax credits. Net earnings for the three months and year ended June 30, 2005 include charges to cost of products sold of $40 million ($25 million after tax, equal to $.04 per share) and $42 million ($26 million after tax, equal to $.04 per share), respectively, related to the abandonment and write-down of certain long-lived assets. For the year ended June 30, 2005, net earnings include a gain of $159 million ($119 million after tax, equal to $.18 per share) related to sales of the Company’s interests in Tate & Lyle PLC.

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

			Cash
	Market Price		Dividends
	High	Low	Per Share

Fiscal 2006--Quarter Ended
June 30	$46.71	$34.60	$0.100
March 31	35.50	24.05	0.100
December 31	25.55	23.00	0.085
September 30	24.75	19.75	0.085

Fiscal 2005--Quarter Ended
June 30	$25.30	$17.50	$0.085
March 31	25.37	21.35	0.085
December 31	22.55	16.72	0.075
September 30	17.00	14.95	0.075

The number of registered shareholders of the Company's common stock at June 30, 2006 was 19,134. The Company expects to continue its policy of paying regular cash dividends, although there is no assurance as to future dividends because they are dependent on future earnings, capital requirements, and financial condition.

TEN-YEAR SUMMARY

Archer Daniels Midland Company

Operating, Financial, and Other Data (Dollars in thousands, except per share data)

	2006	2005	2004	2003
Operating
Net sales and other operating income	$36,596,111	$35,943,810	$36,151,394	$30,708,033
Depreciation	656,714	664,652	685,613	643,615
Net earnings	1,312,070	1,044,385	494,710	451,145
Basic earnings per common share	2.01	1.60	0.76	0.70
Diluted earnings per common share	2.00	1.59	0.76	0.70
Cash dividends	241,995	209,425	174,109	155,565
Per common share	0.37	0.32	0.27	0.24

Financial
Working capital	$5,661,510	$4,343,837	$3,588,759	$3,274,385
Per common share	8.63	6.68	5.51	5.08
Current ratio	1.9	1.8	1.5	1.6
Inventories	4,677,508	3,906,698	4,591,648	3,550,225
Net property, plant, and equipment	5,293,032	5,184,380	5,254,738	5,468,716
Gross additions to property, plant, and equipment	840,569	647,378	620,633	1,245,910
Total assets	21,269,030	18,598,105	19,368,821	17,182,879
Long-term debt	4,050,323	3,530,140	3,739,875	3,872,287
Shareholders' equity	9,806,880	8,433,472	7,698,216	7,069,197
Per common share	14.96	12.97	11.83	10.96

Other
Weighted average shares outstanding-basic (000s)	653,588	654,242	647,698	646,086
Weighted average shares outstanding-diluted (000s)	656,287	656,123	649,810	646,883
Number of shareholders	19,134	23,091	24,394	25,539
Number of employees	26,821	25,641	26,317	26,197

Share and per share data have been adjusted for annual 5% stock dividends from September 1996 through September 2001.

2002	2001	2000	1999	1998	1997

$22,611,894	$19,483,211	$18,612,423	$18,509,903	$19,832,594	$18,104,827
566,576	572,390	604,229	584,965	526,813	446,412
511,093	383,284	300,903	265,964	403,609	377,309
0.78	0.58	0.45	0.39	0.59	0.55
0.78	0.58	0.45	0.39	0.59	0.55
130,000	125,053	120,001	117,089	111,551	106,990
0.20	0.19	0.18	0.17	0.16	0.15

$2,770,520	$2,283,320	$1,829,422	$1,949,323	$1,734,411	$2,035,580
4.26	3.45	2.76	2.89	2.50	3.00
1.6	1.6	1.4	1.5	1.5	1.9
3,255,412	2,631,885	2,822,712	2,732,694	2,562,650	2,094,092
4,890,241	4,920,425	5,277,081	5,567,161	5,322,704	4,708,595
596,559	318,168	475,396	825,676	1,228,553	1,127,360
15,379,335	14,339,931	14,471,936	14,029,881	13,833,534	11,354,367
3,111,294	3,351,067	3,277,218	3,191,883	2,847,130	2,344,949
6,754,821	6,331,683	6,110,243	6,240,640	6,504,912	6,050,129
10.39	9.56	9.20	9.24	9.38	8.92

656,955	664,507	669,279	685,328	686,047	690,352
657,947	665,353	669,279	685,426	686,809	691,409
26,715	27,918	29,911	31,764	32,539	33,834
24,746	22,834	22,753	23,603	23,132	17,160